Filed Pursuant to Rule 424(b)(1)
Registration No. 333-193324

PROSPECTUS

6,500,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock and certain selling stockholders are offering 1,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by any selling stockholders. Our common stock is listed on The NASDAQ Global Market under the symbol “PETX.” On January 28, 2014, the last reported sale price of our common stock was $19.29 per share.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$19.00	$123,500,000
Underwriting Discounts and Commissions(1)	1.14	7,410,000
Proceeds to Aratana Therapeutics, Inc. before expenses	17.86	89,300,000
Proceeds to selling stockholders	17.86	26,790,000

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Delivery of the shares of common stock is expected to be made on or about February 3, 2014. We have granted the underwriters an option for a period of 30 days to purchase an additional 150,000 shares of our common stock and a selling stockholder has granted the underwriters an option for a period of 30 days to purchase an additional 825,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder if the underwriters exercise this option.

Joint Book-Running Managers

Jefferies	Barclays	William Blair

Co-Managers

JMP Securities	Craig-Hallum Capital Group

Prospectus dated January 29, 2014.

ARATANA
THERAPEUTICS
The new beginning in pet therapeutics.

Neither we, nor any of the selling stockholders nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

ARATANA THERAPEUTICS and our logo are two of our trademarks that are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the section in this prospectus entitled “Risk Factors” beginning on page 13 and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company” and “Aratana” refer to Aratana Therapeutics, Inc. and its subsidiaries.

Overview

Our Company

We are a pet therapeutics company focused on the licensing or acquisition, development and commercialization of innovative biopharmaceutical products for cats, dogs and other companion animals. We operate at the intersection of the more than $50 billion annual U.S. pet market and the more than $20 billion annual worldwide animal health market. Our current product portfolio includes over 15 product candidates consisting of small molecule pharmaceuticals and large molecule biologics that target large opportunities in serious medical conditions in pets. Our most advanced products, AT-004 and AT-005, are monoclonal antibodies for treating lymphoma in dogs. AT-004, which treats B-cell lymphoma, received a conditional license from the U.S. Department of Agriculture, or USDA, and is currently marketed by Novartis Animal Health Inc., or Novartis Animal Health. AT-005, which treats T-cell lymphoma, received a conditional license from the USDA in January 2014 and we expect to commence marketing the product later this year. Our other lead products include small molecules directed at treating osteoarthritis pain and inflammation, loss of appetite and post-operative pain in dogs and cats. Our product candidates are designed to enable veterinarians and pet owners to manage pets’ medical needs safely and effectively, potentially resulting in longer and improved quality of life for pets.

Since our initial public offering in June 2013, we have focused on executing our clinical development plan and continuing to expand our product pipeline and further augment our development capabilities. Recently, we acquired Vet Therapeutics, Inc., which provided us with a proprietary antibody-based biologics platform focused on the treatment of lymphoma, and Okapi Sciences N.V., which provided us with a pipeline of antiviral drugs, including product candidates focused on the treatment of herpes and immunodeficiency in cats. As part of these acquisitions, we also obtained two facilities that we are using to develop additional species-specific monoclonal antibodies, antivirals and other small molecules for use as pet therapeutics. In addition, we now have a commercial product and an additional product candidate that we expect to commercialize in 2014, we have more than doubled the size of our product pipeline since June 2013, and we have significantly increased our technology and development infrastructure. We are focused on advancing our product candidates to regulatory approval and believe that we have significantly accelerated our pathway toward becoming a commercial stage company.

We believe that the role of pets in the family has significantly evolved over the last two decades. Many pet owners consider pets important members of their families, and they have been increasingly willing to spend money to maintain the health of their pets. Consequently, pets are living longer and, as they do, are exhibiting many of the same signs and symptoms of disease as humans, such as arthritis, cancer, obesity, diabetes and heart disease. Today veterinarians have comparatively few drugs at their disposal that have been specifically approved for use in pets. As a result, veterinarians often must resort to using products approved for use in humans, but not approved, or even formally studied, in pets, relying on key opinion leaders and literature, rather than regulatory review and approval.

We believe that pets deserve therapeutics that have been specifically studied and approved by regulatory authorities for each species, and that veterinarians and pet owners will increasingly demand that therapeutics are demonstrated to be safe and effective in pets before using them. We also believe there is an opportunity to leverage the investment in the human biopharmaceutical industry to bring therapeutics to pets in a capital and time efficient manner. For example, advances in human medicines have created new therapeutics for managing chronic diseases associated with aging, such as cancer, osteoarthritis, diabetes and cardiovascular diseases. However, these advances have not yet been translated into innovative therapies for pets, notwithstanding the fact that pets are living longer and manifesting many of these same diseases of aging. Moreover, while developing and commercializing therapeutics for humans and pets share a number of characteristics, there are also significant differences that we believe facilitate the development of pet therapeutics and make the market attractive. These differences include the role and economics of veterinary practices and the private pay nature of the veterinary market. Additionally, because the development of pet therapeutics requires fewer clinical studies, involves fewer subjects and trials are conducted directly in the target species, the development of drugs for pets is generally faster, less expensive and more predictable than for human therapeutics.

Our Products and Product Candidates

We have assembled a portfolio of more than 15 product candidates that are in various stages of development in either cats or dogs, and frequently in both. Our AT-004 monoclonal antibody product for B-cell lymphoma in dogs has received a conditional license from the USDA, the regulatory agency that oversees biologics in animals, and this product is currently being commercialized in the United States and Canada by Novartis Animal Health. Our AT-005 monoclonal antibody product for T-cell lymphoma in dogs has received a conditional license from the USDA and we expect to begin marketing the product later this year. The following table identifies the primary molecules in our current product portfolio:

COMPOUND	SPECIES	INDICATION	DEVELOPMENT STATUS	EXPECTED NEXT STEP
AT-001	Dog	Pain and inflammation associated with osteoarthritis	Dose selected	■ Initiate pivotal field effectiveness study in first quarter of 2014 ■ Expect U.S. marketing approval in 2016

	Cat	Pain and inflammation associated with osteoarthritis	Pilot studies	■ Dose confirmation study

AT-002	Dog	Stimulation of appetite	Pivotal field effectiveness study	■ Submission for approval ■ Expect U.S. marketing approval in 2016

	Cat	Stimulation of appetite	Pilot studies	■ Dose confirmation study

AT-003	Dog	Post-operative pain management	Proof of concept study	■ Dose confirmation study ■ Initiate pivotal field effectiveness study in second quarter 2014 ■ Expect U.S. marketing approval in 2016

	Cat	Post-operative pain management	Proof of concept study	■ Dose confirmation study

AT-004	Dog	B-cell lymphoma	Submitted pivotal field effectiveness study	■ Currently sold by Novartis Animal Health ■ Full license expected in 2015

AT-005	Dog	T-cell lymphoma	Completing pivotal field effectiveness study	■ Conditional license received in 2014 ■ Full license expected in 2015

AT-006	Cat	Ocular herpes infection	Pivotal field study in Europe	■ File for EU review in 2014 ■ Expect U.S. marketing approval in 2017 or 2018

COMPOUND	SPECIES	INDICATION	DEVELOPMENT STATUS	EXPECTED NEXT STEP
AT-007	Cat	Feline immunodeficiency virus infection	Pilot study in Europe	■ Initiate field effectiveness study in 2015 ■ Expect U.S. marketing approval in 2017 or 2018

AT-008	Dog	Lymphoma	Pivotal field effectiveness study	■ Pivotal field effectiveness in the EU in 2014

AT-009	Dog	Mast cell tumor	Lead selection	■ Pilot studies

AT-010	Dog	Atopic dermatitis	Lead selection	■ Pilot studies

AT-011	Dog	Parvovirus infections	Lead selection	■ Proof of concept study

AT-012	Cat	Calicivirus infections	Lead selection	■ Proof of concept study

In addition to the above-listed product candidates, we are evaluating additional molecules for applications in other diseases including lymphoma in cats, seizures in dogs, atopic dermatitis in dogs and other cancers in cats and dogs, and we are researching new product concepts internally with our recently acquired antibody and antiviral research expertise. Furthermore, we have options with two parties for two additional molecules that we are considering licensing for further development. We aim to submit drug applications for U.S. approval for the majority of our existing product candidates and to make similar regulatory filings for European approval. Furthermore, where appropriate, we attempt to develop and submit regulatory filings for therapeutic indications in both cats and dogs, which will be separate products and require separate approval.

Our Development Strategy

Our strategy is to in-license proprietary compounds from human biopharmaceutical companies and academia or leverage existing insights in human biology applicable in pets and to develop therapeutics specifically for use in pets. We seek to identify human therapeutics that have demonstrated safety and effectiveness in at least two species and are in, or have completed, Phase I or Phase II clinical trials in humans, with well-developed active pharmaceutical ingredient, or API, process chemistry and a well-defined manufacturing process. We also seek to identify products already in development for pets and to license or acquire these products. To date, we have in-licensed and are further developing pharmaceutical compounds from Pacira Pharmaceuticals, Inc., RaQualia Pharma, Inc. and others, and we have acquired Vet Therapeutics and Okapi.

In order to successfully execute our plan, we have assembled an experienced management team consisting of veterinarians, physicians, scientists and other professionals that apply the core principles of drug development to the medical needs of pets. The members of our senior management team combined have over 100 years of experience in the animal health and human biopharmaceutical industries, as well as a strong track record of successfully developing and commercializing therapeutics for pets. Our Chief Scientific Officer and our Head of Drug Evaluation and Development have each been actively involved in the development and approval of over 20 animal health products. Our Chief Commercial Officer has been responsible for guiding the launch of 22 animal health products, including three of the most significant brands in companion animal health.

We expect to build a commercial organization to market our products in the United States and to leverage distributors in other important geographies. We anticipate building a small sales force targeting pet oncology centers to market AT-005. In addition, we expect to use the time preceding the full commercialization of our product candidates to build veterinarian and pet owner awareness of our company and our products. We believe that our product candidates, if approved, will enable veterinarians to deliver a higher level of medical care to pets while providing an important revenue stream to veterinarians’ practices.

Pet Therapeutics Industry

According to the American Pet Products Association, or APPA, U.S. consumers spent an estimated $56 billion on their pets in 2013, up approximately 44% over 2006, representing a compound annual growth rate, or CAGR, of approximately 5.4% over that period. Cats and dogs are the most popular pet species in the United States and Europe: there are approximately 96 million cats and 83 million dogs in the United States and 90 million cats and 75 million dogs in Europe. An estimated 68% of U.S. households have at least one pet. The U.S. pet market has grown by rates far exceeding inflation, driven by increases in average spending per pet each year since 2006. The U.S. veterinary care segment has been among the fastest growing segments of the overall U.S. pet market, increasing from $9.2 billion in 2006 to $13.6 billion in 2012, representing a CAGR of 6.7%. We estimate that of this $13.6 billion, approximately $6.3 billion was related to consumer spending in pet medicines, which included approximately $4.7 billion for parasiticides and vaccines with approximately $1.6 billion for pet therapeutics. This $1.6 billion estimate excludes amounts spent on human drugs to treat pets. We derived these estimates using data from Vetnosis Limited, a research and consulting firm specializing in animal health and veterinary medicine, for sales of pet therapeutics directly to veterinarians and then adjusted the number to reflect a typical industry mark-up charged to the pet owners by the veterinarian. The $1.6 billion U.S. pet therapeutics market represents less than $10 per year per pet.

We believe that the pet market, driven in part by expansion of the veterinary care segment, will continue to grow and that the introduction of novel pet therapeutics offering significant safety and efficacy benefits over existing products will result in pet therapeutics garnering a larger share of total consumer spending on pets.

Differences Between Human and Pet Therapeutics

While the business of developing and commercializing therapeutics for pets shares a number of characteristics with the business of developing and commercializing therapeutics for humans, there are also significant differences between the pet therapeutics and human therapeutics businesses that we believe make the pet therapeutics market attractive, including:

Faster, less expensive and more predictable development

Development of pet therapeutics is generally faster and less expensive than for human therapeutics because it requires fewer clinical studies, involves fewer subjects and is conducted directly in the target species. Because there is no need to bridge from pre-clinical investigations in one species to the final target species, decisions on the potential efficacy and safety of products often can be made more quickly, and the likelihood of success often can be established earlier. This contributes to the enhanced process and greater capital efficiency of pet versus human drug development.

Role and economics of veterinary practices

In addition to the primary goal of improving the health of pets, veterinary practices can generate additional value and revenue growth by prescribing pet therapeutics. Unlike in the human pharmaceutical market, veterinarians often serve the dual roles of doctor and pharmacist as pet owners typically purchase medicines directly from veterinarians. As a result, the sale of pet therapeutics directly to pet owners is a meaningful contributor to veterinary practice economics. According to industry sources, approximately one-third of companion animal practice revenue comes from prescription drug sales, parasiticides, vaccinations and non-prescription medicines. We believe that this revenue stream could be increased significantly with the introduction of novel therapeutics that have been specifically developed for pets.

Partnership relationships with, and better access to, veterinarian decision-makers

The pet therapeutics industry typically uses a combination of sales representatives to inform veterinarians about the attributes of products, and technical and veterinary operations specialists to provide advice regarding local, regional and global trends. In many cases, a pet therapeutics sales representative is viewed by the veterinarian as both an educator and a business partner. These direct relationships allow pet therapeutics sales representatives to understand the needs of the veterinarians and ultimately pet owners and to develop products to better meet those needs.

Primarily private-pay nature of veterinary market

Pet owners generally pay for pet healthcare, including pet therapeutics, out-of-pocket. Third-party insurance covers less than 5% of U.S. pet owners. Pet owners make decisions primarily on the advice of their veterinarian, without the influence of insurance companies or government payors that are often involved in product and pricing decisions in human healthcare. We believe the lack of pricing intervention of third-party payors in veterinary medicine results in less pricing pressure than in human health. Furthermore, this enables pet therapeutics companies to directly market to pet owners to encourage them to consult with their veterinarians.

Our Strategy

Our goal is to become a leading provider of therapeutics developed and approved specifically for the treatment of unmet medical needs in pets. We are a pet-focused company and we intend to help shape and define the pet therapeutics market. We plan to accomplish this by:

■	Advancing our existing compounds to regulatory approval;

■	Leveraging our management team’s established experience in the human biopharmaceutical and animal health industries;

■	Using a direct sales organization and distributors to commercialize our products in the United States and Europe;

■	Engaging active partners to build a commercial presence; and

■	Continuing to expand our product pipeline by in-licensing additional compounds.

Recent Developments

Conditional License for AT-005

Effective as of January 22, 2014, we received a conditional license from the USDA for AT-005 as an aid for the treatment of T-cell lymphoma in dogs. We expect to commence marketing the product later this year and expect to receive full licensure in 2015.

Acquisition of Okapi Sciences N.V.

On January 6, 2014, we acquired Okapi Sciences N.V., a Belgium-based company with a proprietary pet therapeutics antiviral platform and five clinical/development stage product candidates designed to treat important viral diseases. We plan to continue to advance the current Okapi pipeline of high value antiviral drugs, including its feline herpes and feline immunodeficiency virus products, which currently comprise our AT-006 and AT-007 product candidates, respectively. We are developing AT-006 as a treatment for ocular herpes in cats. If approved, AT-006 could become the first antiviral small molecule therapeutic developed specifically for veterinary use. AT-006, if approved, will be commercialized by Novartis Animal Health pursuant to an existing development and commercialization agreement. The Okapi product pipeline also includes additional antiviral and oncology products for both cats and dogs.

To acquire Okapi, we paid its equity holders approximately €10.3 million (equivalent to $13.9 million) in cash and issued a promissory note for €11.0 million ($14.9 million). The promissory note bears interest at 7% per annum payable quarterly in arrears and matures on December 31, 2014, subject to mandatory prepayment in the event of an equity financing, which would include this offering. We also agreed to pay up to an additional $16.3 million in cash or shares of common stock calculated in the manner specified in the purchase agreement within 90 days of the closing, subject to mandatory prepayment in cash in the event of an equity financing, which also includes this offering. We believe the strategic acquisition of Okapi further enhances our leadership position in pet therapeutics by providing us with a European base of operations that we believe enables better coordination of clinical and regulatory activities, enhances our business development and in-licensing capabilities and provides flexibility with respect to European commercialization. The acquisition also provides us with the technology for de novo product generation, diversifies our product pipeline and demonstrates our continued focus on innovation.

Acquisition of Vet Therapeutics, Inc.

On October 15, 2013, we acquired Vet Therapeutics, Inc., a Del Mar, California-based company with a proprietary antibody-based biologics platform. We plan to continue to advance this pipeline of biologic drugs, including the lymphoma franchise, which currently comprises our AT-004, AT-005, AT-009 and AT-010 products. Beyond these products, the Vet Therapeutics’ pipeline includes biologics for the treatment of other cancers, atopic dermatitis and other immune conditions. We acquired Vet Therapeutics for a combination of $30.0 million in cash, 625,000 shares of our common stock, and a $3.0 million promissory note maturing on December 31, 2014 at an interest rate of 7% per year. The promissory note is subject to repayment in the event of specified equity financings, which include this offering. We also agreed to pay up to $5.0 million in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for our AT-004. We believe this acquisition may significantly accelerate our pathway toward becoming a commercial-stage pet therapeutics company.

October 2013 Private Placement

On October 13, 2013, we entered into a stock purchase agreement with various accredited investors, pursuant to which we sold an aggregate of 1,234,375 shares of our common stock for an aggregate purchase price of approximately $19.8 million or $16.00 per share.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

■	We have a limited operating history and have incurred significant losses since our inception.

■	Although we have two conditionally approved products, we are substantially dependent on the success of our current product candidates.

■

If we are not successful in identifying, licensing, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

■	We may not realize all of the anticipated benefits of our acquisitions of Vet Therapeutics and Okapi or those benefits may take longer to realize than expected.

■	We may not be able to obtain regulatory approval for our existing or future product candidates under applicable regulatory requirements.

■	Even if our current or future product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

■	Development of pet therapeutics involves an expensive and lengthy process with uncertain outcome, and results of earlier studies may not be predictive of future study results.

■

We rely completely on third-party manufacturers to manufacture the supplies for the development of our small molecule product candidates and we intend to rely on third-party manufacturers to produce commercial quantities of any approved drug candidates.

■

We currently own two issued patents and license patents covering our biologics, small molecule and antiviral product candidates, and have limited rights to prosecute and enforce those licensed patents.

■	If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are essential to our business.

■

The regulatory approval process is uncertain, requires us to utilize significant resources, and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

Corporate Information

Our principal executive offices are located at 1901 Olathe Boulevard, Kansas City, Kansas 66103, and our telephone number is (913) 951-2132. We also maintain business locations in Boston, Massachusetts, Del Mar, California, and Leuven, Belgium. Our website address is www.aratana.com. The information contained in, or accessible through, our website should not be considered a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

■

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations in this prospectus;

■	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

■	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

■	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until December 31, 2018. However, if certain events occur prior to December 31, 2018, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to December 31, 2018.

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Common stock offered by us	5,000,000 shares (or 5,150,000 shares if the underwriters exercise their option to purchase additional shares from us in full)

Common stock offered by the selling stockholders	1,500,000 shares (or 2,325,000 shares if the underwriters exercise their option to purchase additional shares from a selling stockholder in full)

Common stock to be outstanding after this offering	29,097,738 shares

Use of proceeds	We intend to use the net proceeds of this offering to satisfy our remaining purchase price obligation to the former stockholders of Okapi; to repay the outstanding principal amounts under our promissory notes held by the former stockholders of Okapi and the former stockholders of Vet Therapeutics; and the balance for the further development of our product candidates, expansion of our commercial infrastructure in anticipation of future product launches and for other general corporate and working capital purposes. We may also use a portion of our net proceeds to in-license or acquire additional product candidates, technologies or businesses; however, other than our existing option agreements for licenses, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 13 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

NASDAQ Global Market Symbol	“PETX”

The number of shares of our common stock to be outstanding after this offering is based on 24,097,738 shares of our common stock outstanding as of December 31, 2013 (including 670,374 shares of restricted common stock that are subject to vesting restrictions as of December 31, 2013 and are not considered outstanding for accounting purposes) and excludes:

■	949,401 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2013, at a weighted average exercise price of $11.41 per share; and

■

206,217 shares of common stock reserved for issuance under our 2013 incentive award plan as of December 31, 2013 as well as shares that become available pursuant to provisions in our 2013 incentive award plan that automatically increase the share reserve under the plan on January 1 of each calendar year as more fully described in “Executive and Director Compensation—2013 Incentive Award Plan.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

■	no exercise of the outstanding options described above; and

■	no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the period ended on, the dates indicated. We have derived the statement of operations data for the years ended December 31, 2011 and 2012 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2012 and 2013 and for the period from our inception (December 1, 2010) to September 30, 2013 and the balance sheet data as of September 30, 2013 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. This unaudited interim financial information has been prepared on the same basis as our audited financial statements and, in our opinion, reflects all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position as of September 30, 2013 and operating results for the nine months ended September 30, 2012 and 2013. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the sections in this prospectus entitled “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2013 should not be considered indicative of results expected for the fiscal year 2013.

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,		CUMULATIVE PERIOD FROM INCEPTION (DECEMBER 1, 2010) TO SEPTEMBER 30, 2013
	2011	2012	2012	2013
			(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	2,196	7,291	5,338	7,817	17,304
General and administrative	1,274	2,987	2,186	3,911	8,481
In-process research and development	—	1,500	—	—	8,025

Total operating expenses	3,470	11,778	7,524	11,728	33,810

Loss from operations	(3,470)	(11,778)	(7,524)	(11,728)	(33,810)
Other income (expense):
Interest income	6	21	12	51	78
Interest expense	—	—	—	(182)	(182)
Other income	—	121	81	455	576

Total other income (expense)	6	142	93	324	472

Net loss	(3,464)	(11,636)	(7,431)	(11,404)	$(33,338)

Modification of Series A convertible preferred stock	(276)	—	—	—
Unaccreted dividends on convertible preferred stock	(902)	(2,035)	(1,493)	—

Net loss attributable to common stockholders	$(4,642)	$(13,671)	$(8,924)	$(11,404)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(15.43)	$(34.53)	$(28.79)	$(1.50)

Weighted average shares outstanding, basic and diluted(1)	300,841	395,918	309,994	7,601,388

(1)

See Note 16 to our annual financial statements and Note 11 to our interim financial statements included elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	AS OF SEPTEMBER 30, 2013
	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$52,306	$41,030	$96,213
Working capital(3)	47,557	16,770	87,119
Total assets	52,668	155,613	210,796
Contingent consideration payable	—	18,976	3,810
Total long-term debt, net of discount	4,941	32,817	14,928
Total stockholders’ equity	43,836	86,731	174,969

(1)

Pro forma balance sheet data give effect to our October 2013 private placement and the acquisitions of Vet Therapeutics and Okapi, as described in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information,” prior to giving effect to the pro forma adjustments for this offering.

(2)

Pro forma as adjusted balance sheet data give further effect to (i) the issuance and sale by us of 5,000,000 shares of common stock in this offering at the public offering price of $19.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of net proceeds received by us in this offering as described in the section of this prospectus entitled “Use of Proceeds.”

(3)	We define working capital as current assets less current liabilities.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary unaudited pro forma consolidated financial information has been prepared to give effect to our completed acquisitions of Vet Therapeutics and Okapi and the shares issued and net proceeds received by us in this offering, which will be used to pay purchase consideration and repay debt issued in connection with the acquisitions, as required upon the completion of this offering by the terms of the acquisition agreements and as described in the section of this prospectus entitled “Use of Proceeds.” The summary unaudited pro forma consolidated balance sheet data as of September 30, 2013 gives effect to the acquisitions of Vet Therapeutics and Okapi, the issuance and sale by us of shares in this offering, and the required purchase consideration payments and debt repayments as if each occurred on September 30, 2013. The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2012 and nine months ended September 30, 2013 give effect to the acquisitions of Vet Therapeutics and Okapi, the issuance and sale by us of shares in this offering, and the required purchase consideration payments and debt repayments as if each occurred on January 1, 2012.

The summary unaudited pro forma consolidated financial information is derived from our, Vet Therapeutics’ and Okapi’s audited historical financial statements as of and for the year ended December 31, 2012, from Vet Therapeutics’ audited historical financial statements of as of and for the nine months ended September 30, 2013, and from our and Okapi’s unaudited historical financial statements of as of and for the nine months ended September 30, 2013.

The summary unaudited pro forma consolidated financial information is based on assumptions and preliminary information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed as described in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” The summary unaudited pro forma consolidated financial information was prepared in accordance with the rules and regulations of the Securities and Exchange Commission, or SEC, and should not be considered indicative of the consolidated financial position or results of operations that would have occurred if the transactions described above had occurred on the dates indicated, nor are they indicative of the future consolidated financial position or results of operations of Aratana, Vet Therapeutics and Okapi following completion of the transactions described above. You should read this unaudited pro forma consolidated financial information together with our, Vet Therapeutics’ and Okapi’s financial statements and related notes appearing elsewhere in this prospectus.

For additional information regarding our summary unaudited pro forma consolidated financial information, see the section of the prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.”

	YEAR ENDED DECEMBER 31, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2013
	(in thousands, except share and per share data)
Unaudited Pro Forma Consolidated Statement of Operations Data:
Revenues:
Licensing revenue	$173	$1,440
Product sales	—	157

Total revenues	173	1,597

Costs and expenses:
Cost of product sales	10	137
Royalty expense	—	70
Research and development	10,728	10,421
General and administrative	3,841	4,656
In-process research and development	1,500	—
Amortization of acquired intangible assets	1,822	1,367

Total operating expenses	17,901	16,651

Loss from operations	(17,728)	(15,054)
Other income (expense):
Interest income	32	56
Interest expense	(550)	(594)
Other income	167	472
Other expenses	(8)	(7)

Total other income (expense)	(359)	(73)

Loss before income taxes	(18,087)	(15,127)
Income tax benefit	6,750	5,671

Net loss	(11,337)	(9,456)
Unaccreted dividends on convertible preferred stock	(2,035)	—

Net loss attributable to common stockholders	$(13,372)	$(9,456)

Net loss per share attributable to common stockholders, basic and diluted	$(3.24)	$(0.83)

Weighted average shares outstanding, basic and diluted	4,128,363	11,333,833

AS OF SEPTEMBER 30, 2013
(in thousands)
Unaudited Pro Forma Consolidated Balance Sheet Data(1):
Cash, cash equivalents and short-term investments	$96,213
Working capital(2)	87,119
Total assets	210,796
Contingent consideration payable	3,810
Total long-term debt, net of discount	14,928
Total stockholders’ equity	174,969

(1)	The unaudited pro forma consolidated balance sheet data gives effect to this offering as described in Note 7 to the Unaudited Pro Forma Consolidated Financial Information.
(2)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, and our limited operating history makes it difficult to assess our future viability.

We are a development-stage biopharmaceutical company in the pet therapeutics industry with a limited operating history. Biopharmaceutical product development in the pet therapeutics industry is a highly speculative undertaking and involves a substantial degree of risk. We currently have a product pipeline with over 15 products under development including one biologic, AT-004, that is currently marketed by Novartis Animal Health, Inc., or Novartis Animal Health, and another biologic, AT-005, that we expect to begin marketing later this year, each under a conditional license. We are not profitable and have incurred losses in each year since our inception in December 2010. We have a limited operating history upon which you can evaluate our business and prospects. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. We have not generated any revenue from product sales to date, other than a small amount of royalties from the sales generated by Novartis Animal Health. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss for the nine months ended September 30, 2013 was $11.4 million and for the year ended December 31, 2012 was $11.6 million. As of September 30, 2013, we had a deficit accumulated during development stage of $33.6 million and we had $52.3 million in cash, cash equivalents and short-term investments. Taking into account our October 2013 private placement and our recent acquisitions of Vet Therapeutics and Okapi, our pro forma net loss for the nine months ended September 30, 2013 was $9.9 million and for the year ended December 31, 2012 was $12.1 million, and as of September 30, 2013, we had a pro forma deficit accumulated during development stage of $25.2 million and we had pro forma cash, cash equivalents and short-term investments of $41.0 million. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize them if they are approved by the U.S. Food and Drug Administration’s Center for Veterinary Medicine, or CVM, or for our biologic products, the U.S. Department of Agriculture, or the USDA. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product portfolio expansion, product development, other operations or commercialization efforts.

Since our inception, nearly all of our resources have been dedicated to the in-licensing, acquisition and research and development of our current product candidates. Completing the development and obtaining regulatory approval of our product candidates will require substantial funds. We also have an active in-licensing effort focused on identifying human therapeutics for development and commercialization as pet therapeutics. We believe that we will continue to expend substantial resources for the foreseeable future for the development of our current product candidates and any future product candidates we may choose to pursue. These expenditures will include costs associated with identifying potential product candidates, licensing or acquisition payments, conducting target animal studies, completing other research and development, obtaining regulatory approvals and manufacturing and supply, as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any target animal study is uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any of our current or future product candidates.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and existing credit facility will allow us to fund our operations and our debt obligations through at least December 31, 2015. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including, but not limited to:

■	the results of our target animal studies for our current and future product candidates;

■	the amount and timing of any milestone payments or royalties we must pay pursuant to our current or future license agreements or collaboration agreements;

■	the timing of, and the costs involved in, obtaining regulatory approvals for any of our current or future product candidates;

■	the upfront and other payments, and associated costs, related to identifying, acquiring and in-licensing new product candidates;

■	the number and characteristics of the product candidates we pursue;

■	the scope, progress, results and costs of researching and developing any of our current or future product candidates and conducting target animal studies;

■	whether we acquire any other companies, assets, intellectual property or technologies in the future;

■	our ability to partner with companies with an established commercial presence in Europe to provide our products in that market;

■	the cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;

■	the cost of manufacturing our current and future product candidates and any products we successfully commercialize;

■	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

■

whether we are required to repay amounts that we received from the Kansas Bioscience Authority, or the KBA, repurchase the shares of our capital stock owned by the KBA or repay Kansas income tax credits allocated to some of our investors (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Kansas Programs”);

■	the expenses needed to attract and retain skilled personnel;

■	the costs associated with being a public company; and

■	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate:

■	our target animal studies or other development activities for our current or future product candidates;

■	our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize any of our current or future product candidates; or

■	our in-licensing and acquisition efforts and expansion of our product portfolio.

Although we have two conditionally approved products, we are substantially dependent on the success of our current product candidates.

We currently have no products approved for commercial distribution, except AT-004 and AT-005 which have received conditional licenses from the USDA. To date, we have invested nearly all of our efforts and financial resources in the in-licensing, research and development of AT-001, AT-002 and AT-003, which, prior to our acquisition of Vet Therapeutics and Okapi, were our only product candidates and are still in development.

Our near-term prospects, including our ability to finance our company and to enter into strategic collaborations and generate revenue, will depend heavily on the successful development and commercialization of our current product candidates. The development and commercial success of our current product candidates will depend on a number of factors, including the following:

■

timely initiation and completion of our target animal studies for our current product candidates, which may be significantly slower than we currently anticipate and will depend substantially upon the satisfactory performance of third-party contractors;

■

our ability to demonstrate to the satisfaction of the CVM, the USDA and the European Medicines Agency, or EMA, or the applicable EU Member State national competent authorities, the safety and efficacy of our product candidates and to obtain regulatory approval in the United States and Europe;

■	our success in educating veterinarians and pet owners about the benefits, administration and use of our product candidates;

■	the prevalence and severity of adverse side effects, including a continued acceptable safety profile of the product following approval;

■	achieving and maintaining compliance with all regulatory requirements applicable to our product candidates;

■	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

■	the effectiveness of our marketing, sales and distribution strategy and operations;

■

the ability of our third-party manufacturers to manufacture supplies of any of our current or future product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices, or cGMP;

■	our ability to successfully launch commercial sales of our current product candidates, assuming CVM, USDA or EMA approval is obtained, whether alone or in collaboration with others;

■

our ability to enforce our intellectual property rights in and to our product candidates and avoid third-party patent interference, third-party initiated and U.S. PTO-initiated administrative patent proceedings or patent infringement claims; and

■	acceptance of our product candidates as safe and effective by veterinarians, pet owners and the animal health community.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of our product candidates. If we are not successful in commercializing one or more of our product candidates, or are significantly delayed in doing so, our business will be materially harmed and the value of your investment could substantially decline.

The development of our biologic product candidates is dependent upon relatively novel technologies and uncertain regulatory pathways.

As a result of our acquisition of Vet Therapeutics, we are developing biologics, including animal antibodies, for pets. Identification, optimization and manufacturing of therapeutic animal biologics is a relatively new field in which unanticipated difficulties or challenges could arise. While many biologics have been approved for use in humans, very few have been approved for use in animals, except for vaccines. There are unique risks and uncertainties with biologics, the development, manufacturing and sale of which are subject to regulations that are often as complex and extensive as the regulations applicable to other small molecule products. We anticipate that our animal biologics may be regulated by the USDA, rather than CVM, and the regulatory standards that the USDA may require for novel biologics may be more difficult to satisfy than we anticipate.

We may be unable to obtain regulatory approval for our existing or future product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization efforts and adversely impact our potential to generate revenue, our business and our results of operations.

Our product candidates are in various stages of development, and our business currently depends entirely on their successful development, regulatory approval and commercialization. With the exception of AT-004 and AT-005, we currently have no products approved for sale, and we may never obtain regulatory approval to commercialize any of our other current or future product candidates. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of pet therapeutics products are subject to extensive regulation by the CVM, the USDA, the EMA and other regulatory authorities in the United States and other countries, whose regulations differ from country to country. We are not permitted to market our products in the United States until we receive approval of a New Animal Drug Application, or NADA, from the CVM or a full product license from the USDA with respect to our biologic products, or in Europe until we receive approval from the European Commission or applicable EU State national competent authorities.

Even if we receive approval of an NADA, USDA product license or foreign regulatory filing for our product candidates, the CVM, the USDA or the applicable foreign regulatory body may approve our product candidates for a more limited indication than we originally requested, and the CVM or the USDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of our product candidates and would materially adversely impact our business and prospects.

Even if our current or future product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

Even if we obtain CVM, USDA, EMA or other regulatory approvals, our current or future product candidates may not achieve market acceptance among veterinarians and pet owners, and may not be commercially successful. Market acceptance of any of our current or future product candidates for which we receive approval depends on a number of factors, including:

■	the safety of our products as demonstrated in our target animal studies;

■	the indications for which our products are approved;

■	the acceptance by veterinarians and pet owners of the product as a safe and effective treatment;

■	the proper training and administration of our products by veterinarians;

■	the potential and perceived advantages of our product candidates over alternative treatments, including generic medicines and products approved for use by humans that are used off label;

■	the cost of treatment in relation to alternative treatments and willingness to pay for our products, if approved, on the part of veterinarians and pet owners;

■	the willingness of pet owners to pay for our treatments, relative to other discretionary items, especially during economically challenging times;

■	the relative convenience and ease of administration;

■	the prevalence and severity of adverse side effects; and

■	the effectiveness of our sales and marketing efforts.

Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would adversely affect our financial results.

We may not realize all of the anticipated benefits of our acquisitions of Vet Therapeutics or Okapi, or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating three businesses.

Our ability to realize the anticipated benefits of our acquisitions of Vet Therapeutics and Okapi will depend in part on our ability to integrate their businesses with ours. The combination of three independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of Vet Therapeutics and Okapi. The integration process may disrupt the businesses and, if implemented ineffectively, would preclude realization of the full benefits expected by us. Our failure to meet the challenges involved in integrating the businesses to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

■	the diversion of management’s attention to integration matters;

■	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of Vet Therapeutics and Okapi with our company;

■	difficulties in the integration of operations and systems;

■	difficulties in the assimilation of employees;

■	challenges in attracting and retaining key personnel; and

■	challenges in maintaining previously-established relationships with licensors and licensees.

Many of these factors will be outside of our control and any one of them could result in increased costs and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of the businesses are integrated successfully, we may not realize the full benefits of the transaction, including the synergies or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

Development of pet therapeutics involves an expensive and lengthy process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Development of pet therapeutics is expensive and can take many years to complete, and its outcome is inherently uncertain. To gain approval to market a pet therapeutic for a particular species of pet, we must provide the CVM, the USDA or foreign regulatory authorities, as applicable, with data from animal safety and effectiveness studies that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication applied for in the NADA, product license or other regulatory filing. We rely on contract research organizations, or CROs, and other third parties to ensure the proper and timely conduct of our studies and development efforts and, while we have agreements governing their committed activities, we have limited influence over their actual performance. Failure can occur at any time during the development process. Success in prior target animal studies or in the treatment of human beings with a product candidate does not ensure that our target animal studies will be successful and the results of development efforts by other parties may not be indicative of the results of our target animal studies and other development efforts. Product candidates in our studies may fail to show the desired safety and efficacy despite showing such results in initial data or previous human or animal studies conducted by other parties. Even if our studies and other development efforts are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

Once our target animal studies commence, we may experience delays in such studies and other development efforts and we do not know whether planned studies will begin on time, need to be redesigned or be completed on schedule, if at all. Pet therapeutics studies can be delayed or discontinued for a variety of reasons, including delay or failure to:

■	reach agreement on acceptable terms with prospective CROs and study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

■	complete target animal studies due to deviations from study protocol;

■	address any safety concerns that arise during the course of testing;

■	address any conflicts with new or existing laws or regulations;

■	add new study sites; or

■	manufacture sufficient quantities of formulated drug for use in studies.

If we experience delays in the completion or termination of any development efforts for our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our development efforts will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of our development efforts may also ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration.

The development and commercialization of pet therapeutics is highly competitive, and we expect considerable competition from major pharmaceutical, biotechnology and specialty animal health medicines companies. As a result, there are and will likely continue to be extensive research and substantial financial resources invested in the discovery and development of new pet therapeutics. Our potential competitors include large animal health companies, such as Zoetis, Inc.; Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; Novartis Animal Health, the animal health division of Novartis AG; Virbac Group; Ceva Animal Health; Vetoquinol and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market.

If approved, we expect AT-001 will face competition from Rimadyl and generic Carprofen, Deramaxx, Previcox and Metacam and generic Meloxicam. At the product level, we are currently not aware of any direct competitor for AT-002. However, we are aware that veterinarians utilize mirtazapine, a human generic antidepressant to attempt to treat inappetance in pets. We expect AT-003 will compete primarily with the non-steroidal anti-inflammatory drugs from the class of cyclooxygenase inhibitors and injectable anesthetics, such as bupivacaine, which is not approved for non-human use but is widely used by veterinarians. We are also unaware of any approved products for the treatment of lymphoma in dogs. We expect that AT-004 and AT-005 will face competition from human generic chemotherapies. We are aware of biotechnology companies that are developing products for the treatment of lymphoma in pets, including some that have received a minor use minor species, or MUMS, designation. We know of no direct competitor for AT-006 or AT-007, but we may face competition from generic human antivirals.

We are an early-stage company with a limited history of operations and many of our competitors have substantially more resources than we do, including both financial and technical. In addition, many of our competitors have more experience than we have in the development, manufacture, regulation and worldwide commercialization of animal health medicines, including pet therapeutics. We are also competing with academic institutions, governmental agencies and private organizations that are conducting research in the field of animal health medicines.

If we are not successful in identifying, licensing or acquiring, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our effort will focus on the continued development and potential approval of our current product candidates, a key element of our strategy is to identify, license or acquire, develop and commercialize a portfolio of products to serve the pet therapeutics market. We derive potential pet therapeutic product candidates from molecules and compounds discovered or developed as part of human biopharmaceutical research. We expect to enter into license arrangements with third parties to provide us with rights to human health compounds for purposes of our business. Such agreements are typically complex and require time to negotiate and implement. If we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms or at all. If we are unable to access human health-generated molecules and compounds to conduct research and development on cost-effective terms, our ability to develop new products could be limited. In some instances, human biopharmaceutical companies may be unwilling to license us their products or compounds for development as pet therapeutics because of perceived regulatory and commercial risks, including the risk that the FDA could delay or halt an ongoing human development trial if the same compound, when studied in animals, produces an unexplained adverse event or death, and the risk that, if the same compound is developed for humans and pets, and the human version is priced significantly higher than the pet version, which is usually the case, human patients would attempt to use the cheaper animal version of the drug. Even if we successfully identify and license potential product candidates, we may still fail to yield product candidates for development and commercialization for many reasons, including the following:

■	competitors may develop alternatives that render our product candidates obsolete;

■	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

■

a product candidate may on further study be shown to have harmful side effects in pets or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

■	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

■	a product candidate may not be accepted as safe and effective by veterinarians, pet owners and the pet therapeutic community.

If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing our current and future product candidates.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop any of our current or future product candidates, conduct our in-licensing and development efforts and commercialize any of our current or future product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We are highly dependent upon our senior management, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our current or future product pipeline, completion of our planned development efforts or the commercialization of our product candidates.

Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the animal health fields is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We rely completely on third-party manufacturers to manufacture the supplies for the development of our small molecule and antiviral product candidates and we intend to rely on third-party manufacturers to produce commercial quantities of any approved drug candidate.

With respect to our small molecules and antiviral programs, we do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture the formulated drug for use in the conduct of our target animal studies. We also lack the resources and the capability to manufacture any of our product candidates on a scale necessary for commercialization. We will need to identify contract manufacturers to provide commercial supplies of the formulated drugs for all products except AT-003. For AT-003, we have entered into a commercial supply agreement with Pacira Pharmaceuticals, Inc., or Pacira. Under this agreement, Pacira will provide us with finished drug product in vials, without final labeling and packaging, for which we are responsible. Pacira may terminate this supply agreement if we fail to make an undisputed payment, if we breach a material provision of the agreement, or if Pacira ceases manufacture of the product. Pacira also has the unilateral right to change its manufacturing process for the product, and if we cannot reach agreement on the terms of continued supply of AT-003 meeting current specifications and Pacira decides that it is no longer commercially reasonable to supply us with product meeting such specifications, then Pacira may terminate this supply agreement. If this supply agreement terminates for any reason, we may be unable to arrange for alternative supply of AT-003. We cannot assure you that we will be able to identify an alternate contract manufacturer for AT-003 in a timely manner on commercially reasonable terms, or at all. Additionally, we may be unable to identify and reach agreement with a contract manufacturer for our product candidates in a timely manner on commercially reasonable terms, or at all. Any delay in our ability to identify and contract with these third-party contract manufacturers on commercially reasonable terms, or at all, would have an adverse impact upon our business.

In July 2012, we entered into an API development agreement with RaQualia Pharma Inc., or RaQualia, pursuant to which we agreed to develop a manufacturing process for AT-001 that is cGMP compliant. We intend to fulfill this obligation through a contract manufacturer, Cambridge Major Laboratories, Inc., or CML, whom we engaged in August 2011 to develop the manufacturing process for AT-001. If our arrangement with CML terminates for any reason, we may not be able to identify an alternate contract manufacturer to develop a cGMP compliant manufacturing process for AT-001 in a timely manner, on commercially reasonable terms, or at all. Any delay in our ability to identify and contract with such an alternate contract manufacturer in a timely manner, on commercially reasonable terms, or at all, would have an adverse impact upon our business, including our relationship with RaQualia.

Although we acquired a USDA-licensed manufacturing facility in connection with the Vet Therapeutics acquisition, we expect to transition manufacturing of our biologic products to a third party in the future, which will subject the manufacture of our biologic products to the same risks associated with the third-party manufacture of our small molecule product candidates.

The facilities used by our contract manufacturers to manufacture the active pharmaceutical ingredients and formulated drugs may be subject to inspections by the CVM, the USDA or the EMA that will be conducted after we submit our NADA to the CVM, and approval by the CVM, or during the USDA licensing process for our biologics or the EMA approval process for the Okapi products. We do not control the manufacturing processes used by, and we are completely dependent on, our contract manufacturers to comply with cGMP for the manufacture of both active pharmaceutical ingredients and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and is made in compliance with the strict regulatory requirements of the CVM, the USDA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control and quality assurance practices and to engage qualified personnel. If the CVM, the USDA or the EMA does not approve our contract manufacturers’ facilities used for the manufacture of our product candidates, or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would adversely impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Furthermore, we and our third-party contractors are continuing to refine and improve the manufacturing process for our product candidates, certain aspects of which are complex and unique. We may encounter difficulties with new or existing manufacturing processes, particularly if we seek to increase our manufacturing capacity significantly to support commercialization of our product candidates, if approved. Our reliance on contract manufacturers also requires us to provide trade secrets or other proprietary information to others engaged to make our drug products, increasing the possibility that our trade secrets or other proprietary information may be disclosed or misappropriated.

Biologics manufacturing is difficult and costly, and may not be commercially viable.

We acquired a USDA-licensed manufacturing facility for our biologic products as part of our acquisition of Vet Therapeutics. Manufacturing of our pet biologics is a relatively new field in which unanticipated difficulties or challenges could arise. Manufacturing biologics, especially in large quantities, is complex and may require the use of technologies that we may need to develop. Such manufacturing requires facilities specifically designed and validated for this purpose as well as sophisticated quality assurance and quality control procedures. Biologics can also be costly to manufacture. Manufacturing biologics may be more technically challenging, time-consuming and expensive than we anticipate. There is no assurance that we will be able to manufacture biologics at full commercial scale and at an economical cost.

The commercialization of any of our product candidates could be stopped, delayed or made less profitable if third-party manufacturers fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices and in a timely manner.

To manufacture our product candidates in the quantities that we believe would be required to meet anticipated market demand, our third-party manufacturers may need to increase manufacturing capacity, which could involve significant challenges and may require additional regulatory approvals. In addition, the development of commercial-scale manufacturing capabilities may require us and our third-party manufacturers to invest substantial additional funds and hire and retain technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any manufacturing scale-up activities required to increase existing manufacturing capabilities in a timely manner, or at all. Under our exclusive supply agreement for AT-003, Pacira has the obligation to provide only a mid-to-high double-digit percentage of our requested commercial quantity of bulk finished drug product during the first six calendar quarters following commercial launch of AT-003.

The raw materials used to manufacture our products are generally readily available and can be obtained from multiple suppliers in commercial quantities. However, we rely on our contract manufacturers to obtain any raw materials necessary to manufacture our products, and we do not have any control over the process or timing of the acquisition of these materials. Furthermore, if there is a disruption to our or our third-party manufacturers’ relevant operations, we will have no other means of producing our product candidates until they restore the affected facilities or we or they procure alternative manufacturing facilities or raw materials. Additionally, any damage to or destruction of our third-party manufacturers’ facilities or equipment may significantly impair our ability to manufacture product candidates on a timely basis.

We currently rely on third parties to conduct all of our target animal studies and certain other development efforts. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our current or future product candidates.

We currently do not conduct our target animal studies, and we rely on CROs to conduct these studies. The third parties with whom we contract for the execution of our studies play a significant role in the conduct of these studies and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our studies, we remain responsible for ensuring that each of our studies is conducted in accordance with the development plan and protocol. Moreover, the CVM, the USDA and EMA require us to comply with regulations and standards, commonly referred to as current good clinical practices, or cGCPs, or good laboratory practices, or GLPs, for conducting, monitoring, recording and reporting the results of our studies to ensure that the data and results are scientifically credible and accurate.

In addition, the execution of target animal studies and the subsequent compilation and analysis of the data produced requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. Many of our agreements with these third parties may be terminated by these third parties upon as little as 30 days’ prior written notice of a material breach by us that is not cured within 30 days. Many of these agreements may also be terminated by such third parties under certain other circumstances, including our insolvency or our failure to comply with applicable laws. In general, these agreements require such third parties to reasonably cooperate with us at our expense for an orderly winding down of services of such third parties under the agreements. If the third parties conducting our target animal studies do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our development protocols or cGCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties, which could be difficult and costly, and our target animal studies may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, the regulatory approval for and commercialization of the product candidate being tested in such studies may be delayed or require us to utilize additional resources.

Our ability to market our product candidates, if approved, will be limited to use for the treatment of the indications for which they are approved, and if we want to expand the indications for which we may market our product candidates, we will need to obtain additional CVM, USDA or EMA approvals, which may not be granted.

We expect to seek CVM approval in the United States for AT-001 for the treatment of pain and inflammation associated with osteoarthritis in dogs and cats, AT-002 for the treatment of inappetence in cats and dogs, and AT-003 for the treatment of post-operative pain in cats and dogs. In addition, we have received a conditional license from the USDA for AT-004 as an aid for the treatment of B-cell lymphoma in dogs, and we have received a conditional license from the USDA for AT-005 as an aid for the treatment of T-cell lymphoma in dogs. If our product candidates are approved, we may only market or advertise them for the treatment of indications for which they are approved, which could limit their adoption by veterinarians and pet owners. We may attempt to develop, promote and commercialize new treatment indications and protocols for our product candidates in the future, but we cannot predict when or if we will receive the approvals required to do so. In addition, we would be required to conduct additional target animal studies to support our applications, which would utilize additional resources and may produce results that do not result in CVM, USDA or EMA approvals. If we do not obtain additional CVM, USDA or EMA approvals, our ability to expand our business will be limited.

Our Vet Therapeutics subsidiary is party to a license agreement with Novartis Animal Health, pursuant to which we have granted to Novartis Animal Health an exclusive right to commercialize AT-004 in the United States and Canada. In the event that Novartis Animal Health fails to successfully commercialize this product candidate, our ability to receive royalties under the license agreement would be adversely affected. Novartis Animal Health may terminate this agreement due to a breach by us upon 60 days’ notice, upon our bankruptcy or without cause on each anniversary of the execution of the agreement upon 90 days’ notice. In the event that this agreement terminates, we would no longer be eligible to receive royalties under the agreement and we would need to expand our internal capabilities or enter into another agreement for the commercialization of AT-004, which could cause significant delays and could have a material adverse effect on our business.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our current or future product candidates, if approved, or generate product revenue.

We currently do not have a sales organization and we rely on a third-party to market one of our two conditionally licensed products. In order to commercialize any of our current or future product candidates in the United States and any jurisdictions outside the United States, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. We expect to establish a direct sales organization in the United States, complemented by distributors, to commercialize our product candidates, which will be expensive and time-consuming. Outside of the United States we intend to partner with companies with an established commercial presence to market our products in those locations. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our current product candidates or any future product candidates that receive regulatory approval. We have no prior experience in the marketing, sale and distribution of pet therapeutics and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and motivate qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively oversee a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. If we are not successful in commercializing any of our current or future product candidates, either on our own or through collaborations with one or more distributors, our future product revenue will suffer and we would incur significant additional losses.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

Since our initial public offering in June 2013, we have grown from 16 full-time employees to 40 full-time employees as of January 10, 2014. We will need to continue to expand our managerial, operational, financial and other resources in order to manage our operations and target animal studies, continue our development activities and commercialize any of our current or future product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

■	manage our target animal studies and other development efforts effectively;

■	identify, recruit, maintain, motivate and integrate additional employees;

■	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

■	continue to improve our operational, financial and management controls, reporting systems and procedures.

We are incurring significant costs as a result of operating as a public company, and our management is expected to devote substantial time to new compliance initiatives.

As a privately-held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly-traded company. As a publicly-traded company, we have incurred and will continue to incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the U.S. Securities and Exchange Commission, or SEC, and The NASDAQ Global Market, have created uncertainty for public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue-generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly-traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly-traded company.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” To the extent we are no longer eligible to use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

We are not currently required to evaluate our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, when applicable, could have a material adverse effect on our business and share price.

As an emerging growth company, we are not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly-traded companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

A material weakness in internal control was identified in connection with the preparation of our financial statements and the audit of our financial results for 2011. We determined that we had a material weakness relating to accounting for complex transactions and cut-off of expenses. During 2012, we added personnel to our accounting staff with appropriate levels of experience to remediate the aforementioned material weakness. As of December 31, 2012, we determined the material weakness had been remediated as a result of the actions taken above and the resulting improvements in our internal controls.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

Changes in distribution channels for pet therapeutics could negatively impact our market share, margins and distribution of our products.

In most markets, pet owners typically purchase their pet therapeutics directly from veterinarians. Pet owners increasingly could purchase pet therapeutics from sources other than veterinarians, such as Internet-based retailers, “big-box” retail stores or other over-the-counter distribution channels. This trend has been demonstrated by the significant shift away from the veterinarian distribution channel in the sale of parasiticides and vaccines in recent years. Pet owners also could decrease their reliance on, and visits to, veterinarians as they rely more on Internet-based animal health information. Because we expect to market our pet prescription products through the veterinarian distribution channel, any decrease in visits to veterinarians by pet owners could reduce our market share for such products and materially adversely affect our operating results and financial condition. In addition, pet owners may substitute human health products for pet therapeutics if human health products are deemed to be lower-cost alternatives.

Legislation has also been proposed in the United States, and may be proposed in the United States or abroad in the future, that could impact the distribution channels for our pet products. For example, such legislation may require veterinarians to provide pet owners with written prescriptions and disclosure that the pet owner may fill prescriptions through a third party, which may further reduce the number of pet owners who purchase their pet therapeutics directly from veterinarians. Such requirements may lead to increased use of generic alternatives to our products or the increased substitution of our products with other pet therapeutics or human health products if such other products are deemed to be lower-cost alternatives. Many states already have regulations requiring veterinarians to provide prescriptions to pet owners upon request and the American Veterinary Medical Association has long-standing policies in place to encourage this practice.

Over time, these and other competitive conditions may increase our reliance on Internet-based retailers, “big-box” retail stores or other over-the-counter distribution channels to sell our pet products. Any of these events could materially adversely affect our operating results and financial condition.

Consolidation of our customers could negatively affect the pricing of our products.

Veterinarians are our primary customers. In recent years, there has been a trend towards the concentration of veterinarians in large clinics and hospitals. If this trend towards consolidation continues, these customers could attempt to improve their profitability by leveraging their buying power to obtain favorable pricing. The resulting decrease in our prices could have a material adverse effect on our operating results and financial condition.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2012, we had net operating loss carryforwards, or NOLs, for federal and state income tax purposes of $1.1 million and $1.0 million, respectively, which may be available to offset our future taxable income, if any. Our federal NOLs begin to expire in 2031, and our state NOLs begin to expire in 2021. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards to offset future taxable income. If the Internal Revenue Service challenges our analysis that our existing NOLs will not expire before utilization due to previous ownership changes, or if we undergo an ownership change in connection with or after this public offering, our ability to use our NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Generic products may be viewed as more cost-effective than our products.

We may face competition from products produced by other companies, including generic alternatives to any of our products. We will depend on patents to provide us with exclusive marketing rights for some of our products. As of December 31, 2013, we had licensed approximately 27 issued patents or pending patent applications relating to our AT-001, AT-002 and AT-003 products covering various composition of matter claims as well as methods of treatment and methods of manufacturing our products. Our patent protection for these products extends for varying periods in accordance with the dates of filing or grant, the legal life of patents in countries in which patents are granted and the various terms and conditions of the respective agreement under which such patents are licensed. The key patent that we believe covers the crystalline form of the AT-001 compound expires on February 21, 2027, and the key patent that we believe covers certain methods of producing the AT-002 compound expires on February 1, 2020. Each of these patents may be eligible for an award of up to five years of patent term extension upon FDA approval of a commercial use of the corresponding product. The key patents that we believe cover certain compositions and methods of producing the AT-003 compound expire on September 18, 2018. The remainder of the patents in our current patent portfolio relating to our AT-001, AT-002 and AT-003 products expire at various times between 2015 and 2031, with a pending provisional application that upon issuance of a patent would expire in 2033. The protection afforded, which varies from country to country, is limited by the scope and applicable terms of our patents and the availability of legal remedies in the applicable country. As a result, we may face competition from lower-priced generic alternatives to many of our products. Generic competitors are becoming more aggressive in terms of pricing, and generic products are an increasing percentage of overall animal health sales in certain regions. In addition, private label products may compete with our products. If pet therapeutics customers increase their use of new or existing generic or private label products, our operating results and financial condition could be materially adversely affected.

As part of our Vet Therapeutics acquisition, we acquired a patent family related to the speciesization of antibodies that covers all Vet Therapeutics products with an issued patent expiring in 2029. We also acquired a patent family related to antibody constant domain regions and uses thereof, which also covers all Vet Therapeutics products and has an issued U.S. patent expiring in 2032. Finally, we acquired pending patent applications that cover specific canine monoclonal antibodies directed to various targets, including an allowed U.S. patent application directed to the canine CD 52 development antibody, which, upon issuance of a patent, will expire in 2029.

As part of our acquisition of Okapi, we acquired two patent applications that cover formulations of AT-006 and commercially-viable methods of making the active ingredient of AT-006. These applications, if granted into patents, would expire in 2032 and 2031, respectively. We also have a license to an issued U.S. patent that covers the active ingredient of AT-007. This patent expires in 2020, although we do not have rights to enforce this patent. We also have patent applications in the United States, Europe and other countries that cover therapeutic uses of AT-007. If any of these applications issue into a patent the expiration date would be 2031. Finally, we have in-licensed a patent portfolio for AT-008 that covers the composition and use of AT-008 through 2024 and 2027, respectively.

Our pet therapeutics are subject to unanticipated safety or efficacy concerns, which may harm our reputation.

Unanticipated safety or efficacy concerns can arise with respect to pet therapeutics, whether or not scientifically or clinically supported, leading to product recalls, withdrawals or suspended or declining sales, as well as product liability, and other claims. In addition, we depend on positive perceptions of the safety and quality of our products, and pet therapeutics generally, by our customers, veterinarians and end-users, and such concerns may harm our reputation. These concerns and the related harm to our reputation could materially adversely affect our operating results and financial condition, regardless of whether such reports are accurate.

Risks Related to Intellectual Property

We currently own two issued patents and several patent applications, license the issued patents covering our small molecule product candidates and have limited rights to prosecute and enforce those licensed patents.

We currently own one issued patent related to the speciesization of antibodies that covers all Vet Therapeutics products, an issued patent related to antibody constant domain regions and uses thereof, which also covers all Vet Therapeutics products, a patent application related to canine monoclonal antibodies directed to canine CD 52 for which the USPTO has issued a notice of allowance, and a filed patent application that covers canine monoclonal antibodies directed to canine CD 20.

We also own one U.S. patent application, one international Patent Cooperation Treaty patent application, one direct-entry patent application in Argentina and one direct-entry patent application in Taiwan relating to our AT-002 product candidate that covers a method of treating inappetence using AT-002. We cannot assure you that a patent based on any of these patent applications will ever be issued. We do not own any patents or patent applications relating to AT-001 or AT-003. We have exclusive license agreements in the field of animal health with RaQualia, pursuant to which we license key intellectual property relating to AT-001 and AT-002, and with Pacira pursuant to which we license key intellectual property relating to AT-003. The patents and patent applications that we license relating to our AT-001, AT-002 and AT-003 product candidates cover various composition of matter claims as well as methods of treatment relating to our licensed patents. These patents are expected to expire at various times between 2015 and 2031.

Under each of the license agreements, RaQualia and Pacira retain ownership over the licensed patents and patent applications and retain control over the maintenance and prosecution of the licensed patents and patent applications. In the case of AT-003, we have no control over the manner in which Pacira chooses to maintain or prosecute its patent and patent applications and have no right to continue to prosecute any patents or patent applications that Pacira elects to abandon.

Although we have the right to enforce patents licensed from RaQualia against third-party infringement in the animal health field, we do not have the right to enforce patents licensed from Pacira against any third-party infringement, although we have certain limited rights to request our licensor to enforce such patents against infringement.

If we cannot obtain ownership of issued patents covering our product candidates or we cannot prosecute or enforce licensed patents, our business, results of operations, financial condition and prospects would be adversely affected.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are essential to our business.

We are party to license agreements for our product candidates that are essential to our business. These license agreements impose various payment and performance obligations on us. If we fail to comply with these obligations, RaQualia or Pacira, as applicable, may have the right to terminate the relevant license agreement, in which event we would not be able to develop or commercialize AT-001, AT-002 and/or AT-003, as the case may be.

If we lose such license rights, our business, results of operations, financial condition and prospects would be adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

We may not own any intellectual property rights we develop with respect to AT-003 or be able to share our licensed patent rights to AT-003 with future collaborators.

Our license agreement with Pacira contains certain obligations and restrictions on our ability to develop and commercialize AT-003. All of the intellectual property rights that we develop with respect to AT-003 will be owned by Pacira upon termination of this license agreement. If we wish to enter into any collaboration agreements relating to AT-003, Pacira has the right to approve all of our sublicenses. Furthermore, Pacira has a right of first negotiation for shared commercialization rights to AT-003 in the United States. These restrictions may impair or delay our ability to engage third parties to commercialize AT-003.

We may become subject to third parties’ claims alleging infringement of patents and proprietary rights or seeking to invalidate our patents or proprietary rights, which would be costly, time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our current or future product candidates.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the field of pet therapeutics, as well as patent challenge proceedings, including interference and administrative law proceedings before the United States Patent and Trademark Office, or the U.S. PTO, and oppositions and other comparable proceedings in foreign jurisdictions. Recently, under U.S. patent reform laws, new procedures including inter partes review and post grant review have been implemented. As stated below, the novel implementation of such reform laws presents uncertainty regarding the outcome of challenges to our patents in the future.

We cannot assure you that any of our current or future product candidates will not infringe existing or future patents. Because we have not conducted a formal freedom to operate analysis for patents related to our products, we may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates. Nevertheless, we are not aware of any issued patents that will prevent us from marketing our product candidates. Because patent applications can take many years to issue and may be confidential for eighteen months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we may infringe by commercializing any of our current or future product candidates. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may face claims from non-practicing entities, which have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing a third party’s patents. If a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it, or to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Even if we are successful in defending such claims, infringement and other intellectual property litigation can be expensive and time-consuming to litigate and divert management’s attention from our core business. Any of these events could harm our business significantly.

In addition to infringement claims against us, if third parties have prepared and filed patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. PTO to determine the priority of invention. Third parties may also attempt to initiate reexamination, post grant review or inter partes review of our patents in the U.S. PTO. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology.

If our efforts to protect the proprietary nature of the intellectual property related to any of our current or future product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection, confidentiality and license agreements to protect the intellectual property related to our current product candidates and our development programs.

Composition-of-matter patents on the active pharmaceutical ingredient are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, including pet therapeutics, as such patents provide protection without regard to any particular method of use or manufacture. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, veterinarians may recommend that pet owners use these products off label, or pet owners may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute. Method of manufacturing patents protect a specific way to make a product and do not prevent a third party from making the product by a different method and then using the product for our uses. We cannot be certain that the claims in our patent applications will be considered patentable by the U.S. PTO and courts in the United States, or by the patent offices and courts in foreign countries.

The strength of patents in the field of pet therapeutics involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our products or our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we own, in-license or pursue with respect to any of our current or future product candidates is threatened, it could threaten our ability to commercialize any of our current or future product candidates. Further, if we encounter delays in our development efforts, the period of time during which we could market any of our current or future product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the U.S. PTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For patent applications containing a claim not entitled to a priority date before March 16, 2013, there is a greater level of uncertainty in the patent law with the passage of the America Invents Act, which brings into effect significant changes to the U.S. patent laws that have yet to be well defined, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the United States, which requires us to minimize the time from invention to filing of a patent application.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have.

We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and endeavor to execute confidentiality agreements with all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or had access to our proprietary information, nor that our agreements will not be breached. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, or patents that may issue to us in the future, or the patents of our licensors that are licensed to us. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, if we or one of our future collaborators were to initiate legal proceedings against a third party to enforce a patent covering our current product candidates, or one of our future products, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar claims before the U.S. PTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be unsuccessful, it could have an adverse effect on the price of our common stock. Finally, we may not be able to prevent, alone or with the support of our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing owned or licensed patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. PTO, the European Patent Office and various other foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which would have an adverse effect on our business.

We have filed trademark applications for our company name in the United States and certain other countries, and we have filed trademark applications for certain current product candidates in the United States; however, registration is not yet complete for these filings, and failure to finally secure these registrations could adversely affect our business.

We have filed two trademark applications for our company name and design mark in the United States, and nine foreign trademark applications for our company name and design mark (in Brazil, Canada, the European Community, Australia, China and Japan), although we cannot make assurances that the trademarks will become registered. We have filed three trademark applications for commercial trade names for our current product candidates in the United States, although we have not yet filed such applications in any other countries. During trademark registration proceedings, we have in the past and may in the future receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. PTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidates in the United States must be approved by the CVM, the USDA or the EMA, regardless of whether we have registered it, or applied to register it, as a trademark. The CVM typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the CVM, the USDA or the EMA object to any of our proposed proprietary product names (which they have in the past done and may in the future do), we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the CVM, the USDA or the EMA.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions, including in Europe where our Okapi facilities are located. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology, pharmaceutical or animal health companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to Government Regulation

The regulatory approval process is uncertain, requires us to utilize significant resources, and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of pet therapeutics are subject to extensive regulation by the CVM, the USDA or the EMA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market any of our current or future product candidates in the United States until we receive approval of an NADA from the CVM or a product license from the USDA. We have not submitted an application for or received marketing approval for our current small molecule product candidates, although we have received a conditional license from the USDA for AT-004 that we obtained through the Vet Therapeutics acquisition and we received a conditional license from the USDA for AT-005 in January 2014. Obtaining approval of an NADA from CVM or a product license from the USDA can be an uncertain process that requires us to utilize significant resources. The CVM, the USDA or any foreign regulatory bodies can delay, limit or deny approval of any of our product candidates for many reasons, including:

■	we are unable to demonstrate to the satisfaction of the CVM, the USDA, the EMA or the applicable foreign regulatory body that the product candidate is safe and effective for the requested indication;

■	the CVM, the USDA or the applicable foreign regulatory body may disagree with our interpretation of data from our target animal studies and other development efforts;

■	we may be unable to demonstrate that the product candidate’s benefits outweigh any safety or other perceived risks;

■	the CVM, the USDA or the applicable foreign regulatory body may require additional studies;

■	the CVM, the USDA or the applicable foreign regulatory body may not approve of the formulation, labeling and/or the specifications of our current and future product candidates;

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the CVM, the USDA or the applicable foreign regulatory body may fail to approve our manufacturing processes or facilities, or the manufacturing processes or facilities of third-party manufacturers with which we contract; and

■	the approval policies or regulations of the CVM, USDA or the applicable foreign regulatory body may significantly change in a manner rendering the data from our studies insufficient for approval.

Moreover, there is no assurance that the USDA will issue a final product license for AT-004 or AT-005. We have received only a conditional license for AT-004 that expires in October 2014 and a conditional license for AT-005 that expires in January 2016. If we are unable to obtain a full license prior to the expiration of the conditional licenses or to otherwise extend the conditional licenses, we may have to halt marketing of the products until such can be accomplished.

In addition, failure to comply with CVM and other applicable United States and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including: warning letters, civil and criminal penalties, injunctions, withdrawal of approved products from the market, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NADAs or product licenses or supplements to approved NADAs or product licenses.

Regulatory approval of an NADA or supplement NADA, or of a product license, is not guaranteed, and the approval process requires us to utilize significant resources, may take several years, and is subject to the substantial discretion of the CVM, the USDA or the EMA. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat studies, or perform additional studies. If any of our current or future product candidates fails to demonstrate safety and efficacy in our studies, or for any other reason does not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing CVM, USDA or EMA obligations and continued regulatory review, which may result in significant additional expense. Additionally, any product candidates, if approved, will be subject to labeling and manufacturing requirements and could be subject to other restrictions. Failure to comply with these regulatory requirements or the occurrence of unanticipated problems with our products could result in significant penalties.

Any regulatory approvals that we or any of our collaborators receive for any of our current or future product candidates may be subject to conditions of approval or limitations on the approved indicated uses for which the product may be marketed, or may contain requirements for potentially costly surveillance to monitor the safety and efficacy of the product candidate. In addition, if the CVM, the USDA or the EMA approves any of our current or future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP, GLP and good clinical practices, or GCP, for any studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

■	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

■	fines, warning letters or holds on target animal studies;

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refusal by the CVM, the USDA or the EMA to approve pending applications or supplements to approved applications filed by us or our strategic collaborators, or suspension or revocation of product license approvals;

■	product seizure or detention, or refusal to permit the import or export of products; and

■	injunctions or the imposition of civil or criminal penalties.

The CVM’s, USDA’s or the EMA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Failure to obtain regulatory approvals in foreign jurisdictions for our product candidates would prevent us from marketing our products internationally.

In order to market any product outside of the United States, including in the EEA (which is comprised of the 28 member states of the European Union plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, separate regulatory approvals are required. More concretely, in the EEA, pet therapeutics can only be commercialized after obtaining a Marketing Authorization, or MA. Before granting the MA, the EMA or the competent national authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional studies and testing, and the time required to obtain approval may differ from that required to obtain CVM or USDA approval. Animal studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the CVM or USDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the CVM or the USDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining CVM or USDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis and, even if we do file them, we may not receive necessary approvals to commercialize our products in any market.

If approved, any of our current or future products may cause or contribute to adverse medical events that we are required to report to the CVM, USDA and regulatory authorities in other countries and, if we fail to do so, we could be subject to sanctions that would materially harm our business.

If we are successful in commercializing any of our current or future products, regulations of the CVM, the USDA and of the regulatory authorities in other countries require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the CVM, USDA and regulatory authorities in other countries could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

Legislative or regulatory reforms with respect to pet therapeutics may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our current or future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, CVM and USDA regulations and guidance are often revised or reinterpreted by the CVM and USDA in ways that may significantly affect our business and our products. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the United States or in other countries may impose additional costs or lengthen review times of any of our current or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

■	changes to manufacturing methods;

■	recall, replacement, or discontinuance of certain products; and

■	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

Our research and development relies on evaluations in animals, which may become subject to bans or additional regulations.

As a biopharmaceutical company with a focus on pet therapeutics, the evaluation of our existing and new products in animals is required to register our products. Animal testing in certain industries has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that the activities of such organizations and individuals are successful, our research and development, and by extension our operating results and financial condition, could be materially adversely affected. In addition, negative publicity about us or our industry could harm our reputation.

Risks Related to Our Common Stock and this Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The trading price of our common stock is volatile with trading prices ranging from $6.56 per share to $29.32 per share since our initial public offering in June 2013, and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others, such as:

■	results from, and any delays in, our current and future target animal studies;

■	announcements of regulatory approval or disapproval of any of our current or future product candidates;

■	failure or discontinuation of any of our research programs;

■	the termination of any of our existing license agreements;

■	announcements relating to future licensing or development agreements;

■	delays in the commercialization of our current or future product candidates;

■	acquisitions and sales of new product candidates, technologies or businesses;

■	manufacturing and supply issues related to our current or future product candidates for our development programs and commercialization;

■	quarterly variations in our results of operations or those of our future competitors;

■	changes in earnings estimates or recommendations by securities analysts;

■	announcements by us or our competitors of new product candidates, significant contracts, commercial relationships, acquisitions or capital commitments;

■	developments with respect to intellectual property rights;

■	our commencement of, or involvement in, litigation;

■	any major changes in our board of directors or management;

■	new legislation in the United States relating to the sale or pricing of pet therapeutics;

■	CVM or USDA or other U.S. or foreign regulatory actions affecting us or our industry;

■	product liability claims, other litigation or public concern about the safety of our product candidates or future products;

■	market conditions in the animal health sector and in the pet therapeutics market; and

■	general economic conditions in the United States and abroad.

In addition, the stock market in general, or the market for stocks in our industry or industries related to our industry, may experience extreme volatility unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

We are an “emerging growth company,” as defined in the JOBS Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) of 2018, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $16.79 per share, representing the difference between the public offering price of $19.00 per share and our pro forma as adjusted net tangible book value as of September 30, 2013. Furthermore, if outstanding options are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section in this prospectus entitled “Dilution.”

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the sale of any shares of our common stock at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to influence matters subject to stockholder approval.

Upon the closing of this offering and based on shares outstanding as of December 31, 2013, our executive officers and directors and their respective affiliates will beneficially own approximately 22.1% of our voting stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options). These stockholders will have the ability to influence us through this ownership position. For example, these stockholders may be able to influence elections of directors, amendments of our organizational documents, or approvals of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of December 31, 2013, we had outstanding 24,097,738 shares of common stock. In connection with this offering, each of our directors and executive officers, together with their affiliated entities, and each of the selling stockholders have agreed to a lock-up restriction for a period of 90 days after the date of this prospectus. In addition, entities affiliated with MPM BioVentures V, L.P. have agreed to a lock-up restriction for a period of 30 days after the date of this prospectus. When the various lock-up restrictions expire, these shares will become eligible for public sale thereafter if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act including under Rules 144 or 701.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We intend to use the net proceeds of this offering to satisfy our remaining purchase price obligation to the former stockholders of Okapi, to repay the outstanding principal amount under our promissory note held by the former stockholders of Okapi, to repay the outstanding principal amount under our promissory note held by the former stockholders of Vet Therapeutics and the balance for the further development of our product candidates, expansion of our commercial infrastructure in anticipation of future product launches and for other general corporate and working capital purposes. We may also use a portion of our net proceeds to in-license or acquire additional product candidates, technologies or businesses; however, other than our existing option agreements for licenses, we currently have no agreements or commitments to complete any such transaction. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

■	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

■	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

■	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

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the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

■	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section in this prospectus entitled “Description of Capital Stock.”

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of our credit facility restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, development milestones, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $88.2 million, based upon the public offering price of $19.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares from us in full, we estimate that the net proceeds to us from this offering will be approximately $90.9 million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

We intend to use the net proceeds we receive in this offering as follows:

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approximately $33.1 million to satisfy our remaining purchase price obligation to the former stockholders of Okapi Sciences N.V., or Okapi, and to repay the outstanding principal amounts under our promissory notes held by the former stockholders of Okapi and the former stockholders of Vet Therapeutics, Inc., or Vet Therapeutics; and

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the balance for the further development of our product candidates, expansion of our commercial infrastructure in anticipation of future product launches and for other general corporate and working capital purposes.

We may also use a portion of our net proceeds to in-license or acquire additional product candidates, technologies or businesses; however, other than our existing option agreements for licenses, we currently have no agreements or commitments to complete any such transaction. We have not determined the amounts we plan to spend in any of the areas identified in the last bullet above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as competitive developments, the results of our commercialization efforts, acquisition and investment opportunities and other factors. Pending use of the proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

On January 6, 2014, we acquired Okapi in exchange for approximately €10.3 million (equivalent to $13.9 million) in cash and a promissory note for €11.0 million ($14.9 million). The promissory note bears interest at 7% per annum payable quarterly in arrears and matures on December 31, 2014, subject to mandatory prepayment in the event of an equity financing, which would include this offering. We also agreed to pay up to an additional $16.3 million in cash or shares of common stock calculated in the manner specified in the purchase agreement within 90 days of the closing of the acquisition, subject to mandatory prepayment in cash in the event of an equity financing, which also includes this offering.

On October 15, 2013, we acquired Vet Therapeutics for a combination of $30.0 million in cash, 625,000 shares of our common stock, and a $3.0 million promissory note maturing on December 31, 2014 at an interest rate of 7% per year. The promissory note is subject to repayment in the event of specified equity financings, which include this offering.

PRICE RANGE OF COMMON STOCK

Our common stock has been publicly traded on The NASDAQ Global Market under the symbol “PETX” since our initial public offering on June 26, 2013. Prior to our initial public offering, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sale prices of our common stock as reported by The NASDAQ Global Market.

	HIGH	LOW
2014
First Quarter (through January 28, 2014)	$21.13	$17.75

2013
Fourth Quarter	$29.32	$15.55
Third Quarter (from June 26, 2013)	$20.58	$6.56

On January 28, 2014, the last reported sale price of our common stock on The NASDAQ Global Market was $19.29. As of January 15, 2014, there were 24,322,738 shares of our common stock outstanding held by approximately 87 holders of record, which includes 876,458 shares of restricted common stock that were subject to vesting restrictions as of such date and were not considered outstanding for accounting purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, unless waived, the terms of our credit facility with Square 1 Bank limit our ability to pay cash dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in our current or future financing instruments.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2013:

■	on an actual basis;

■

on a pro forma basis to give effect to our October 2013 private placement and the acquisitions of Vet Therapeutics and Okapi, as described in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information,” but prior to giving effect to the pro forma adjustments for this offering; and

■

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale by us of 5,000,000 shares of common stock in this offering at the public offering price of $19.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of net proceeds received by us in this offering as described in the section of this prospectus entitled “Use of Proceeds.”

You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the sections in this prospectus entitled “Selected Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	AS OF SEPTEMBER 30, 2013
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$52,306	$41,030	$96,213

Long-term liabilities, including current portions:
Liability for early exercise of stock options	$153	$153	$153
Loan payable	4,941	14,928	14,928
Notes payable(1)	—	17,889	—
Contingent consideration	—	18,976	3,810

Stockholders’ equity:
Common stock, par value $0.001 per share; 100,000,000 shares authorized; 21,205,578 shares issued and outstanding, actual; 23,064,953 shares issued and outstanding, pro forma; 28,064,953 shares issued and outstanding, pro forma as adjusted	21	23	28
Additional paid-in capital	77,429	111,877	200,110
Deficit accumulated during the development stage	(33,614)	(25,169)	(25,169)

Total stockholders’ equity	43,836	86,731	174,969

Total capitalization	$48,930	$138,677	$193,860

(1)

The Euro-denominated promissory note of €11.0 million issued in connection with the acquisition of Okapi has been converted into U.S. dollars using an exchange rate of $1.3535 = €1.00, which represents the U.S. dollar to Euro exchange rate on September 30, 2013.

The table above does not reflect:

■	858,879 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2013, at a weighted average exercise price of $2.73 per share;

■	690,602 shares of restricted common stock that are subject to vesting restrictions as of September 30, 2013 and are not considered outstanding for accounting purposes; and

■

638,925 shares of common stock reserved for issuance under our 2013 incentive award plan as of September 30, 2013 as well as shares that become available pursuant to provisions in our 2013 incentive award plan that automatically increase the share reserve under the plan on January 1 of each calendar year as more fully described in “Executive and Director Compensation—2013 Incentive Award Plan.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2013, we had a net tangible book value of $43.8 million, or $2.07 per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at September 30, 2013. After giving effect to our October 2013 private placement and the acquisitions of Vet Therapeutics and Okapi, as described in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information,” but prior to giving effect to the pro forma adjustments for this offering, we had a pro forma net tangible book value (deficit) of $(26.2) million, or $(1.13) per share of common stock.

After giving further effect to the issuance and sale by us of 5,000,000 shares of common stock in this offering at the public offering price of $19.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $62.1 million, or approximately $2.21 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.34 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $16.79 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Public offering price per share		$19.00
Historical net tangible book value per share as of September 30, 2013	$2.07
Decrease per share attributable to the acquisitions of Vet Therapeutics and Okapi	(3.20)

Pro forma net tangible book value (deficit) per share as of September 30, 2013	(1.13)
Increase in pro forma as adjusted net tangible book value per share attributable to this offering	3.34

Pro forma as adjusted net tangible book value per share after this offering		2.21

Dilution per share to new investors		$16.79

If the underwriters exercise their option to purchase additional shares from us in full, our pro forma as adjusted net tangible book value will increase to $2.29 per share, representing immediate dilution of $16.71 per share to new investors, based on the public offering price of $19.00 per share. The pro forma as adjusted net tangible book value after the offering will not be affected by any exercise of the underwriters’ option to purchase additional shares from a selling stockholder.

The foregoing tables and calculations exclude:

■	858,879 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2013, at a weighted average exercise price of $2.73 per share;

■	690,602 shares of restricted common stock that are subject to vesting restrictions as of September 30, 2013 and are not considered outstanding for accounting purposes; and

■

638,925 shares of common stock reserved for issuance under our 2013 incentive award plan as of September 30, 2013 as well as shares that become available pursuant to provisions in our 2013 incentive award plan that automatically increase the share reserve under the plan on January 1 of each calendar year as more fully described in “Executive and Director Compensation—2013 Incentive Award Plan.”

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of September 30, 2013, the pro forma as adjusted net tangible book value per share after this offering would be $2.23 and total dilution per share to new investors would be $16.77.

SELECTED HISTORICAL FINANCIAL DATA

You should read the following selected historical financial data in conjunction with our financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have derived the statement of operations data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2012 and 2013 and for the period from our inception (December 1, 2010) to September 30, 2013 and the balance sheet data as of September 30, 2013 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. This unaudited interim financial information has been prepared on the same basis as our audited financial statements and, in our opinion, reflects all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position as of September 30, 2013 and operating results for the nine months ended September 30, 2012 and 2013. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2013 should not be considered indicative of results expected for the fiscal year 2013.

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,		CUMULATIVE PERIOD FROM INCEPTION (DECEMBER 1, 2010) TO SEPTEMBER 30, 2013
	2011	2012	2012	2013
			(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	2,196	7,291	5,338	7,817	17,304
General and administrative	1,274	2,987	2,186	3,911	8,481
In-process research and development	—	1,500	—	—	8,025

Total operating expenses	3,470	11,778	7,524	11,728	33,810

Loss from operations	(3,470)	(11,778)	(7,524)	(11,728)	(33,810)

Other income (expense):
Interest income	6	21	12	51	78
Interest expense	—	—	—	(182)	(182)
Other income	—	121	81	455	576

Total other income (expense)	6	142	93	324	472

Net loss	(3,464)	(11,636)	(7,431)	(11,404)	$(33,338)

Modification of Series A convertible preferred stock	(276)	—	—	—
Unaccreted dividends on convertible preferred stock	(902)	(2,035)	(1,493)	—

Net loss attributable to common stockholders	$(4,642)	$(13,671)	$(8,924)	$(11,404)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(15.43)	$(34.53)	$(28.79)	$(1.50)

Weighted average shares outstanding, basic and diluted(1)	300,841	395,918	309,994	7,601,388

(1)

See Note 16 to our annual financial statements and Note 12 to our interim financial statements included elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	AS OF DECEMBER 31,		AS OF SEPTEMBER 30, 2013
	2011	2012
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$12,384	$20,355	$52,306
Working capital(1)	11,720	17,546	47,557
Total assets	12,573	21,222	52,668
Total long-term debt, net of discount	—	—	4,941
Total convertible preferred stock(2)	22,155	39,197	—
Total stockholders’ equity (deficit)	(10,271)	(21,555)	43,836

(1)	We define working capital as current assets less current liabilities.
(2)

Consists of our Series A, A-1, B and C convertible preferred stock, which were converted into common stock upon the closing of our initial public offering on July 2, 2013. See Note 9 to our annual financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information was prepared to give effect to the completed Vet Merger, the completed Okapi Acquisition and the shares issued and net proceeds received by us in this offering, which will be used to pay purchase consideration and repay debt issued in connection with the acquisitions, as required upon the completion of this offering by the terms of the acquisition agreements and as described in the section of this prospectus entitled “Use of Proceeds.” The unaudited pro forma consolidated balance sheet as of September 30, 2013 gives effect to the Vet Merger, the Okapi Acquisition, the issuance and sale by us of shares in this offering, and the required purchase consideration payments and debt repayments as if each occurred on September 30, 2013. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and nine months ended September 30, 2013 give effect to the Vet Merger, the Okapi Acquisition, the issuance and sale by us of shares in this offering, and the required purchase consideration payments and debt repayments as if each occurred on January 1, 2012. The unaudited pro forma consolidated financial statements are derived from the audited historical financial statements of Aratana, Vet Therapeutics and Okapi as of and for the year ended December 31, 2012, the audited historical financial statements of Vet Therapeutics as of and for the nine months ended September 30, 2013, and the unaudited historical financial statements of Aratana and Okapi as of and for the nine months ended September 30, 2013.

The unaudited pro forma consolidated financial information was prepared in accordance with the rules and regulations of the SEC and should not be considered indicative of the consolidated financial position or results of operations that would have occurred if the Vet Merger, Okapi Acquisition, issuance and sale by us of shares in this offering, and required purchase consideration payments and debt repayments had occurred on the dates indicated, nor are they indicative of the future consolidated financial position or results of operations of Aratana, Vet Therapeutics and Okapi following completion of the Vet Merger, Okapi Acquisition, issuance and sale by us of shares in this offering, and required purchase consideration payments and debt repayments. The unaudited pro forma consolidated financial information does not reflect the potential realization of cost savings, restructuring or other costs relating to the integration of Vet Therapeutics and Okapi. The historical consolidated financial statements of each of Aratana, Vet Therapeutics and Okapi have been adjusted in the unaudited pro forma consolidated financial information to give effect to pro forma events that are (1) directly attributable to the Vet Merger, the Okapi Acquisition, the issuance and sale by us of shares in this offering, and the required purchase consideration payments and debt repayments in connection with this offering, (2) factually supportable, and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the consolidated results.

The unaudited pro forma consolidated financial information is based on the preliminary information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed. The finalization of Aratana’s purchase accounting assessments may result in changes to the valuation of assets acquired and liabilities assumed, particularly in regards to indefinite and definite-lived intangible assets and deferred tax assets and liabilities, as well as the estimated fair value of purchase consideration transferred to the sellers of Vet Therapeutics or Okapi, which could be material. We will finalize the purchase price allocations as soon as practicable within the measurement period in accordance with Accounting Standards Codification Topic 805 “Business Combinations” (“ASC 805”), but in no event later than one year from October 15, 2013, the Vet Merger date, with respect to the Vet Merger, and January 6, 2014, the Okapi Acquisition date, with respect to the Okapi Acquisition.

The unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes hereto. In addition, the unaudited pro forma consolidated financial information was based on and should be read in conjunction with the following, which appear elsewhere in this prospectus:

■	Aratana’s historical audited financial statements and related notes thereto as of and for the year ended December 31, 2012;

■	Aratana’s historical unaudited financial statements and related notes thereto as of and for the nine months ended September 30, 2013;

■	Vet Therapeutics’ historical audited financial statements and related notes thereto as of and for the year ended December 31, 2012 and as of and for the nine months ended September 30, 3013;

■	Okapi’s historical audited financial statements and related notes thereto as of and for the year ended December 31, 2012; and

■	Okapi’s historical unaudited financial statements and related notes thereto as of and for the nine months ended September 30, 2013.

ARATANA THERAPEUTICS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2013

(In thousands, except share and per share amounts)

	HISTORICAL			VET THERAPEUTICS PRO FORMA ADJUSTMENTS	NOTE 5	OKAPI PRO FORMA ADJUSTMENTS	NOTE 6	OFFERING PRO FORMA ADJUSTMENTS	NOTE 7	PRO FORMA CONSOLIDATED
	ARATANA	VET THERAPEUTICS	OKAPI
Assets
Current assets:
Cash and cash equivalents	$46,169	$2,170	$727	$(263)	(A)	$(13,910)	(A)	$55,183	(A)	$90,076
Short-term marketable securities	6,137	—	—	—		—		—		6,137
Accounts receivable	—	92	72	—		—		—		164
Inventory	—	141	—	32	(B)	—		—		173
Prepaid expenses and other current assets	305	6	666	—		—		—		977

Total current assets	52,611	2,409	1,465	(231)		(13,910)		55,183		97,527
Property and equipment, net	21	76	233	—		—		—		330
Other long-term assets	36	3	18	—		—		—		57
Intangible assets, net	—	—	625	46,520	(C)	28,775	(B)	—		75,920
Goodwill	—	—	—	19,055	(D)	17,907	(C)	—		36,962

Total assets	$52,668	$2,488	$2,341	$65,344		$32,772		$55,183		$210,796

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$816	$22	$244	$—		$—		$—		$1,082
Accrued expenses	1,658	804	248	361	(E)	909	(D)	—		3,980
Current portion loan payable	1,250	—	—	2,500	(F)	—		—		3,750
Convertible notes payable	—	2,300	2,714	(2,300)	(G)	(2,714)	(E)	—		—
Deferred income	800	—	—	—		—		—		800
Current portion deferred licensing revenue	—	1,920	211	(1,865)	(H)	—		—		266
Current portion contingent consideration	—	—	—	—		15,166	(F)	(15,166)	(B)	—
Other current liabilities	530	—	—	—		—		—		530

Total current liabilities	5,054	5,046	3,417	(1,304)		13,361		(15,166)		10,408
Loan payable	3,691	—	—	7,487	(F)	—		—		11,178
Notes payable	—	—	—	3,000	(J)	14,889	(G)	(17,889)	(C)	—
Deferred licensing revenue	—	480	542	(480)	(H)	—		—		542
Contingent consideration	—	—	—	3,810	(K)	—		—		3,810
Deferred tax liabilities, net	—	—	—	5,989	(I)	3,813	(H)	—		9,802
Other long-term liabilities	87	—	—	—		—		—		87

Total liabilities	8,832	5,526	3,959	18,502		32,063		(33,055)		35,827

Stockholders’ equity (deficit):
Common stock	21	—	84	2	(L)	(84)	(I)	5		28
Preferred stock	—	—	517	—		(517)	(I)	—		—
Additional paid-in capital	77,429	565	12,946	33,883	(L)	(12,946)	(I)	88,233	(D)	200,110
Deficit accumulated during the development stage	(33,614)	(3,603)	(15,165)	12,957	(L)	14,256	(I)	—		(25,169)

Total stockholders’ equity (deficit)	43,836	(3,038)	(1,618)	46,842		709		88,238		174,969

Total liabilities and stockholders’ equity	$52,668	$2,488	$2,341	$65,344		$32,772		$55,183		$210,796

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ARATANA THERAPEUTICS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2013

(In thousands, except share and per share amounts)

	HISTORICAL			VET THERAPEUTICS PRO FORMA ADJUSTMENTS	NOTE 5		OKAPI PRO FORMA ADJUSTMENTS	NOTE 6		OFFERING PRO FORMA ADJUSTMENTS	NOTE 7		PRO FORMA CONSOLIDATED
	ARATANA	VET THERAPEUTICS	OKAPI
Revenues:
Licensing revenue	$—	$1,440	$—	$—			$—			$—			$1,440
Product sales	—	157	—	—			—			—			157

Total revenues	—	1,597	—	—			—			—			1,597

Costs and expenses:
Cost of product sales	—	137	—	—			—			—			137
Royalty expense	—	70	—	—			—			—			70
Research and development	7,817	1,350	1,200	—			54	(J	)	—			10,421
General and administrative	3,911	360	618	(257)	(M	)	24	(J	)	—			4,656
Depreciation of property and equipment	—	—	78	—			(78)	(J	)	—			—
Amortization of acquired intangible assets	—	—	117	1,367	(N	)	(117)	(K	)	—			1,367

Total costs and expenses	11,728	1,917	2,013	1,110			(117)			—			16,651

Loss from operations	(11,728)	(320)	(2,013)	(1,110)			117			—			(15,054)

Other income (expense):
Interest income	51	4	1	—			—			—			56
Interest expense	(182)	(87)	(116)	(483)	(O	)	(368)	(L	)	642	(E	)	(594)
Other income	455	—	17	—			—			—			472
Other expense	—	—	(7)	—			—			—			(7)

Total other income (expense)	324	(83)	(105)	(483)			(368)			642			(73)

Loss before income taxes	(11,404)	(403)	(2,118)	(1,593)			(251)			642			(15,127)
Income tax benefit	—	—	—	5,092	(P)		804	(M	)	(225)	(F	)	5,671

Net loss	$(11,404)	$(403)	$(2,118)	$3,499			$553			$417			$(9,456)

Net loss per share, basic and diluted	$(1.50)												$(0.83)

Weighted average shares outstanding, basic and diluted	7,601,388			1,859,375	(Q	)				1,873,070	(G	)	11,333,833

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ARATANA THERAPEUTICS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

(In thousands, except share and per share amounts)

	HISTORICAL			VET THERAPEUTICS PRO FORMA ADJUSTMENTS	NOTE 5		OKAPI PRO FORMA ADJUSTMENTS	NOTE 6		OFFERING PRO FORMA ADJUSTMENTS	NOTE 7		PRO FORMA CONSOLIDATED
	ARATANA	VET THERAPEUTICS	OKAPI
Revenues:
Licensing revenue	$—	$160	$13	$—			$—			$—			$173

Costs and expenses:
Cost of product sales	—	—	10	—			—			—			10
Research and development	7,291	993	2,368	—			76	(J	)	—			10,728
General and administrative	2,987	167	658	—			29	(J	)	—			3,841
In-process research and development	1,500	—	—	—			—			—			1,500
Depreciation of property and equipment	—	—	105	—			(105)	(J	)	—			—
Amortization of acquired intangible assets	—	—	179	1,822	(N	)	(179)	(K	)	—			1,822

Total operating expenses	11,778	1,160	3,320	1,822			(179)			—			17,901

Loss from operations	(11,778)	(1,000)	(3,307)	(1,822)			179			—			(17,728)

Other income (expense):
Interest income	21	1	10	—			—			—			32
Interest expense	—	(115)	(8)	(645)	(O	)	(982)	(L	)	1,200	(E	)	(550)
Other income	121	—	46	—			—			—			167
Other expense	—	—	(8)	—			—			—			(8)

Total other income (expense)	142	(114)	40	(645)			(982)			1,200			(359)

Loss before income taxes	(11,636)	(1,114)	(3,267)	(2,467)			(803)			1,200			(18,087)
Income tax benefit	—	—	—	5,782	(P	)	1,384	(M	)	(416)	(F	)	6,750

Net loss	(11,636)	(1,114)	(3,267)	3,315			581			784			(11,337)
Unaccreted dividends on convertible preferred stock	(2,035)	—	—	—			—			—			(2,035)

Net loss attributable to common stockholders	$(13,671)	$(1,114)	$(3,267)	$3,315			$581			$784			$(13,372)

Net loss per share attributable to common stockholders, basic and diluted	$(34.53)												$(3.24)

Weighted average shares outstanding, basic and diluted	395,918			1,859,375	(Q	)				1,873,070	(G	)	4,128,363

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information

(In thousands, except per share amounts)

1. Description of Transactions

Acquisition of Vet Therapeutics, Inc.

On October 15, 2013, Aratana (the “Company”) acquired Vet Therapeutics, Inc. (“Vet Therapeutics”) pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated October 13, 2013, by and among Vet Therapeutics, Aratana, Jayhawk Acquisition Corporation, a wholly owned subsidiary of Aratana (“Merger Sub”), and Jeffrey Miles, as the stockholders’ representative. In connection with the consummation of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Vet Therapeutics, and Vet Therapeutics survived as a wholly owned subsidiary of Aratana (the “Vet Merger”).

Under the terms of the Merger Agreement, Aratana agreed to pay to the former stockholders of Vet Therapeutics aggregate merger consideration, subject to post-closing working capital adjustments, of (i) $30,000 in cash (the “Vet Cash Consideration”), (ii) 625,000 shares (the “the Merger Shares”) of Aratana’s common stock, which had a fair value of $14,700, and (iii) a promissory note in the principal amount of $3,000 with a maturity date of December 31, 2014. The Company funded cash consideration with the proceeds from a $19,750 private placement of its common stock, $10,000 in borrowings from its amended credit facility and available cash on hand. The promissory note bears interest at a rate of 7% per annum, payable quarterly in arrears, and is subject to prepayment in the event of specified equity financings by Aratana. Aratana also agreed to pay up to $5,000 in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product.

The Vet Merger has been accounted for under the purchase method of accounting in accordance with applicable accounting guidance on business combinations. The total estimated purchase price, calculated as described below, was allocated to the net tangible assets and intangible assets of Vet Therapeutics acquired in connection with the Vet Merger based on their estimated fair values as of the completion of the Vet Merger, and the excess was allocated to goodwill. The process for measuring the fair value of Vet Therapeutics identifiable intangible assets, liabilities and certain tangible assets requires the use of significant assumptions, including estimates of future cash flows and appropriate discount rates.

The fair value of Vet Therapeutics assets acquired and liabilities assumed, as reflected in the unaudited pro forma consolidated financial information, was measured in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurement and Disclosure” (“ASC 820”), which establishes the framework for measuring fair values. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants.

Acquisition of Okapi Sciences N.V.

On January 6, 2014, Aratana acquired all of the outstanding shares of capital stock of Okapi Sciences N.V. (“Okapi”) pursuant to the terms of a Stock Purchase Agreement (the “Purchase Agreement”), dated January 6, 2014, by and among Aratana, Wildcat Acquisition BVBA, a wholly owned subsidiary of Aratana, the holders of all of the outstanding capital stock of Okapi (collectively, the “Sellers”) and Thuja Capital Healthcare Fund BV, as the Sellers’ representative (the “Okapi Acquisition”).

Under the terms of the Purchase Agreement, in consideration for all of the outstanding capital stock of Okapi, Aratana (i) paid €10,277 in cash (the “Okapi Cash Consideration”) at the closing, subject to a post-closing working capital adjustment, (ii) issued a promissory note, which was guaranteed by Aratana, in the principal amount of €11,000, which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment in the event of a specified future equity financing by Aratana, and (iii) agreed to pay up to an additional $16,308 on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, provided that if not paid in cash by April 7,

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except per share amounts)

1. Description of Transactions (continued)

Acquisition of Okapi Sciences N.V. (continued)

2014, payment shall be made in the form of shares of Aratana common stock based on the average closing price of Aratana’s common stock during the 10-trading day period ending April 4, 2014, subject to a maximum of 1,060,740 shares and a minimum of 707,160 shares. Pursuant to the terms of the Purchase Agreement, Aratana agreed to file a registration statement with the SEC to register for resale any shares of common stock issued as described in (iii) above.

The Okapi Acquisition has been accounted for under the purchase method of accounting in accordance with applicable accounting guidance on business combinations. The total estimated purchase price, calculated as described below, was allocated to the net tangible assets and intangible assets of Okapi acquired in connection with the Okapi Acquisition based on their estimated fair values as of the completion of the Okapi Acquisition, and the excess was allocated to goodwill. The process for measuring the fair value of Okapi’s identifiable intangible assets, liabilities and certain tangible assets requires the use of significant assumptions, including estimates of future cash flows and appropriate discount rates.

The fair value of Okapi’s assets acquired and liabilities assumed, as reflected in the unaudited pro forma consolidated financial information, was measured in accordance with ASC 820, which establishes the framework for measuring fair values. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants.

The Offering and Use of Proceeds

The offering comprises the issuance and sale by us of 5,000,000 shares of common stock at the public offering price of $19.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of this offering and as further described in the section of this prospectus entitled “Use of Proceeds,” Aratana is required under the Vet Therapeutics Merger Agreement to repay the outstanding promissory note in the principal amount of $3,000 to the former stockholders of Vet Therapeutics and is required under the Okapi Purchase Agreement to repay the outstanding promissory note in the principal amount of €11,000 and to pay up to $16,308 of additional purchase consideration to the former stockholders of Okapi.

2. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC, and present the pro forma results of operations of the combined companies based upon the historical financial statements of Aratana, Vet Therapeutics and Okapi. The unaudited pro forma consolidated balance sheet as of September 30, 2013 gives effect to the Vet Merger, Okapi Acquisition, issuance and sale by us of shares in this offering, and required purchase consideration payments and debt repayments as if each occurred on September 30, 2013. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and nine months ended September 30, 2013 give effect to the Vet Merger, Okapi Acquisition, issuance and sale by us of shares in this offering, and required purchase consideration payments and debt repayments as if each occurred on January 1, 2012. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the Vet Merger, Okapi Acquisition, issuance and sale by us of shares in this offering, and required purchase consideration payments and debt repayments in connection with this offering, (2) factually supportable, and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the consolidated results.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except per share amounts)

2. Basis of Unaudited Pro Forma Presentation (continued)

The Euro-denominated historical statements of operations of Okapi for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have been converted into U.S. dollars using exchange rates of $1.3170 = €1.00 and $1.2857 = €1.00, respectively, which represent the average U.S. dollar to Euro exchange rate for each of the respective periods. The Euro-denominated historical balance sheet of Okapi as of September 30, 2013 has been converted into U.S. dollars using an exchange rate of $1.3535 = €1.00, which represents the U.S. dollar to Euro exchange rate on September 30, 2013.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have been achieved had the Vet Merger, the Okapi Acquisition, the issuance and sale by us of shares in this offering, and the required purchase consideration payments and debt repayments occurred as of the dates indicated above or the results that may be attained in the future.

3. Preliminary Purchase Prices

Vet Merger

The Vet Merger-date fair value of the consideration transferred to the sellers of Vet Therapeutics, less cash acquired, was $49,340, which consisted of the following:

Fair value of consideration transferred:

Vet Cash Consideration	$30,000
Fair value of Merger Shares	14,700
Fair value of promissory note	3,000
Fair value of contingent consideration	3,810

Fair value of total consideration	51,510
Less cash acquired	(2,170)

Total consideration transferred, net of cash acquired	$49,340

Vet Cash Consideration: The Company partially funded the Vet Cash Consideration from the proceeds from a $19,750 private placement of its common stock and from $10,000 in borrowings from its amended credit facility, both of which are described more fully below.

Private Placement: On October 13, 2013, the Company entered into a stock purchase agreement with various accredited investors, pursuant to which Aratana agreed to sell an aggregate of 1,234,375 shares (the “Private Placement Shares”) of its common stock for an aggregate purchase price of $19,750, or $16.00 per share (the “Private Placement”). Under the terms of the share purchase agreement, as amended October 22, 2013, the Private Placement Shares are not required to be registered for resale.

Amendment to Loan and Security Agreement: In March 2013, the Company entered into a loan and security agreement (the “Credit Facility”) with Square 1 Bank as lender. On October 11, 2013, Aratana entered into an amendment to the Credit Facility, which, among other things, increased the amount that remains available for Aratana to draw by an additional $5,000, to a total of $10,000. Simultaneously with the closing of the Credit Facility amendment on October 11, 2013, Aratana borrowed an additional $10,000 available under the amended Credit Facility. Pursuant to the terms of the Credit Facility amendment, upon consummation of the Vet Merger, Vet Therapeutics became a co-borrower under the credit facility and granted a security interest in substantially all of its assets to Square 1 Bank.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except per share amounts)

3. Preliminary Purchase Prices (continued)

Vet Merger (continued)

Fair Value of Merger Shares: Under the terms of the Merger Agreement, the Company agreed to issue 625,000 shares of its common stock without registration rights to the stockholders of Vet Therapeutics. On October 15, 2013, the closing date of the Vet Merger, the fair market value of Aratana’s publicly traded common stock was $27.67 per share. In order to determine the fair value of consideration transferred to Vet Therapeutics shareholders related to the Merger Shares, the Company applied a discount for the lack of marketability of 15% to the Company’s closing stock price on the closing date of the Vet Merger to account for the lack of access to an active public market for these shares. The analysis resulted in aggregate purchase consideration related to the Merger Shares of $14,700.

Fair Value of Contingent Consideration: Under the terms of the Merger Agreement, the Company agreed to pay up to $5,000 in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product. This contingent consideration is recorded as a liability and measured at fair value using a discounted cash flow model utilizing significant unobservable inputs, including the probability of achieving each of the potential milestones and an estimated discount rate commensurate with the risks of the expected cash flows attributable to the milestones. The analysis resulted in aggregate contingent purchase consideration of $3,810. Significant increases or decreases in any of the probabilities of success would result in a significantly higher or lower fair value, respectively, and commensurate changes to this liability. The fair value of contingent consideration and the associated liability will be adjusted to fair value at each reporting date until actual settlement occurs, with the changes in fair value reflected in earnings.

Okapi Acquisition

The Okapi Acquisition-date fair value of the consideration transferred to the stockholders of Okapi, less cash acquired, was $43,238, which consisted of the following:

Fair value of consideration transferred:

Okapi Cash Consideration	$13,910
Fair value of promissory note	14,889
Fair value of contingent consideration	15,166

Fair value of total consideration	43,965
Less cash acquired	(727)

Total consideration transferred, net of cash acquired	$43,238

Okapi Cash Consideration: The Company funded the Okapi Cash Consideration from cash on hand.

Fair Value of Contingent Consideration: Under the terms of the Purchase Agreement, Aratana agreed to pay up to $16,308 on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, provided that if not paid in cash by April 7, 2014, payment shall be made in the form of shares of Aratana common stock based on the average closing price of Aratana’s common stock during the 10-trading day period ending April 4, 2014, subject to a maximum of 1,060,740 shares and a minimum of 707,160 shares. Contingent consideration is recorded as a liability and measured at fair value using a probability-weighted model utilizing significant observable and unobservable inputs, including the volatility in the market price of the Company’s common stock, the expected probability of settling the contingent consideration in either cash or shares, and an estimated discount rate commensurate with the risks of these outcomes. This analysis resulted in a preliminary estimated fair value of contingent consideration of $15,166. This estimate is preliminary, subject to finalization of the Company’s determination of the fair value of the contingent consideration liability as of the closing date. Significant increases or decreases in any of the probabilities of the method of settlement or estimated stock price

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except per share amounts)

3. Preliminary Purchase Prices (continued)

Okapi Acquisition (continued)

volatility would result in a significantly higher or lower fair value, respectively, and commensurate changes to this liability. The fair value of contingent consideration and the associated liability will be adjusted to fair value at each reporting date until actual settlement occurs, with the changes in fair value reflected in earnings.

4. Preliminary Purchase Price Allocations

Vet Therapeutics

The following table summarizes the preliminary estimated fair values of tangible and intangible assets acquired and liabilities assumed as of the date of Vet Merger:

Accounts receivable	$92
Inventory	173
Other current assets	6
Property, plant and equipment	76
Other long-term assets	3
Identifiable intangible assets	46,520
Accounts payable and accrued expenses	(441)
Deferred revenue	(55)
Deferred tax liabilities, net	(16,089)

Total identifiable net assets	30,285

Goodwill	19,055

Total net assets acquired	$49,340

The following table sets forth the components of the identifiable intangible assets acquired by drug program and their estimated useful lives as of the date of Vet Merger:

	FAIR VALUE	USEFUL LIFE
Antibody for B-cell lymphoma (now referred to as AT-004)	$36,440	20 years
Antibody for T-cell lymphoma (now referred to as AT-005)	10,080	20 years

Total intangible assets subject to amortization	$46,520

The purchase price allocation has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value of the assets acquired and liabilities assumed and of the deferred tax assets and liabilities. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from October 15, 2013, the Vet Merger date. With the exception of inventory and deferred revenue, the fair values of tangible assets acquired and liabilities assumed of Vet Therapeutics approximate their carrying value as of the Vet Merger date.

The identifiable intangible assets recognized by the Company as a result of the Vet Merger relate to Vet Therapeutics’ technology and consist primarily of its intellectual property related to Vet Therapeutics’ B-cell and T-cell antibodies and the estimated net present value of future cash flows from commercial agreements related to the B-cell technology.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

4. Preliminary Purchase Price Allocations (continued)

Vet Therapeutics (continued)

The Vet Therapeutics B-cell technology, which is now referred to as AT-004, was valued using the discounted cash flow method, a form of the income approach, which incorporates the estimated royalty income and milestone payments to be generated from this technology. The estimated cash flows are then discounted to present value. Accordingly, the primary components of this method consist of the determination of cash flows, the probability of achieving and the anticipated timing of the milestone payments, and an appropriate rate of return.

The Vet Therapeutics T-cell technology, which was considered in-process research and development (“IPR&D”) as of the acquisition date and is now referred to as AT-005, was valued using a multi-period excess earnings method, a form of the income approach, which incorporates the estimated future cash flows to be generated from this technology. Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible assets, and intangible assets. The excess earnings are thereby calculated for each year of a multi-year projection period and discounted to present value. Accordingly, the primary components of this method consist of the determination of excess earnings and an appropriate rate of return.

For the B-cell technology, the Company will recognize straight-line amortization expense over the estimated useful life of the asset. The Company will not amortize the asset related to the T-cell technology until commercialization has been achieved.

Preliminary estimated amortization expense related to the B-cell technology, based upon the Company’s acquired intangible asset as of September 30, 2013, is as follows:

YEAR ENDING DECEMBER 31,
Remaining 2013	$456
2014	1,822
2015	1,822
2016	1,822
2017	1,822
Thereafter	28,696

Total	$36,440

The preliminary valuation analysis conducted by Aratana determined that the aggregate fair value of identifiable assets acquired less the aggregate fair value of identifiable liabilities assumed by the Company was less than the purchase price. As the purchase price exceeded the fair value of assets and liabilities acquired or assumed, goodwill was recognized. Goodwill is calculated as the difference between the Vet Merger-date fair value of the consideration transferred and the fair values of the assets acquired and liabilities assumed. The goodwill is not expected to be deductible for income tax purposes. Goodwill is recorded as an indefinite-lived asset and is not amortized but tested for impairment on an annual basis or when indications of impairment exist.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

4. Preliminary Purchase Price Allocations (continued)

Okapi

The following table summarizes the preliminary estimated fair values of tangible and intangible assets acquired and liabilities assumed as of the date of the Okapi Acquisition:

Accounts receivable	$72
Prepaid expenses and other current assets	666
Property and equipment	233
Other long-term assets	18
Identifiable intangible assets	29,400
Accounts payable and accrued expenses	(492)
Deferred revenue	(753)
Deferred tax liabilities, net	(3,813)

Total identifiable net assets	25,331

Goodwill	17,907

Total net assets acquired	$43,238

The following table sets forth the components of the identifiable intangible assets acquired by drug program and their estimated useful lives as of the date of the Okapi Acquisition:

	FAIR VALUE	USEFUL LIFE
Oftalvir (now referred to as AT-006)	$3,400	13 years
Felivir (now referred to as AT-007)	13,500	15 years
Canilox (now referred to as AT-008)	5,300	13 years
Parvo (now referred to as AT-011)	7,200	14 years

Total intangible assets subject to amortization	$29,400

The purchase price allocation has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value of the assets acquired and liabilities assumed and of the deferred tax assets and liabilities. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from January 6, 2014, the Okapi Acquisition date. With the exception of intangible assets, the fair values of assets acquired and liabilities assumed of Okapi approximate their carrying value as of the Okapi Acquisition date.

The identifiable intangible assets recognized by the Company as a result of the Okapi Acquisition relate to Okapi’s technology and consist primarily of its intellectual property related to Okapi’s Oftalvir (AT-006), Felivir (AT-007), Canilox (AT-008) and Parvo (AT-011) programs and the estimated net present value of future cash flows from commercial agreements related to the Oftalvir program.

All Okapi programs, which were considered IPR&D as of the acquisition date, were valued using a multi-period excess earnings method, a form of the income approach, which incorporates the estimated future cash flows to be generated from this technology. Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible, and intangible assets. The excess earnings are thereby calculated for each year of a multi-year projection period and discounted to present value. Accordingly, the primary components of this method consist of the determination of excess earnings and an appropriate rate of return.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

4. Preliminary Purchase Price Allocations (continued)

Okapi (continued)

The Company will not amortize the intangible assets related to the Okapi programs until commercialization of each program has been achieved.

The preliminary valuation analysis conducted by Aratana determined that the aggregate fair value of identifiable assets acquired less the aggregate fair value of identifiable liabilities assumed by the Company was less than the purchase price. As the purchase price exceeds the fair value of assets and liabilities acquired or assumed, goodwill was recognized. Goodwill is calculated as the difference between the Okapi Acquisition-date fair value of the consideration transferred and the fair values of the assets acquired and liabilities assumed. The goodwill is not expected to be deductible for income tax purposes. Goodwill is recorded as an indefinite-lived asset and is not amortized but tested for impairment on an annual basis or when indications of impairment exist.

5. Vet Therapeutics Pro Forma Adjustments

The following pro forma adjustments are included in the Company’s unaudited pro forma consolidated financial information related to the Vet Merger:

Unaudited Pro Forma Consolidated Balance Sheet

Adjustments to the unaudited pro forma consolidated balance sheet as of September 30, 2013 were as follows:

(A)	Cash—The Company recorded adjustments related to (i) $19,750 received from the Private Placement, (ii) $9,987 received from additional borrowing under the amended Credit Facility, excluding fees paid to the lender of $13, and (iii) Cash Consideration of $30,000 paid to former Vet Therapeutics shareholders.

(B)	Inventory—The Company recorded an adjustment to reflect a net increase of $32 to record acquired inventory at fair market value.

(C)	Intangible assets, net—The Company recorded an adjustment to reflect acquired identifiable intangible assets of $46,520, which consist primarily of intellectual property related to Vet Therapeutics’ B-cell and T-cell antibodies.

(D)	Goodwill—The Company recorded $19,055 of goodwill, representing the excess of the aggregate purchase consideration transferred as of the acquisition date over the preliminary fair values of recorded tangible and intangible asset acquired and liabilities assumed in the Vet Merger. The amount of goodwill actually to be recorded in connection with the acquisition is subject to change once the Company’s valuation of the fair value of tangible and intangible assets acquired and liabilities assumed is completed.

(E)	Accrued expenses—The Company recorded an adjustment to reflect a $746 liability for transaction costs, including advisory, legal and accounting expenses, incurred as a result of the Vet Merger.

The Company recorded an adjustment to reflect a reduction of $385 related to the forgiveness of the accrued interest payable on the convertible notes outstanding prior to the close of the Vet Merger, which was recorded as a capital contribution in the financial statements of Vet Therapeutics as it was a transaction among Vet Therapeutics shareholders.

(F)	Current portion loan payable and Loan payable—The Company recorded an adjustment to reflect a current debt liability of $2,500 related to payments due over the next twelve months under the amended Credit Facility entered into concurrently with the Merger Agreement. The remaining $7,500 outstanding principal balance of the Credit Facility was reduced to $7,487 by $13 of debt discount and was recorded as a long-term debt liability.

(G)	Convertible notes payable—The Company recorded an adjustment to reflect a reduction of $2,300 in convertible notes payable in the financial statements of Vet Therapeutics related to the conversion of the convertible notes payable into Vet Therapeutics Series A preferred stock prior to close of the Vet Merger.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

5. Vet Therapeutics Pro Forma Adjustments (continued)

Unaudited Pro Forma Consolidated Balance Sheet (continued)

(H)	Current portion deferred licensing revenue and Deferred licensing revenue—The Company recorded an adjustment to adjust the carrying value of the deferred licensing revenue to its fair value of $55, which represents the estimated cost of the remaining effort.

(I)	Deferred taxes—The Company recorded an adjustment to reflect a net deferred tax liability of $16,089 due to the book and tax basis differences of the assets acquired and liabilities assumed using an estimated blended U.S. federal and state tax rate of 38.0%.

The basis differences in acquired assets and liabilities result in positive sources of income in the future. As such, the Vet Merger impacted the Company’s assessment of its valuation allowance against deferred tax assets, resulting in the release of its valuation allowance of $10,100 as of the Vet Merger date. As a result, the Company recorded an adjustment of $10,100 to deferred tax assets and accumulated deficit. The deferred tax liability of $16,089 is offset by deferred tax assets of $10,100 being recognized as a result of the release of the valuation allowance.

(J)	Notes payable—The Company recorded an adjustment to reflect a $3,000 liability related to the promissory note given to former Vet Therapeutics shareholders. The Company determined that the fair value of the note approximated carrying value.

(K)	Contingent consideration—The Company recorded an adjustment to reflect a $3,810 liability related to the fair value of the contingent consideration at the acquisition date tied to the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product.

(L)	Common stock, Additional paid-in capital, Deficit accumulated during the development stage—The Company recorded an adjustment of $353 to eliminate Vet Therapeutics’ historical shareholders equity, which included the adjustments to Vet Therapeutics historical equity related to (i) the conversion of outstanding convertible notes and (ii) the forgiveness of accrued interest on the convertible notes, as follows:

Adjustment to eliminate Vet Therapeutics additional paid-in capital:
Historical Vet Therapeutics additional paid-in capital	$565
Adjustment related to conversion of Vet Therapeutics convertible notes prior to the Vet Merger	2,300
Adjustment related to forgiveness of interest on Vet Therapeutics convertible notes	385

Total Vet Therapeutics additional paid-in capital before elimination	3,250
Pro forma adjustment to eliminate Vet Therapeutics additional paid-in capital	(3,250)

Total Vet Therapeutics additional paid-in capital after elimination	$—

Adjustment to eliminate Vet Therapeutics accumulated deficit:
Historical Vet Therapeutics accumulated deficit	$(3,603)
Pro forma adjustment to eliminate Vet Therapeutics accumulated deficit	3,603

Total Vet Therapeutics accumulated deficit after elimination	$—

Total pro forma adjustments to eliminate Vet Therapeutics stockholders’ deficit	$353

The Company recorded an adjustment to reflect a $746 increase in accumulated deficit for transaction costs, including advisory, legal and accounting expenses, incurred as a result of the Vet Merger.

The Company recorded an adjustment to reflect a $10,100 decrease to accumulated deficit related to the release of its deferred tax asset valuation allowance as a result of the book and tax basis differences in the assets acquired and liabilities assumed in connection with the Vet Merger.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

5. Vet Therapeutics Pro Forma Adjustments (continued)

Unaudited Pro Forma Consolidated Balance Sheet (continued)

The Company recorded adjustments to reflect the issuance of 625,000 shares of common stock, $.001 par value per share, issued in conjunction with the Vet Merger and the issuance of 1,234,375 shares of common stock, $.001 par value per share, issued in the Private Placement that occurred concurrently with the Vet Merger. The Company recorded adjustments of $14,699 and $19,749, respectively, to additional paid-in capital related to these issuances.

Unaudited Pro Forma Consolidated Statements of Operations

Adjustments to the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and year ended December 31, 2012 were as follows:

(M)	General and administrative—The Company recorded an adjustment to reflect a reduction of $257 to general and administrative expense for the nine months ended September 30, 2013 to eliminate the advisory, legal and accounting expenses incurred as a result of the Vet Merger, which are not expected to have a continuing impact on results of operations.

(N)	Amortization of acquired intangible assets—The Company recorded adjustments of $1,367 and $1,822 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the amortization of intangible assets acquired in the Vet Merger.

(O)	Interest expense—The Company recorded adjustments of $412 and $550 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the interest expense on the outstanding principal balance under the Credit Facility and the amortization of the debt discount associated with the Credit Facility. The Credit Facility bears interest at a rate of the greater of (i) 2.25% plus the prime rate or (ii) 5.5%. To calculate the interest expense above, the Company assumed an interest rate of 5.5%, which was the interest rate applicable to the Credit Facility on the Vet Merger date. A 1/8th percent increase in this rate would result in an increase to the above noted interest expense by approximately $9 and $13 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

The Company recorded adjustments of $158 and $210 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the interest expense associated with the promissory note issued to former Vet Therapeutics shareholders in conjunction with the Vet Merger. The promissory note bears interest at a rate of 7%, which the Company used to calculate the interest expense above.

The Company recorded adjustments to reflect reductions of expense of $87 and $115 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to eliminate interest expense related to outstanding Vet Therapeutics convertible notes payable that were converted into Vet Therapeutics Series A preferred stock prior to close of the Vet Merger.

(P)	Income tax benefit—The Company recorded adjustments of $605 and $937 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the tax impact of the pro forma adjustments above using an estimated blended U.S. federal and state tax rate of 38.0%.

The basis differences in acquired assets and liabilities result in positive sources of income in the future for Vet Therapeutics. As a result, the Company recorded adjustments of $153 and $423 to reflect the income tax benefit resulting from Vet Therapeutics’ historical pre-tax losses for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, using an estimated blended U.S. federal and state tax rate of 38.0%.

As a result of Aratana’s release of the valuation allowance recorded against its deferred tax assets, the Company recorded adjustments of $4,334 and $4,422 to reflect the income tax benefit resulting from Aratana’s historical pre-tax losses for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, using an estimated blended U.S. federal and state tax rate of 38.0%.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

5. Vet Therapeutics Pro Forma Adjustments (continued)

Unaudited Pro Forma Consolidated Statements of Operations (continued)

(Q)	Weighted average shares outstanding basic and diluted—The weighted average shares outstanding used to compute basic and diluted net loss per share for the nine months ended September 30, 2013 and the year ended December 31, 2012 have been adjusted to give effect to the issuance of 625,000 Merger Shares and 1,234,375 Private Placement Shares as if such issuances had occurred on January 1, 2012.

The above pro forma consolidated statements of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012 do not include adjustments related to (i) $746 of transaction costs incurred by the Company subsequent to September 30, 2013, (ii) an increase to costs of goods sold of $32 related to the fair value adjustment to Vet Therapeutics’ inventory acquired as part of the Vet Merger, or (iii) the release of Aratana’s valuation allowance of $3,812 as of January 1, 2012, as a result of the Vet Merger. These adjustments are considered non-recurring in nature and have been excluded from the adjustments above.

6. Okapi Pro Forma Adjustments

The following pro forma adjustments are included in the Company’s unaudited pro forma consolidated financial information related to the Okapi Acquisition:

Unaudited Pro Forma Consolidated Balance Sheet

Adjustments to the unaudited pro forma consolidated balance sheet as of September 30, 2013 were as follows:

(A)	Cash—The Company recorded an adjustment related to Okapi Cash Consideration of $13,910 paid to former Okapi shareholders. The Euro-denominated Okapi Cash Consideration payment of €10,277 has been converted into U.S. dollars using an exchange rate of $1.3535 = €1.00, which represents the U.S. dollar to Euro exchange rate on September 30, 2013.

(B)	Intangible assets, net—The Company recorded an adjustment to reflect acquired identifiable intangible assets of $29,400, which consist primarily of intellectual property related to Okapi’s Oftalvir (AT-006), Felivir (AT-007), Canilox (AT-008) and Parvo (AT-011) programs.

The Company recorded an adjustment of $625 to eliminate the historical carrying value of Okapi’s intangible assets.

(C)	Goodwill––The Company recorded $17,907 of goodwill, representing the excess of the aggregate purchase consideration transferred as of the acquisition date over the preliminary fair values of recorded tangible and intangible asset acquired and liabilities assumed in the Okapi Acquisition. The amount of goodwill actually to be recorded in connection with the acquisition is subject to change once the Company’s valuation of the fair values of contingent purchase consideration and of tangible and intangible assets acquired and liabilities assumed is completed.

(D)	Accrued expenses—The Company recorded an adjustment to reflect a $909 liability for transaction costs, including advisory, legal and accounting expenses, incurred as a result of the Okapi Acquisition.

(E)	Convertible notes payable—The Company recorded an adjustment to reflect a reduction of $2,714 in convertible notes payable in the financial statements of Okapi related to the conversion of the convertible notes payable into Okapi Series A preferred stock prior to close of the Okapi Acquisition.

(F)	Contingent consideration—The Company recorded an adjustment to reflect a $15,166 liability related to the preliminary fair value of the contingent consideration agreed to by Aratana in connection with the Okapi Acquisition.

(G)	Notes payable—The Company recorded an adjustment to reflect a $14,889 liability related to the promissory note given to former Okapi shareholders. The Company determined that the fair value of the note approximated its carrying value. The Euro-denominated promissory note of €11,000 has been converted into U.S. dollars using an exchange rate of $1.3535 = €1.00, which represents the U.S. dollar to Euro exchange rate on September 30, 2013.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

6. Okapi Pro Forma Adjustments (continued)

Unaudited Pro Forma Consolidated Balance Sheet (continued)

(H)	Deferred taxes—The Company recorded an adjustment to reflect a net deferred tax liability of $3,813 due to the book and tax basis differences of the assets acquired and liabilities assumed using the Belgian statutory federal tax rate of 33.99%.

(I)	Common stock, Preferred stock, Additional paid-in capital, Deficit accumulated during the development stage—The Company recorded an adjustment of $1,096 to eliminate Okapi’s historical shareholders’ deficit, which included the adjustments to Okapi historical equity related to the conversion of outstanding convertible notes into shares of Okapi Series A preferred stock immediately prior to the Okapi Acquisition as follows:

Adjustment to eliminate Okapi preferred stock:
Historical Okapi preferred stock	$517
Adjustment related to conversion of Okapi convertible notes payable	2,714

3,231
Pro forma adjustment to eliminate Okapi preferred stock	(3,231)
Adjustments to eliminate remaining Okapi stockholders’ deficit:
Pro forma adjustment to eliminate Okapi common stock	(84)
Pro forma adjustment to eliminate Okapi additional paid-in capital	(12,946)
Pro forma adjustment to eliminate Okapi deficit accumulated during the development stage	15,165

Total pro forma adjustments to eliminate Okapi stockholders’ deficit	$(1,096)

The Company recorded an adjustment to reflect a $909 increase in accumulated deficit for transaction costs, including advisory, legal and accounting expenses, incurred as a result of the Okapi Acquisition.

Unaudited Pro Forma Consolidated Statements of Operations

Adjustments to the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively, were as follows:

(J)	Conforming adjustments—The Company recorded a decrease of $78 to depreciation expense and increases of $54 and $24 to research and development expense and general and administrative expense, respectively, during the nine months ended September 30, 2013 to conform the presentation of depreciation expense in the unaudited pro forma statement to be consistent with the Company’s presentation, which allocates depreciation expense to its functional areas.

The Company recorded a decrease of $105 to depreciation expense and increases of $76 and $29 to research and development expense and general and administrative expense, respectively, during the year ended December 31, 2012 to conform the presentation of depreciation expense in the unaudited pro forma statement to be consistent with the Company’s presentation, which allocates depreciation expense to its functional areas.

(K)	Amortization of acquired intangible assets—The Company recorded adjustments of $117 and $179 to reduce amortization expense for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to eliminate the historical amortization of Okapi’s intangible assets, which were recorded at fair value by the Company as a result of the Okapi Acquisition. The Company will not amortize the intangible assets until commercialization of each program has been achieved.

(L)

Interest expense—The Company recorded adjustments of $484 and $990 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the interest expense associated with the promissory note issued to former Okapi shareholders in conjunction with the Okapi Acquisition. The promissory note bears interest at a rate of 7%, which the Company used to calculate the

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

6. Okapi Pro Forma Adjustments (continued)

Unaudited Pro Forma Consolidated Statements of Operations (continued)

interest expense above. The Euro-denominated interest expense during the nine months ended September 30, 2013 and for the year ended December 31, 2012 has been converted into U.S. dollars using exchange rates of $1.3170 = €1.00 and $1.2857 = €1.00, respectively, which represent the average U.S. dollar to Euro exchange rate for each of the respective periods.

The Company recorded adjustments to reflect reductions of expense of $116 and $8 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to eliminate interest expense related to outstanding Okapi loans payable that were converted into Okapi Series A preferred stock prior to close of the Okapi Acquisition.

(M)	Income tax benefit—The Company recorded adjustments of $85 and $273 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the tax impact of the pro forma adjustments above using the Belgian statutory tax rate of 33.99%.

The basis differences in acquired assets and liabilities result in positive sources of income in the future for Okapi. As a result, the Company recorded adjustments of $719 and $1,111 to reflect the income tax benefit resulting from Okapi’s historical pre-tax losses for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, using the Belgian statutory tax rate of 33.99%.

The above pro forma consolidated statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2012 do not include an adjustment related to $909 of transaction costs related to the Vet Merger and Okapi Acquisition incurred by the Company subsequent to September 30, 2013. This adjustment is considered non-recurring in nature and has been excluded from the adjustments above.

7. Offering Pro Forma Adjustments

The following pro forma adjustments are included in the Company’s unaudited pro forma consolidated financial information related to this offering:

Unaudited Pro Forma Consolidated Balance Sheet

Adjustments to the unaudited pro forma consolidated balance sheet as of September 30, 2013 were as follows:

(A)	Cash—The Company recorded an adjustment to increase cash by $88,238 to reflect the estimated net proceeds received by the Company in this offering.

The Company recorded an adjustment to decrease cash by $33,055 to reflect the mandatory repayment of promissory notes issued by the Company in the Vet Merger and Okapi Acquisition and payment of contingent consideration payable by the Company in connection with the Okapi Acquisition upon the closing of this offering.

(B)	Current portion of contingent consideration—The Company recorded an adjustment to decrease the current portion of contingent consideration by $15,166 to reflect the settlement of the outstanding contingent consideration payable by the Company in the Okapi Acquisition, as this contingent consideration is subject to mandatory prepayment in cash upon the closing of this offering.

(C)	Notes payable—The Company recorded an adjustment to decrease notes payable by $14,889 and $3,000 to reflect the settlement of the outstanding promissory notes issued by the Company in the Okapi Acquisition and Vet Merger, respectively, as both promissory notes are subject to mandatory repayment upon the closing of this offering.

(D)	Common stock and Additional paid-in capital—The Company recorded adjustments to common stock and additional paid-in capital of $5 and $88,233, respectively, to reflect shares issued and proceeds received by the Company in this offering.

ARATANA THERAPEUTICS, INC.

Notes to Unaudited Pro Forma Consolidated Financial Information (Continued)

(In thousands, except share and per share amounts)

7. Offering Pro Forma Adjustments (continued)

Unaudited Pro Forma Consolidated Statements of Operations

Adjustments to the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively, were as follows:

(E)	Interest expense—The Company recorded adjustments of $642 and $1,200 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to eliminate interest expense associated with the promissory notes issued to the former Okapi shareholders and the former Vet Therapeutics shareholders, as the pro forma financial statements of operations assume repayment of these promissory notes using proceeds from the offering as if they had occurred on January 1, 2012.

(F)	Income tax benefit—The Company recorded adjustments of $60 and $80 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the tax impact of the elimination of interest expense on the promissory notes issued to the former Vet Therapeutics shareholders upon the repayment of the promissory notes, using an estimated blended U.S. federal and state tax rate of 38.0%.

The Company recorded $165 and $336 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, to reflect the tax impact of the elimination of interest expense on the promissory notes issued to the former Okapi shareholders upon the repayment of the promissory notes, using the Belgian statutory tax rate of 33.99%.

(G)	Weighted average shares outstanding basic and diluted—The weighted average shares outstanding used to compute basic and diluted net loss per share for the nine months ended September 30, 2013 and the year ended December 31, 2012 have been adjusted to give effect to the issuance of 1,873,070 shares sold in this offering whose proceeds will be used to settle the promissory notes issued in the Vet Merger and Okapi Acquisition and the contingent consideration related to the Okapi Acquisition as if such issuances had occurred on January 1, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a pet therapeutics company focused on the licensing or acquisition, development and commercialization of innovative biopharmaceutical products for cats, dogs and other companion animals. We operate at the intersection of the more than $50 billion annual U.S. pet market and the more than $20 billion annual worldwide animal health market. Our current product portfolio includes over 15 product candidates consisting of small molecule pharmaceuticals and large molecule biologics that target large opportunities in serious medical conditions in pets. Our most advanced products, AT-004 and AT-005, are monoclonal antibodies for treating lymphoma in dogs. AT-004, which treats B-cell lymphoma, received a conditional license from the U.S. Department of Agriculture, or USDA, and is currently marketed by Novartis Animal Health Inc., or Novartis Animal Health. AT-005, which treats T-cell lymphoma, received a conditional license from the USDA in January 2014, and we expect to commence marketing the product later this year. Our other lead products include small molecules directed at treating osteoarthritis pain and inflammation, loss of appetite and post-operative pain in dogs and cats. Our product candidates are designed to enable veterinarians and pet owners to manage pets’ medical needs safely and effectively, potentially resulting in longer and improved quality of life for pets.

Since our initial public offering in June 2013, we have focused on executing our clinical development plan and continuing to expand our product pipeline and further augment our development capabilities. Recently, we acquired Vet Therapeutics, Inc., or Vet Therapeutics, which provided us with a proprietary antibody-based biologics platform focused on the treatment of lymphoma, and Okapi Sciences N.V., or Okapi, which provided us with a pipeline of antiviral drugs, including product candidates focused on the treatment of herpes and immunodeficiency in cats. As part of these acquisitions, we also obtained two facilities that we are using to develop additional species-specific monoclonal antibodies, antivirals and other small molecules for use as pet therapeutics. In addition, we now have a commercial product and an additional product candidate that we expect to commercialize in 2014, we have more than doubled the size of our product pipeline since June 2013, and we have significantly increased our technology and development infrastructure. We are focused on advancing our product candidates to regulatory approval and believe that we have significantly accelerated our pathway toward becoming a commercial stage company.

We have assembled a portfolio of more than 15 product candidates that are in various stages of development in either cats or dogs, and frequently in both. Our AT-004 monoclonal antibody product for B-cell lymphoma in dogs has received a conditional license from the USDA, the regulatory agency that oversees biologics in animals, and this product is currently being commercialized in the United States and Canada by Novartis Animal Health. Our AT-005 monoclonal antibody product for T-cell lymphoma in dogs has received a conditional license from the USDA and we expect to begin marketing the product later this year. The following table identifies the primary molecules in our current product portfolio:

COMPOUND	SPECIES	INDICATION	DEVELOPMENT STATUS	EXPECTED NEXT STEP
AT-001	Dog	Pain and inflammation associated with osteoarthritis	Dose selected	■ Initiate pivotal field effectiveness study in first quarter of 2014 ■ Expect U.S. marketing approval in 2016

	Cat	Pain and inflammation associated with osteoarthritis	Pilot studies	■ Dose confirmation study

COMPOUND	SPECIES	INDICATION	DEVELOPMENT STATUS	EXPECTED NEXT STEP

AT-002	Dog	Stimulation of appetite	Pivotal field effectiveness study	■ Submission for approval ■ Expect U.S. marketing approval in 2016

	Cat	Stimulation of appetite	Pilot studies	■ Dose confirmation study

AT-003	Dog	Post-operative pain management	Proof of concept study	■ Dose confirmation study ■ Initiate pivotal field effectiveness study in second quarter 2014 ■ Expect U.S. marketing approval in 2016

	Cat	Post-operative pain management	Proof of concept study	■ Dose confirmation study

AT-004	Dog	B-cell lymphoma	Submitted pivotal field effectiveness study	■ Currently sold by Novartis Animal Health ■ Full license expected in 2015

AT-005	Dog	T-cell lymphoma	Completing pivotal field effectiveness study	■ Conditional license received in 2014 ■ Full license expected in 2015

AT-006	Cat	Ocular herpes infection	Pivotal field study in Europe	■ File for EU review in 2014 ■ Expect U.S. marketing approval in 2017 or 2018
AT-007	Cat	Feline immunodeficiency virus infection	Pilot study in Europe	■ Initiate field effectiveness study in 2015 ■ Expect U.S. marketing approval in 2017 or 2018

AT-008	Dog	Lymphoma	Pivotal field effectiveness study	■ Pivotal field effectiveness in the EU in 2014

AT-009	Dog	Mast cell tumor	Lead selection	■ Pilot studies

AT-010	Dog	Atopic dermatitis	Lead selection	■ Pilot studies

AT-011	Dog	Parvovirus infections	Lead selection	■ Proof of concept study

AT-012	Cat	Calicivirus infections	Lead selection	■ Proof of concept study

In addition to the above-listed product candidates, we are evaluating additional molecules for applications in other diseases including lymphoma in cats, seizures in dogs, atopic dermatitis in dogs and other cancers in cats and dogs, and we are researching new product concepts internally with our recently acquired antibody and antiviral research expertise. Furthermore, we have options with two parties for two additional molecules that we are considering licensing for further development. We aim to submit drug applications for U.S. approval for the majority of our existing product candidates and to make similar regulatory filings for European approval. Furthermore, where appropriate, we attempt to develop and submit regulatory filings for therapeutic indications in both cats and dogs, which will be separate products and require separate approval.

Our strategy is to in-license proprietary compounds from human biopharmaceutical companies and academia or leverage existing insights in human biology applicable in pets and to develop therapeutics specifically for use in pets. We seek to identify human therapeutics that have demonstrated safety and effectiveness in at least two species and are in, or have completed, Phase I or Phase II clinical trials in humans, with well-developed active pharmaceutical ingredient, or API, process chemistry and a well-defined manufacturing process. We also seek to identify products already in development for pets and to license or acquire these products. To date, we have in-licensed and are further developing pharmaceutical compounds from Pacira Pharmaceuticals, Inc., RaQualia Pharma, Inc. and others, and we have acquired Vet Therapeutics and Okapi.

We expect to use the time preceding the full commercialization of our product candidates to build veterinarian and pet owner awareness of our company and our products. We believe that our product candidates, if approved, will enable veterinarians to deliver a higher level of medical care to pets while providing an important revenue stream to veterinarians’ practices.

We have incurred significant net losses since our inception. We incurred net losses of $3.5 million and $11.6 million for the years ended December 31, 2011 and 2012, respectively, and $11.4 million during the nine months ended September 30, 2013. These losses have resulted principally from costs incurred in connection with in-licensing our product candidates, research and development activities and general and administrative costs associated with our operations. As of September 30, 2013, we had a deficit accumulated during development stage of $33.6 million and cash, cash equivalents and short-term investments of $52.3 million. After giving effect to our October 2013 private placement and our recent acquisitions of Vet Therapeutics and Okapi, our pro forma net loss for the nine months ended September 30, 2013 was $9.9 million and for the year ended December 31, 2012 was $12.1 million, and as of September 30, 2013, we had a pro forma deficit accumulated during development stage of $25.2 million and pro forma cash, cash equivalents and short-term investments of $41.0 million.

We expect to continue to incur operating losses for the next several years as we work to develop and commercialize our product candidates. As a result, we will seek to fund our operations through public or private equity offerings, debt financings, corporate collaborations and licensing arrangements. We cannot assure you that such funds will be available on terms favorable to us, if at all. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies or product candidates. In addition, we may never successfully complete development of any of our product candidates, obtain adequate patent protection for our technology, obtain necessary regulatory approval for our product candidates or achieve commercial viability for any approved product candidates. If we are not able to raise additional capital on terms acceptable to us, or at all, as and when needed, we may be required to curtail our operations, and we may be unable to continue as a going concern. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and existing credit facility will allow us to fund our operations through at least December 31, 2015.

Recent Developments

Conditional License for AT-005

Effective as of January 22, 2014, we received a conditional license from the USDA for AT-005 as an aid for the treatment of T-cell lymphoma in dogs. We expect to commence marketing the product later this year and expect to receive full licensure in 2015.

Acquisition of Okapi Sciences N.V.

On January 6, 2014, we acquired Okapi Sciences N.V., a Belgium-based company with a proprietary pet therapeutics antiviral platform and five clinical/development stage product candidates designed to treat important viral diseases. We plan to continue to advance the current Okapi pipeline of high value antiviral drugs, including its feline herpes and feline immunodeficiency virus products, which currently comprise our AT-006 and AT-007 product candidates, respectively. We are developing AT-006 as a treatment for ocular herpes in cats. AT-006, if approved, could become the first antiviral small molecule therapeutic developed specifically for veterinary use. If approved, AT-006 will be commercialized by Novartis Animal Health pursuant to an existing development and commercialization agreement. The Okapi product pipeline also includes additional antiviral and oncology products for both cats and dogs.

To acquire Okapi, we paid its equity holders approximately €10.3 million (equivalent to $13.9 million) in cash and issued a promissory note for €11.0 million ($14.9 million). The promissory note bears interest at 7% per annum payable quarterly in arrears and matures on December 31, 2014, subject to mandatory prepayment in the event of an equity financing, which would include this offering. We also agreed to pay up to an additional $16.3 million in cash or shares of common stock calculated in the manner specified in the purchase agreement within 90 days of the closing, subject to mandatory prepayment in cash in the event of an equity financing, which also includes this offering. We believe the strategic acquisition of Okapi further enhances our leadership position in pet therapeutics by providing us with a European base of operations that we believe enables better coordination of clinical and regulatory activities, enhances our business development and in-licensing capabilities and provides flexibility with respect to European commercialization. The acquisition also provides us with the technology for de novo product generation, diversifies our product pipeline and demonstrates our continued focus on innovation.

Acquisition of Vet Therapeutics, Inc.

On October 15, 2013, we acquired Vet Therapeutics, Inc., a Del Mar, California-based company with a proprietary antibody-based biologics platform. We plan to continue to advance this pipeline of biologic drugs, including the lymphoma franchise, which currently comprises our AT-004, AT-005, AT-009 and AT-010 products. Beyond these products, the Vet Therapeutics’ pipeline includes biologics for the treatment of other cancers, atopic dermatitis and other immune conditions. We acquired Vet Therapeutics for a combination of $30.0 million in cash, 625,000 shares of our common stock, and a $3.0 million promissory note maturing on December 31, 2014 at an interest rate of 7% per year. The promissory note is subject to repayment in the event of specified equity financings, which include this offering. We also agreed to pay up to $5.0 million in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for our AT-004. We believe this acquisition may significantly accelerate our pathway toward becoming a commercial-stage pet therapeutics company.

On October 13, 2013, we sold 1,234,375 shares of our common stock to certain accredited investors for an aggregate of $19.75 million, or $16.00 per share.

On October 11, 2013, we amended our credit facility with Square 1 Bank to, among other things, increase the amount that remained available for us to draw by an additional $5.0 million, to a total of $10.0 million, and we immediately borrowed the full $10.0 million available. Vet Therapeutics became a co-borrower under the credit facility and granted a security interest in substantially all of its assets to Square 1 Bank upon consummation of the merger.

Financial Overview

Revenue

With the acquisition of Vet Therapeutics, we acquired AT-004, a monoclonal antibody for the treatment of B-cell lymphoma in dogs, that received a conditional product license from the USDA and we expect a full product license from the USDA in the next 12 to 18 months. The commercial rights to AT-004 for the United States and Canada are licensed to Novartis Animal Health and we plan to commercialize AT-005 ourselves. If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for any of our product candidates, we may generate revenues from those product candidates.

Operating Expenses

The majority of our operating expenses to date have been for the licensing of, and the research and development activities related to, AT-001, AT-002 and AT-003.

Research and Development Expense

Research and development costs, which consist primarily of costs associated with our product development efforts, including target animal studies, are expensed as incurred. Research and development expense consists primarily of outsourced development costs, wages, stock-based compensation and employee benefits for all employees engaged in scientific research and development functions, and other operational costs related to our research and development activities, including facility-related expenses, license payments made under our licensing agreements, regulatory, professional and consulting fees, travel costs and allocated corporate costs.

We have been developing AT-001, AT-002 and AT-003 in parallel and typically use our employee and infrastructure resources across multiple development programs. We track outsourced development costs by development compound but do not allocate personnel or other internal costs related to development to specific programs or development compounds. These expenses are included in personnel costs and other internal costs, respectively.

We have entered into two exclusive option programs. The exclusive option programs will expire in 2014, based upon the terms of the agreements.

General and Administrative Expense

General and administrative expense consists primarily of personnel costs, including salaries, related benefits and stock-based compensation for employees in administration, finance and business development. General and administrative expenses also includes allocated rent and other facilities costs; professional and consulting fees for general business purposes and for accounting and tax services, business development activities, and general legal services; and travel and other costs.

In-Process Research and Development Expense

In-process research and development expense consists of costs associated with acquired in-licensed technology, including upfront and milestone payments. As this technology has not reached technological feasibility in animal health indications and has no alternative future use in the field of animal health, it is expensed upon acquisition.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on our cash and cash equivalents.

Interest Expense

We have not historically incurred interest expense. However, in March 2013, we borrowed $5.0 million under our credit facility and in October 2013, we borrowed an additional $10.0 million under our credit facility, and we will incur interest expense associated with those borrowings. A more detailed description of our credit facility is available under the caption “Liquidity and Capital Resources.”

Other Income

Other income consists primarily of amounts received under a research and development voucher program grant agreement with the Kansas Bioscience Authority, or KBA, which was executed in March 2012. We are eligible to receive up to $1.3 million over an estimated two year period, in the form of a quarterly reimbursement of 33% of costs incurred during that period for pre-formulation, formulation, manufacture and pivotal studies associated with the AT-001 and AT-002 programs, to the extent that such costs are incurred with specifically named Kansas companies. From inception through September 30, 2013, we have received $0.5 million under this agreement.

In addition to the KBA grant reimbursements, we also recognized a small amount of other income from the sublease of our New York office space.

Income Taxes

As of December 31, 2012, we had federal and state net operating loss carryforwards of $1.1 million and $1.0 million, respectively, and federal and state research and development tax credit carryforwards of $42,000 and $45,000, respectively. As of December 31, 2012 and September 30, 2013, we had not recorded any U.S. federal or state income tax benefits for the losses or research and development tax credits as they have been offset in full by valuation allowances.

On October 15, 2013, we acquired Vet Therapeutics. The book and tax basis differences arising from the acquired assets and liabilities will result in positive sources of income to us in the future. As such, the Vet Therapeutics acquisition impacted our assessment of the valuation allowance recorded against our deferred tax assets. As a result of this assessment, during the three months ended December 31, 2013, we will release our valuation allowance recorded against deferred tax assets and will record an income tax benefit in our statement of operations.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues, costs and expenses and related disclosures during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our annual financial statements appearing elsewhere in this prospectus, we believe that the estimates and assumptions involved in the following accounting policies may have the greatest potential impact on our financial statements.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until December 31, 2018, or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Research and Development

As part of the process of preparing our financial statements, we are required to estimate accrued research and development expenses. Examples of estimated accrued expenses include fees paid to contract research organizations, or CROs, in connection with target animal studies, to investigative sites in connection with target animal studies, to contract manufacturers in connection with the production of active pharmaceutical ingredient, or API, and formulated drug, and to other parties for outsourced chemistry services.

We review new and open contracts and communicate with applicable internal and vendor personnel to identify services that have been performed on our behalf and estimate the level of service performed and the associated costs incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost for accrued expenses. The majority of our service providers invoice us monthly in arrears for services performed or as milestones are achieved in relation to our contract manufacturers. We make estimates of our accrued expenses as of each balance sheet date.

We base our accrued expenses related to target animal studies on our estimates of the services received and efforts expended pursuant to contracts with CROs that conduct and manage target animal studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of animals and the completion of development milestones. We estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the related expense accrual accordingly on a prospective basis. If we do not identify costs that have been incurred or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not made any material adjustments to our estimates of accrued research and development expenses or the level of services performed in any reporting period presented.

Stock-Based Compensation

The methodology we use in measuring stock-based compensation expense is described below. The value of stock-based awards is determined based on the quoted market price of our common stock.

We measure stock-based awards granted to employees and directors at fair value on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Stock-based compensation related to restricted stock awards is based on the market value of our common stock on the date of grant and is recognized as expense, net of forfeitures, ratably over the requisite service period. Generally, we issue stock-based awards with only service-based vesting conditions and record compensation expense for these awards using the straight-line method. Our intention is to grant stock-based awards with exercise prices equivalent to the fair value of our common share as of the date of grant.

We account for all stock-based awards issued to non-employees based on the fair value of the award on each measurement date. Stock-based awards granted to non-employees are subject to revaluation at each reporting date over their vesting terms. As a result, the charge to operations for non-employee awards with vesting conditions is affected each reporting period by changes in the fair value of our common stock.

The fair value of each stock-based award is estimated using the Black-Scholes option-pricing model. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly-traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded common stock price. The expected term of our awards has been determined utilizing the “simplified” method as we do not have sufficient historical experience for option grants overall, rendering existing historical experience irrelevant to expectations for current grants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. The assumptions we used to determine the fair value of stock-based compensation granted in each period were as follows, presented on a weighted average basis:

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,	NINE MONTHS ENDED SEPTEMBER 30,
	2011	2012	2012	2013
Risk-free interest rate	1.94%	0.90%	0.89%	1.48%
Expected term (in years)	5.8	6.0	6.0	6.0
Expected volatility	67%	67%	67%	66%
Expected dividend yield	0%	0%	0%	0%

These assumptions represent our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures. If our actual forfeiture rate is materially different from the estimate, our stock-based compensation expense could be different from what we have recorded in the current period.

Results of Operations

Except where specifically discussed, the following tables and discussion exclude information relating to, and a discussion of the impact of, our acquisitions of Vet Therapeutics and Okapi. For a discussion of the impact of those acquisitions, you should read the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.”

Comparison of the Nine Months Ended September 30, 2012 and 2013

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013
	(Dollars in thousands)
Revenue	$—	$—
Operating expenses
Research and development	5,338	7,817
General and administrative	2,186	3,911
Other income
Interest income	12	51
Interest expense	—	(182)
Other income	81	455

Revenue

We did not generate any revenue during either of the nine month periods ended September 30, 2012 or 2013.

Research and development expense

	NINE MONTHS ENDED SEPTEMBER 30,		% CHANGE
	2012	2013
	(Dollars in thousands)
Outsourced development costs
AT-001	$2,397	$2,826	17.9%
AT-002	2,251	1,569	(30.3)%
AT-003	—	528	NM
Personnel costs	496	1,570	216.5%
Other costs	194	1,324	NM

Total research and development	$5,338	$7,817	46.4%

Research and development expense increased by $2.5 million for the nine months ended September 30, 2013 as compared to the same period in 2012. This increase was primarily due to a $1.1 million increase in personnel costs as a result of increased staffing, a $1.1 million increase in other costs primarily related to three option programs to in-license new compounds, a $0.5 million increase in outsourced development costs related to commencement of development of AT-003, and a $0.5 million increase in outsourced development costs related to development of AT-001. The increase is partially offset by a decrease of $0.7 million in outsourced development costs relating to AT-002. AT-002 incurred increased clinical study costs during the period and decreased manufacturing cost as compared with the comparable period in 2012.

We expect research and development expense will increase for the foreseeable future as we continue to increase our staffing, commence pivotal field effectiveness studies and further develop our compounds, including the additional compounds we acquired from Vet Therapeutics and Okapi. At this time, due to the inherently unpredictable nature of our development, we cannot reasonably estimate or predict the nature, specific timing or estimated costs of the efforts that will be necessary to complete the development of our product candidates. We expect to fund our research and development expenses from our cash and cash equivalents, a portion of the net proceeds from our initial public offering, this offering and any future collaboration arrangements. We cannot forecast with any degree of certainty which product candidates may be subject to future collaborations or contracts, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and administrative expense

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	% CHANGE
	(Dollars in thousands)
General and administrative	$2,186	$3,911	78.9%

General and administrative expense increased by $1.7 million for the nine months ended September 30, 2013 compared to the same period in 2012. This increase was primarily due to a $0.6 million in costs associated with our commercial infrastructure and business development initiatives; a $0.4 million increase in personnel-related costs, which was the result of increased staffing, higher salaries, employee benefits, travel and supplies; $0.4 million increase in professional fees associated with the higher costs of public company requirements. We expect general and administrative expense to continue to increase as we continue to build our corporate infrastructure in the support of continued development and commercialization of AT-001, AT-002, AT-003 and AT-005, biologics and other development programs. These expected increases will be further driven by the increased personnel and facilities resulting from our acquisitions of Vet Therapeutics and Okapi.

We did not recognize in-process research and development expense during either of the nine month periods ended September 30, 2012 or 2013. We are engaged in an active in-licensing effort focused on identifying human therapeutics that we believe can be further developed and commercialized as pet therapeutics. We expect to incur additional in-process research and development expense as we identify and acquire or in-license additional product candidates.

Other income (expense)

Changes in the components of other income (expense) were as follows:

Interest expense

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	% CHANGE
	(Dollars in thousands)
Interest expense	$—	$(182)	NM

Interest expense increased by $182,000 for the nine month period ended September 30, 2013 compared to the same period in 2012. This increase was due to interest expense related to our credit facility, which was entered into during March 2013. Accretion of the debt discount and deferred financing costs totaled $21,000, which is non-cash interest included in our interest expense above.

Interest income

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	% CHANGE
	(Dollars in thousands)
Interest income	$12	$51	NM

Interest income increased by $39,000 for the nine month period ended September 30, 2013 compared to the same period in 2012 and primarily relates to interest earned related to investments in certificates of deposit.

Other income

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	% CHANGE
	(Dollars in thousands)
Other income	$81	$455	NM

Other income increased by $0.4 million during the nine months period ended September 30, 2013 compared to the same period in 2012. This activity is related primarily to a research and development voucher program grant agreement with the Kansas Bioscience Authority, which was executed in March 2012. We are eligible to receive up to $1.3 million over an estimated two year period, in the form of a quarterly reimbursement of 33% of costs incurred during that period for pre-formulation, formulation, manufacture and pivotal studies associated with the AT-001 and AT-002 programs, to the extent that such costs are incurred with specifically named Kansas companies. From inception through September 30, 2013, we have received $0.5 million under this agreement.

Comparison of the Years Ended December 31, 2011 and 2012

	YEARS ENDED DECEMBER 31,
	2011	2012
	(Dollars in thousands)
Revenue	$—	$—
Operating expenses
Research and development	2,196	7,291
General and administrative	1,274	2,987
In-process research and development	—	1,500
Other income
Interest income	6	21
Other income	—	121

Revenue

We did not generate any revenue during either of the years ended December 31, 2011 or 2012.

Research and development expense

	YEARS ENDED DECEMBER 31,		% CHANGE
	2011	2012
	(Dollars in thousands)
Outsourced development costs
AT-001	$1,613	$2,556	58.5%
AT-002	83	3,611	NM
AT-003	—	—	0.0%
Personnel costs	397	846	113.1%
Other costs	103	278	169.9%

Total research and development	$2,196	$7,291	232.0%

Research and development expenses increased by $5.1 million from 2011 to 2012. This increase was primarily due to a $0.9 million increase in outsourced costs related to formulation and dose ranging studies, as well as API formulation and formulated drug development, for our AT-001 compound, a $3.5 million increase in outsourced costs related to proof of concept and pilot pharmacokinetic prototype formulation studies in both cats and dogs for our AT-002 compound, a $0.4 million increase in personnel costs allocated to research and development activities due to increased headcount and a $0.2 million increase in other costs related to regulatory fees and external consultants. Since acquiring the worldwide exclusive rights to AT-001 and AT-002 for indications in animal health in December 2010, and through December 31, 2012, we have incurred outsourced development costs of approximately $4.2 million for AT-001 and approximately $3.7 million for AT-002. As of December 31, 2012, we had not incurred any outsourced development costs for our third program, AT-003.

General and administrative expense

	YEARS ENDED DECEMBER 31,		% CHANGE
	2011	2012
	(Dollars in thousands)
General and administrative	$1,274	$2,987	134.5%

General and administrative expense increased by $1.7 million from 2011 to 2012. This increase was primarily due to a $1.0 million increase in personnel-related costs, which was the result of higher salaries and employee benefits due to increased headcount; a $0.6 million net increase in consulting costs, which related to legal, accounting and tax services, as well as business development activities; and a $0.1 million increase in public relations, rent and other general and administrative expenses.

In-process research and development expense

	YEARS ENDED DECEMBER 31,
	2011	2012	% CHANGE
	(Dollars in thousands)
In-process research and development	$—	$1,500	NM

In-process research and development expense increased by $1.5 million from 2011 to 2012. We incurred no in-process research and development expense for 2011. We incurred in-process research and development expense of $1.5 million for 2012 related entirely to the exclusive license, development and commercialization agreement we entered into with Pacira in December 2012 for our AT-003 compound. On the date of purchase, this technology had not reached technological feasibility in animal health indications and had no alternative future use in the field of animal health. As a result, the initial license fee of $1.0 million and initial milestone payment of $0.5 million were both recorded as in-process research and development expense.

Other income (expense)

Changes in the components of other income (expense) were as follows:

Interest income

	YEARS ENDED DECEMBER 31,
	2011	2012	% CHANGE
	(Dollars in thousands)
Interest income	$6	$21	NM

Interest income increased by $15,000 from 2011 to 2012. The increase primarily related to a higher average cash balance that earned interest in 2012 compared to 2011 due to the $7.7 million in gross proceeds we received from our series B convertible preferred stock financing in February 2012.

Other income

	YEARS ENDED DECEMBER 31,
	2011	2012	% CHANGE
	(Dollars in thousands)
Other income	$—	$121	NM

Other income increased by $121,000 from 2011 to 2012. This increase was primarily due to research and development expense reimbursements received under the KBA research and development grant, which totaled $0.1 million for the year ended December 31, 2012.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations and have not generated revenue since our inception in December 2010, and as of September 30, 2013, we had a deficit accumulated during development stage of $33.6 million.

As of September 30, 2013, we had cash, cash equivalents and short-term investments of $52.3 million.

In July 2013, we completed our initial public offering in which we issued and sold 6,612,500 shares of common stock at a public offering price of $6.00 per share. We received net proceeds of approximately $34.3 million after deducting underwriting discounts and commissions of approximately $2.8 million and other offering expenses of approximately $2.6 million. Upon the closing of the initial public offering, all shares of our then-outstanding convertible preferred stock and accumulated dividends automatically converted into an aggregate of 13,351,902 shares of common stock.

On October 13, 2013, we sold 1,234,375 shares of our common stock to certain accredited investors for an aggregate of $19.75 million, or $16.00 per share.

On October 15, 2013, we acquired Vet Therapeutics for $30.0 million in cash, subject to working capital adjustments, 625,000 shares of our common stock, and a $3.0 million promissory note maturing on December 31, 2014 at an interest rate of 7% per year, subject to prepayment in the event of specified equity financings, which include this offering. We also agreed to pay up to $5.0 million in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product.

On January 6, 2013, we acquired all of the outstanding capital stock of Okapi for (i) approximately €10.3 million (equivalent to $13.9 million) in cash at the closing, subject to a post-closing working capital adjustment, (ii) a promissory note in the principal amount of €11.0 million ($14.9 million), which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment by us in the event of a specified equity financing, and (iii) up to an additional $16.3 million to be paid upon the completion of this offering. Pursuant to the terms of the Purchase Agreement, we agreed to file a registration statement with the SEC to register for resale any shares of common stock issued as described in (iii) above.

We believe that our cash and cash equivalents, along with the net proceeds received by us in this offering, will allow us to pay the additional purchase price consideration to the former stockholders of Okapi, repay the $17.9 million of promissory notes issued in connection with the acquisitions of Vet Therapeutics and Okapi, which are due upon completion of this offering, and fund our operations through at least December 31, 2015. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we may need additional capital to fund our operations, which we may obtain from public or private equity, debt financings or other sources, such as corporate collaborations and licensing arrangements.

Indebtedness

In March 2013, we entered into a loan and security agreement, or credit facility, with Square 1 Bank, as lender. The credit facility originally provided for an initial term loan of $5.0 million in principal and additional term loans not to exceed $5.0 million in principal. We borrowed $5.0 million under the credit facility. On October 11, 2013, we entered into an amendment of the credit facility, or the credit facility amendment, which, among other things, increased the amount that remains available for us to draw by an additional $5.0 million, to a total of $10.0 million. Simultaneously with the closing of the credit facility amendment on October 11, 2013, we borrowed the total $10.0 million available under the credit facility, as amended. The term loans are to be used to supplement our growth capital needs and for general corporate purposes, and all loans funded under the credit facility mature on March 4, 2016. The credit facility is secured by substantially all of our personal property other than our intellectual property. Pursuant to the terms of the credit facility amendment, upon consummation of the merger with Vet Therapeutics, Vet Therapeutics then became a co-borrower under the credit facility, as amended, and granted a security interest in substantially all of its assets to Square 1 Bank. Pursuant to the terms of the credit facility, we are not permitted to encumber, or grant a security interest in, our intellectual property. At December 31, 2013, total borrowings under the credit facility were $15.0 million. We are obligated to make only interest payments on any loans funded under the credit facility until March 4, 2014. Thereafter, we are obligated to pay 24 consecutive equal monthly installments of principal and interest through March 4, 2016. Prior to March 4, 2014, the loans under the credit facility bear interest at a variable annual rate equal to the greater of (i) the prime rate then in effect plus 2.25% or (ii) 5.50%. On or after March 4, 2014, the loans under the credit facility bear interest at a fixed annual rate equal to the greater of (i) prime rate in effect on March 4, 2014 plus 2.25% or (ii) 5.50%.

We are obligated to pay a success fee of up to $250,000 if we close a sale of substantially all of our assets or capital stock, or consummate a reorganization where our voting stockholders before such transaction hold less than 50% of our voting securities after such transaction.

The credit facility includes restrictions on, among other things, our ability to incur additional indebtedness, pay dividends in cash or make other distributions in cash, make certain investments, create liens, sell assets, make loans and make capital expenditures. The credit facility requires that, from March 4, 2013 through December 31, 2013, the cash we maintain at Square 1 Bank plus the cash available under our credit facility equals an amount that is at least four times the amount of our monthly cash burn. Under the credit facility, we are also required to maintain a liquidity ratio of at least 1.00-to-1.00 beginning January 1, 2014, provided that if we receive approval from the U.S. Food and Drug Administration or a biologic license from the U.S. Department of Agriculture for at least two of our products by January 1, 2014, the liquidity ratio that we are required to maintain will be reduced to 0.50-to-1.00. Additionally, in conjunction with the acquisition of Okapi, we agreed to hold a minimum of $15.0 million of cash in our account at Square 1 Bank. At December 31, 2013, we were in compliance with all financial covenants.

The credit facility also includes events of defaults, the occurrence and continuation of any of which provide Square 1 Bank the right to exercise remedies against us and the collateral securing the loans under the credit facility, including our cash. These events of default include, among other things, our failure to pay any amounts due under the credit facility, our insolvency, the occurrence of a material adverse effect, the occurrence of any default under certain other indebtedness and a final judgment against us in an amount greater than $350,000.

In October 2013, in connection with the acquisition of Vet Therapeutics, we issued to the former shareholders of Vet Therapeutics’ common stock, a promissory note in the principal amount of $3.0 million with a maturity date of December 31, 2014. The promissory note bears interest at a rate of 7% per annum, payable quarterly in arrears, and is subject to prepayment by us in the event of specified equity financings, which include this offering.

In January 2014, in connection with the acquisition of Okapi, we issued as partial consideration for all of the outstanding capital stock of Okapi a promissory note in the principal amount of €11.0 million ($14.9 million), which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment by us in the event of a specified future equity financing, which includes this offering.

Cash Flows

The following table shows a summary of our cash flows for the periods set forth below:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2011	2012	2012	2013
	(Dollars in thousands)
Net cash used in operating activities	$(3,141)	$(7,816)	$(4,906)	$(10,884)
Net cash (used) / provided in investing activities	$(6,549)	$(1,010)	$(7)	$375
Net cash provided by financing activities	$7,542	$16,797	$7,876	$42,705

Net cash used in operating activities

During the nine months ended September 30, 2012, net cash used in operating activities was $4.9 million. Net cash used in operating activities primarily resulted from our net loss of $7.4 million, partially offset by net cash provided from changes in operating assets and liabilities of $2.4 million. Our net loss was primarily attributed to research and development activities related to our AT-001, and AT-002 programs and our general and administrative expenses, as we had no revenue in the period. Net cash provided by changes in our operating assets and liabilities consisted primarily of increased accrued research and development expenses of $1.6 million, and an increase of $0.8 million in deferred income.

During the nine months ended September 30, 2013, net cash used in operating activities was $10.9 million. Net cash used in operating activities primarily resulted from our net loss of $11.4 million, which includes adjustments of a non-cash expense for stock based compensation of $0.4 million and working capital changes in operating assets and liabilities of $0.1 million. Our net losses were primarily attributed to research and development activities related to our AT-001, AT-002 and AT-003 programs and our general and administrative expenses, as we had no revenue in the period. Net cash provided by changes in our operating assets and liabilities consisted primarily of an increase of $0.3 million in accrued expenses, offset by uses of cash related to an increase of $0.3 million in prepaid expenses. The increase in accrued expenses primarily related to the timing of payments made for our outsourced research and development activities. The increase in prepaid expenses relate primarily to research and development agreements.

During the year ended December 31, 2011, net cash used in operating activities was $3.1 million. Net cash used in operating activities primarily resulted from our net losses of $3.5 million, partially offset by net cash provided from changes in operating assets and liabilities of $0.3 million. Our net losses were primarily attributed to research and development activities related to our AT-001 and AT-002 programs and our general and administrative expenses, as we had no revenue in the period. Net cash provided by changes in our operating assets and liabilities consisted primarily of increases in accrued expenses and other liabilities of $0.4 million and $0.1 million, respectively, partially offset by a decrease in accounts payable of $0.1 million. The increase in accrued expenses and the decrease in accounts payable primarily relate to the timing of payments made for our outsourced research and development activities.

During the year ended December 31, 2012, net cash used in operating activities was $7.8 million. Net cash used in operating activities primarily resulted from our net losses of $11.6 million, partially offset by net non-cash charges of $1.6 million and net cash provided from changes in operating assets and liabilities of $2.2 million. Our net losses are primarily attributed to research and development activities related to our AT-001, AT-002 and AT-003 programs and our general and administration expenses, as we had no revenue in the period. Our non-operating charges in the period consisted primarily of a charge of $1.5 million related to in-process research and development acquired from Pacira that had not yet achieved technological feasibility in animal health indications and did not have an alternative use, and $0.1 million of stock-based compensation expense. Net cash provided from changes in our operating assets and liabilities consisted primarily of increases of $0.8 million in deferred income, $1.0 million in accrued expenses and $0.5 million in accounts payable, partially offset by a $0.1 million decrease in other liabilities. The increase in deferred income relates to the upfront payment received from the RaQualia contract which will be recognized as income upon delivery of all the services required under the contract. The increases in accrued expenses and accounts payable primarily relate to the timing of payments made for our outsourced research and development activities.

Net cash (used) / provided in investing activities

During the nine months ended September 30, 2012, net cash used by investing activities was $7,000, which related to purchases of property and equipment and the sale and subsequent purchase of $2.9 million of marketable securities.

During the nine months ended September 30, 2013, net cash provided by investing activities was $0.1 million, which related to the sale of $3.2 million of marketable securities, offset by the purchase of $2.9 million of marketable securities. During the quarter we closed a letter of credit which was collateralized by $0.1 million.

During the year ended December 31, 2011, net cash used in investing activities was $6.5 million. Net cash used in investing activities primarily resulted from purchases of marketable securities of $6.4 million and an additional $0.1 million of cash required to collateralize our letter of credit which is classified as restricted cash.

During the year ended December 31, 2012, net cash used in investing activities was $1.0 million. Net cash used in investing activities primarily resulted from the purchase of in-process research and development from Pacira for $1.0 million. During this period, we sold and purchased $6.6 million of marketable securities, resulting in no net change in cash.

Net cash provided by financing activities

During the nine months ended September 30, 2012, net cash provided by financing activities was $7.9 million and resulted primarily from net proceeds of $7.7 million raised from the private placement of our series B convertible preferred stock.

During the nine months ended September 30, 2013, net cash provided by financing activities was $42.7 million. Net cash provided by financing activities primarily resulted from net proceeds of $36.9 million, net of commissions, raised in conjunction with our initial public offering, net proceeds of $4.9 million from our credit facility, $3.4 million raised from the private placement of our series C convertible preferred stock, and proceeds of $0.1 million received from the exercise of stock options. This was partially offset by payments of $2.6 million related to our initial public offering.

During the year ended December 31, 2011, net cash provided by financing activities was $7.5 million. Net cash provided by financing activities was a result of gross proceeds of $7.7 million raised from the private placement of series B convertible preferred stock, partially offset by issuance costs of $0.2 million.

During the year ended December 31, 2012, net cash provided by financing activities was $16.8 million. Net cash provided by financing activities primarily resulted from gross proceeds of $7.7 million raised from the private placement of our series B convertible preferred stock, partially offset by issuance costs of $0.1 million; gross proceeds of $8.7 million raised from the private placement of series C convertible preferred stock, partially offset by issuance costs of $0.1 million; proceeds received from the exercise of stock options of $0.3 million; and proceeds received from the sale of restricted stock of $0.1 million.

Future Funding Requirements

We anticipate that we will continue to incur net losses for the next several years due to expenses for our development programs, including continuing studies in both cats and dogs for our programs in the United States and Europe and the in-licensing or acquisition of additional compounds for development as pet therapeutics.

In addition, we intend to hire additional personnel to build out a commercial sales force in the United States in anticipation of CVM approval of our products.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to pay the additional purchase price consideration to the former stockholders of Okapi, repay the promissory notes issued in connection with the acquisitions of Vet Therapeutics and Okapi, which are due upon completion of this offering, and fund our operations through at least December 31, 2015. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section of this prospectus entitled “Risk Factors.”

Our future capital requirements depend on many factors, including, but not limited to:

■	the results of our target animal studies for our current and future product candidates;

■	the amount and timing of any milestone payments or royalties we must pay pursuant to our current or future license agreements or collaboration agreements;

■	the timing of, and the costs involved in, obtaining regulatory approvals for any of our current or future product candidates;

■	the upfront and other payments, and associated costs, related to our identifying, acquiring and in-licensing new product candidates;

■	the number and characteristics of the product candidates we pursue;

■	the scope, progress, results and costs of researching and developing any of our current or future product candidates and conducting target animal studies;

■	whether we acquire any other companies, assets, intellectual property or technologies in the future;

■	our ability to partner with companies with an established commercial presence in Europe to provide our products in that market;

■	the cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;

■	the cost of manufacturing our current and future product candidates and any products we successfully commercialize;

■	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

■

whether we are required to repay amounts that we received from the KBA, repurchase the shares of our capital stock owned by the KBA or repay Kansas income tax credits allocated to some of our investors (see “—Kansas Programs”);

■	the expenses needed to attract and retain skilled personnel;

■	the costs associated with being a public company; and

■	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of September 30, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	PAYMENTS DUE BY FISCAL YEAR
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
	(In thousands)
Loan payable(1)	$5,429	$1,514	$3,915	$ —	$—
Early exercise of stock-based awards(2)	153	66	83	4	—
Milestone payment(3)	500	500	—	—	—

Total(4)(5)(6)(7)(8)(9)	$6,082	$2,080	$3,998	$4	$—

(1)

Represents the contractually required principal and interest payments on our credit facility in accordance with the required payment schedule. Amounts associated with future interest payments to be made were calculated using the interest rate in effect as of September 30, 2013, which was 5.5%.

(2)	Reflects the amount recorded as a liability for the early exercise of stock options. The amount will be reclassified to equity on a ratable basis as the awards vest.
(3)

Reflects initial milestone payment to Pacira in connection with our exclusive license, development and commercialization agreement. Additional milestone payments of up to $42.0 million will become due under our agreement with Pacira as we achieve additional regulatory and commercial milestones. In addition, we will pay tiered royalties on product sales. We cannot estimate or predict when, or if, those amounts will become due.

(4)

The table above excludes milestone payments of up to $18.5 million and flat rate royalty payments that will become due in connection with our exclusive license agreement with RaQualia. The milestones payments will become due as we achieve regulatory and commercial milestones and the royalty payments will be paid upon product sales. We cannot estimate or predict when, or if, those amounts will become due.

(5)

On October 11, 2013, we entered into an amendment to the credit facility, which, among other things, increased the amount that remains available for us to draw by an additional $5.0 million, to a total of $10.0 million. Simultaneously with the closing of the credit facility amendment on October 11, 2013, we borrowed an additional $10.0 million available under the amended credit facility. Pursuant to the terms of the credit facility amendment, upon consummation of the merger with Vet Therapeutics, Vet Therapeutics became a co-borrower under the credit facility and granted a security interest in substantially all of its assets to Square 1 Bank. The table above excludes the additional borrowings under the amended credit facility. Payments of principal and interest under the amended credit facility due in less than one year and between one to three years are $4.5 million and $11.7 million, respectively. Amounts associated with future interest payments to be made were calculated using the interest rate in effect as of September 30, 2013, which was 5.5%.

(6)

The table above excludes the promissory note issued to the former holders of Vet Therapeutics’ common stock in the principal amount of $3.0 million with a maturity date of December 31, 2014. The promissory note bears interest at a rate of 7% per annum, payable quarterly in arrears, and is subject to prepayment by us in the event of a specified equity financing, which includes this offering. Payments of principal and interest due in less than one year and between one to three years are $0.2 million and $3.1 million, respectively.

(7)

The table above excludes contingent consideration payable by us in connection with the acquisition of Vet Therapeutics. Under the terms of the merger agreement, we agreed to pay up to $5.0 million in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product. The preliminary estimated fair value of this contingent consideration is $3.8 million. We cannot estimate if or when this contingent consideration will be paid.

(8)

The table above excludes the promissory note issued to the former stockholders of Okapi as partial consideration for all of the outstanding capital stock of Okapi in the principal amount of €11.0 million ($14.9 million), which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment by us in the event of a specified future equity financing, which includes this offering. Payments of principal and interest due in less than one year and between one to three years are €11.2 million and €0.2 million, respectively.

(9)

The table above excludes contingent consideration payable by us to the former stockholders of Okapi. Under the terms of the purchase agreement, we agreed to pay up to an additional $16.3 million to the former stockholders of Okapi on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, which includes this offering. The preliminary estimated fair value of this contingent consideration is $15.2 million. Payment of this contingent consideration is due in less than one year.

Kansas Programs

In private offerings we conducted in December 2010, November 2011, February 2012 and January 2013, we issued to the KBA an aggregate of 500,000 shares of our series A convertible preferred stock, 166,666 shares of our series B convertible preferred stock and 81,037 shares of our series C convertible preferred stock in exchange for aggregate proceeds of approximately $1.3 million. Further, on March 6, 2012, the KBA granted us a research and development voucher award of up to $1.3 million.

Pursuant to Kansas law, we may be required to repay any financial assistance received from the KBA, which may include an obligation to repurchase the shares of our capital stock purchased by the KBA, subject to the discretion of the KBA, if we relocate the operations in which the KBA invested outside of the State of Kansas within ten years after receiving such financial assistance. Further, pursuant to the agreement accompanying the voucher award, the KBA may terminate the agreement and require us to repay the grant if we initiate procedures to dissolve and wind up or if we cease operations within the State of Kansas within ten years following the final grant payment.

In addition, 13 individual investors or permitted entity investors who purchased shares of our series B convertible preferred stock and up to 18 individual investors or permitted entity investors who purchased shares of our series C convertible preferred stock were allocated approximately $1.5 million in the aggregate in Kansas income tax credits from the Kansas Department of Commerce in connection with their purchase of such shares in private offerings. Each individual investor or owner of a permitted entity investor is required to certify to the Kansas Department of Commerce that he, she or it is an accredited investor as defined under Regulation D of Rule 501 under the Securities Act before receiving such tax credits. None of such recipients are directors, executive officers or beneficial owners of more than 5% of our capital stock.

Pursuant to Kansas law, if within ten years after the receipt of financial assistance from the Kansas Department of Commerce, we do not satisfy at least one of these criteria (a) being a corporation domiciled in Kansas, (b) doing more than 50% of our business in Kansas and (c) doing more than 80% of our production in Kansas, then we may be required to repay such tax credits in an amount determined by the Kansas Department of Commerce. We believe that Kansas authorities have not provided guidance as to how the 50% or 80% criterion would be measured.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in the use of any off-balance sheet arrangements, such as structured finance entities, special purpose entities or variable interest entities.

Recently Issued and Adopted Accounting Pronouncements

Comprehensive Income—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income: In February 2013, the Financial Accounting Standards Board, or FASB, issued guidance requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount is required to be reclassified under U.S. GAAP. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This guidance revised the previous guidance issued in June 2011 that was deferred. This guidance was applied by us for all interim and annual periods beginning on January 1, 2013. The adoption of this guidance did not have a material impact on our financial condition, results of operations or cash flows.

Income Taxes Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists: In July 2013, the FASB issued changes to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the financial statements if a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. These changes become effective for us on January 1, 2014. We are currently assessing the impacts, if any, of this new guidance on our financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Fluctuation Risk

Our cash and cash equivalents as of September 30, 2013 consisted primarily of cash and certificates of deposit. Our primary exposure to market risk for our cash and cash equivalents is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operations.

We have borrowed $15.0 million under our credit facility. We are obligated to make only interest payments on any loans funded under the credit facility until March 4, 2014. Thereafter, we are obligated to pay 24 consecutive equal monthly installments of principal and interest through March 4, 2016. Prior to March 4, 2014, the loans under the credit facility bear interest at a variable annual rate equal to the greater of (i) the prime rate then in effect plus 2.25% or (ii) 5.50%. On or after March 4, 2014, the loans under the credit facility bear interest at a fixed annual rate equal to the greater of (i) prime rate in effect on March 4, 2014 plus 2.25% or (ii) 5.50%. Given the amounts outstanding and available under the credit facility, and the interest rate paid to date, we do not believe a 1.0% increase in the interest rate would have a material effect on our financial condition or results of operations.

We did not have any foreign currency or other derivative financial instruments as of September 30, 2013.

INDUSTRY

We operate at the intersection of the pet and animal health markets. Within this large universe, our exclusive focus is on pets’ unmet medical needs through the licensing or acquisition, development and commercialization of prescription medication for pets, or pet therapeutics, which excludes parasiticides and vaccines.

The Pet Market

According to the American Pet Products Association, or APPA, U.S. consumers spent an estimated $56 billion on their pets in 2013, up approximately 44% over 2006, representing a compound annual growth rate, or CAGR, of approximately 5.4% over that period. Cats and dogs are the most popular pet species in the United States and Europe: there are approximately 96 million cats and 83 million dogs in the United States and 90 million cats and 75 million dogs in Europe. The United States is the single largest pet market, and currently 68% of U.S. households have a pet. The pet market has grown at rates far exceeding inflation, driven by increases in average spending per pet each year since 2006. Despite the prevailing worldwide economic conditions in 2008 and 2009, the amounts spent on pets in the United States continued its established growth trajectory in each of these two years. According to the 2011-2012 APPA National Pet Owner Survey, U.S. pet owners indicated that they spent more than $1,200 and $1,500 in the aggregate in basic annual expenses across ten categories for cats and dogs, respectively. Routine veterinary and surgical veterinary visits accounted for close to half of the spending across these ten categories. The following charts depict the growth in total expenditures in the U.S. pet industry from 1994 to 2012 and the estimated growth in spending on veterinarian care in the United States from 2006 to 2012.

Total U.S. Pet Industry Expenditures (in billions)            U.S. Veterinarian Care Spending (in billions)

We believe the increased spending on pets is due in part to the changing attitude of pet owners toward their pets, specifically viewing pets as family. According to a 2011 survey by The Harris Poll of Harris Interactive, 91% of pet owners say they consider their pet to be a member of their family and 57% of pet owners say they frequently let their pet sleep in bed with them.

Market Size for Pet Therapeutics

The veterinary care segment has been among the fastest growing segments of the overall $56 billion U.S. pet market. The U.S. veterinary care segment, which resides at the intersection of the pet and animal health markets, has increased from $9.2 billion in 2006 to $13.6 billion in 2012, representing a CAGR of 6.7%. We estimate that of this $13.6 billion, approximately $6.3 billion related to consumer spending in pet medicines, which included approximately $4.7 billion for parasiticides and vaccines and approximately $1.6 billion for pet therapeutics. We derived these estimates using data from Vetnosis Limited, a research and consulting firm specializing in animal health and veterinary medicine, for sales of pet therapeutics directly to veterinarians and then adjusting the number to reflect a typical industry mark-up charged to the consumer by the veterinarian. The $1.6 billion U.S. pet therapeutics market represents less than $10 per year per pet. We believe that the pet market, driven in part by the expansion of the veterinary care segment, will continue to grow and that the introduction of novel pet therapeutics offering significant safety and efficacy benefits over existing products will result in pet therapeutics garnering a larger share of total consumer spending on pets.

Pets’ Medical Needs

Pets are considered to be members of the family, which we believe causes pet owners to demand quality medical care with increasing regularity and which we expect will result in the continued “medicalization” of the pet market.

This medicalization has already occurred in certain segments of the pet market, including diagnostics and veterinary services. For example, the companion animal group of Idexx Laboratories offers veterinarians disease management diagnostic solutions to provide veterinary care for pets. Net revenue for Idexx Laboratories’ companion animal group increased from $521 million in 2005 to $1.1 billion in 2012, representing a CAGR of 10.9%. We believe that pet owners will increasingly expect to be offered medication approved specifically for their pets when they visit a veterinarian.

Despite the relatively limited number of pet therapeutics on the market today that have been approved by the Food and Drug Administration’s Center for Veterinary Medicine, or CVM, pet owners are increasingly comfortable treating their cats and dogs with medicine. According to the APPA, approximately 78% of U.S. dog owners treated their dogs with medications in 2010 as compared to 50% in 1998, and approximately 47% of U.S. cat owners treated their cats with medications in 2010 as compared to 31% in 1998. Most of these medications are parasiticides, and many of the medicines being offered to address other needs are off-label human medicines. However, the biological differences between humans and other species mean that drugs that are deemed safe and effective in humans may be harmful or ineffective if used in other species. Furthermore, certain approved pet therapeutics, such as the non-steroidal anti-inflammatory drug, or NSAID, class of products, have known and potentially serious side effects that limit their use and may require monitoring. We believe that medicines specifically developed for pets can improve the quality and extend the life of pets and help veterinarians achieve better medical outcomes. Advances in human medicines have created new therapeutics for managing chronic diseases associated with aging, such as osteoarthritis, cancer, diabetes and cardiovascular diseases. However, these advances have not yet been translated into innovative therapies for pets, notwithstanding the fact that pets are living longer and manifesting many of these same diseases of aging. In addition, pet therapeutics can increase convenience and compliance for pet owners by introducing medicines with simplified and more palatable dosage forms. Furthermore, we believe that as pet owners become more aware of the signs and symptoms of disease, especially if safe and effective therapies are available, pets will be diagnosed more frequently.

There have been relatively few approvals granted by the CVM and the European Medicines Agency, or EMA, in recent years despite a generally faster, less expensive and more predictable regulatory approval process for pet therapeutics than human therapeutics. From 2011 to 2013 the FDA’s Center for Veterinary Medicine approved 29 new drugs in animal health of which 16 were for dogs and/or cats, but only 4 were new chemical entity pet therapeutics. Research has focused on production animal medications, new formulations of existing products and new parasiticides for dogs and cats. We believe that the pet market, driven in part by expansion of the veterinary care segment, will continue to grow and that the introduction of novel pet therapeutics offering significant safety and efficacy benefits over existing products will result in pet therapeutics garnering a larger share of total consumer spending on pets.

Similarities and Differences: Pet Therapeutics and Human Therapeutics

The business of developing and commercializing therapeutics for pets shares a number of characteristics with the business of developing and commercializing therapeutics for humans. These similarities include products that must be proven safe and effective in clinical trials to be approved by regulators, a reliance on new product development through research and development, complex and regulated product manufacturing and products that are marketed based on labeled claims regarding impacts on health. However, there are also significant differences between the pet therapeutics and human therapeutics businesses, including:

Faster, less expensive and more predictable development

Similar to the process for approval of human therapeutics, regulatory agencies worldwide require, prior to regulatory approval, that a product to be used for pets is demonstrated to:

■	be safe for the intended use in the intended species;

■	have substantial evidence of effectiveness for the intended use;

■	have a defined manufacturing process that ensures that the product can be made with high quality consistency; and

■	be safe for humans handling the product and for the environment.

However, development of pet therapeutics is generally faster and less expensive than for human therapeutics because it requires fewer clinical studies, involves fewer subjects and is conducted directly in the target species. Because there is no need to bridge from pre-clinical investigations in one species to the final target species, decisions on the potential efficacy and safety of products often can be made more quickly, and the likelihood of success often can be established earlier. In addition, in the United States, the processes of the CVM differ from the FDA processes for human drug development; the CVM encourages sponsors to contact the agency early in the development program and engage in an active dialogue with the CVM throughout the approval process. The ability to leverage both the prior discoveries and results from pre-clinical and clinical testing of products from human biopharmaceutical companies, coupled with the interactive nature of the CVM review process, yields faster, less expensive and more predictable development processes. This contributes to the enhanced process and greater capital and time efficiency of pet when compared to human drug development. For example, Tufts Center for the Study of Drug Development estimates that the cost of developing a new human drug is approximately $1.3 billion and takes about ten years to move from the lab to patients. In contrast, based on our internal evaluation of the development and regulatory approval process, we estimate that developing a pet therapeutic for FDA approval costs approximately $10 million and takes about five years to accomplish. Review and approval of biologics to a conditional and full license is done by the USDA CVB with similar cost and time requirements.

Role and economics of veterinary practices

In addition to the primary goal of improving the health of pets, veterinary practices can generate additional value and revenue growth by prescribing pet therapeutics. Unlike in the human pharmaceutical market, veterinarians often serve the dual role of doctor and pharmacist as pet owners typically purchase medicines directly from veterinarians. As a result, the sale of pet therapeutics directly to pet owners is a meaningful contributor to veterinary practice economics. The frequency of veterinary office visits and veterinarians’ direct dispensing of therapeutics has declined due to the shift of many of the largest selling parasiticides to over-the-counter and alternative channel distribution, including big box retailers and 1-800-PetMeds. As a result, veterinarians are seeking new ways to augment their practice income by providing differentiated care and products.

According to industry sources, approximately one-third of companion animal practice revenue comes from prescription drug sales, parasiticides, vaccines and non-prescription medicines. According to DVM Newsmagazine’s State of the Profession Report, in 2012, pharmaceutical sales, excluding vaccines and parasiticides, comprised only 9% of an average veterinarian practice’s revenue. We believe that this revenue stream could be increased significantly with the introduction of novel therapeutics that have been specifically developed for pets.

As illustrated in the chart below, diagnostics, surgery and noninvasive procedures are also important components in the veterinarian practice revenue mix, and we believe that these segments will grow alongside pet therapeutics with the continued medicalization of the pet market. We believe that over the next several years, the veterinarian’s revenue from the vaccine, flea-tick and heartworm segments will decrease and that veterinarians will need to replace this revenue to maintain the overall financial viability of their practices. Pet owners’ willingness to spend on their pets’ medical needs has increased and we believe it will continue to increase. Each year since 1997, the DVM Newsmagazine State of the Profession survey has asked veterinarians to estimate the total dollar amount at which most of their clients would refuse or stop treatment for their pets: in 1997 it was $576, in 2003 it was $961, and in 2012 it was $1,704. Given our estimates that on average pet owners are spending $10 per year on pet therapeutics, we believe that if safe and effective pet therapeutics products are available, veterinarians will prescribe them and pet owners will buy them. Based on our review of industry sources, the following chart depicts the average percentage of practice revenue that veterinarians received for various services and medicines in 2012.

Average Veterinary Practice Revenue Mix 2012

Partnership relationships with, and better access to, veterinarian decision-makers

The pet therapeutics industry typically uses a combination of sales representatives to inform veterinarians about the attributes of products, and technical and veterinary operations specialists to provide advice regarding local, regional and worldwide trends. In many cases, a pet therapeutics sales representative is viewed by the veterinarian as both an educator and a business partner. These direct relationships allow pet therapeutics sales representatives to understand the needs of the veterinarians and ultimately pet owners and develop products to better meet those needs. Additionally, sales representatives focus on partnering with veterinarians to educate and support them on topics such as disease awareness and treatment options. As a result of these relationships, sales and consulting visits are typically longer and more meaningful, and sales representatives have better access to veterinarian decision makers as compared to human health. These direct sales relationships are supplemented by use of third-party distributors to reach a broader audience of veterinarians.

Primarily private-pay nature of veterinary market

Pet owners generally pay for pet healthcare, including pet therapeutics, out-of-pocket. Third-party insurance covers less than 5% of U.S. pet owners. Pet owners make decisions primarily on the advice of their veterinarian, without the influence of insurance companies or government payers that are often involved in product and pricing decisions in human healthcare. We believe the lack of pricing intervention of third-party payors in veterinary medicine results in less pricing pressure than in human health. Furthermore, this enables pet therapeutics companies to directly market to pet owners to encourage them to consult with their veterinarians.

BUSINESS

Overview

We are a pet therapeutics company focused on the licensing or acquisition, development and commercialization of innovative biopharmaceutical products for cats, dogs and other companion animals. We operate at the intersection of the more than $50 billion annual U.S. pet market and the more than $20 billion annual worldwide animal health market. Our current product portfolio includes over 15 product candidates consisting of small molecule pharmaceuticals and large molecule biologics that target large opportunities in serious medical conditions in pets. Our most advanced products, AT-004 and AT-005, are monoclonal antibodies for treating lymphoma in dogs. AT-004, which treats B-cell lymphoma, received a conditional license from the U.S. Department of Agriculture, or USDA, and is currently marketed by Novartis Animal Health Inc., or Novartis Animal Health. AT-005, which treats T-cell lymphoma received a conditional license from the USDA in January 2014, and we expect to commence marketing the product later this year. Our other lead products include small molecules directed at treating osteoarthritis pain and inflammation, loss of appetite and post-operative pain in dogs and cats. Our product candidates are designed to enable veterinarians and pet owners to manage pets’ medical needs safely and effectively, potentially resulting in longer and improved quality of life for pets.

Since our initial public offering in June 2013, we have focused on executing our clinical development plan and continuing to expand our product pipeline and further augment our development capabilities. Recently, we acquired Vet Therapeutics, Inc., which provided us with a proprietary antibody-based biologics platform focused on the treatment of lymphoma, and Okapi Sciences N.V., which provided us with a pipeline of antiviral drugs, including product candidates focused on the treatment of herpes and immunodeficiency in cats. As part of these acquisitions, we also obtained two facilities that we are using to develop additional species-specific monoclonal antibodies, antivirals and other small molecules for use as pet therapeutics. In addition, we now have a commercial product and an additional product candidate that we expect to commercialize in 2014, we have more than doubled the size of our product pipeline since June 2013, and we have significantly increased our technology and development infrastructure. We are focused on advancing our product candidates to regulatory approval and believe that we have significantly accelerated our pathway toward becoming a commercial stage company.

We believe that the role of pets in the family has significantly evolved over the last two decades. Many pet owners consider pets important members of their families, and they have been increasingly willing to spend money to maintain the health of their pets. Consequently, pets are living longer and, as they do, are exhibiting many of the same signs and symptoms of disease as humans, such as arthritis, cancer, obesity, diabetes and heart disease. Today veterinarians have comparatively few drugs at their disposal that have been specifically approved for use in pets. As a result, veterinarians often must resort to using products approved for use in humans, but not approved, or even formally studied, in pets, relying on key opinion leaders and literature, rather than regulatory review and approval.

We believe that pets deserve therapeutics that have been specifically studied and approved by regulatory authorities for each species, and that veterinarians and pet owners will increasingly demand that therapeutics are demonstrated to be safe and effective in pets before using them. We also believe there is an opportunity to leverage the investment in the human biopharmaceutical industry to bring therapeutics to pets in a capital and time-efficient manner. For example, advances in human medicines have created new therapeutics for managing chronic diseases associated with aging, such as cancer, osteoarthritis, diabetes and cardiovascular diseases. However, these advances have not yet been translated into innovative therapies for pets, notwithstanding the fact that pets are living longer and manifesting many of these same diseases of aging. Moreover, while developing and commercializing therapeutics for humans and pets share a number of characteristics, there are also significant differences that we believe facilitate the development of pet therapeutics and make the market attractive. These differences include the role and economics of veterinary practices and the private pay nature of the veterinary market. Additionally, because the development of pet therapeutics requires fewer clinical studies, involves fewer subjects and trials are conducted directly in the target species, the development of drugs for pets is generally faster, less expensive and more predictable than for human therapeutics.

We have assembled a portfolio of more than 15 product candidates that are in various stages of development in either cats or dogs, and frequently in both. Our AT-004 monoclonal antibody product for B-cell lymphoma in dogs has received a conditional license from the USDA, the regulatory agency that oversees biologics in animals, and this product is currently being commercialized in the United States and Canada by Novartis Animal Health. Our AT-005 monoclonal antibody product for T-cell lymphoma in dogs has received a conditional license from the USDA and we expect to begin marketing the product later this year. The following table identifies the primary molecules in our current product portfolio:

COMPOUND	SPECIES	INDICATION	DEVELOPMENT STATUS	EXPECTED NEXT STEP
AT-001	Dog	Pain and inflammation associated with osteoarthritis	Dose selected	■ Initiate pivotal field effectiveness study in first quarter of 2014 ■ Expect U.S. marketing approval in 2016

	Cat	Pain and inflammation associated with osteoarthritis	Pilot studies	■ Dose confirmation study

AT-002	Dog	Stimulation of appetite	Pivotal field effectiveness study	■ Submission for approval ■ Expect U.S. marketing approval in 2016

	Cat	Stimulation of appetite	Pilot studies	■ Dose confirmation study

AT-003	Dog	Post-operative pain management	Proof of concept study	■ Dose confirmation study ■ Initiate pivotal field effectiveness study in second quarter 2014 ■ Expect U.S. marketing approval in 2016

	Cat	Post-operative pain management	Proof of concept study	■ Dose confirmation study

AT-004	Dog	B-cell lymphoma	Submitted pivotal field effectiveness study	■ Currently sold by Novartis Animal Health ■ Full license expected in 2015

AT-005	Dog	T-cell lymphoma	Completing pivotal field effectiveness study	■ Conditional license received in 2014 ■ Full license expected in 2015

AT-006	Cat	Ocular herpes infection	Pivotal field study in Europe	■ File for EU review in 2014 ■ Expect U.S. marketing approval in 2017 or 2018
AT-007	Cat	Feline immunodeficiency virus infection	Pilot study in Europe	■ Initiate field effectiveness study in 2015 ■ Expect U.S. marketing approval in 2017 or 2018

AT-008	Dog	Lymphoma	Pivotal field effectiveness study	■ Pivotal field effectiveness in the EU in 2014

AT-009	Dog	Mast cell tumor	Lead selection	■ Pilot studies

AT-010	Dog	Atopic dermatitis	Lead selection	■ Pilot studies

AT-011	Dog	Parvovirus infections	Lead selection	■ Proof of concept study

AT-012	Cat	Calicivirus infections	Lead selection	■ Proof of concept study

In addition to the above-listed product candidates, we are evaluating additional molecules for applications in other diseases including lymphoma in cats, seizures in dogs, atopic dermatitis in dogs and other cancers in cats and dogs, and we are generating new product concepts internally with our recently acquired antibody research site in Del Mar, California and our antiviral research site in Leuven, Belgium. Furthermore, we have options with two parties for two additional molecules that we are considering licensing for further development. We aim to submit drug applications for U.S. approval for the majority of our existing product candidates and to make similar regulatory filings for European approval. Furthermore, where appropriate, we attempt to develop and submit regulatory filings for therapeutic indications in both cats and dogs, which will be separate products and require separate approval.

Our strategy is to in-license proprietary compounds from human biopharmaceutical companies or leverage existing insights in human biology applicable in pets and to develop therapeutics specifically for use in pets. To date, we have in-licensed and are further developing pharmaceutical compounds from Pacira Pharmaceuticals, Inc., RaQualia Pharma, Inc. and others, and we have acquired Vet Therapeutics and Okapi.

We expect to use the time preceding the full commercialization of our product candidates to build veterinarian and pet owner awareness of our company and our products. We believe that our product candidates, if approved, will enable veterinarians to deliver a higher level of medical care to pets while providing an important revenue stream to the veterinarians’ practices.

Business Strategy

Our goal is to become a leading provider of therapeutics developed and approved specifically for the treatment of unmet medical needs in pets. We are a pet-focused company and we intend to help shape and define the pet therapeutics market. We plan to accomplish this by:

■

Advancing our existing compounds to regulatory approval. We have assembled a pipeline of more than 15 product candidates, including small molecules and biologics. These product candidates are in various stages of development for the treatment of cats or dogs, or both. Our target indications include pain and inflammation associated with osteoarthritis, inappetence, post-operative pain, lymphoma, ocular herpes and immunodeficiencies. We plan to submit new animal drug applications, or NADAs, to the CVM for several of these product candidates in 2016 and 2017 and to make similar regulatory filings in the EMA in 2017 and 2018.

■

Leveraging our management team’s established experience in the human biopharmaceutical and animal health industries. In order to successfully execute our plan, we have assembled an experienced management team consisting of veterinarians, physicians, scientists and other professionals that apply the core principles of drug development to the medical needs of pets. The members of our senior management team combined have over 100 years of experience in the animal health and human biopharmaceutical industries, as well as a strong track record of successfully developing and commercializing therapeutics for pets. Our Chief Scientific Officer and our Head of Drug Evaluation and Development have each been actively involved in the development and approval of over 20 animal health products. Our Chief Commercial Officer has been responsible for guiding the launch of 22 animal health products, including three of the most significant brands in companion animal health.

■

Using a direct sales organization and distributors to commercialize our products in the United States and Europe. If approved for commercialization, we intend to employ a direct sales organization, complemented by strategic distributor relationships intended to extend our commercial reach, to market our products in the United States. Our direct sales organization and distributors will sell products directly to veterinarians, who in turn typically sell pet therapeutics products to pet owners at a mark-up. In light of the veterinarian’s goal of improving the health of pets and the ability to generate revenue from the sale of therapeutic products, we believe veterinarians are motivated to prescribe innovative therapeutics that are safe, effective and supported by reliable clinical data and regulatory approval. Based on our conditional license for AT-005, we expect to initiate a limited commercial effort in 2014 that we will expand if we obtain a full license for AT-005 and approvals for AT-001, AT-002 and AT-003, which we expect in 2016.

■

Engaging active partners to build a commercial presence. We have in-licensed the rights in Europe for the use of our compounds in animal health, and we intend to seek regulatory approval for our pet therapeutics in Europe. We plan to identify companies with an established commercial presence in Europe that are looking for additional products and to partner with those companies to provide our products in that market. We believe there are several animal health companies which, despite their focus on the development of parasiticides and life-cycle management of their product lines, desire innovative pet therapeutics. We expect these companies will be interested in partnering with us to provide EMA-approved best-in-class or first-in-class therapeutic products. Outside of the United States and Europe we own rights to use our compounds in other significant territories, and we plan to seek partners that can assist us with both development and commercialization of our products in those territories.

■

Continuing to expand our product pipeline by in-licensing additional compounds. We believe the pet therapeutics market is significantly underserved and have identified for further pursuit more than 20 therapeutic areas that overlap with areas of human biopharmaceutical development. We seek to identify compounds that have demonstrated safety and effectiveness in at least two species and are in, or have completed, Phase I or Phase II clinical trials in humans. We are looking for compounds with well-developed API process chemistry. Once identified, we seek to obtain exclusive, worldwide rights to these compounds in the animal health field. Each of our current compounds is covered by patents and other intellectual property that provide for a multi-year period of market exclusivity. Additionally, we intend to seek opportunities to partner with companies where we can provide commercialization for their approved, or close to approved, pet therapeutic products.

Development Programs

Overview

AT-001 (grapiprant) is a selective prostaglandin E receptor 4, or EP4, antagonist that we in-licensed from RaQualia, a spin-out from Pfizer Inc. AT-001 was originally discovered by Pfizer and achieved proof of concept for treatment of osteoarthritis pain in two Phase II clinical trials in humans. RaQualia has announced the results of a Phase IIa clinical trial confirming that the AT-001 compound, which they refer to as RQ-7, has an equivalent effect on pain as non-steroidal anti-inflammatory drugs, or NSAIDs, and has shown through endoscopic exams that it is safer for the gastrointestinal tract than a NSAID.

The multicenter, randomized, double-blind, active- and placebo-controlled seven-day endoscopic GI safety study, which administered AT-001 at 75 mg twice daily (BID) and naproxen, a positive control NSAID, at 500 mg BID, over a seven-day period, resulted in statistically significant differences in the incidence of gastroduodenal erosions with no ulcers. The study was conducted in two cohorts, with patients randomized to receive either AT-001, Naproxen or a placebo. The study evaluated, for each treatment group, the incidence of six or more erosions with no gastroduodenal ulcers and the incidence of ulcers at the end of the seven-day period. Differences with a p-value of less than 0.05 were determined to be statistically significant. P-values are an indication of statistical significance reflecting the probability of an observation occurring due to chance alone. A p-value of less than 0.05 means that the probability of the event measured occurring by chance is less than one in 20. The incidence of erosions without ulcers in cohorts 1 and 2 was 14% and 25%, respectively, for Naproxen compared to zero and 8%, respectively, for AT-001. In each cohort, the difference between Naproxen and AT-001 had a p-value of less than 0.05, demonstrating statistical significance. The incidence of ulcers in cohorts 1 and 2 was 5% and 18%, respectively, for Naproxen compared to 2% and 5%, respectively, for AT-001. The difference between Naproxen and AT-001 in cohort 2 had a p-value of less than 0.05, demonstrating statistical significance. However, the difference between Naproxen and AT-001 in cohort 1 had a p-value greater than 0.05 and was not statistically significant. We did not analyze results at any other endpoints in the study and, therefore, have no other data where the difference between Naproxen and AT-001 was not statistically significant.

Medical need

Osteoarthritis is the most common inflammatory joint disease in pets. The prevalence of osteoarthritis increases with age, usually occurring in cats and dogs aged nine years or older, but it can occur even in young animals. According to industry sources, the number of pets diagnosed with arthritis has significantly increased over the past five years and an estimated 13% of all geriatric dogs, and 22% of geriatric large and giant breed dogs, are diagnosed with arthritis. We believe many dogs with arthritis remain undiagnosed and the incidence is 20% in dogs and 23% in cats. Osteoarthritis is a progressive disease that can first manifest itself with periodic signs of stiffness or lameness and can progress to where the pet is experiencing constant joint pain and stiffness. Affected cats and dogs may show signs of irritability and reclusiveness.

Osteoarthritis is diagnosed in animals by the veterinarian using clinical signs and radiographs. The disease is incurable, but treatment can improve the cat’s or dog’s quality of life. Treatment includes a combination of rest, avoidance of overexertion, reduction in weight, proper exercise and a regimen of pain and anti-inflammatory drugs. In some cases, surgery to relieve the pain or correct deformities or instability might also be employed.

Currently available treatments and their limitations

Analgesic and anti-inflammatory drugs are often necessary to control pain in cats and dogs with osteoarthritis. The currently approved products for control of the pain and inflammation associated with osteoarthritis in dogs are NSAIDs from the class of cyclooxygenase, or COX, inhibitors, or Coxibs. The arachidonic acid pathway constitutes the main mechanism for the production of pain and inflammation in osteoarthritis. This pathway also controls other important body functions such as kidney regulation, gastrointestinal mucosal protection, thrombosis and blood flow through the enzymatic synthesis of mediators in multiple steps along the pathway. Three COX isoenzymes have been identified—COX-1, COX-2 and COX-3. COX-2 initiates the biosynthesis of prostaglandin-I 2, or PGI 2, and prostaglandin-E 2 , or PGE 2 . PGI 2 affects gastrointestinal mucosa, kidney function and blood flow. PGE 2 also affects gastrointestinal mucosa and is a key mediator of pain and inflammation. The inhibition of COX enzymes to provide relief from pain and inflammation is the mode of action of NSAIDs.

The first product approved for the control of pain and inflammation associated with dog osteoarthritis was Rimadyl (carprofen). The introduction of this product created a product category around a previously unmet medical need and fundamentally changed the management of chronic pain in dogs. Rimadyl is a moderately selective inhibitor of COX-2 and has demonstrated selective inhibition of COX-2 versus COX-1 in dogs. While side effects in most dogs are generally mild and typical of the NSAID class, some dogs have an idiosyncratic sensitivity that results in hepatic and/or gastrointestinal toxicity and, in extreme cases, death. As a result, NSAID label language contains bolded warnings and specifies that baseline blood tests should be conducted, and pets should be periodically monitored using blood tests to check for any toxic effects. Additionally, cats appear to metabolize NSAIDs differently than dogs, resulting in more severe side effects. Rimadyl is not approved for use in cats and no other Coxibs are approved in the United States for more than three days of use in cats.

Market opportunity

According to the April 2012 Brakke Consulting Pain Management Products Survey, the U.S. cat and dog analgesic market was approximately $260 million in 2011 and consisted mostly of NSAIDs with sales of approximately $220 million. According to a survey of 233 veterinarians conducted by Brakke Consulting in March 2012, veterinarians recommended NSAID therapy for 82% of the dogs they treated with osteoarthritis, and they believe approximately 60% receive treatment. The Market Dynamic Inc. sales audit data shows that over 4 million dogs per year are receiving an average of 20 days of treatment with NSAID therapy. The NSAID segment is one of the fastest growing categories in pet therapeutics over the last fifteen years; it continued to expand with four additional NSAID Coxib approvals and the approval of the first of five generic carprofen products starting in 2005. Rimadyl remains the leading prescription treatment with 2011 U.S. sales of $90 million and 40% market share. According to Brakke, sales of generic carprofen were $20 million, or 9% market share, in 2011, up 25% from 2010.

Given the associated side effects and required monitoring with blood tests that are associated with NSAID therapy, there is a population of dogs that remains untreated or cannot be treated chronically. Additionally, while up to 30%

of cats over the age of eight have osteoarthritis, the currently available products in the United States cannot be used to treat cats for chronic pain associated with osteoarthritis. We believe there is a significant market opportunity for a therapeutic product that can manage the pain and inflammation associated with osteoarthritis in pets with an improved safety profile and that does not require regular blood monitoring.

Our Solution—AT-001

Unlike Coxib NSAIDs, AT-001 is a selective EP4 receptor antagonist. EP4 is one of four G-protein coupled PGE 2 receptors (EP1, EP2, EP3 and EP4) located on the membrane of various cells in the mammalian body. The EP4 receptor predominantly mediates PGE 2-elicited pain. The specific effects of the binding of PGE 2 to the EP4 receptor include vasodilation, increased permeability, angiogenesis and production of pro-inflammatory mediators. The EP4 receptor mediates PGE 2-elicited sensitization of sensory neurons, and studies published in the Journal of Pharmacology and Experimental Therapeutics and in the British Journal of Pharmacology have demonstrated that EP4 is a major receptor in mediating pain associated with both rheumatoid arthritis and osteoarthritis and inflammation. EP4 knockout mice, which are mice that have been genetically manipulated not to express the EP4 receptor, but not EP1, EP2 or EP3 receptor knockout mice, have exhibited decreased inflammation and decreased incidence and severity of disease in experimental models of arthritis. A selective EP4 receptor antagonist does not interfere with EP1, EP2 or EP3 receptor-mediated signaling, and does not affect prostaglandin biosynthesis, which is important for the maintenance of the gastrointestinal, renal and platelet function. Unlike Coxib NSAIDs, an EP4 receptor antagonist does not change prostanoid homeostasis. Treatment with Coxib-type drugs can result in PGI/TXA2 imbalance which is postulated as the cause of the cardiovascular side-effects of this drug class.

AT-001 binds selectively to the EP4 receptor with high affinity thus blocking it from PGE 2-mediated pain and inflammation. The human, rat, dog and cat EP4 receptor genes were cloned and showed similar binding affinity with AT-001. In receptor binding studies, the inhibitor constants, or Ki value, of AT-001 for human, rat and dog receptors were determined indicating that AT-001 binds to the receptor with high affinity. Ki value reflects the concentration of inhibitor that is required to decrease the maximal rate of the reaction to half of the uninhibited value.

AT-001 has achieved proof of concept in two Phase II clinical trials performed by RaQualia in humans with osteoarthritis knee pain. The trials included patients who received AT-001, Naproxen, which is an NSAID, or placebo. More than 500 human patients were dosed with our compound. The compound was well-tolerated and demonstrated statistically significant reduction in pain scores as compared to placebo. Based on the results generated with our compound by RaQualia in humans, we believe that selective antagonism of the EP4 receptor should have fewer drug side effects and similar efficacy as compared to Coxib NSAIDs in cats and dogs.

AT-001 in dogs

Safety. In the toxicology program that was conducted by RaQualia to support human drug development, a series of studies investigated the effects of oral administration of AT-001 to male and female laboratory dogs. We use the results from a nine-month GLP toxicology study of oral AT-001 given daily to demonstrate target animal safety in dogs. The nine-month GLP toxicology study was undertaken to evaluate the potential toxicity and systemic exposure of AT-001 when administered orally, once daily, for nine consecutive months to dogs and to assess the reversibility of any toxic changes. In the study, AT-001 was administered orally once daily at doses from 0 to 50 mg/kg. A total of 36 dogs were evaluated in four dose groups, with each dose group consisting of four male and four female dogs. Four additional dogs, two male and two female, were evaluated in the 50 mg/kg dose group for recovery purposes. Clinical signs and food consumption were assessed daily. Body weight was recorded weekly. Ophthalmologic examinations, electrocardiograms, hematology, serum chemistry and urinalyses were monitored periodically. In the high dose group only, serum drug concentrations of AT-001 were measured at several time points after dosing on day 1 and on a single day in week 38. At the end of the dosing or recovery period, dogs were necropsied and further examined.

The study demonstrated no drug-related effects on body weight, food consumption, ophthalmology, electrocardiograms, hematology, coagulation, organ weights and gross pathological findings during the nine-month dosing period. Gastrointestinal effects such as loose or mucous stool, which sometimes included slight bloody or red material, were observed in all dose groups including the control, though the incidence was higher in some animals of the drug groups compared with that in the control group. A significant decrease in mean serum albumin was observed at weeks 26 and 39 in the highest dose group (50 mg/kg). The serum parameter changes were recovered at the end of the recovery period. There were no noteworthy findings during or at the end of the four-week recovery period.

The study was re-evaluated according to target animal safety study guidelines and submitted to the CVM for review. The study was found to be acceptable to support approval. In addition to the results from the nine-month study, our data safety package will also include safety information collected from the pivotal field effectiveness study and pharmacokinetic study that bridges from the formulation used in the toxicity study to the final commercial tablet formulation. The protocol of the pharmacokinetic bridging study was submitted to the CVM for review and we received a concurrence letter. We believe this data package will be acceptable to the CVM to complete the target animal safety section of the NADA for AT-001.

Effectiveness. We performed initial proof of concept studies in laboratory dogs with artificially-induced osteoarthritis. We believe these studies signaled that the compound is effective, though the variability and the small group sizes limited the power of the results. Consequently, we have completed another study to confirm efficacy and select a dose. This study was a multi-site, randomized, blinded field study in client-owned pets with osteoarthritis. The study enrolled over 350 dogs across four treatment arms including three different AT-001 treatment regimens and a placebo. Effectiveness in the study was determined by using a validated pain scoring system referred to as the Canine Brief Pain Inventory, or CBPI. The CBPI consists of ten questions administered to dog owners to evaluate the severity of their dog’s pain and how much the pain interferes with the normal behavior of the dog. For each question, scores can range from zero to ten, with ten being the most severe. The CVM reviewed the study protocol and concurred with the design. We launched the study in February 2013 and the in-life phase was completed in late 2013. We have selected a once-daily dose of AT-001 for further study. The clinical success rates at day 28 were 61.6% for the selected dose regimen vs. 42.2% for the placebo group, when compared in a two-group parallel design, which represents a statistically significant difference (p<0.05). Adverse reactions at the selected dose were comparable to the placebo. We have discussed with the CVM the results of this study and have agreed to complete a pivotal field effectiveness study at our selected dose, compared to placebo, using the same study design of the dose selection study.

Chemistry, Manufacturing and Controls, or CMC. We have engaged a contract manufacturer for the API process development and a specialized animal health contract manufacturer as the contract laboratory to make the formulated product. Both API and formulated product are manufactured according to current Good Manufacturing Practices, or cGMP, standards. We have developed the process according to standards from the International Conference on Harmonization, or ICH, that can be used to supply both human and veterinary development and commercialization. We have selected a final formulation of AT-001, and produced clinical trial material. We met with the CVM to discuss the data requirements to achieve approval of the formulated product. The API contract manufacturer has developed the chemical synthesis and process to a multi-kilogram batch size and is continuing to refine the process. Three API GMP batches have been put on VICH stability testing.

Development Plan. Our plan is to complete the effectiveness technical section by submitting a pivotal field effectiveness study. Concurrently, we continue to develop and refine our CMC data package. We plan to have the three major technical sections of the NADA for AT-001 complete by the end of 2015 and, assuming we achieve that goal and our submission is acceptable, we would expect NADA approval in 2016.

Our European regulatory strategy tracks that of the United States. We believe that data provided for our NADA filing in the United States should largely satisfy the European requirements. We started addressing any potential gaps to cover human safety risk assessment, dose determination and expert opinion reports. We believe we could obtain European approval in 2017.

AT-001 in cats

Safety. We have conducted a number of laboratory probe studies to test the safety of AT-001 in cats. A 28-day safety study in 24 normal, healthy cats suggests that AT-001 is well tolerated at levels representing multiples of the potential therapeutic dose for up to 28 days. We also evaluated the safety of AT-001 in cats in post-operative settings. Under these conditions, we observed a dose-dependent increase of blood parameters related to liver metabolism, which is a signal of potential liver toxicity. Study results demonstrate a trend that this observation is a combined effect of the medication used to produce general anesthesia and high AT-001 dosages. While we cannot rely on any of these initial studies as pivotal safety studies, consistent with FDA requirements, we will include the results of these studies in our NADA as additional information.

Effectiveness. We performed initial proof of concept studies in a surgical pain model in laboratory cats. While a clear effectiveness signal in cats was observed, the relatively high dosages needed to cover such an acute pain setting, potentially in combination with the effects of general anesthesia medication led to an increase of blood parameters related to liver metabolism. Hence an adequate therapeutic window could not be established in the acute surgical pain model. However, based on the clear efficacy signal we decided to pursue a chronic pain indication for cats where the clinical dose and different clinical setting may indeed result in an acceptable therapeutic window. We believe that AT-001 will be effective at a lower dose in the chronic setting where we can avoid the interaction with anesthesia agents. Because no therapies are currently approved in the United States for chronic use in cats, the need is high and the rational is strong for continuing to define the therapeutic window. Hence, we will proceed in developing AT-001 for osteoarthritis (or synonymously degenerative joint disease) pain in cats.

Development plan. We will initiate proof of concept studies in client-owned cats with osteoarthritis to develop a study design, establish a dose regimen, and test various endpoints to be used in a pivotal field effectiveness study. We have engaged with clinical experts in this field to develop pilot study designs. Next steps include outlining a development plan, including possible label claims for cats, and a meeting with the CVM to review this plan. We expect that the CMC process for AT-001 for cats will be similar to that for AT-001 for dogs.

Overview

AT-002 (capromorelin) is a potent and selective ghrelin agonist, which causes appetite stimulation and growth hormone secretion. AT-002 was originally discovered by Pfizer and achieved proof of concept in Phase II clinical trials in humans. We in-licensed AT-002 from RaQualia, which is investigating the use of AT-002 in human medicine. We are developing AT-002 for the stimulation of appetite in cats and dogs. AT-002 is in the dose characterization and confirmation phase.

Medical need and market opportunity

The control of hunger and satiety involves a complex system in mammals. In many acute and chronic disease states, as well as with aging, lack of appetite is a problem and can fuel a downward spiral. Malnutrition and decreased muscle mass can result from inadequate food intake regardless of the underlying condition. In humans, doctors can rationalize with the patients the importance of maintaining nutrition despite the lack of natural appetite and there are medical therapeutics approved in humans to treat inappetence. Veterinarians and pet owners cannot successfully rationalize with pets about the importance of maintaining nutrition and there are no approved medical therapeutics to treat inappetence in pets. This can be a frustrating clinical situation for the veterinarian and pet owner and often contributes to the decision to euthanize a pet.

Fear, pain, stress, trauma, organic disease, dental disease, oral fractures and cancer are all possible causes of inappetence in pets. For example, in pets undergoing cancer treatment, the cancer therapy is commonly stopped when the pet loses appetite and body weight. According to the 2009 Cancer in Dogs and Cats report from Brakke Consulting, 2.1% of dogs in the United States will be diagnosed with cancer annually with 61% of diagnosed dogs receiving some form of treatment. Chemotherapy is the most common form of treatment and is used in 58% of the cases involving dogs. According to our market research, inappetence is seen in approximately 30% of dogs who receive chemotherapy. We believe that, if approved, AT-002 could be an important medicine in managing inappetence in cancer.

As a second example, inappetence commonly occurs in conjunction with chronic renal failure, or CRF. We estimate that 1.6% of cats in the United States have CRF and that 30% of cats with CRF experience inappetence during the course of their disease. Dietary therapy with a diet that is designed for cats and dogs with renal insufficiency is recommended regardless of the severity of disease. Unfortunately many of the therapeutic diets that are prescribed may be less palatable to pets than normal diets. We believe that, if approved, AT-002 could be an important medicine in managing inappetence that occurs in connection with CRF.

Currently available treatments and their limitations

The first goal of therapy for inappetence is to correct the underlying cause. Often veterinarians will begin treatment of inappetence by recommending a change to a highly palatable diet such as tuna for cats and chicken or beef for dogs. Depending on the severity of the condition, the animal may be supported with fluids and electrolytes until the diagnosis of the underlying condition is made and effective treatment is initiated where possible. Prolonged or severe inappetence may require hospitalization and feeding tube placement. There are no drugs approved for the treatment of inappetence in cats and dogs. Drug therapy to address inappetence has focused on human drugs affecting the central nervous system control of feeding such as benzodiazepines, cyproheptadine and mirtazapine. However, these drugs are not approved for veterinary use, have limited effectiveness and are contraindicated for cats with hepatic lipodosis. As a result, we believe there is a significant market opportunity for a therapeutic product that is safe and can effectively stimulate appetite in pets.

Our solution—AT-002

AT-002 is a potent and selective ghrelin agonist. Ghrelin is a 28-amino acid peptide hormone, also referred to as the hunger hormone, produced predominantly in the stomach. It is the endogenous ligand of the ghrelin receptor, also known as growth hormone secretagogue receptor, or GHS-R. By activation of the ghrelin receptor, ghrelin stimulates appetite and growth hormone secretion, and also exhibits a role in regulation of gastrointestinal motility and energy balance. Ghrelin binds to specific receptors and affects signaling in the hypothalamus, interacting with other hormones to cause the feeling of hunger and stimulate food intake. In addition to its effects on appetite, ghrelin stimulates growth hormone secretion by activation of GHS-Rs in the pituitary. This effect acts to build lean body mass, which has been shown to result in increased strength in frail, elderly people.

AT-002 is a small molecule that mimics ghrelin and binds to the GHS-R. The appetite stimulation and GH-releasing activity of AT-002 has been demonstrated in laboratory cats and dogs where AT-002 treatment results in increased food intake and weight gain. Similarly, chronic oral dosing of AT-002 in dog GLP toxicology study stimulated appetite, weight gain and caused increased plasma growth hormone levels.

The initial human development focus for AT-002 at Pfizer was on frailty, congestive heart failure and fibromyalgia. More than 1,200 human subjects have participated in Phase I and Phase II clinical trials involving AT-002 and the drug was shown to be generally safe in humans. Two of the commonly reported adverse events in humans were increased appetite and weight gain, which we believe support our intended development for inappetence in pets.

AT-002 in dogs

Safety. In the toxicology program that was conducted to support the filing of an investigational new drug application, or IND, for human drug development, a series of studies investigated the effects of oral once daily administration of the compound to male and female dogs. We intend to use the results from a dog GLP 12-month toxicology study as the pivotal safety data to be submitted to the regulatory authorities to demonstrate safety in dogs. In the study, AT-002 was administered orally once daily at doses from 0 to 40 mg/kg for 12 consecutive months. A total of 32 dogs were evaluated in four dose groups, with each dose group consisting of four male and four female dogs. Based on this study, we believe that AT-002 could be well tolerated in dogs and, depending on the final approved dose, could demonstrate an up to 10x safety margin.

We have re-evaluated the 12-month toxicology study according to target animal safety study guidelines and will submit for CVM review the reanalyzed study with all supporting documentation in the first quarter of 2014.

In addition to the results from this 12-month study, our data safety package will include a pharmacokinetic study that bridges the formulation used in this toxicity study to the final commercial formulation. We have received concurrence from the CVM for the protocol for this PK bridging study.

Effectiveness. Several laboratory studies in healthy dogs with various daily oral doses of AT-002 for four to ten days were completed prior to our licensing AT-002. These studies demonstrated increased food intake and weight gain. We conducted a seven-day, placebo controlled, blinded dosing study in dogs to confirm these results, and confirmed that treated dogs showed a sustained increase in appetite and body weight over the treatment period, with the placebo control treated dogs losing weight, likely due to intensive handling and blood sampling.

We evaluated the effectiveness of AT-002 compared to placebo for the treatment of inappetence in a pilot placebo-controlled, blinded, multi-veterinary clinic field study in client-owned patients. The study was designed to evaluate the effectiveness of the drug in client-owned dogs, as opposed to laboratory animals, to test the acceptance of the formulation, ease of dosing and appetite assessments by owners, and to define the patient population. Effectiveness parameters include owner assessment of appetite and body weight gain compared to baseline and compared to the dog’s best lifetime condition. Dogs were treated once daily for seven days. The results of 30 evaluable cases are shown in the table below. Compared to the placebo control animals, the appetite score and body weight of the AT-002 treated patients were statistically significantly increased on day 6 after 7 daily treatments. The results compared to best lifetime condition showed a positive trend towards the AT-002 treatment, but were not statistically significant.

GROUP	APPETITE SCORE ON DAY 6		BODY WEIGHT ON DAY 6
	% CHANGE MEAN/SEM	P-VALUE	% CHANGE MEAN/SEM	P-VALUE
AT-002 (n=17)	79 / 19	< 0.05	3.2 / 1.3	< 0.05
Placebo (n=13)	23 / 12		-0.2 / 0.9

p-value < 0.05 indicates statistical significance on a 95% or higher confidence level

Based on these proof of concept studies we have discussed and agreed with the CVM on a study design for the pivotal field effectiveness study. This randomized, placebo-controlled, multi-center study was initiated in December 2013 to enroll approximately 150 client–owned dogs.

CMC. When we licensed the drug, the chemical process was scaled up to kilogram quantities but was not optimized. Our contract manufacturer for the API process development is developing a process according to ICH standards that can be used to supply both human and veterinary development and commercialization. We have successfully completed process development of AT-002, with three cGMP batches manufactured and put on VICH stability testing. Assembly of the drug master file was initiated. As with AT-001, we are using an animal health specialty contract manufacturer to develop the formulation according to CVM and EMA standards. The first cGMP batch of formulated product that will be used as clinical trial material was manufactured and released. We met with the CVM to discuss the data requirements for the CMC technical section.

Development plan. Our development plan includes the submission of the 12-month dog GLP toxicology data, together with the pharmacokinetic bridging study, to satisfy the required pivotal safety data. The pivotal field effectiveness study was started and we anticipate top-line results in the first half of 2015. Concurrently, we continue to develop our CMC data package and plan to have a pre-submission meeting with the CVM to discuss CMC in mid-2013. We plan to have all three major technical sections of the NADA completed in time to receive NADA approval in 2016.

Our European regulatory strategy tracks that of the United States. We believe that data provided for our NADA filing in the United States should largely satisfy the European requirements. We have started addressing potential gaps to cover human safety risk assessment, dose determination and expert opinion reports. We do not expect to receive European approval of AT-002 until 2017 or 2018.

AT-002 in cats

Safety. When we licensed AT-002, included in the data was a two-week safety study in cats. Because we expect the potential patient population for AT-002 to include elderly cats suffering from chronic renal failure, we tested the safety of AT-002 in a model of kidney compromised laboratory cats. The results from the two-week study in normal cats suggested that AT-002 was well tolerated. The results from our safety study in kidney compromised cats also demonstrated no treatment related side effects. Based on these studies, we believe we have demonstrated that AT-002 has a favorable safety profile in cats and expect that sufficient safety margins will be seen in the pivotal safety study.

Effectiveness. Several laboratory studies in healthy cats using various daily AT-002 oral doses were also included in the data package at licensing. Food intake and weight gain were increased after administration of AT-002 to cats. We confirmed these results in several laboratory studies in cats, which demonstrated a statistically significant increase in food intake after AT-002 treatment.

We conducted a dose confirmation study in client-owned cats similar to that of the pilot study for AT-002 in dogs. As expected, we confirmed that cat owners have difficulty assessing appetite in cats.

Based on this experience and the study results in laboratory cats we are looking to extend the treatment duration to measure weight gain and/or weight control. Thus, we have selected a three week treatment term and weight gain and/or control claim for further proof of concept work.

CMC. We have selected a final formulation for AT-002 for cats and expect to follow a similar process to that described above for AT-002 for dogs.

Development plan. We plan to conduct a proof of concept study in 2014 to measure weight gain and/or weight control in client-owned cats in order to develop a study design, establish a dose regimen, and test various endpoints to be used in a pivotal field effectiveness study. To fulfill the safety requirements, our development plan includes a standard safety study in cats according to CVM guidelines. Concurrently, we continue to develop our CMC data package. We plan to have a pre-submission meeting with the CVM to discuss a detailed development plan at the appropriate time.

Overview

AT-003 is a bupivacaine liposome injectable suspension that we in-licensed from Pacira. The product was approved for use in humans as a local, post-operative analgesic by the FDA in October 2011 and is marketed by Pacira under the name EXPAREL for use in controlling post-operative surgical wound pain following various types of surgical procedures. We intend to develop AT-003 as a therapeutic to manage post-operative pain in cats and dogs following surgery. We expect to use the same product in both species. AT-003 for dogs is in the dose characterization and confirmation phase and AT-003 for cats is in the proof of concept phase.

Medical need and market opportunity

Veterinarians perform approximately 19 million dog surgeries and 14 million cat surgeries each year. Approximately 50% of dog surgeries and 58% of cat surgeries, respectively, are spays and neuters, while other common surgeries include cancer surgery, declaw, cruciate repairs and fracture repairs. There is no established protocol for the use of pain medications in these surgeries and pain management practices have traditionally been based on the veterinarian’s views on the level of pain associated with a specific surgical procedure and the perceived pain tolerance of the pets. Recently, as pet owners have begun requesting analgesia for their pets’ painful conditions, veterinarians have made advances in treating pain in pets. Furthermore, animal research demonstrates that pain can have a detrimental effect on healing, and pain experts in academia and specialty clinics are advocating more use of local anesthesia for pain control.

Currently available treatments and their limitations

The most widely used drugs approved for treatment of post-operative pain are Coxib NSAIDs and fentanyl in dogs and Coxib NSAIDs and butorphanol in cats. In surgeries associated with the most severe post-operative pain, fentanyl is commonly used. Fentanyl is a controlled narcotic drug, and pets are often kept in the hospital while receiving fentanyl. In our experience, the majority of fentanyl is dispensed as fentanyl patches, although such use in pets has not been approved. In 2012, Nexcyon received FDA approval for a transdermal fentanyl solution, but its use in this format has not been widely established because the product has not been launched in the United States. We believe that there are unmet needs in pets receiving these more painful surgeries, especially if effective and extended pain relief could be achieved with a non-narcotic medicine. The same group of NSAIDs approved to treat the pain and inflammation associated with osteoarthritis in dogs are used for post-operative pain. Some of these drugs can be given in the veterinary hospital as an injection, and then dispensed to the owner for a few days of treatment at home. For cats, only two NSAIDs are approved by the CVM for use in post-operative pain. These are Onsior, which is given orally and is approved for no more than three days of use, and Meloxicam, which is approved for one injectable dose only.

Among the drugs used for post-operative pain, some have been approved by the CVM, while others are used off label. The most commonly used post-operative pain medication in dogs is Rimadyl, which has been approved by the CVM for this use. The most common product for post-operative pain in cats is buprenorphine; however, this drug is not CVM-approved for this use. As previously described in our discussion regarding AT-001 for dogs, NSAIDs have demonstrated significant side effects that result in prescribed monitoring of dog health during their use. For example, some dogs have an idiosyncratic sensitivity that results in hepatic toxicity and, in extreme cases, death. Consequently, we believe veterinarians would appreciate a drug for post-operative use that was effective, but also safer on the liver, gastrointestinal system and kidneys.

Our solution—AT-003

AT-003 is a 1.3% bupivacaine liposome injectable suspension. It consists of microscopic, spherical multivesicular liposomes, which is Pacira’s proprietary DepoFoam drug delivery system. Bupivacaine is released from the DepoFoam particles by mechanisms involving reorganization of the barrier lipid membranes and subsequent diffusion of the drug occurs over an extended period of time. The formulation has been shown to extend the duration of human post-operative analgesia from approximately six to eight hours, to as long as 72 hours in some instances, which can eliminate the need for follow-on post-operative administration of other pain drugs. Additionally, the slower uptake of the bupivacaine into the systemic circulation helps avoid high plasma concentration and presumably lowers the risk of systemic toxicity.

Bupivacaine is a local anesthetic that prevents the generation and conduction of nerve impulses, apparently by increasing the threshold for electrical excitation in the nerve, by slowing the propagation of the nerve impulse, and by reducing the rate of rise in the action potential. Bupivacaine has a history of use in the United States of more than 30 years and its pharmacology, pharmacodynamics and toxicology in laboratory animals and humans are well understood. Bupivacaine is widely used by veterinary surgeons.

Human clinical results from AT-003 human development program

EXPAREL has demonstrated efficacy and safety in two multicenter, randomized, double-blind, placebo-controlled, pivotal Phase III clinical trials in humans undergoing soft tissue surgery and orthopedic surgery. Both trials met their primary efficacy endpoints in demonstrating statistically significant analgesia through 72 hours for the tissue surgery trial and 24 hours for the orthopedic surgery trial. Both trials also met multiple secondary endpoints, including decreased opioid use and delayed time to first opioid use. These two pivotal Phase III clinical trials formed the basis of the evidence for efficacy in the FDA-approved NDA for EXPAREL.

The safety of EXPAREL has been demonstrated in 21 clinical trials in humans consisting of nine Phase I clinical trials, seven Phase II clinical trials and five Phase III clinical trials. EXPAREL was administered to over 1,300 human patients at doses ranging from 10 mg to 750 mg administered by local infiltration into the surgical wound and by subcutaneous, perineural, epidural and intraarticular administration. In all 21 clinical trials, EXPAREL was well-tolerated.

AT-003 in dogs

Safety. Pacira conducted an extensive toxicology program to support human drug development. Both the liposome formulation alone and the bupivacaine formulated product underwent extensive in vitro and in vivo safety testing, which included numerous studies performed in laboratory dogs. As a result, we have seven studies that we plan to use to support approval for AT-003 in dogs.

We believe our pivotal dog safety study for AT-003 is the subcutaneous toxicity study with twice-weekly dosing for four weeks in dogs that was conducted as part of the human development program. The study was conducted to evaluate potential local and systemic toxicity of twice-weekly subcutaneous dosing for four weeks. Also, the reversibility, progression or delayed appearance of any observed changes were evaluated in a four-week post-dose observation period.

A total of 60 dogs were allotted to five groups of six male and six female dogs. Three groups were treated twice weekly with EXPAREL at different dose levels, one group with bupivacaine HCl injection, also known as Sensorcaine, and one group with normal saline. After the four-week dosing period, three male and three female dogs per group were maintained for a 28-day recovery period.

All animals were observed daily for clinical signs. Clinical examinations and body weight measurements were performed weekly. Electrocardiograms, hematology, serum chemistry and urinalyses were monitored periodically. At the end of terminal and recovery periods, necropsy examinations were performed, organ weights were recorded and selected tissues were microscopically examined.

The only EXPAREL effects were associated with the injection sites in dogs. This effect was considered an expected response to the liposomes in EXPAREL and non-adverse because of the low incidence and severity observed in these dogs.

We have received all study documentation of this study and started the re-evaluation of the data according to target animal safety study guidelines. We plan to submit the re-analyzed study to the CVM for review.

Effectiveness. We have conducted a dose ranging study in a surgical pain model in laboratory dogs. Five groups of 8 dogs each were treated with saline (placebo), bupivacaine HCL at 2 mg/kg, or AT-003 at three different dosages (low, mid and high). Pain assessments were made using three different pain measuring scores and evaluation of ground reaction forces by means of a pressure mat. Based on the results we have chosen the mid dose for further evaluation.

CMC. We intend to use the same product that was approved by the FDA for the AT-003 development program and expect to receive a CMC technical section complete letter based on the same data that was submitted to the FDA for the NDA of EXPAREL. We have started to assemble a full CMC package which we plan to submit to the CVM and expect they will perform a full review.

Development plan. We held a pre-development plan meeting with the CVM to present and discuss the drug product, the toxicity profile, and the proof of concept study results. We discussed an outline of our proposed development activities including the CMC submission plans. We plan to initiate a dose confirmation study in client-owned dogs in the first half of 2014. After a dose regimen and study design have been established, we will submit to the CVM the pivotal study field effectiveness protocol. We anticipate filing our NADA in 2015 and, assuming we achieve that goal and our submission is acceptable, we could expect NADA approval in 2016 or 2017. We believe EMA approval would follow a year later.

AT-003 in cats

Safety. To initially evaluate the safety of AT-003 in cats, we performed a pilot toxicokinetic study in laboratory cats. Five groups of 4 to 5 month old cats were administered once subcutaneously with saline, bupivacaine HCL at 1 mg/kg, or AT-003 at three different dosages (low, mid and high). We expect the high dose to cover 5 times the therapeutic dose. We did not observe any negative findings in any dose group, with the exception of limited abrasions of the injection site. We believe these abrasions can be explained by expected inflammatory reactions to the liposomal formulation.

Once a dose regimen has been established we plan to perform a guideline 1x, 3x, 5x target animal safety study according to a study protocol that will be submitted to the CVM for concurrence. We expect the study design will be similar to the subcutaneous toxicity study in dogs.

Effectiveness. We have conducted a dose ranging study in soft tissue and orthopedic surgical pain model in laboratory cats. While we could not observe a benefit of AT-003 over conventional bupivacaine HCL in soft tissue surgery, we continue to refine the dose regimen and application technique in the orthopedic surgical pain model.

CMC. We intend to use the same product that was approved by the FDA for the AT-003 development program and expect to receive a CMC technical section complete letter based on the same data that was submitted to the FDA for the NDA of EXPAREL. We have started to assemble a full CMC package which we plan to submit to the CVM and expect they will perform a full review.

Development plan. We held a pre-development plan meeting with the CVM where we discussed an outline of our proposed development activities including the CMC submission plans. We plan to continue dose ranging studies in a surgical pain model in laboratory cats during the first half of 2014. Once we have established a dose regimen in cats we will schedule another pre-development plan meeting with the CVM to present and discuss the programs to cover the approval requirements for safety and effectiveness. We anticipate filing our NADA in 2016 and, assuming we achieve that goal and our submission is acceptable, we could expect NADA approval in 2017 or 2018. We believe EMA approval would follow a year later.

AT-004 and AT-005

Overview

Our proprietary platform allows us to engineer pet specific antibodies with more than 85% pet specific sequences. This makes our antibodies highly specific to pet targets and compatible with their immune system. The process is straight forward and cost effective.

AT-004 is a caninized monoclonal antibody intended for the treatment of B-cell lymphoma in dogs that we acquired with the acquisition of Vet Therapeutics. AT-004 was approved by the CVB in November 2012 under a conditional license as an aid for the treatment of B-cell lymphoma in dogs. We continue to pursue full licensure for AT-004, which we expect to receive in the next 12 to 18 months.

AT-004 was developed under an exclusive commercial license agreement between Vet Therapeutics and Novartis Animal Health. Novartis Animal Health also obtained the rights to commercialize AT-004 in the United States and Canada. Beginning one year after we receive a full license for AT-004, we will have the right to commercialize the product outside of the United States and Canada. Prior to commercialization of AT-004, Vet Therapeutics was responsible for manufacturing the product. We are currently assisting Novartis Animal Health in transitioning to a commercial manufacturer. Pursuant to the license agreement, Novartis Animal Health will pay us quarterly royalties based on a percentage of its net sales of the product ranging from the mid-teens to mid-twenties, subject to reduction in certain circumstances. Royalty payments will terminate upon the last of occur of five years from the expiration of the last licensed patent or twenty years from the date of the first commercial sale.

AT-005 is a caninized monoclonal antibody intended for the treatment of T-cell lymphoma in dogs that we acquired with the acquisition of Vet Therapeutics. AT-005 was engineered using our technology platform. We received conditional licensure for AT-005 in January 2014 and we expect full product license in 2015. We plan to commercialize AT-005 ourselves.

Medical need and market opportunity

Cancer is a major cause of morbidity and mortality in dogs, with approximately one in four dogs diagnosed with cancer at some point in their lives. Lymphoma is one of the most common cancers in dogs and is the most common cancer treated with chemotherapy. Certain breeds have a higher lymphoma prevalence, including popular breeds such as golden retrievers, German shepherds, poodles, Scottish terriers and boxers. The incidence rate increases with age. In the United States there are approximately 300,000 dogs diagnosed annually with lymphoma, of which approximately 76%, or 228,000, is B-cell lymphoma, and 24%, or 72,000, is T-cell lymphoma.

The current lymphoma market is difficult to estimate as the majority of the treatments consist of generic human-labeled chemotherapeutic agents. We believe, based on our own market research among veterinary oncologists, that chemotherapy costs range from $2,500 to $10,000 per patient depending on the stage of cancer, response rates and geographic location. We estimate the average treatment costs to be approximately $5,000 per patient. Treatment costs include the expense of the veterinary specialists and their highly skilled staff. A course of chemotherapy typically includes numerous examinations as well as the pharmaceutical and diagnostic costs associated with the treatment. Treatments can extend over a number of weeks during which careful monitoring of the patient is required. Weekly infusions are common and regularly require several hours in the hospital. There are over 300 board-certified veterinary oncologists practicing in 200 veterinary cancer centers and an estimated 800 additional hospitals specializing in cancer treatments. Typically this type of veterinary care is unavailable outside the large urban areas. In total in the United States there are an estimated 5,000 veterinary hospitals of the total 25,000 veterinary hospitals treating some cancer.

Currently available treatments and their limitations

Advances in therapy have extended not only length of life but also the quality-of-life for dogs with lymphoma. Chemotherapy is the most commonly recommended treatment, and combinations of drugs offer the greatest chance of remission. However, even when treated aggressively, cancer is likely to return. There currently are no protein therapeutics approved for pets for the treatment of cancer.

With multi-agent chemotherapy the median survival time for a dog with lymphoma is approximately one year, with 25-percent of dogs living two years or longer. Phenotype is currently one of the most important prognostic factors. In general, with current therapies B-cell lymphoma has a higher remission rate, longer remission duration, and longer survival times as compared to T-cell lymphoma. The most common adverse effects of cancer chemotherapy in dogs are gastrointestinal, such as loss of appetite, vomiting, diarrhea, or a decreased white blood cell count, which may increase the risk of secondary infections.

Treatment options for either lymphoma include treatment with:

■	prednisolone alone;

■	a single agent chemotherapy, such as doxorubicin;

■	a multi-agent chemotherapy, including various combinations of vincristine, cyclophosphamide, adriamycin, doxorubicin, L-asparaginase and prednisolone;

■	radiation; and

■	surgery.

Some of the more aggressive lymphomas are unresponsive to any available treatment. Current options to treat B-cell and T-cell lymphoma in dogs are limited to mostly chemotherapy. The most common multi-agent chemotherapy commonly known as CHOP is the University of Madison-Wisconsin 19 week combination chemotherapy protocol.

Typically, improvement is only achieved with the chemotherapeutic treatments during the treatment period and, with every cycle, their effectiveness decreases over time, while their toxicity increases. Although many dogs achieve initial remission with standard chemotherapy, most will eventually relapse. Cancer cells become increasingly resistant to chemotherapeutic agents during the course of treatment. Therefore, an approach specifically dedicated to dogs, with minimal side effects, represents a significant unmet medical need.

Our solution—AT-004

AT-004 is a caninized monoclonal antibody, engineered using our technology platform, intended for the treatment of B-cell lymphoma in dogs. AT-004 provides a targeted immunotherapy that specifically recognizes with high affinity the target, canine CD20, at the surface of cells involved in the proliferation of lymphoma in dogs. AT-004, upon binding to the target, depletes B-lymphoma cells.

AT-004 was approved by the CVB, in November 2012 under a conditional license for manufacture and distribution of the product as an aid for the treatment of B-cell lymphoma in dogs. The conditional license was issued following acceptance of data supporting that AT-004 has demonstrated a reasonable expectation of efficacy, is safe under normal conditions of use in the field and has acceptable purity. This is the first biologic product approved for use as a therapeutic for canine B-cell lymphoma.

AT-004 in dogs

Safety. AT-004 was administered intravenously to several client-owned dogs of various breeds, ages and gender, presenting with B-cell lymphoma. The dosing regimen consisted of 2 doses of 5.0 mg/kg each on the first week followed by 1 dose of 5.0 ± 1.0 mg/kg per week for 7 weeks. The results from our safety study demonstrated no treatment related side effects. In rare instances, administration of AT-004 caused lethargy and inflammatory or hypersensitivity for which treatment involving antihistamines or anti-inflammatories was deemed appropriate. Based on these studies, we believe we have demonstrated that AT-004 is generally safe and well tolerated both locally and systemically in dogs with B-cell lymphoma with what appears to be no known contraindications for its use.

Effectiveness. Pharmacokinetics studies performed in dogs presenting with B-cell lymphoma with the recommended dose of AT-004 showed that its elimination half-life ranges between 3 and 4 days after a single dose. In addition, high plasma levels of AT-004 were achieved in all animals after the first and second dose and persisted at significant levels during the treatment intervals with elimination half-life of longer than one week after multiple doses. Studies with AT-004 in client-owned dogs of various breeds, ages and gender presenting with B-cell lymphoma were performed and compared to historical non-treated groups. Treatment with 2 doses of 5.0 mg/kg each on the first week followed by 1 dose of 5.0 ± 1.0 mg/kg per week for 7 weeks resulted in significant increased survival compared to the non-treated historical group.

Additional studies initiated by veterinarian oncologists demonstrated the effectiveness in client-owned patients of AT-004 when used after abbreviated chemotherapy protocols compared to control groups treated with chemotherapy alone. Effectiveness parameters included owner assessment of clinical response, overall survival, and quality of life. Treatment with AT-004 post-abbreviated chemotherapy increased the probability of achieving sustained improvement and increased overall survival when compared to control groups.

CMC. We currently manufacture AT-004 at our USDA-licensed manufacturing facility in Del Mar, California, which includes the steps of production, fill and finish, and testing for product release. We currently provide Novartis Animal Health limited quantities of AT-004 to support its early commercial launch of the product. Concurrently, Novartis Animal Health is in the process of establishing larger manufacturing capacity to satisfy long-term demands of AT-004.

Development plan. Our plan is to complete the regulatory dossier to obtain full licensure in the United States. We have submitted to CVB the data of our ongoing pivotal field study that further supports the safety and efficacy of the product. Concurrently, we continue to refine our manufacturing data package and have submitted to CVB all data related to the manufacturing process. Assuming that our submission is acceptable, we expect to obtain full licensure in the next 12 to 18 months.

Our solution—AT-005

AT-005 is a caninized monoclonal antibody, engineered using our technology platform, intended for the treatment of T-cell lymphoma in dogs. AT-005 provides a targeted immunotherapy that specifically recognizes with high affinity the target, canine CD52, at the surface of cells involved in the proliferation of lymphoma in dogs. AT-005, upon binding to the target, depletes T-lymphoma cells.

We submitted AT-005 data to the CVB supporting that the product has demonstrated a reasonable expectation of efficacy, is safe under normal conditions of use in the field and has acceptable purity. We received a conditional license from the USDA for AT-005 as an aid for the treatment of T-cell lymphoma in dogs in January 2014 and we expect to commence marketing the product later this year.

AT-005 in dogs

Safety. AT-005 was administered intravenously to several client-owned dogs of various breeds, ages and gender, presenting with T-cell lymphoma. The dosing regimen consisted of 2.5 mg/kg administered with two doses on week 1 to 4 at 2 to 3 day intervals followed by 4 doses every other week. The results from our safety study demonstrated no treatment related side effects. Based on these studies, we believe we have demonstrated that AT-005 is generally safe and well tolerated both locally and systemically in dogs with T-cell lymphoma with what appears to be no known contraindications for the use of this product in dogs with T-cell lymphoma to date.

Effectiveness. Pharmacokinetics studies performed in dogs presenting with T-cell lymphoma with the recommended dose of AT-005 showed that AT-005 levels in plasma were reflective of dosing and were detectable after the first administration, and peaked after the second dose. Levels remained detectable throughout the study. The volume of distribution approximated the plasma volume, indicating that AT-005 mostly remained in plasma. The half-life ranged between 3 and 7 days after the first injection. Studies with AT-005 in client-owned dogs of various breeds, ages and gender, presenting with T-cell lymphoma were performed and compared to historical non-treated groups. The AT-005 treated group experienced a significant increase survival compared to the non-treated historical group.

CMC. We currently manufacture AT-005 at our USDA-licensed manufacturing facility in Del Mar, California which includes the steps of production, fill and finish, and testing for product release. We plan on supporting early commercial launch of the product. Concurrently, we are in the process of establishing larger manufacturing capacity at the facility and exploring additional capacity to satisfy long-term demands of AT-005.

Development plan. We plan to continue to collect data that further supports the safety and efficacy of the product towards obtaining full licensure of the product. We expect to receive full licensure in 2015. If approved, we expect AT-005 will be the first biologic product used as a therapeutic for canine T-cell lymphoma.

AT-006 is a feline specific antiviral that we acquired with the acquisition of Okapi. AT-006 was originally discovered by KU Leuven Research & Development and achieved proof of concept for treatment of ocular lesions caused by feline herpes virus -1, or FHV-1, ocular disease. AT-006 is designed to be administered by instilling eye drops onto affected eyes. The product is a sterile solution that we expect to provide in an eyedropper vial with enough volume for a full treatment course for one animal.

This product is being developed under an exclusive license agreement for the development and commercialization of the product entered into with Novartis Animal Health. Novartis Animal Health retains the worldwide rights to commercialization and will fund development. We are responsible for product development, as well as for manufacturing of the product. Manufacturing will be transferred to a commercial manufacturer selected by Novartis Animal Health no later than one year after marketing authorization is obtained. Pursuant to the license agreement, we are entitled to milestone payments upon commercial launch of the product in the European Union and in the United States. Additionally, Novartis Animal Health will pay us milestones based on threshold annual unit sales, as well as quarterly royalties based on a percentage of its net sales of the product ranging from the high single digits to mid-teens subject to reduction in certain circumstances. Royalty payments will terminate upon the earlier of the expiration of the last licensed patent or ten years from the date of the first commercial sale.

FHV-1 is the second most common viral disease in cats. It is estimated that up to 97% of all cats have been exposed to the virus during their lifetimes. According to industry sources, 4% of cats are diagnosed with FHV-1. FHV-1 is one of the most common cause of upper respiratory disease in cats and is also considered a major cause of feline morbidity. Following exposure to the virus, virtually all cats become persistently infected. Acute ocular disease manifests as conjunctivitis, corneal ulceration and keratitis, and can be severe and painful. Repeated bouts of ocular disease can lead to progressive corneal pathology that can be ultimately blinding in affected cats. There currently is no existing, measurable market size for products used to treat FHV-1. Since mostly off-label human drugs and antibacterials are used to treat symptoms and secondary infections, rather than the underlying disease, we believe that a significant market opportunity exists for a feline specific anti-viral. According to a survey of 320 veterinarians in Germany, France and the UK approximately 4% of cats that visit veterinarian clinics per year are suffering from symptoms where FHV-1 might likely be an underlying cause.

Although vaccines do exist, the majority of cats go un-vaccinated for FHV-1. In the majority of cats, only symptoms are treated with drugs such as trifluridine, cidofovir, idoxuridine, ganiclovir and aciclovir. Current systemic treatments for the underlying disease include mostly human interferon with feline interferon being approved only in Europe. Once a cat is diagnosed as infected, veterinarians may prescribe oral and/or topical antibiotics, anti-inflammatory drugs or reformulated human anti-viral medications to help ease symptoms. At present no registered antiviral treatment is available in Europe. In addition, vitamins are often used, but their value is unproven.

Our plan is to complete our ongoing pivotal effectiveness study on AT-006 in cats, at which point we will evaluate, together with the EMA, whether additional effectiveness data will be required to support our approval. Concurrently, we plan to continue to develop and refine our CMC data package. We believe we can obtain EMA approval in 2015.

We are currently evaluating whether we need additional information commence the U.S. regulatory process, and we expect to file an INAD in early 2014. We believe we could obtain FDA approval in 12 to 18 months following EMA approval.

AT-007 is a feline-specific antiviral that we acquired with the acquisition of Okapi. AT-007 was originally discovered by KU Leuven Research & Development and achieved proof of concept for treatment of feline immunodeficiency virus. The molecule was developed in humans for treatment of HIV and comes from the same compound family as tenofovir. We are developing AT-007 for the treatment of cats, from 6 months of age, infected with FIV with a resulting improvement of the cat’s well-being and quality of life. The product is a sterile solution given by injections over a course of several weeks.

Feline immunodeficiency virus, or FIV, affects cats worldwide. In the United States, approximately 2.5% of domesticated cats were found to be FIV-seropositive in a 2004 18,000 cat epidemiological study. Most frequently, clinical signs such as chronic infections of the mouth and gums, chronic eye infections, chronic rhinitis and weight loss will appear. The final outcome of FIV is variable, but in a proportion of infected cats a functional immunodeficiency, clinical signs of AIDS and death will occur. Prevalence in Europe is highly variable ranging from 2.1% to 12.5%.

Although human antiviral drugs are occasionally used, there is no dedicated antiviral treatment for FIV in cats. Moreover, many of the available human drugs, such as AZT, are toxic to cats or ineffective. In addition, interferons have also been used with some success. These include feline interferon omega (approved in Europe only) and human interferon alpha. Currently, treatment focuses mainly on extending the dormant period of the virus or, if symptoms have set in, on easing the secondary effects of the virus. Veterinarians may prescribe antibacterial drugs for secondary infections, anti-inflammatory drugs and/or off-label human immune-enhancing drugs.

Our plan is to complete the analysis of our pilot trial, at which point we will be able to evaluate, together with the EMA and FDA, what pivotal trial will be required to support our approval and the design of the target animal safety study. Concurrently, we continue to develop and refine our CMC data package. We believe we can obtain full EMA approval in 2017 and FDA conditional approval in 2017 with a minor use minor species, or MUMS, designation.

Other Products in Development

We have several other products in our development pipeline at various stages of development. These include:

■

AT-008: We are developing AT-008 as a small molecule for the treatment of canine lymphoma and have commercial rights for Europe and the rest of the world, excluding North America. Another U.S.-based animal health company has obtained the North American rights to market this product. The product has been granted MUMS status in the European Union.

■

AT-009: We are developing AT-009 as a caninized monoclonal antibody intended as an aid in the treatment of canine mast cell tumors. AT-009 was engineered using our technology platform and is in the research phase. The target is CD52, a dominant marker in mast cell. Because of the specificity of AT-009, we believe it can address not only cell proliferation but also the underlying inflammatory process of the disease. We plan to conduct proof of concept studies of AT-009 in dogs using the established anti-CD52 monoclonal antibody in the next 12 to 18 months.

■

AT-010: We are developing AT-010 as a caninized monoclonal antibody intended as an aid for the treatment of atopic dermatitis in dogs by targeting mast cells and lymphocytes. AT-010 was engineered using our technology platform and is in the research phase. Atopic dermatitis is one of the most common allergic skin diseases of dogs. We believe that an antibody could offer advantages over current therapies with weekly to monthly, rather than daily, doses. We plan to conduct proof of concept studies of AT-010 in dogs using the established anti-CD52 monoclonal antibody in the next 18 to 24 months.

■

AT-011: We are currently evaluating a group of compounds that are analogs of a potent human anti-viral to treat parvovirus in dogs. Canine parvovirus type 2 is a highly contagious virus that can cause severe disease, particularly in puppies. We have studied the group of compounds for their safety and pharmacokinetics in rodents. We intend to select the compound to develop as AT-011 based on initial pharmacokinetic, safety and efficacy studies in cats.

■

AT-012: We are evaluating a set of molecules from KU Leuven Research & Development and a third party for treatment of feline calicivirus, or FCV. FCV is one of the two main viral causes of respiratory infection in cats, the other being FHV-1. We are evaluating lead compounds for initial safety and pharmacokinetics data and plan to select a development candidate in the next 12 to 18 months. We expect to begin a pilot trial in 2015.

Product Selection and Development

We believe the pet therapeutics market is significantly underserved, and we have identified for further pursuit more than 20 therapeutic areas that overlap with areas of human biopharmaceutical development. We are actively engaged in the pursuit of compounds and molecules in various stages of human and animal development through a systematic and opportunistic approach. We review and evaluate potential compounds for development using our in-house team of pet health experts and outside consultants. In selecting potential compounds for development, our team relies on database searches, medical literature, patent review and their extensive knowledge of companies involved in human biopharmaceutical research. In some instances, we may enter into an agreement that gives us the exclusive opportunity to further investigate the compound prior to its in-licensing. We review all products with a goal of developing them for cats, dogs or both and achieving regulatory approval in the United States and Europe.

Our primary focus is on product development. We seek to identify validated compounds that have demonstrated safety and effectiveness in at least two species, such as mice, rats, dogs or humans, and are in or have completed Phase I or Phase II clinical trials in humans. We identify these compounds by focusing on human biopharmaceutical products in development where we can leverage the existing investment in those products. As a prerequisite for human trials, the FDA requires pre-clinical safety studies in two mammalian species. These safety studies are often conducted in dogs, which in many cases allows us to rely on those studies for demonstrating safety for our intended use. For example, prior to licensing AT-001 and AT-002 from RaQualia, we obtained a significant amount of data from dog safety studies of AT-001 and AT-002. This information allowed us to evaluate the risk of development prior to licensing the compound and to initiate a proof of concept study in dogs prior to investing in key pivotal studies.

We also seek to identify compounds with well-developed API process chemistry, allowing us to further leverage the existing investment in the human biopharmaceutical product. As products proceed through human development, API manufacturing processes become more defined and we can more easily evaluate the route to the scale-up required for commercialization. A significant part of the product review process includes a thorough review of the manufacturing, which is conducted by our experienced manufacturing and development personnel.

As an innovator, we receive in-bound requests to license compounds and molecules from potential collaborators. We believe our experience in pet therapeutics and human drug development makes us an attractive partner or licensee for companies that are looking for capital efficient ways to leverage their existing product portfolios.

When a compound or molecule is identified, we attempt to enter into a license agreement where we obtain exclusive, worldwide rights to its development and commercialization in animal health. In exchange, we typically pay an upfront amount and a combination of milestones and royalties going forward.

Option Program

As part of our product selection and development effort, we enter into option agreements with human biopharmaceutical companies to access certain product candidates. These agreements are for a determined period of time and enable us to perform additional due diligence and further evaluate the product candidate prior to entering into a license. We negotiate the terms of the license at the time of the option agreement and those terms become effective only if we exercise the option. Using this strategy, we have the ability to perform due diligence on multiple molecules in the same therapeutic class. We have entered three such option agreements for molecules in human pharmaceutical development; two of these molecules were in the same therapeutic class, and after performing an analysis of both compounds, we have decided to continue option period diligence on one of these molecules. We expect to make a decision on the remaining two options during the first half of 2014. For each of the two remaining molecules in the option programs, we have dog safety data and early dog efficacy data.

De Novo Product Generation

We recently acquired two development sites, one in Del Mar, California and the other in Leuven, Belgium, where we are engaged in the identification of new product candidates. At our facility in Del Mar, we are developing patent protected, species-specific, monoclonal antibodies against biological targets of known activity using our proprietary platform. At our Leuven facility, we are engaged in the development of antiviral and other small molecules for use as pet therapeutics. We have an agreement with KU Leuven Research & Development, pursuant to which it screens various human compound libraries. From there, we select a small number of promising leads to optimize and test for safety and pharmacokinetics for application in pet therapeutics. We believe these development capabilities may provide a source for additional product candidates.

Diagnostic Products

The development of diagnostic products is not a core element of our strategy. However, in the course of evaluating various products and product technologies, we have identified two diagnostic technologies that we believe can be developed for application in pet therapeutics—a Koi herpesvirus diagnostic, or KHV diagnostic, and a lymphoma diagnostic.

■

The KHV diagnostic is used to diagnose cyprinid herpesvirus-3, or KHV, which is a highly contagious disease affecting carp, including the ornamental koi carp. This disease may result in mortality rates up to 70-100% and is spread worldwide. In June 2012, we entered into a distribution agreement with MegaCor Diagnostik GmbH to distribute the KHV diagnostic in 13 European countries. We believe that the KHV diagnostic is the first diagnostic launched for KHV.

■

We are developing a lymphoma diagnostic, based on our AT-004 product candidate, that can be used to identify whether a lymphoma is B-cell type or T-cell type, the determination of which can be important in determining the appropriate treatment regime. We intend to enter discussions with potential collaborators for our lymphoma diagnostic in 2014.

Production Animal Products

While production animals themselves are not a core part of our strategy, we have determined that certain of our technologies have applicability in food animals. We are currently in the pre-clinical stage with two products to treat two diseases occurring in livestock animals: classical swine fever virus, or CSFV, and foot and mouth disease virus, or FMDV. Historically, outbreaks of each of these diseases have resulted in significant negative economic consequences as both infected and healthy animals in an affected area must be destroyed. We are attempting to develop antiviral medications to treat these diseases. Our product candidates in these areas have been largely developed using grant funds. We intend to continue to seek non-dilutive sources of financing to develop these products to a point where we can divest them to a third party.

Sales and Marketing

If approved by the regulatory agencies, we intend to commercialize our products in the United States and Europe through a direct sales organization and to augment that sales organization with select national and regional distributors in a manner designed to optimize our commercial efforts. Outside the United States we intend to engage in strategic partnerships to accomplish commercialization. Additionally, we intend to seek opportunities to partner with companies where we can provide commercialization for their approved, or close to approved, pet therapeutic products.

Our AT-004 monoclonal antibody product for B-cell lymphoma in dogs has received a conditional license from the USDA and is currently being sold by our distribution partner. To prepare for the launch of our other pipeline products, we have begun pre-launch marketing activities. Our marketing team is working closely with our development team on the key differentiating features and benefits of our compounds. We are focusing on labeling, pet-friendly formulations and user-friendly packaging to meet the needs of veterinarians and pet owners. We are establishing trademarks for the products and will conduct primary market research with key opinion leaders, veterinarians and pet owners to establish the optimal product positioning and pricing. As clinical data becomes available, we intend to prepare peer-reviewed journal articles and presentations that can be delivered at veterinary conferences and that can be used as key elements of our promotional materials at launch.

As part of our commercial strategy, we intend to employ a direct sales organization to market our products in the United States. Our direct sales organization will sell products directly to veterinarians, who in turn typically sell pet therapeutics products to pet owners at a mark-up. According to industry sources, approximately one-third of companion animal practice revenue comes from prescription drug sales, vaccinations and non-prescription medicines. In light of the veterinarian’s goal of improving the health of pets and the ability to generate revenue from the sale of therapeutic products, we believe veterinarians are motivated to prescribe innovative therapeutics that are safe, effective and supported by reliable clinical data and regulatory approval.

We expect our first marketed product in the United States to be AT-005, a monoclonal antibody targeting T-cell lymphoma in dogs. AT-005 received a conditional approval from the USDA in January 2014. We plan to field a specialty sales team of 13 new sales and marketing personnel, including six territory managers, that will call on board certified veterinary oncologists and large practices that routinely treat cancer with chemotherapy in high treatment geographies. During the conditional approval stage, there are some restrictions on branding and we expect sales of AT-005 to be modest. We plan to work collaboratively, however, with the veterinary oncologists to determine ideal diagnostic and treatment protocols. The conditional phase launch with a specialty sales force should allow us to begin to build the necessary infrastructure and systems to support a larger sales organization. We expect to add in 2015 an additional 12 personnel in sales management, key account management, professional veterinary services, pharmacovigilance and customer services.

In addition to a direct sales organization in the United States, we believe that we can use distributors to expand our commercial reach in an efficient manner. Animal health companies commonly use wholesale veterinary distributors to inventory, sell, invoice and ship products to independent veterinarians. We estimate that the top three national distributors are responsible for approximately 70% of U.S. pet sales from veterinarians. Each of these distributor organizations has a sales team of approximately 275 field sales representatives, 175 telesales representatives and a dozen distribution centers geographically placed throughout the United States so that they can rapidly deliver product to the practices. We intend to strategically balance our direct sales organization with national and regional distributors in a manner that optimizes our commercial efforts and allows us to provide coverage to a more expansive group of veterinary practices while growing our direct sales organization incrementally.

Manufacturing

We have no internal manufacturing capabilities for the pharmaceutical drug products regulated by the CVM. To ensure dependable and high quality supply of API for our clinical studies, we have chosen to rely on cGMP compliant contract manufacturers rather than devote capital and manpower toward developing or acquiring internal manufacturing facilities. We believe we have sufficient supply of formulated drug to conduct each of our currently contemplated studies. We will need to identify contract manufacturers to provide commercial supplies of the formulated drugs for any of our pharmaceutical product candidates, other than AT-003, that obtain marketing approval. We intend to secure contract manufacturers with established track records of quality product supply and significant experience with regulatory requirements of both CVM and EMA. For AT-003, we have entered into a commercial supply agreement with Pacira.

We manufacture our monoclonal antibody products at our USDA-licensed facility in Del Mar, California. We perform all steps for production including cell line development, assay development, production in batch mode, fill and finish, release of products, and packaging. During 2014, we will manufacture AT-004 and AT-005. We believe that our facility will provide sufficient production capacity to meet initial commercial supply requirements of the products. We are working on a biological product manufacturing strategy to secure future commercial quantities.

Exclusive Supply Agreement with Pacira

In December 2012, we entered into an exclusive license agreement and related exclusive supply agreement with Pacira. Under the supply agreement, Pacira is our exclusive supplier of AT-003 and will supply us with finished drug product in vials. We are responsible for the labeling, packaging and shipping of the product. We must submit a rolling forecasts to Pacira, with a portion of each forecast constituting a binding commitment. The term of the supply agreement extends for as long as the license agreement with Pacira continues in force. The license agreement has a term of fifteen years, until December 5, 2027, after which we have the option to renew the term for an additional five years. Pacira may terminate the supply agreement if we fail to make an undisputed payment, if we breach a material provision of the agreement, or if Pacira ceases manufacture of the product. Pacira also has the unilateral right to change its manufacturing process for the product. In this case, if we cannot reach agreement on the terms of continued supply of AT-003 meeting current specifications and Pacira decides that it is no longer commercially reasonable to supply us with product meeting such specifications, then Pacira may terminate the supply agreement.

API Development Agreement with RaQualia

In July 2012, we entered into an API development agreement with RaQualia pursuant to which we agreed to develop a manufacturing process for AT-001 that is cGMP compliant. We intend to fulfill this obligation through a contract manufacturer, Cambridge Major Laboratories, Inc., or CML, whom we engaged in August 2011 to develop the manufacturing process for AT-001. CML is developing the API process according to ICH standards that can be used to supply both human and veterinary development and commercialization. Once we have completed development of such manufacturing process, we must supply to RaQualia a defined amount of AT-001 and non-exclusively license to RaQualia certain technical information relating to the manufacture of AT-001 for research, development and regulatory purposes and for the manufacture and commercialization of pharmaceuticals incorporating AT-001 for human use only, subject to certain restrictions. We must also negotiate in good faith a supply agreement to govern any further supply of AT-001 to RaQualia. RaQualia paid us $0.8 million upon the execution of the agreement and is required to pay us an additional $0.8 million upon delivery of a certain quantity of AT-001 that is compliant with law, meets mutually-agreed specifications, and is suitable for use in human clinical trials. Assuming we satisfy our obligations under the agreement, we expect to receive payments of $1.6 million. This agreement will remain in effect until we have received approval from the FDA of the CMC technical section of our NADA for AT-001. Either we or RaQualia can terminate the agreement if the other party breaches a material provision of the agreement or becomes insolvent, if our exclusive license agreement with RaQualia for AT-001 terminates or expires, or if any FDA action prevents us from developing and supplying AT-001 as specified under the agreement and we and RaQualia cannot agree on a response to such FDA action.

Competition

The development and commercialization of new animal health medicines is highly competitive, and we expect considerable competition from major pharmaceutical, biotechnology and specialty animal health medicines companies. As a result, there are, and likely will continue to be, extensive research and substantial financial resources invested in the discovery and development of new animal health medicines. Our potential competitors include large animal health companies, such as Zoetis, Inc.; Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Novartis Animal Health, the animal health division of Novartis AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; Virbac Group; Ceva Animal Health; Vetoquinol and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market.

If approved, we expect AT-001 will face competition from Rimadyl, marketed by Zoetis, and generic Carprofen, Deramaxx, marketed by Novartis Animal Health, Previcox, marketed by Merial, and Metacam, marketed by Boehringer Ingelheim, and generic Meloxicam. At the product level, we are currently not aware of any direct competitor for AT-002. However, we are aware that some veterinarians utilize mirtazapine, a human generic antidepressant with known side effects and limited effectiveness, to treat inappetence. We expect AT-003 will compete primarily with the Coxibs and injectable anesthetics, such as bupivacaine, which is not approved for non-human use but is widely used by veterinarians. Recuvyra fentanyl transdermal solution received approval in the United States and Europe for control of postoperative pain from surgical procedures in dogs but dogs must remain isolated from children for 72 hours. We are also unaware of any approved products for the treatment of lymphoma in dogs. We expect that AT-004 and AT-005 will face competition from human generic chemotherapies, though we are unaware of any companies that are actively promoting this use. We are aware of a limited number of biotechnology companies that are developing for the treatment of lymphoma in pets, including some that have received MUMS designation. We know of no direct competitor for AT-006 or AT-007, but we may face competition from generic human antivirals with known side effects and limited effectiveness.

We are an early-stage company with a limited history of operations and many of our competitors have substantially more resources than we do, including both financial and technical resources. In addition, many of our competitors have more experience than we have in the development, manufacture, regulation and worldwide commercialization of animal health medicines. We are also competing with academic institutions, governmental agencies and private organizations that are conducting research in the field of animal health medicines.

Our competition will be determined in part by the potential indications for which our products are developed and ultimately approved by regulatory authorities. Additionally, the timing of market introduction of some of our potential products or of competitors’ products may be an important competitive factor. Accordingly, the speed with which we can develop our compounds, complete target animal studies and approval processes, and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position.

Intellectual Property and License Agreements

We seek to protect our products and technologies through a combination of patents, regulatory exclusivity, and proprietary know-how. Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current compounds and any future compounds for development, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. See “Risk Factors—Risks Related to Intellectual Property.”

We depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we generally require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Exclusive License Agreements with RaQualia

In December 2010, we entered into two agreements with RaQualia pursuant to which we exclusively licensed intellectual property rights relating to AT-001 and AT-002 in the animal health field. Pursuant to these agreements we obtained the rights to 17 granted U.S. patents, as well as foreign counterparts in Canada, Europe (Great Britain, Ireland, Spain, France, Germany and Italy), India, Japan, South Korea, Mexico and Russia and other patent applications and patents claiming priority therefrom. The patents relating to AT-001 include composition of matter claims as well as claims to methods of treating various conditions including pain, inflammation, osteoarthritis and rheumatoid arthritis. The patents relating to AT-001 further include methods of preparing the compounds of interest and salts, polymorphs and intermediates thereof, as well as certain combination therapies. The patents relating to AT-002 include composition of matter claims as well as claims to methods of promoting release of endogenous growth hormone and methods of treating inappetence. Under these agreements, we were granted exclusive, worldwide licenses to develop, manufacture and commercialize AT-001 and AT-002 in the field of animal health, except that we cannot develop, manufacture or commercialize injectable AT-001 products in Japan, South Korea, China or Taiwan. We have the right to grant sublicenses to third parties under these agreements. We are responsible for using commercially reasonable efforts to develop and commercialize AT-001 and AT-002. The key patent that we believe covers the crystalline form of the AT-001 compound expires on February 21, 2027, and the key patent that we believe covers certain methods of producing the AT-002 compound expires on February 1, 2020. Each of these patents may be eligible for an award of up to 5 years of patent term extension upon FDA approval of a commercial use of the corresponding product. The remainder of the patents licensed under these agreements are expected to terminate between 2016 and 2031.

We paid RaQualia upfront license fees under each of the AT-001 and AT-002 agreements of $3.0 million and $4.4 million, respectively. We are also responsible for contingent milestone payments upon achievement of development and regulatory milestones and royalties on net sales of licensed products, subject to certain potential offsets and deductions, under each of the AT-001 and AT-002 agreements. The potential milestone payments associated with AT-001 total $10.0 million, and the royalty percentage is in the mid-single digits. The potential milestone payments associated with AT-002 total $8.5 million, and the royalty percentage is in the mid-single digits. We must also pay to RaQualia a portion of royalties we receive from any sublicensees, subject to a minimum royalty on net sales by such sublicensees. Our royalty obligations apply on a country-by-country and licensed product-by-licensed product basis, and end upon the expiration or abandonment of all patents with valid claims covering a licensed product in a given country.

Each of the AT-001 and AT-002 agreements continues until terminated. RaQualia may terminate the AT-001 agreement or the AT-002 agreement if we fail to pay any undisputed fee under the relevant agreement and do not cure such failure within 60 days after RaQualia notifies us of such failure. We may terminate the AT-001 agreement or the AT-002 agreement, or any license granted under either agreement, on a patent-by-patent and country-by-country basis at will, upon 30 days’ prior written notice to RaQualia. Once all of the patents licensed under the AT-001 agreement or the AT-002 agreement have expired or been abandoned, the licenses granted under the relevant agreement become fully-paid and irrevocable.

Exclusive License Agreement with Pacira

In December 2012, we entered into an exclusive license agreement and related exclusive supply agreement with Pacira Pharmaceuticals, Inc., or Pacira. Under the license agreement, we were granted an exclusive, worldwide license to develop and commercialize, but not to manufacture, AT-003 in the veterinary field. We were not granted the right to enforce patents licensed with respect to AT-003 against any third-party infringement, although we have certain limited rights to request that Pacira enforce such patents against infringement. Pursuant to this agreement we obtained the rights to 7 granted U.S. patents and 3 pending U.S. patent applications, as well as foreign counterparts in Australia, Canada, Europe (Austria, Germany, Denmark, Spain, France and Portugal), Hong Kong, Norway, New Zealand, Israel, Japan and Mexico and other patent applications and patents claiming priority therefrom. The patents relating to AT-003 include composition of matter claims directed to liposomes, methods of preparing such liposomes, reagents for use in such methods and methods of treating post-operative or post-trauma pain. Patents relating to AT-003 further claim compositions and methods of preparation of sustained and/or controlled release liposomes. The patents relating to AT-003 are expected to expire between 2015 and 2031.

We have the right to grant sublicenses to third parties outside the United States upon Pacira’s approval. Any sublicenses we wish to grant to third parties within the United States must be discussed with Pacira and approved by Pacira in its sole discretion and good faith reasonable business judgment. We are responsible for using commercially reasonable efforts to develop and commercialize AT-003, and for launching AT-003 within a specified time period following regulatory approval in certain countries.

We paid Pacira an upfront fee and are responsible for contingent milestone payments upon the achievement of certain development and commercial milestones and for royalties on net sales of AT-003 by us and our affiliates. The total upfront license fees and potential milestone payments associated with AT-003 are $43.5 million, with a tiered royalty percentage in the low- to mid-20s. We must pay Pacira a royalty on net sales of AT-003 by us and our affiliates, subject to certain reductions. We must also pay to Pacira a percentage of all payments we receive from any sublicensee, subject to certain offsets, and under certain circumstances, share a portion of Pacira’s royalty payment obligations to its third-party licensors. We are responsible for meeting minimum annual revenue requirements for AT-003 beginning the fifth year after the first commercial sale of AT-003. If we fail to meet these requirements, either we or Pacira may terminate the license agreement.

The term of the license agreement extends for 15 years, until December 5, 2027, after which we have the option to renew the term for an additional five years. Pacira may terminate the agreement in its entirety if we fail to pay any amount due within a specified time period, or on a country-by-country basis if we fail to achieve regulatory approval of AT-003 in the United States or the European Union or fail to dose our first subject in any other countries by a certain date. Pacira may also terminate the agreement on a country-by-country basis if we fail to achieve first commercial sale within a specified time period following receipt of regulatory approval in such country. We may terminate the agreement on a country-by-country basis either upon the entry of a generic competitor, or at will outside the United States or the European Union. Either we or Pacira may terminate the agreement if the other party materially breaches or files for bankruptcy and fails to cure such breach within a specified time period, or if we do not pay the minimum annual revenue requirements referenced above. The agreement automatically terminates if Pacira terminates the related supply agreement and if certain circumstances involving a U.S. sublicensee occur and we do not meet certain financial obligations to Pacira.

Vet Therapeutics

As part of our Vet Therapeutics acquisition, we acquired a patent family related to the speciesization of antibodies that cover all Vet Therapeutics products with an issued patent expiring in 2029. We also acquired a patent family related to antibody constant domain regions and uses thereof, which also covers all Vet Therapeutics products and has an issued U.S. patent expiring in 2032. Finally, we acquired pending patent applications that cover specific canine monoclonal antibodies directed to various targets, including an allowed U.S. patent application directed to the canine CD 52 development antibody, which, upon issuance of a patent, will expire in 2029.

Okapi

As part of our acquisition of Okapi, we acquired two patent applications that cover formulations of AT-006 and commercially-viable methods of making the active ingredient of AT-006. These applications, if granted into patents, would expire in 2032 and 2031, respectively. We also have a license to an issued U.S. patent that covers the active ingredient of AT-007. This patent expires in 2020, although we do not have rights to enforce this patent. We also have patent applications in the United States, Europe and other countries that cover therapeutic uses of AT-007. If any of these applications issue into a patent the expiration date would be 2031. Finally, we have in-licensed a patent portfolio for AT-008 that covers the composition and use of AT-008 through 2024 and 2027, respectively.

Regulatory

The development, approval and sale of animal health products are governed by the laws and regulations of each country in which we intend to sell our products. To comply with these regulatory requirements, we have established processes and resources to provide oversight of the development and launch of our products and their maintenance in the market.

United States

Three federal regulatory agencies regulate the health aspects of animal health products in the United States: the FDA; the United States Department of Agriculture, or the USDA; and the Environmental Protection Agency, or the EPA.

The CVM at the FDA regulates animal pharmaceuticals under the Food, Drug and Cosmetics Act. The Center for Veterinary Biologics, or CVB, at the USDA regulates veterinary vaccines and some biologics pursuant to the Virus, Serum, Toxin Act. The EPA regulates veterinary pesticides under the Federal Insecticide, Fungicide and Rodenticide Act. Many topical products used for treatment of flea and tick infestations are regulated by the EPA.

Our current product candidates are animal pharmaceuticals regulated by the CVM and monoclonal antibodies regulated by the USDA. Manufacturers of animal health pharmaceuticals, including us, must show their products to be safe, effective and produced by a consistent method of manufacture. The CVM’s basis for approving a drug application is documented in a Freedom of Information Summary. We will be required to conduct post-approval monitoring of FDA- and EMA-approved pharmaceutical products and to submit reports of product quality defects, adverse events or unexpected results to the CVM’s Surveillance and Compliance group.

European Union

The European Medicines Agency, or the EMA, regulates the scientific evaluation of applications for marketing authorisations via the centralized procedure for medicines developed by pharmaceutical companies for use in the European Union, or the EU. Its veterinary review section is distinct from the review section for human drugs. The Committee for Medicinal Products for Veterinary Use, or CVMP, is responsible for scientific review of the submissions for animal pharmaceuticals and vaccines. However, the European Commission is responsible for the grant of EU marketing authorizations. Once a centralized marketing authorization is granted by the European Commission, it is valid throughout the European Economic Area (meaning the 28 member states of the EU plus, by extension pursuant to the EEA Agreement, Norway, Iceland and Liechtenstein). The centralized procedure is mandatory for approval of certain veterinary medicines, including those derived from biotechnology processes and veterinary medicines for use as growth or yield enhancers. Other veterinary medicines may be approved centrally if the product contains a new active substance or if the applicant can demonstrate to the CVMP that the product is sufficiently innovative. We believe our current product candidates contain new active substances or are sufficiently innovative and thus will be subject to central approval.

For all other products, the competent authorities of the EU Member States are responsible for granting marketing authorizations for products that are sold in their markets. Applicants who intend to market such products in more than one Member State may seek marketing authorizations under the mutual recognition procedure or the decentralized procedure, which are procedures designed to streamline and harmonize approval in multiple EU Member States. If the product has already been authorized in one Member State, the mutual recognition procedure facilitates mutual recognition of the existing authorization, so called reference Member State approval, in another Member State. The decentralized procedure, on the other hand, may be used in cases where the product has not received a marketing authorization in any Member State. Under this procedure, the applicant submits an identical dossier to each relevant Member State, and one, known as the reference Member State, takes the lead in reviewing the application. Under both procedures, other member states are required to accept the reference Member State’s view on the approvability of the product unless they can identify significant public health reasons not to do so.

In general, the requirements for regulatory approval of an animal health product in the EU are similar to those in the United States, requiring demonstrated evidence of purity, safety, efficacy and consistency of manufacturing processes.

Rest of World

Each other country has its own regulatory requirements for approving and marketing veterinary pharmaceuticals. For example, in Brazil, the Ministry of Agriculture, Livestock Products and Supply, or MAPA, is responsible for the regulation and control of pharmaceuticals, biologicals and feed additives for animal use. MAPA’s regulatory activities are conducted through the Secretary of Agricultural Defense and its Livestock Products Inspection Department. In addition, regulatory activities are conducted at a local level through the Federal Agriculture Superintendence. These activities include the inspection and licensing of both manufacturing and commercial establishments for veterinary products, as well as the submission, review and approval of pharmaceuticals, biological and feed additives.

In Australia, the Australian Pesticides and Veterinary Medicines Authority, or APVMA, is the Australian government statutory authority for the registration of all agricultural and veterinary products. The APVMA assesses applications from manufacturers of veterinary pharmaceuticals and related products.

Many country specific regulatory laws contain provisions that include requirements for labeling, safety, efficacy and manufacturers’ quality control procedures to assure the consistency of the products, as well as company records and reports. With the exception of the EU, the regulatory agencies of most other countries generally refer to the FDA, USDA, EMA, and other international animal health entities, including the World Organisation for Animal Health and the Codex Alimentarius Commission, in establishing standards and regulations for veterinary pharmaceuticals and vaccines.

Other Regulatory Considerations

Regulatory rules relating to human food safety, food additives, or drug residues in food will not apply to the products we currently are developing because our products are not intended for use in food production animals.

Advertising and promotion of animal health products is controlled by regulations in many countries. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and endorsed by the applicable agency. We will conduct a review of advertising and promotional material for compliance with the local and regional requirements in the markets where we sell pet therapeutics.

Requirements for Approval of Veterinary Pharmaceuticals for Pets

As a condition to regulatory approval for sale of animal products, regulatory agencies worldwide require that a product to be used for pets be demonstrated to:

■	be safe for the intended use in the intended species;

■	have substantial evidence of effectiveness for the intended use;

■	have a defined manufacturing process that ensures that the product can be made with high quality consistency; and

■	be safe for humans handling the product and for the environment.

Safety. To determine that a new veterinary drug is safe for use, regulatory bodies will require us to provide data from a safety study generated in laboratory cats and dogs tested at doses higher than the intended label dose, over a period of time determined by the intended length of dosing of the product. In the case of the CVM, the design and review of the safety study and the study protocol are completed prior to initiation of the study to help assure that the data generated will meet FDA requirements. These studies are conducted under rigorous quality control, including GLP, to assure integrity of the data. They are designed to clearly define a safety margin, identify any potential safety concerns, and establish a safe dose for the product. This dose and effectiveness is evaluated in the pivotal field effectiveness study where the product is studied in the animal patient population in which the product is intended to be used. Field safety data, obtained in a variety of breeds and animals kept under various conditions, are evaluated to assure that the product will be safe in the target population. Safety studies are governed by regulations and regulatory pronouncements that provide the parameters of required safety studies and are utilized by regulatory bodies in the United States, the European Union, Japan and other countries.

Effectiveness. Early pilot studies may be done in laboratory cats or dogs to establish effectiveness and the dose range for each product. Data on how well the drug is absorbed when dosed by different routes and the relationship of the dose to the effectiveness are studied. When an effective dose is established, a study protocol to test the product in real world conditions is developed prior to beginning the study. In the case of the CVM, the pivotal effectiveness field study protocol is submitted for review and concurrence prior to study initiation, to help assure that the data generated will meet requirements.

The pivotal field effectiveness study must be conducted with the formulation of the product that is intended to be commercialized, and is a multi-site, randomized, controlled study, generally with a placebo control. To reduce bias in the study, individuals doing the assessment are not told whether the subject is in the group receiving the treatment being tested or the placebo group. For pharmaceuticals, in both the United States and the European Union, the number of patients enrolled in the pivotal field effectiveness studies is required to be approximately 100 to 150 animal subjects treated with the test product and a comparable number of subjects in the control group that receive the placebo. In many cases, a pivotal field study may be designed with clinical sites in both the European Union and the United States, and this single study may satisfy regulatory requirements in both the European Union and the United States.

Chemistry, Manufacturing and Controls, or CMC. To assure that the product can be manufactured consistently, regulatory agencies will require us to provide documentation of the process by which the API is made and the controls applicable to that process that assure the API and the formulation of the final commercial product meet certain criteria, including purity and stability. After a product is approved, we will be required to communicate with the regulatory bodies any changes in the procedures or manufacturing site. For FDA and EMA approvals, both pharmaceutical API and commercial formulations are required to be manufactured at facilities that practice cGMP.

Environmental and Human Safety. We will not be required under United States law to provide an environment impact statement for products currently in development if the products are given at the home of the pet’s owner or in a veterinary hospital. If products might result in some type of environmental exposure or release, the environmental impact must be assessed. For approval in the EU, a risk assessment for potential human exposure will be required.

Labeling, All Other Information, and Freedom of Information Summary. We also will be required to submit the intended label for the product, and also any information regarding additional research that has been conducted with the drug, to the CVM and other regulatory bodies for review. We will draft, and submit for regulatory review, the Freedom of Information Summary for use in the United States. This summary outlines the studies and provides substantial information that CVM uses to assess the drug’s safety and effectiveness and then publishes on its website.

Regulatory Process at the FDA

To begin the development process for our products in the United States, we establish an Investigational New Animal Drug, or INAD, file with the CVM. We then hold a pre-development meeting with the CVM to reach a general agreement on the plans for providing the data necessary to fulfill requirements for an NADA. During development, we will submit pivotal protocols to the CVM for review and concurrence prior to conducting the required studies. We will gather and submit data on manufacturing, safety and effectiveness to the CVM for review, and this review will be conducted according to timelines specified in the Animal Drug User Fee Act. Once all data have been submitted and reviewed for each technical section – safety, effectiveness and CMC – the CVM will issue us a technical section complete letter as each section review is completed, and when the three letters have been issued, we will compile a draft of the Freedom of Information Summary, the proposed labeling, and all other relevant information, and submit these as an administrative NADA for CVM review. Generally, if there are no deficiencies in the submission, the NADA will be issued within four to six months after submission of the administrative NADA. After approval, we will be required to collect reports of adverse events and submit them on a regular basis to the CVM.

The CVM has an alternative approval process for drugs used in minor species, or for drugs that are used for a ‘minor use’ in a major species. This process is called MUMS which stands for minor use, minor species. For example, if it can be documented that the population of cats or dogs that contract a specific condition is below a specified number, a company can apply to the CVM for MUMS designation. Once designation has been granted, then the company must submit the same safety and CMC data as required for a full NADA, and also submit some evidence of effectiveness. After a review period, the CVM can then grant a conditional approval. This approval allows for the commercialization of the product, while completing the pivotal effectiveness study required for a full NADA. Because in many cases the CMC section of the submission takes the longest, MUMS conditional approval may not shorten the time to commercialization. Following submission, review and approval of the pivotal field effectiveness study, the CVM may grant a full NADA.

Requirements for Approval of Veterinary Biologics for Pets

There are many parallels between the requirements to receive approvals for a veterinary pharmaceutical product and a veterinary biologics product. The terminology differs but the three main components are the same: efficacy, manufacturing, and safety. USDA regulations are designed to ensure that veterinary biologics are pure, safe, potent and effective. The differences compared to pharmaceutical product regulations are based on the immunological nature of the mode of action of the product and the manufacturing process involving living organisms.

Efficacy. Documentation requirements depend significantly on product type and typically include data from preliminary dose determination studies and master seed immunogenicity/efficacy studies.

Safety. Typical safety documentation includes safety data from laboratory animal studies, typically rodents, studies in host animals, typically laboratory dogs or cats, in biocontainment, and field safety studies conducted in client-owned animals.

Manufacturing. The required documentation must include an Outline of Production, Master Seed Reports, and Summary Information Formats, or SIFs, for novel live biological products and products based on recombinant DNA technology. SIFs contain additional safety and identity data to establish proper biocontainment requirements and to conduct confirmatory testing. Other supportive documentation is product-type specific and includes in-process procedures and corresponding validation reports, potency test development report, stability reports, and veterinary biologics production and test for satisfactory three consecutive prelicensing serials (numbered lots) of product.

Other information includes labels or label sketches.

A unique requirement for veterinary biologics in the United States is that manufacturers must hold a U.S. Veterinary Biologics Establishment License to produce licensed veterinary biologicals. An establishment license will only be issued if at least one biological product qualifies for a license. Applications for veterinary biologics establishments include articles of incorporation for the applicant, qualifications of veterinary biologics personnel for key employees, water quality statement, facility blueprints, plot plans, and legends.

Regulatory Process at the USDA

Applicants are encouraged to contact the CVB early in the product development process. A licensing reviewer will be assigned to help with the regulatory process. Initially, the CVB will confirm that the proposed product meets the definition of a veterinary biologic and is subject to regulation by the CVB. The CVB then recommends that applicants submit a licensing plan, including pivotal study protocols, to the CVB for review and comment prior to initiating work that will be used to support product licensure. The USDA provides a complete list of guidance documents named “Veterinary Services Memorandums” that lay out the data requirements and regulatory process. Applicants that do not hold a U.S. Veterinary Biologics Establishment License need to submit the required documentation for the establishment and the product concurrently.

Study protocols and reports can be submitted any time after the initial applications have been made. The administrative process is facilitated by forms (APHIS Forms) that accompany the submissions and capture regulatory actions. There is no requirement to submit parts of dossiers or entire dossiers. The CVB provides official responses to submissions in hard copy mail indicating if more data are needed or that the submission was satisfactory to support licensure. When master seed and master cell reports have been found to be satisfactory, samples have to be submitted to the CVB laboratory for confirmatory testing. Once all requirements have been satisfactorily met, the CVB will issue a veterinary biological product license.

In cases of emergencies, which means there is no approved product available, the USDA will issue a time-limited conditional license after the manufacturing and safety requirements have been substantially fulfilled and a reasonable expectation of efficacy has been established. The applicant has to continue the pivotal efficacy program and product testing validation. The conditional license can be extended if reasonable progress towards full licensure can be demonstrated.

There are no statutory review times. Submissions enter the review queue in chronological order. Hence predictions of development timelines and time to approval are difficult to make. However, we believe the typical time to achieve conditional licensure is approximately three years and the typical time to achieve full licensure is approximately five years.

European Regulatory Process

The EMA is responsible for coordinating scientific evaluation of applications for marketing approval via the centralized procedure for pet therapeutics in the EU. To perform these evaluations the EMA established a specific scientific committee, the CVMP. The CVMP considers applications submitted by companies for the marketing approval of individual pet therapeutics and evaluates whether or not the medicines meet the necessary quality, safety and efficacy requirements. Assessments conducted by the CVMP are based on scientific criteria and are intended to ensure that pet therapeutics reaching the marketplace have a positive benefit-risk balance in favor of the pet population they are intended for. Based on the CVMP’s recommendation, a centralized marketing authorization is granted by the European Commission, which allows the product to be marketed throughout the EEA. The CVMP is also responsible for various post-authorization and maintenance activities, including the assessment of modifications or extensions to an existing marketing authorization.

To obtain a centralized marketing authorization from the European Commission, we must submit a marketing authorization application called a dossier. The dossier is the EMA’s equivalent of the FDA’s NADA and includes data from studies showing the quality, safety and efficacy of the product. The CVMP reviews and evaluates the dossier. For any dossier, a rapporteur and co-rapporteur are appointed from the members of the CVMP. Their role is to lead the scientific evaluation and prepare the assessment report. The rapporteur can utilize experts to assist it in performing its assessment. The report is critiqued by the co-rapporteur and other members of the CVMP before the CVMP makes its determination. The final opinion of the CVMP is generally given within 210 days of the submission of a dossier.

For products that are not eligible for centralized approval, the competent authorities of the EU Member States are responsible for granting marketing authorizations for products that are sold in their markets. Such products may be approved nationally in one Member State, or in multiple Member States via the mutual recognition procedure or the decentralized procedure.

In the EU, products for minor use or minor species (MUMS) are eligible for regulatory incentives such as free scientific advice and fee reductions. These incentives may apply, for example, if it can be documented that the population of cats or dogs that contract a specific condition is below a specified number in Europe. However, the EMA recently announced that fee reductions are only applicable to products indicated for food-producing species. An applicant may apply to the EMA for MUMS classification for any product irrespective of the intended route of approval (i.e., centralized, decentralized or national approval) and incentives may be requested for all routes of authorization. The CVMP has established guidelines specific to MUMS for data requirements, which apply to all sections of the application, i.e., quality, safety and efficacy. Consequently, there may be scope for a reduced quality data package. Similarly, the safety and efficacy sections might be abridged to a certain extent (more flexibility for the combination of dose-determination, dose-confirmation and field studies) provided reasonable evidence of safety and effectiveness are submitted. However, the CVMP and national veterinary medicines regulators have significant discretion in this respect. Overall, data requirements for demonstrating quality, efficacy and safety in the target species for minor use indications of a new medicine will be determined on a case-by-case basis. and any potential applicant should seek scientific advice on specific data requirements to guide its research and development activities.

Employees

As of January 10, 2014, we had a total of 43 employees, including 40 full-time employees. We have a total of 16 employees with D.V.M., V.M.D., M.D. or Ph.D. degrees. Within our workforce, 26 employees are engaged in research and development and 17 in business development, finance, legal, human resources, facilities, information technology and general management and administration.

Properties

Our corporate headquarters are located in Kansas City, Kansas, where we lease and occupy approximately 2,700 square feet of office space pursuant to a lease that expires on September 30, 2015 and occupy an additional approximately 800 square feet of office space pursuant to a services agreement with a term that expires on September 30, 2015, subject to the right of either party to terminate such services agreement for material breach of any provision of such services agreement upon 10 days’ prior written notice. We also maintain additional corporate office space in Boston, Massachusetts on a month-to-month basis following the end of an administrative services agreement as we plan to relocate to new corporate office space in the area.

Additionally we lease office, laboratory and manufacturing space in Del Mar, California and office and research laboratory space in Leuven, Belgium.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of December 31, 2013.

NAME	AGE	POSITION
Executive Officers
Steven St. Peter, M.D.	47	Director, President and Chief Executive Officer
Ernst Heinen, D.V.M., Ph.D.	51	Head of Drug Evaluation and Development
Craig A. Tooman	48	Chief Financial Officer and Treasurer
Linda Rhodes, V.M.D., Ph.D.	64	Director and Chief Scientific Officer
Julia A. Stephanus	55	Chief Commercial Officer
Non-employee Directors
Jay Lichter, Ph.D.(1),(2)	51	Chairman of the Board
Robert “Rip” Gerber(3)	51	Director
Ronald L. Meeusen, Ph.D.(2)(3)	62	Director
John Vander Vort, Esq.(1)	48	Director
Wendy L. Yarno(1),(2)	59	Director

(1)	Member of the nominating and corporate governance committee
(2)	Member of the compensation committee
(3)	Member of the audit committee

Executive Officers

Steven St. Peter, M.D. is one of our founders and has served as our President and Chief Executive Officer since September 2012. He has been a member of our board of directors since December 2010 and served as the chairman of our board of directors from December 2010 to September 2012. Dr. St. Peter was a managing director of MPM Asset Management LLC from January 2004 to May 2012, where he focused his investments on both venture and buyout transactions across the pharmaceuticals and medical technology industries. He has previous investment experience from Apax Partners and The Carlyle Group, two private equity firms. Dr. St. Peter was previously an assistant clinical professor of medicine at Columbia University. He received his M.D. from Washington University and completed his residency and fellowship at the Hospital of the University of Pennsylvania. Prior to his medical training, he was an investment banker at Merrill Lynch. Dr. St. Peter also holds an M.B.A. from the Wharton School of Business at the University of Pennsylvania and a B.A. in Chemistry from the University of Kansas. He is on the board of PharmAthene, Inc. and his previous board experience includes Omrix Biopharmaceuticals, Inc., Helicos Biosciences Corporation, MPM Acquisition Corp., Proteon Therapeutics, Inc. and Rhythm Pharmaceuticals, Inc. Dr. St. Peter was selected to serve on our board of directors because of his diverse background as a venture capital investor, investment banker, physician and director of several healthcare companies, which provides him with a unique perspective in serving on our board of directors.

Ernst Heinen, D.V.M., Ph.D. has served as our Head of Drug Evaluation and Development since June 2012. From 1990 to 2012, Dr. Heinen held positions of increasing responsibility at Bayer Animal Health, the animal health division of Bayer AG, where he ultimately served as vice president of research & development and veterinary technical services, Pets. Dr. Heinen currently serves on the Kansas State University Olathe Advisory Board and previously served on the boards of the Kansas City Area Development Council and the Center for Animal Health Innovation, and he is the author of dozens of scientific articles and presentations focused on the animal health industry. Dr. Heinen received a veterinary degree and a D.V.M. in veterinary microbiology from the Justus-Liebig-University of Giessen Veterinary School in Giessen, Germany, and is a certified specialist in veterinary microbiology.

Craig A. Tooman has served as our Chief Financial Officer since November 2013 and our Treasurer since January 2014. He was a member of our board of directors from April 2012 to November 2013. Mr. Tooman previously served as the chief executive officer of Avanzar Medical, Inc., a privately-held company focused on commercial oncology opportunities, since February 2012. Mr. Tooman was also the founder and principal of Stockbourne LLC, a firm that provides strategic business and financial advisory services, a position he held from January 2011 to November 2013. From July 2010 to January 2011, Mr. Tooman was the senior vice president of finance and chief financial officer of Ikaria Inc., a biotherapeutics company. From January 2005 to July 2010, Mr. Tooman was the executive vice president of finance and chief financial officer at Enzon Pharmaceuticals, a biopharmaceutical company. Prior to that, Mr. Tooman was the senior vice president of strategic planning and corporate communications at ILEX Oncology, Inc. and the vice president of investor relations at Pharmacia Corporation. Since 2011, Mr. Tooman has served on the board of directors of Insite Vision Incorporated and he is currently the chairman of its audit committee and a member of its compensation committee. He has a B.A. in Economics from Kalamazoo College and M.B.A. in Finance from the University of Chicago.

Linda Rhodes, V.M.D., Ph.D. has served as our Chief Scientific Officer since September 2012 and as a member of our board of directors since February 2011. In addition, she served as our Chief Executive Officer from February 2011 to September 2012. In 2001, Dr. Rhodes was a founding partner of AlcheraBio LLC, an animal health consulting and contract research firm, which was acquired in October 2008 by Argenta, a New Zealand animal health formulations and contract manufacturing organization, and she served as its vice president of clinical development from February 2008 to February 2011. She is an adjunct professor for the Graduate School of Animal Science at Rutgers University and is a member of the board of directors of the Alliance for Contraception in Cats and Dogs, a non-profit organization. She also serves as a member of the Scientific Advisory Board of the Found Animals Foundation. She has been a member of the board of directors of ImmuCell Corporation since 2000 and a member of its audit and compensation committees since August 2005 and is the chairman of its compensation committee. From 1998 to 2001, she was a director of production animal development projects and new technology assessment at Merial Ltd. Prior to that role, she held various research positions at Merck Research Laboratories and Sterling Winthrop Drug Company. She has held several teaching positions and worked as a bovine veterinarian in private practice. She earned her Ph.D. in Physiology/Immunology from Cornell University and her V.M.D. from the University of Pennsylvania School of Veterinary Medicine, graduating summa cum laude. She also holds a Bachelor of Arts degree from Sarah Lawrence College. Dr. Rhodes was selected to serve on our board because of her background as an accomplished entrepreneur, executive and scientist in the pet therapeutics industry.

Julia A. Stephanus has served as our Chief Commercial Officer since January 2013. From September 2010 through December 2012, Ms. Stephanus was director of the global pet franchise for Ceva Animal Health, where she oversaw the commercial development of new products as well as global marketing for strategic pet products. In 2006, Ms. Stephanus founded Summit VetPharm, the developer of Vectra, a pet parasiticide product line, and served as its president and chief executive officer until it was acquired by Ceva Animal Health in August 2010. Prior to founding Summit VetPharm, Ms. Stephanus worked in various sales and marketing positions for Pfizer Inc. and its legacy companies, where she had the commercial responsibility for, among other things, the development and global launch of two highly-profitable pet products: Rimadyl, the first NSAID approved for osteoarthritis in dogs, and Revolution, the first topical endectocide for heartworm and fleas in cats and dogs. Ms. Stephanus received a B.A. from Indiana University and has attended executive education programs at Harvard, Columbia and the Wharton School of Business at the University of Pennsylvania.

Non-Employee Directors

Jay Lichter, Ph.D. has been a member of our board of directors since December 2010 and currently serves as the Chairman of the Board. He is an experienced biotechnology and pharmaceutical business executive with 25 years of experience in management, scientific research and business development. Since 2007, Dr. Lichter has been a managing director at Avalon Ventures, an early-stage venture capital fund focused on information technology and life sciences. In that role, he led Avalon’s investments in and served as a director and chief executive officer for Afraxis, Inc., Carolus Therapeutics, Inc., Otonomy, Inc., and ReVision Therapeutics, Inc. and Zacharon Pharmaceuticals, Inc., all of which are privately-held biotechnology companies. He also led Avalon’s investments or serves on the board of Avalon’s investments in privately-held companies Sova Pharmaceuticals, Inc., Avelas Biosciences, Inc., COI Pharmaceuticals Inc. and Sitari Pharmaceuticals Corp. Dr. Lichter holds a B.S. and a Ph.D. in biochemistry from the University of Illinois. He also completed post-doctoral fellowships at Yale University and Du Pont Merck Pharmaceutical Company. We believe Dr. Lichter is qualified to serve on our board based on his experience as a venture capitalist investing in and serving on the boards of multiple life sciences companies, and his general leadership, financial and operational expertise.

Robert “Rip” Gerber has been a member of our board of directors since October 2012. Since July 2009, he has served as the president and chief executive officer of Locaid Technologies, Inc., a telecommunications software company and a leading “Location-as-a-Service” (LaaS) platform in the wireless industry, and a member of its board of directors. From June 2006 to June 2009, Mr. Gerber served as the chief marketing officer and a member of the advisory board of SignalDemand Inc., a private firm focused on producing margin optimization software. From May 2004 to May 2006, Mr. Gerber served as chief marketing officer and senior vice president of Intellisync Corporation, a public company and provider of data synchronization software to consumer mobile devices. Prior to that role, he served as senior vice president at Carlson Companies, Inc., one of the largest family-held corporations in the United States. Mr. Gerber was also on the founding executive team of Commtouch Software, Inc., where, as chief marketing officer, he was a lead executive in taking the company public in 1999. Earlier in his career, Mr. Gerber was a consultant for Deloitte & Touche LLP, a public accounting firm. Mr. Gerber serves on the board of directors of CTIA—The Wireless Association, a wireless non-profit trade group, a position he has held since January 2014. He holds an M.B.A. from Harvard Business School and a B.S. in Chemical Engineering from the University of Virginia. We believe Mr. Gerber is qualified to serve on our board because of his experience as an entrepreneur and his extensive background in operational, marketing and strategic planning.

Ronald L. Meeusen, Ph.D. has been a member of our board of directors since December 2012. He founded Cultivian Ventures L.P., a venture capital fund focused on high technology opportunities in the food and agricultural sectors, and has served as its Managing Partner since 2006. From 2005 to 2006, Dr. Meeusen served as an executive-on-loan for BioCrossroads, Inc., writing an economic development plan for the State of Indiana’s food and agricultural sectors, as well as founding the biopharmaceutical company Immune Works, LLC. From 1998 to 2005, he served as global leader of plant genetics and biotechnology at Dow AgroSciences LLC where he led the expansion of its biotechnology research and development program. Dr. Meeusen also previously worked at Seminis Vegetable Seeds, where he helped integrate acquired businesses into its vegetable seed business, and Sandoz Seeds, where he designed and led biotechnology programs. Dr. Meeusen received a Ph.D. from the University of California, Berkeley in plant cell biology, and a B.S. in plant physiology from the University of Wisconsin–Milwaukee. We believe Dr. Meeusen is qualified to serve on our board based on his significant experience as an entrepreneur, venture capitalist and executive in the biotechnology industry.

John Vander Vort, Esq. has been a member of our board of directors since September 2012. Mr. Vander Vort is currently a managing director and the chief operating officer of Charlesbank Capital Partners, a private equity firm. Mr. Vander Vort joined Charlesbank in September 2013 from MPM Asset Management LLC, a venture capital firm, where he served as a managing director, the chief operating officer and the chief compliance officer since May 2005, and he served on the board of directors of MPM Acquisition Corp., a public shell company, from February 2008 to November 2010. Prior to joining MPM Asset Management, from May 2003 until May 2005, he worked as portfolio manager for DuPont Capital Management. Prior to that, he was a general partner and co-founder of BlueStream Ventures, a venture capital firm. Previously, he was a managing director at Dain Rauscher Wessels (now the Royal Bank of Canada), where he was the head of the West Coast networking and communications investment banking group and served as an advisor to leading venture-backed technology companies. Mr. Vander Vort began his career as a corporate transaction attorney in the San Francisco office of Cooley Godward, where he represented venture capital firms and venture-backed companies. Mr. Vander Vort earned his B.A. from Amherst College and his J.D. from The University of Chicago Law School. Mr. Vander Vort was selected to serve on our board because of his background in venture capital, significant legal experience and business acumen.

Wendy L. Yarno has been a member of our board of directors since October 2013. Ms. Yarno is currently an independent consultant in the life sciences industry. Ms. Yarno retired in September 2008 from Merck & Co., Inc. following a 26-year career there in commercial and human resource positions of increasing seniority, most recently Chief Marketing Officer before she retired. In that role, Ms. Yarno led a global organization charged with all aspects of supporting pre- and post-launch commercialization of pharmaceuticals in more than 20 therapeutic areas. Prior to this role, she served as General Manager, Cardiovascular/Metabolic U.S. Business Unit, where she had P&L responsibility for Merck’s largest therapeutic area, and as Senior Vice President, Human Resources. Ms. Yarno received a B.S. in Business Administration from Portland State University and an M.B.A from Temple University. From September 2010 through September 2011, Ms. Yarno was the Chief Marketing Officer of HemoShear LLC, a biotechnology research company and leading developer of human cell-based surrogate systems for discovery and assessment of new drug compounds. Ms. Yarno has served as a director of St. Jude Medical, Inc., a Fortune 500 medical device company, since 2002 and has served as a director of Medivation, Inc., a publicly-traded biopharmaceutical company, since 2013. She also serves on the board of directors and the advisory boards of multiple privately held health care companies. We believe Ms. Yarno is qualified to serve on our board based on her extensive experience in commercialization of pharmaceutical products and in human resource management in the pharmaceutical industry.

Composition of the Board of Directors

Director Independence

Our board of directors currently consists of seven members. All of our directors, other than Steven St. Peter, M.D. and Linda Rhodes, Ph.D., D.V.M., qualify as “independent” in accordance with the listing requirements of The NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. Drs. St. Peter and Rhodes are not independent because they are both employees of Aratana. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our restated certificate of incorporation, our board of directors is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

■	the Class I directors consist of Robert “Rip” Gerber, Ronald L. Meeusen, Ph.D. and Wendy L. Yarno, and their terms expire at the annual meeting of stockholders to be held in 2014;

■	the Class II directors consist of Jay Lichter, Ph.D. and John Vander Vort, Esq., and their terms expire at the annual meeting of stockholders to be held in 2015; and

■	the Class III directors consist of Steven St. Peter, M.D. and Linda Rhodes, V.M.D., Ph.D., and their terms expire at the annual meeting of stockholders to be held in 2016.

Our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. At the current time, Jay Lichter, Ph.D., an independent director, serves as Chairman of the Board. Steven St. Peter M.D., our current President and Chief Executive Officer, also serves as a director.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related-person transactions. Our nominating and governance committee monitors the effectiveness of the corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees and Independence

Our board has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a written charter that has been approved by our board.

All of the members of each of the board’s three standing committees are independent as defined under the rules of The NASDAQ Global Market. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act.

Audit Committee

The audit committee’s responsibilities include:

■	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

■	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

■	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

■	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

■	overseeing our internal audit function;

■	discussing our risk management policies;

■	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

■	meeting independently with our internal auditing staff, registered public accounting firm and management;

■	reviewing and approving or ratifying any related-person transactions; and

■	preparing the audit committee report required by SEC rules.

The members of our audit committee are Robert “Rip” Gerber and Ronald L. Meeusen, Ph.D. The members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Each of Mr. Gerber and Dr. Meeusen is independent under the applicable rules of the SEC and The NASDAQ Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market, which the audit committee will review and evaluate at least annually. Because of the resignation of Craig Tooman from our board in connection with his appointment as our Chief Financial Officer, we have a vacancy on our audit committee and do not have a chairman of the audit committee or an “audit committee financial expert” as defined by applicable SEC rules. We intend to fill the vacancy on the audit committee with an “audit committee financial expert,” who has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations, within the cure period provided for under the NASDAQ Global Market rules.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and recommends to our board of directors the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The members of our compensation committee are Jay Lichter, Ph.D., Ronald Meeusen, Ph.D. and Wendy L. Yarno. Ms. Yarno serves as the chairman of the committee. Each of Dr. Lichter, Dr. Meeusen and Ms. Yarno is independent under the applicable rules and regulations of The NASDAQ Global Market. The compensation committee operates under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The members of our nominating and corporate governance committee are John Vander Vort, Esq., Jay Lichter, Ph.D., and Wendy L. Yarno. Mr. Vander Vort serves as the chairman of the committee. Each of Mr. Vander Vort, Dr. Lichter and Ms. Yarno is independent under the applicable rules and regulations of The NASDAQ Global Market. The nominating and corporate governance committee operates under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

During 2013, the members of our compensation committee were Mr. Tooman, who is no longer a director, but serves as our Chief Financial Officer as of November 2013, and Drs. Lichter and Meeusen. Stockholders affiliated with Drs. Lichter and Meeusen purchased shares of our series B convertible preferred stock in February 2012 and shares of our series C convertible preferred stock in December 2012, which converted into shares of our common stock upon the closing of our initial public offering in July 2013. For additional information regarding these stockholders and their equity holdings, see “Certain Relationships and Related Person Transactions—Preferred Stock Financings” and “Principal and Selling Stockholders.” No current member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2013.

Board Diversity

Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, takes into account many factors, including the following:

■	personal and professional integrity, ethics and values;

■	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

■	strong finance experience;

■	experience relevant to our industry;

■	experience as a board member or executive officer of another publicly-held company;

■	relevant academic expertise or other proficiency in an area of our operations;

■	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

■	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

■	practical and mature business judgment, including, but not limited to, the ability to make independent analytical inquiries; and

■	any other relevant qualifications, attributes or skills.

Currently, our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.aratana.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers and our other executive officers named in the 2013 Summary Compensation Table below. In 2013, our named executive officers and their positions were as follows:

■	Steven St. Peter, M.D., President and Chief Executive Officer

■	Julia A. Stephanus, Chief Commercial Officer

■	Craig A. Tooman, Chief Financial Officer

In addition, we have elected to provide disclosure in this section for the following employees who are not named executive officers but to whom we refer as named executive officers in this section for simplicity:

■	Ernst Heinen, D.V.M., Ph.D., Head of Drug Evaluation and Development

■	Linda Rhodes, V.M.D., Ph.D., Chief Scientific Officer

2013 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2012 and 2013:

NAME AND PRINCIPAL POSITION	YEAR	SALARY		BONUS		STOCK AWARDS(2)	OPTION AWARDS(2)		NON-EQUITY INCENTIVE PLAN COMPENSATION(3)	ALL OTHER COMPENSATION(4)	TOTAL
Steven St. Peter, M.D.	2013	$425,000		$—		$—	$553,040		$180,625	$13,725	$1,172,390
President and Chief Executive Officer	2012	$134,038		$70,000		$—	$57,898		$65,000	$30,000	$356,936
Craig A. Tooman(1)	2013	$88,504	(5)	$—		$941,787	$1,159,535	(7)	$17,500	$1,167	$2,208,493
Chief Financial Officer
Julia A. Stephanus	2013	$266,891		$3,750	(6)	$112,416	$431,884		$96,250	$91,083	$1,002,274
Chief Commercial Officer
Ernst Heinen, D.V.M., Ph.D.	2013	$272,359		$13,750	(6)	$—	$110,607		$96,250	$—	$492,966
Head of Drug Evaluation and Development	2012	$153,904		$20,000		$—	$24,500		$62,500	$—	$260,904
Linda Rhodes, V.M.D., Ph.D.	2013	$225,000		$—		$—	$55,304		$67,500	$10,680	$358,484
Chief Scientific Officer	2012	$275,000		$142,500		$6,000	$—		$48,125	$—	$471,625

(1)	Mr. Tooman served as a member of our board of directors until November 8, 2013, when he resigned as a director, joined our company as an employee and began serving as our Chief Financial Officer.
(2)

Amounts represent the aggregate grant date fair value of awards computed in accordance with ASC Topic 718, excluding the effects of any estimated forfeitures. The assumptions used in the valuation of these awards are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” above.

(3)	Represents awards earned during 2013 under our annual cash incentive bonus program.
(4)	Amounts for 2013 represent employer contributions under our 401(k) plan. For Ms. Stephanus, the amount also includes $81,000 in relocation expense reimbursements.
(5)

Prior to becoming an employee in November 2013, Mr. Tooman served as a member of our board of directors. Mr. Tooman resigned as a director when he became an employee. The amount shown includes $50,705 in base salary earned by Mr. Tooman as an employee during 2013 and $37,799 in director fees earned by Mr. Tooman during 2013 before becoming an employee in November 2013. Mr. Tooman’s annual base salary as an employee was $350,000 for 2013.

(6)	Represents a discretionary increase in the annual cash bonus earned under our annual cash incentive bonus program.
(7)

The amount includes $19,516 attributable to stock options awarded as compensation for director services performed by Mr. Tooman during 2013 before becoming an employee in November 2013 and $1,140,019 attributable to stock options awarded in connection with Mr. Tooman’s commencing employment with us in November 2013.

Narrative Disclosure to Compensation Tables

Employment Agreements

Steven St. Peter, M.D.

In September 2012, we entered into an employment agreement with Dr. St. Peter to serve as our President and Chief Executive Officer for an unspecified term. The agreement was amended effective June 26, 2013 in connection with our initial public offering. The employment agreement, as amended, provides for an initial base salary of $425,000 and a cash bonus under our annual cash incentive bonus program, or the Cash Bonus Plan, targeted at 50% of Dr. St. Peter’s annual base salary.

Under the terms of Dr. St. Peter’s employment agreement, if we terminate his employment without cause or he resigns for good reason, then subject to his executing a general release of claims, Dr. St. Peter will be entitled to receive 12 months of continued base salary, reimbursement of up to 12 months of insurance premiums for continuation coverage under our group health plans and accelerated vesting of all equity awards which would have vested during the 12 months following his termination had he remained employed with us, provided that if we terminate Dr. St. Peter’s employment without cause after providing him notice that his performance of certain services or activities for other entities is interfering with his performance of duties for us, then Dr. St. Peter shall only be entitled to one-half of these severance benefits. If we terminate Dr. St. Peter’s employment without cause or he resigns for good reason on account of or within the 12-month period following a change in control, referred to below as the Double-Trigger Period, then in lieu of the foregoing amounts and subject to his executing a general release of claims, Dr. St. Peter will be entitled to receive 150% of the sum of his base salary in effect at the time of termination plus the target cash bonus in effect for the year of termination, paid in equal installments over a period of 18 months, reimbursement of up to 18 months of insurance premiums for continuation coverage under our group health plans and accelerated vesting in full of all outstanding equity awards. If Dr. St. Peter’s employment is terminated due to his death or disability, he will be entitled to receive accelerated vesting of all equity awards which would have vested during the 12 months following his termination had he remained employed with us.

“Cause” for purposes of Dr. St. Peter’s employment agreement means (i) the conviction of a felony or crime involving moral turpitude or dishonesty, (ii) participation in a fraud against the company, (iii) willful and material breach of duties, (iv) intentional and material damage to company property or (v) material breach of his non-disclosure and assignment agreement with the company, in each case, after a reasonable opportunity (or 30 days with respect to willful and material breach of duties) to cure the condition constituting cause has expired. “Good reason” means (a) a material diminution in authority, duties or responsibilities, (b) a material change in work location, (c) a material diminution in base compensation or (d) a material breach of the employment agreement which remains uncured or 30 days following receipt of notice.

Dr. St. Peter’s employment agreement contains covenants pursuant to which Dr. St. Peter has agreed not to compete with the company or solicit company employees for one year following his termination of employment for any reason, provided that this period is extended to 18 months if Dr. St. Peter’s employment is terminated by us without cause or by him for good reason during the Double-Trigger Period. The agreement further provides that any payments received by Dr. St. Peter under the employment agreement in connection with a change in control that are subject to excise taxes under Section 4999 of the Internal Revenue Code will be reduced to the extent the reduction results in a greater amount being paid to Dr. St. Peter on an after-tax basis.

Craig A. Tooman

In November 2013, we entered into an employment agreement with Mr. Tooman to serve as our Chief Financial Officer for an unspecified term. Prior to becoming an employee, Mr. Tooman served as a member of our board of directors. Mr. Tooman resigned from our board of directors at the time he became an employee.

Mr. Tooman’s employment agreement provides for an initial base salary of $350,000 and a bonus under the Cash Bonus Plan targeted at 35% of Mr. Tooman’s annual base salary. If we terminate Mr. Tooman’s employment without cause or he resigns for good reason, then, subject to his executing a general release of claims, Mr. Tooman will be entitled to receive six months of continued base salary, payment of up to six months of insurance premiums for continuation coverage under our group health plans and accelerated vesting in full of all stock options granted to him for service as a director, provided that if the termination occurs during the Double-Trigger Period, Mr. Tooman will instead be entitled to receive 12 months of continued base salary, reimbursement for up to 12 months of insurance premiums for continuation coverage under our group health plans and accelerated vesting in full of all outstanding equity awards. If Mr. Tooman’s employment is terminated due to his death or disability, he will be entitled to receive accelerated vesting of all equity awards which would have vested during the 12 months following his termination had he remained employed with us.

The terms “cause” and “good reason” have substantially the same definition in Mr. Tooman’s employment agreement as in Dr. St. Peter’s employment agreement.

Mr. Tooman’s employment agreement contains covenants pursuant to which Mr. Tooman has agreed not to compete with the company for six months or solicit company employees for one year following his termination of employment for any reason. The agreement further provides that any payments received by Mr. Tooman under the employment agreement in connection with a change in control which are subject to excise taxes under Section 4999 of the Internal Revenue Code will be reduced to the extent the reduction results in a greater amount being paid to Mr. Tooman on an after-tax basis.

Julia A. Stephanus

In December 2012, we entered into an employment agreement with Ms. Stephanus to serve as our Chief Commercial Officer for an unspecified term. The agreement was amended effective June 26, 2013 in connection with our initial public offering. The employment agreement, as amended, provides for an initial base salary of $275,000 and a bonus under the Cash Bonus Plan targeted at 35% of Ms. Stephanus’s base salary.

Under the terms of Ms. Stephanus’s employment agreement, if we terminate her employment without cause or she resigns for good reason, then, subject to her executing a general release of claims, Ms. Stephanus will be entitled to receive six months of continued base salary, reimbursement for up to six months of insurance premiums for continuation coverage under our group health plans and accelerated vesting of all equity awards which would have vested during the six months following her termination had she remained employed, provided that if the termination occurs during the Double-Trigger Period, Ms. Stephanus will instead be entitled to receive 12 months of continued base salary, reimbursement for up to 12 months of insurance premiums for continuation coverage under our group health plans and accelerated vesting in full of all outstanding equity awards. If Ms. Stephanus’s employment is terminated due to her death or disability, she will be entitled to receive accelerated vesting of all equity awards which would have vested during the 12 months following her termination had she remained employed with us.

The terms “cause” and “good reason” have substantially the same definition in Ms. Stephanus’s employment agreement as in Dr. St. Peter’s employment agreement.

Ms. Stephanus’s employment agreement contains covenants pursuant to which Ms. Stephanus has agreed not to compete with the company for six months or solicit company employees for one year following her termination of employment for any reason. The agreement further provides that any payments received by Ms. Stephanus under the employment agreement in connection with a change in control which are subject to excise taxes under Section 4999 of the Internal Revenue Code will be reduced to the extent the reduction results in a greater amount being paid to Ms. Stephanus on an after-tax basis.

Ernst Heinen, D.V.M., Ph.D.

Dr. Heinen joined our company as the Head of Drug Evaluation and Development in June 2012 pursuant to an employment offer letter that provided for an initial base salary of $265,000 and a bonus under the Cash Bonus Plan targeted at 40% of Dr. Heinen’s base salary. In March 2013, we entered into an employment agreement with Dr. Heinen for an unspecified term. The agreement was amended effective June 26, 2013 in connection with our initial public offering. The employment agreement, as amended, provides for an initial base salary of $275,000 and a bonus under the Cash Bonus Plan targeted at 35% of Dr. Heinen’s base salary.

Under the terms of Dr. Heinen’s employment agreement, if we terminate his employment without cause or he resigns for good reason, then, subject to his executing a general release of claims, Dr. Heinen will be entitled to receive six months of continued base salary and reimbursement for up to six months of insurance premiums for continuation coverage under our group health plans, provided that if the termination occurs during the Double-Trigger Period, Dr. Heinen will instead be entitled to receive 12 months of continued base salary, reimbursement for up to

12 months of insurance premiums for continuation coverage under our group health plans and accelerated vesting in full of all outstanding equity awards. If Dr. Heinen’s employment is terminated due to his death or disability, he will be entitled to receive accelerated vesting of all equity awards which would have vested during the 12 months following his termination had he remained employed with us.

The terms “cause” and “good reason” have substantially the same definition in Dr. Heinen’s employment agreement as in Dr. St. Peter’s employment agreement.

Dr. Heinen’s employment agreement contains covenants pursuant to which Dr. Heinen has agreed not to compete with the company for six months or solicit company employees for one year following his termination of employment for any reason. The agreement further provides that any payments received by Dr. Heinen under the employment agreement in connection with a change in control which are subject to excise taxes under Section 4999 of the Internal Revenue Code will be reduced to the extent the reduction results in a greater amount being paid to Dr. Heinen on an after-tax basis.

Linda Rhodes, V.M.D., Ph.D.

In September 2012, we entered into an employment agreement with Dr. Rhodes to serve as our Chief Scientific Officer for an unspecified term. Pursuant to this agreement, Dr. Rhodes received a one-time special bonus of $142,500 in connection with entering into the employment agreement. The agreement was amended effective June 26, 2013 in connection with our initial public offering. The employment agreement, as amended, provides for a bonus under the Cash Bonus Plan targeted at 30% of Dr. Rhodes’s annual base salary. Effective January 2013, as provided in her employment agreement, Dr. Rhodes’s salary was decreased from $275,000 to $225,000 and the time Dr. Rhodes is required to spend performing services for the company was reduced to reflect this decrease.

Under the terms of Dr. Rhodes’s employment agreement, if we terminate her employment without cause or she resigns for good reason, then subject to her executing a general release of claims, Dr. Rhodes will be entitled to receive six months of continued base salary, reimbursement for up to six months of insurance premiums for continuation coverage under our group health plans, accelerated vesting in full of the stock option awards granted to her prior to the effective date of her employment agreement and accelerated vesting of all equity awards granted to her in conjunction with or following our initial public offering which would have vested during the six months following such termination had Dr. Rhodes remained employed with us. If Dr. Rhodes resigns her employment with us without good reason following January 1, 2014, then subject to her executing a general release of claims, Dr. Rhodes will be entitled to receive six months of continued base salary and accelerated vesting of the stock option awards granted to her prior to the effective date of her employment agreement. If we terminate Dr. Rhodes’s employment without cause or if Dr. Rhodes resigns with good reason during the Double-Trigger Period, then in lieu of the foregoing amounts and subject to her executing a general release of claims, Dr. Rhodes will be entitled to receive 12 months of continued base salary, reimbursement for up to 12 months of insurance premiums for continuation coverage under our group health plans and accelerated vesting in full of all outstanding equity awards. If Dr. Rhodes’s employment is terminated due to her death or disability, she will be entitled to receive accelerated vesting of the stock option awards granted to her prior to the effective date of her employment agreement which would have vested during the 12 months following her termination had she remained employed with us.

The terms “cause” and “good reason” have substantially the same definition in Dr. Rhodes’s employment agreement as in Dr. St. Peter’s employment agreement.

Dr. Rhodes’s employment agreement contains covenants pursuant to which Dr. Rhodes has agreed not to compete with the company for 24 months or solicit company employees for one year following her termination of employment for any reason. The agreement further provides that any payments received by Dr. Rhodes under the employment agreement in connection with a change in control which are subject to excise taxes under Section 4999 of the Internal Revenue Code will be reduced to the extent the reduction results in a greater amount being paid to Dr. Rhodes on an after-tax basis.

2013 Cash Bonus Plan

All named executive officers are eligible to participate in our discretionary Cash Bonus Plan. For each named executive officer, bonuses under the Cash Bonus Plan are generally determined by multiplying:

(Base Salary) x (Target Cash Bonus Percentage) x (Company’s Percent Achievement of Corporate Objectives)

Cash bonuses under the plan are typically prorated to reflect a partial year of service, and the board of directors reserves discretion to adjust bonuses for our named executive officers based on its own evaluations and recommendations of our compensation committee.

The named executive officers’ employment agreements establish their target annual cash bonuses, expressed as a percentage of base salary. In connection with our initial public offering and the associated changes to our named executive employment agreements discussed above, we adjusted the target bonus amounts for certain of our named executive officers during 2013. The following table provides pre-adjustment and post-adjustment target bonus amounts for our named executive officers:

NAME	PRE-ADJUSTMENT TARGET BONUS (% OF BASE SALARY)	POST-ADJUSTMENT TARGET BONUS (% OF BASE SALARY)(1)
Steven St. Peter, M.D.	35%	50%
Craig A. Tooman	—	35%
Julia A. Stephanus	35%	35%
Ernst Heinen, D.V.M., Ph.D.	40%	35%
Linda Rhodes, V.M.D., Ph.D.	20%	30%

(1)

For all executive officers other than Dr. St. Peter, the adjustments applied to the full performance year. Dr. St. Peter’s adjustment was prorated so as to apply to 50% of the performance year, resulting in an actual target bonus for 2013 equal to 42.5% of his base salary. Dr. Heinen’s target bonus amount was decreased in recognition of an increase in base salary provided under his employment agreement and to bring his target more in-line with other executive officers.

Corporate objectives for the 2013 Cash Bonus Plan were established in February 2013 by our board of directors in consultation with management and based on recommendations by our compensation committee. The 2013 goals generally related to development of a commercialization strategy, financing, out-licensing, brand-building, drug development and operational goals. In December 2013, the compensation committee determined in consultation with management that the company’s percentage achievement of corporate objectives under the 2013 Cash Bonus Plan was 100% and recommended bonuses for our named executive officers to the board for approval.

When determining the actual 2013 bonuses for our named executive officers, the board of directors considered the compensation committee’s recommendations and elected to exercise its discretion by awarding Dr. Heinen and Ms. Stephanus cash bonuses in excess of the award they would have received under the formula above. The actual award granted to each named executive officer under the 2013 Cash Bonus Plan is set forth in our 2013 Summary Compensation Table above.

Equity Compensation

We offer stock options and stock awards to our employees, including named executive officers, as the long-term incentive component of our compensation program. We typically grant equity awards to new hires upon their commencing employment with us and from time to time thereafter. Our stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. Generally, the stock options we grant vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months, subject to the employee’s continued employment with us on the vesting date. Stock option grants that were made prior to our initial public offering generally allow employees the opportunity to “early exercise” unvested stock options by purchasing shares underlying the unvested portion of an option subject to our right to repurchase any unvested shares for the lesser of the exercise price paid for the shares and the fair market value of the shares on the date of the holder’s termination of service if the employee’s service with us terminates prior to the date on which the option vests.

We grant restricted stock awards to our employees consisting of shares of our common stock which are subject to forfeiture at the time the employee’s service with us terminates. Generally, these forfeiture restrictions lapse as to 25% of the total number of shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months, subject to the employee’s continued employment with us.

Stock options and stock awards granted to our named executive officers may be subject to accelerated vesting in certain circumstances. For additional discussion, please see “—Employment Agreements” above and “—Other Elements of Compensation—Change in Control Benefits” below.

All of our named executive officers other than Mr. Tooman received stock option awards in 2013 in connection with our initial public offering. These options have an exercise price per share equal to the initial public offering price of our common stock and vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months. Ms. Stephanus also received an additional stock option award in November 2013.

Mr. Tooman received stock options as compensation for his services as a director in April 2013 and upon commencing employment with us in November 2013. Mr. Tooman’s April 2013 stock options have an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors, and vest as to 100% of the shares on the first anniversary of the date of grant. Mr. Tooman’s November 2013 stock options have an exercise price equal to the closing price per share of our common stock on the day prior to the date of grant and vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months.

Ms. Stephanus and Mr. Tooman also received restricted stock awards during 2013 in connection with their commencing employment with us. Ms. Stephanus’s stock awards vest as to 25% of the total number of shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months. Mr. Tooman’s stock awards vest as to 25% of the shares six months following the date of grant and as to 25% of the shares on each of the first three anniversaries of the date of grant, provided that if Mr. Tooman’s employment with us terminates for any reason other than cause or his resignation without good reason, a prorated portion of the shares otherwise scheduled to vest on the next scheduled vesting date will vest, with the proration based on the number of whole months elapsed since the vesting date immediately preceding the date of Mr. Tooman’s termination of service or since the date of grant if no vesting date has yet occurred.

The following table sets forth the number of options and restricted shares granted to our named executive officers in 2013:

NAMED EXECUTIVE OFFICER	NUMBER OF OPTIONS		NUMBER OF RESTRICTED SHARES
Steven St. Peter, M.D.	150,421		—
Craig A. Tooman	96,466	(1)	44,550
Julia A. Stephanus	116,851	(2)	43,404
Ernst Heinen, D.V.M., Ph.D.	30,084		—
Linda Rhodes, V.M.D., Ph.D.	15,042		—

(1)

Represents an option to purchase 90,450 shares of our common stock granted to Mr. Tooman in November 2013 in connection with his commencing employment with us and an option to purchase 6,016 shares of our common stock granted to Mr. Tooman in April 2013 as compensation for his services as a director in 2013 prior to becoming an employee.

(2)

Represents an option to purchase 15,042 shares of our common stock granted to Ms. Stephanus in connection with our initial public offering, an option to purchase 86,809 shares of our common stock granted to Ms. Stephanus in January 2013 in connection with her commencing employment with us and an option to purchase 15,000 shares of our common stock granted to Ms. Stephanus in November 2013.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan that allows eligible employees to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, on a pre-tax basis through contributions to the plan. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees generally. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees generally. We do not generally provide our named executive officers with perquisites or other personal benefits, although we have on occasion reimbursed moving expenses for named executive officers who relocate in connection with performing services for us.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.

Change in Control Benefits

As described above in the section titled “—Employment Agreements,” our named executive officers may become entitled to enhanced severance benefits upon a qualifying termination of employment that occurs in connection with a change in control of our company. In addition, all stock options granted to Mr. Tooman as compensation for his services as a director prior to becoming an employee in November 2013 and all equity awards granted to Dr. St. Peter prior to our initial public offering, will vest in full upon a change in control.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2013.

	OPTION AWARDS							STOCK AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)(10)
Steven St. Peter, M.D.	6/26/13	—		150,421	(1)	6.00	6/26/13	112,130	(5)	$2,141,683
Craig A. Tooman	8/2/12	15,042	(2)	—		0.40	8/2/22	44,550	(6)	$850,905
	4/17/13	—		6,016	(3)	5.57	4/16/23	—		—
	11/8/13	—		90,450	(1)	21.14	11/7/23	—		—
Julia A. Stephanus	6/26/13	—		15,042	(1)	6.00	6/26/23	86,809	(7)	$1,658,052
	11/17/13	—		15,000	(4)	20.13	11/16/23	43,404	(8)	$829,016
Ernst Heinen, Ph.D., D.V.M.	6/26/13	—		30,084	(1)	6.00	6/26/23	65,813	(9)	$1,257,028
Linda Rhodes, V.M.D., Ph.D.	6/26/13	—		15,042	(1)	6.00	6/26/23	—		—

(1)	The option vests and becomes exercisable as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months.
(2)

The option was granted to Mr. Tooman as compensation for his services as a director prior to becoming an employee in November 2013 and is exercisable with respect to both vested and unvested shares. Unvested shares purchased upon exercise of the option are subject to our right of repurchase in the event Mr. Tooman’s service with us terminates prior to the end of the applicable vesting term for a purchase price equal to the lesser of the exercise price paid or the fair market value of the shares on the date of the termination of service. The option vests as to 25% of the total number of option shares on each of the first four anniversaries of April 3, 2012.

(3)

The option was granted to Mr. Tooman as compensation for his services as a director prior to becoming an employee in November 2013. The option vests and becomes exercisable as to 100% of the total number of option shares on the first anniversary of the date of grant.

(4)	The option vests and becomes exercisable as to 25% of the total number of option shares on November 15, 2014 and in equal monthly installments over the ensuing 36 months.
(5)

Dr. St. Peter exercised 173,619 unvested options and paid the $0.40 per share exercise price. The exercise resulted in Dr. St. Peter holding shares in the form of restricted stock that vests as to 25% of the total number of shares on July 1, 2013 and in equal monthly installments over the ensuing 36 months, subject to his continued employment with us on the vesting date. The amount shown represents the remaining unvested restricted shares as of December 31, 2013.

(6)

Represents restricted stock granted to Mr. Tooman upon commencing employment with us in November 2013. The restricted stock vests as to 25% of the shares six months following the date of grant and as to 25% of the number of shares on each of the first three anniversaries of the date of grant.

(7)

Ms. Stephanus exercised 86,809 unvested options and paid the $0.45 per share exercise price. The exercise resulted in Ms. Stephanus holding shares in the form of restricted stock that vests as to 25% of the total number of shares on January 25, 2014 and in equal monthly installments over the ensuing 36 months. The amount shown represents the unvested restricted shares as of December 31, 2013.

(8)

Represents restricted stock granted to Ms. Stephanus in January 2013 in connection with her commencing employment with us. The restricted stock vests vest as to 25% of the total number of shares on January 25, 2014 and in equal monthly installments over the ensuing 36 months.

(9)

Dr. Heinen exercised 105,294 unvested options and paid the $0.40 per share exercise price. The exercise resulted in Dr. Heinen holding shares in the form of restricted stock that vests as to 25% of the total number of shares on June 1, 2013 and in equal monthly installments over the ensuing 36 months. The amount shown represents the remaining unvested restricted shares as of December 31, 2013.

(10)	Determined by multiplying the number of unvested shares by $19.10, the closing price of our common stock on December 31, 2013.

Recent Developments

In recognition of our named executive officers’ contributions to the strong performance of our common stock since our initial public offering in June 2013 and to reflect the increased responsibilities of our named executive officers resulting from the completion of the acquisitions of Okapi and Vet Therapeutics, our board of directors recently undertook a review of our compensation program for named executive officers and approved certain changes to our named executive officers’ compensation on January 12, 2014, based on the recommendations of our compensation committee. The compensation committee developed its recommendations in consultation with Dr. St. Peter and based upon a survey of comparable publicly held companies prepared for the committee by Radford, an Aon Hewitt company. The changes included adjustments to our named executive officers’ base salaries as well as grants of equity incentive awards intended to reward performance while promoting the creation of long-term stockholder value.

2014 Base Salaries and Target Bonuses

We have historically established base salaries for our named executive officers through negotiations with the individual named executive officer, generally at the time the named executive officer commenced employment with us, with the intent of providing base salaries at a level sufficient to attract and retain individuals with superior talent. As part of the January 2014 compensation review, our compensation committee and board of directors considered each named executive officer’s individual performance, tenure with the company and level and scope of responsibility and experience, as well as market pay practices. Based on the foregoing considerations, our board of directors approved the following increases to our named executive officers’ base salaries for 2014:

NAME	PRE-ADJUSTMENT BASE SALARY ($)	POST-ADJUSTMENT BASE SALARY ($)
Steven St. Peter, M.D.	425,000	467,500
Craig A. Tooman(1)	350,000	350,000
Julia A. Stephanus	275,000	302,500
Ernst Heinen, D.V.M., Ph.D.	275,000	302,500
Linda Rhodes, V.M.D., Ph.D.	225,000	253,125

(1)	The board elected not to increase Mr. Tooman’s base salary due to his relatively short tenure as an employee.

In addition, the board approved an increase in Dr. Rhodes’s target bonus amount from its 2013 level of 30% to 2014 target of 40% of her annual base salary. The board elected to maintain 2014 target bonus percentages for our other named executive officers at their 2013 levels.

2014 Equity Incentive Awards

Our board of directors believes that employees in a position to make a substantial contribution to the long-term success of our company should have a significant and ongoing stake in our success and that the size of such stake should reflect an employee’s ability to influence our long-term performance. Equity incentive awards not only compensate but also motivate and encourage retention of our named executive officers by providing an opportunity to participate in the ownership of the company while promoting long-term value creation for our stockholders by aligning the interests of named executive officers with the interests of our stockholders. As a result of the January 2014 compensation review, our board of directors elected to approve grants of the following equity incentive awards to our named executive officers, effective as of January 13, 2014:

NAME	STOCK OPTIONS (#)	RESTRICTED SHARES (#)
Steven St. Peter, M.D.	225,000	225,000
Craig A. Tooman(1)	25,000	—
Julia A. Stephanus	35,000	—
Ernst Heinen, D.V.M., Ph.D.	50,000	—
Linda Rhodes, V.M.D., Ph.D.	50,000	—

(1)

The board elected to provide a smaller award to Mr. Tooman than to other full-time named executive officers due to his relatively short tenure as an employee and the grant he received upon commencing employment with us in November 2013.

The options granted to our named executive officers have an exercise price per share equal to the closing market price of our common stock on the date of grant and vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months. Dr. St. Peter’s restricted shares vest in equal quarterly installments over three years following the date of grant, provided that if Dr. St. Peter’s employment with us terminates for any reason other than cause or his resignation without good reason, a prorated portion of the shares scheduled to vest on the next vesting date will vest, with the proration based on the number of whole months elapsed since the vesting date immediately preceding the date of Dr. St. Peter’s termination or since the date of grant if no vesting date has yet occurred.

Except with respect to awards granted to Dr. St. Peter, the foregoing equity incentive awards are not subject to the accelerated vesting provisions, if any, included in a named executive officer’s employment agreement that would provide accelerated vesting upon a termination without cause or resignation for good reason other than during the Double Trigger Period.

Director Compensation

Our director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Directors who are also employees of our company do not receive compensation for their service on our board of directors.

Non-employee directors receive a cash retainer for service on the board of directors and for service on each committee of which the director is a member. The chairman of each committee receives a higher retainer for such service. Cash retainers are payable quarterly in arrears. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

NAME	MEMBER ANNUAL FEE	CHAIRMAN ANNUAL FEE
Board of Directors	$30,000	$—
Audit Committee	$7,500	$15,000
Compensation Committee	$5,000	$10,000
Nominating and Corporate Governance Committee	$3,500	$7,500

We also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Each non-employee director that was serving on our board of directors upon the closing of our initial public offering in June 2013 (other than Mr. Gerber and Mr. Tooman) received an option to purchase 13,237 shares of our common stock (21,058 for Dr. Lichter). These options were granted with an exercise price equal to the initial public offering price of our common stock and vest in equal annual installments over a four-year period measured from the date of grant, subject to full accelerated vesting upon a change in control of our company. Mr. Gerber and Mr. Tooman received options to purchase 4,011 and 6,016 shares of our common stock, respectively, during 2013 prior to the closing of our initial public offering. These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors, and vest on the first anniversary of the date of grant, subject to full accelerated vesting upon a change in control of our company. In addition, Dr. Lichter and Mr. Vander Vort received grants of 9,025 and 24,067 restricted shares of our common stock, respectively, in February 2013. These shares were scheduled to vest in equal monthly installments over the 24 months following the date of grant, subject to acceleration upon our initial public offering and full accelerated vesting upon a change in control of our company. Dr. Lichter’s shares vested in full and vesting of Mr. Vander Vort’s shares accelerated 12 months in June 2013 upon completion of our initial public offering.

Under our director compensation program, each non-employee director elected to our board of directors receives an option to purchase 13,237 shares of our common stock upon commencing service on the board. These options all vest in equal annual installments over a four-year period measured from the date of grant, subject to full accelerated vesting upon a change in control of our company. Further, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director that has served on our board of directors for at least six months receives an option to purchase 6,618 shares of our common stock. These options vest in full on the first anniversary of the date of grant, subject to accelerated vesting upon a change in control of our company. All options are granted with an exercise price equal to the fair market value of our common stock on the date of grant.

The following table sets forth information regarding the compensation of our non-employee directors earned during 2013:

NAME(1)	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)(2)	OPTION AWARDS ($)(2)	TOTAL ($)
Robert Gerber	$33,750	$—	$13,012	$46,762
Jay Lichter, Ph.D.	$21,750	$23,375	$78,271	$123,396
Ronald L. Meeusen, Ph.D.	$21,250	$—	$49,201	$70,451
John Vander Vort, Esq.	$18,750	$62,334	$49,201	$130,285
Wendy L. Yarno	$7,742	$—	$224,786	$232,528

(1)

Mr. Tooman served as a member of our board of directors prior to joining our company as an employee and becoming our Chief Financial Officer in November 2013. Mr. Tooman resigned from our board when he became an employee. Amounts earned by Mr. Tooman for services performed as a director during 2013 have been included in our 2013 Summary Compensation Table above.

(2)

Amounts represent the aggregate grant date fair value of awards computed in accordance with ASC Topic 718, excluding the effects of any estimated forfeitures. The assumptions used in the valuation of these awards are discussed in “Management’s Discussion and Analysis of Financial Condition and Operations—Stock-Based Compensation” above. The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2013 by each non-employee director who was serving as of December 31, 2013.

NAME	OPTIONS OUTSTANDING AT FISCAL YEAR END (#)	UNVESTED RESTRICTED SHARES OUTSTANDING AT FISCAL YEAR END (#)
Robert Gerber	4,011	11,282
Jay Lichter, Ph.D.	21,058	—
Ronald L. Meeusen, Ph.D.	13,327	—
John Vander Vort, Esq.	13,327	3,025
Wendy L. Yarno	13,327	—

2013 Incentive Award Plan

Our board of directors has adopted, and our stockholders have approved, a 2013 Incentive Award Plan, or the Plan, which became effective on June 25, 2013. Under the Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan are summarized below. This summary is qualified by reference to the full text of the Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the Plan. The Plan is administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Internal Revenue Code, or the Code, Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of 962,695 shares of our common stock were initially reserved for issuance under awards granted pursuant to the Plan. The number of shares initially available for issuance is subject to be increased by (i) the number of shares represented by awards outstanding under our 2010 Equity Incentive Plan, or the 2010 Plan, that are forfeited or lapse unexercised and which following the effective date of the Plan are not issued under the 2010 Plan and (ii) an annual increase on January 1 of each calendar year beginning in 2014 and ending in 2023, equal to the lesser of (A) 1,203,369 shares, (B) four percent (4.0%) of the shares of common stock outstanding (on an as converted basis) on the final day of the immediately preceding calendar year and (C) such smaller number of shares as determined by our board of directors; provided, however, no more than 6,016,847 shares of common stock may be issued upon the exercise of incentive stock options. On the effective date of the Plan, the 2010 Plan was terminated, provided, that any awards outstanding under the 2010 Plan remain subject to the terms and conditions of the 2010 Plan. Shares issued under the Plan may be authorized but unissued shares or shares purchased in the open market. As of January 15, 2014, 316,099 restricted shares and 1,285,894 stock options were outstanding under the Plan, and 344,626 shares were available for issuance under the Plan.

If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any non-employee director for services as a director pursuant to the Plan during any calendar year will be 60,168, provided that a non-employee director may be granted awards under the Plan for services as a director for any one year in excess of such amount if the total awards granted to the director under the Plan for services as a director in the year do not have a grant date fair value, as determined in accordance with FASB ASC Topic 718 (or any successor thereto) in excess of $1,000,000.

Awards. The Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

■

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option will generally not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

■

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

■

Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

■

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

■

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings (either before or after one or more of (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) expenses; (xv) working capital; (xvi) earnings per share; (xvii) adjusted earnings per share; (xviii) price per share; (xix) regulatory body approval for commercialization of a product; (xx) implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; (xxi) market share; (xxii) economic value; (xxiii) revenue and (xxiv) revenue growth.

Certain Transactions. The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment, Repricing and Termination. Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

2010 Equity Incentive Plan

Our board of directors and stockholders initially adopted our 2010 Equity Incentive Plan, or the 2010 Plan, on December 23, 2010, and the 2010 Plan was subsequently amended to increase the number of shares available for issuance under it on October 28, 2011, September 5, 2012 and December 22, 2012.

No further grants are made under the 2010 Plan. However, the 2010 Plan continues to govern the terms and conditions of the outstanding awards granted under the 2010 Plan. As discussed above, shares of our common stock that are forfeited or lapse unexercised and which following the effective date of the Plan are not issued under the 2010 Plan will be available for issuance under the Plan.

Share Reserve. During the term of the 2010 Plan, we reserved an aggregate of 2,166,064 shares of our common stock for issuance under the plan.

Administration. Our board of directors administers the 2010 Plan and has the authority to determine recipients of awards and the terms of awards granted under the 2010 Plan, construe and interpret the 2010 Plan, exercise powers and authority consistent with the 2010 Plan as the board deems necessary or expedient to promote the best interests of the company and its stockholders and delegate authority under the 2010 Plan to a committee of two or more members of the board of directors. Administrative authority under the 2010 Plan will generally be delegated to the compensation committee of our board of directors.

Types of Awards. The 2010 Plan provides for the grant of non-qualified and incentive stock options, stock bonuses, restricted stock and other stock awards to directors, employees and consultants of the company or its affiliates. As of the date of this prospectus, awards of incentive stock options, non-qualified stock options and restricted stock are outstanding under the 2010 Plan.

Certain Transactions. If certain changes are made in, or events occur with respect to, our common stock without the receipt of consideration by the company, the 2010 Plan and outstanding awards will be appropriately adjusted in the class, number and, as applicable, exercise price of securities as determined by the plan administrator. In the event of a change in control or other corporate transaction of our company (each as defined in the Plan), the surviving entity may assume, continue or replace outstanding awards. If the surviving entity elects not to assume, continue or replace outstanding awards, any awards which remain unexercised at the time of the transaction will generally terminate and the company’s repurchase rights with respect to outstanding awards will generally lapse at or prior to the time of the transaction. Award agreements under the 2010 Plan may provide for accelerated vesting and/or exercisability of awards in connection with a change in control of the company.

Amendment and Termination. The board of directors may terminate, suspend or amend as it deems appropriate the 2010 Plan at any time without the approval of our stockholders, except that stockholder approval of an amendment to the 2010 Plan is required to the extent necessary to satisfy the requirements of Section 422 of the Code.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.”

Preferred Stock Financings

Series B Convertible Preferred Stock Financing. From November 2011 through February 2012, we issued and sold to investors an aggregate of 5,141,667 shares of our series B convertible preferred stock at a purchase price of $3.00 per share, for aggregate gross consideration of $15,424,998.

Series C Convertible Preferred Stock Financing. From December 2012 through February 2013, we issued and sold to investors an aggregate of 3,043,112 shares of our series C convertible preferred stock at a purchase price of $4.00 per share, for aggregate gross consideration of $12,172,448.

The participants in these convertible preferred stock financings included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings. Each share of convertible preferred stock referenced in the discussion above and the table below converted into 0.601685 shares of our common stock in connection with our initial public offering, which closed on July 2, 2013.

PARTICIPANTS	SERIES B CONVERTIBLE PREFERRED STOCK	SERIES C CONVERTIBLE PREFERRED STOCK
5% or Greater Stockholders(1)
Avalon Ventures IX, L.P.	1,333,333	375,000
Entities affiliated with Cultivian Ventures(2)	500,000	75,000
Entities affiliated with MPM BioVentures V(3)	1,333,333	375,000
	—	—

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal and Selling Stockholders.”
(2)	Represents shares held by MidPoint Food & Ag Fund, LP and MidPoint Food & Ag Co-Investment Fund, LP.
(3)	Represents shares held by MPM BioVentures V, L.P. and MPM Asset Management Investors BV5 LLC.

Some of our directors are or were at the time the transactions occurred associated with our principal stockholders as indicated in the table below:

DIRECTOR	PRINCIPAL STOCKHOLDER
Jay Lichter, Ph.D.	Avalon Ventures IX, L.P.
Ronald L. Meeusen, Ph.D.	Entities affiliated with Cultivian Ventures, LLC
John Vander Vort, Esq.	Entities affiliated with MPM BioVentures V

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain of our stockholders, including entities with which certain of our directors are affiliated. As of December 31, 2013, the holders of approximately 5,601,754 shares of our common stock were entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Office Lease

We lease our corporate headquarters, which are located in an office building in Kansas City, Kansas, from MPM Heartland House LLC. Steven St. Peter, M.D., our President and Chief Executive Officer, holds 99.99% of the outstanding membership interests of this entity. The aggregate rent and fees paid pursuant to our agreements with MPM Heartland House LLC was $8,000 for fiscal 2011, approximately $26,000 for fiscal 2012, and approximately $60,000 for fiscal 2013. In May 2013, we entered into a lease with MPM Heartland House LLC for our corporate headquarters covering the period from May 1, 2013 to September 30, 2015. The rent payable under the lease is $63,000 per year. We believe the terms of our lease agreement with MPM Heartland House are no less favorable to us than those that we could have obtained from an unaffiliated third party.

Agreements and Transactions with MPM Asset Management LLC

We have entered into three services agreements with MPM Asset Management LLC, or MPM Asset Management. John Vander Vort, Esq., one of our directors, was the chief operating officer and a general partner of MPM Asset Management, and it is an affiliate of MPM BioVentures V, L.P., one of our principal stockholders.

In January 2011, we entered into a services agreement pursuant to which we sublease office space in our corporate headquarters from MPM Asset Management and it provides us with certain office-related services. In May 2013, we entered into a services agreement, which supersedes the January 2011 agreement, pursuant to which we sublease office space in our corporate headquarters from MPM Asset Management and it provides us with certain office-related services for the period beginning on May 1, 2013 and ending on September 30, 2015. This agreement may be terminated by either party for a material breach of any provision of the agreement upon 10 days’ prior written notice. The fees payable under the agreement are $5,600 per month during the period from May 1, 2013 through September 30, 2015. In February 2013, we entered into an administrative services agreement pursuant to which we subleased our corporate office space in Boston, Massachusetts from MPM Asset Management and it provided us with certain office-related services. Pursuant to the terms of the agreement, the agreement terminated on December 31, 2013. We maintain the office space on a month to month basis. In February 2013, we also entered into a services agreement with MPM Asset Management and John Vander Vort, one of our directors, pursuant to which Mr. Vander Vort served as a consultant to us with respect to the management of our legal processes and outside law firms. This agreement was terminated effective as of September 30, 2013. We believe the terms of our agreements with MPM Asset Management were and are no less favorable to us than those that we could have obtained from an unaffiliated third party.

The aggregate rent and fees paid pursuant to our service agreements with MPM Asset Management were approximately $50,000 in each of 2011 and 2012, and approximately $159,000 in 2013. In addition, we paid MPM Asset Management approximately $304,000 in 2011 for costs incurred in 2010 in connection with our incorporation and our series A convertible preferred stock financing, and for fees related to certain consulting services performed in 2011. In 2012, we paid MPM Asset Management approximately $21,000 for certain consulting services performed in 2012.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding these agreements, see the section in this prospectus entitled “Executive and Director Compensation—Narrative Disclosure to Compensation Tables.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Related-Person Transactions

Our board of directors has adopted a written related person transaction policy, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2013 by:

■	each person known by us to beneficially own more than 5% of our common stock;

■	each of our named executive officers;

■	each of our directors;

■	all of our executive officers and directors as a group; and

■	each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 24,097,738 shares of common stock outstanding as of December 31, 2013, which includes 670,374 shares of restricted common stock that are subject to vesting restrictions and are not considered outstanding for accounting purposes. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of December 31, 2013 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is 1901 Olathe Blvd., Kansas City, Kansas 66103. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Beneficial ownership of each selling stockholder is based on information provided by that selling stockholder.

					SHARES BENEFICIALLY OWNED AFTER THIS OFFERING
	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING		SHARES BEING OFFERED IN THIS OFFERING		BASE OFFERING		UNDERWRITERS’ OPTION
NAME OF BENEFICIAL OWNER	NUMBER	PERCEN TAGE	BASE OFFERING	UNDER WRITERS’ OPTION	NUMBER	PERCEN TAGE	NUMBER	PERCEN TAGE
5% or Greater Stockholders
Entities affiliated with Avalon Ventures(1)	4,179,568	17.3%	—	825,000	4,179,568	14.4%	3,354,568	11.5%
Entities affiliated with Cultivian Ventures(2)	1,335,189	5.5%	500,000	—	835,189	2.9%	835,189	2.9%
Entities affiliated with MPM BioVentures V(3)	4,351,048	18.1%	—	—	4,351,048	15.0%	4,351,048	14.9%

Executive Officers and Directors
Robert “Rip” Gerber(4)	15,042	*	—	—	15,042	*	15,042	*
Ernst Heinen, Ph.D., D.V.M.(5)	105,294	*	—	—	105,294	*	105,294	*
Jay Lichter, Ph.D.(1)	4,179,568	17.3%	—	825,000	4,179,568	14.4%	3,354,568	11.5%
Ronald L. Meeusen, Ph.D.(2)	1,335,189	5.5%	500,000	—	835,189	2.9%	835,189	2.9%
Linda Rhodes, V.M.D., Ph.D.(6)	466,305	1.9%	—	—	466,305	1.6%	466,305	1.6%
Steven St. Peter, M.D.(7)	616,187	2.6%	—	—	616,187	2.1%	616,187	2.1%
Julia A. Stephanus(8)	134,552	*	—	—	134,552	*	134,552	*
Craig A. Tooman(9)	59,592	*	—	—	59,592	*	59,592	*
John Vander Vort, Esq.(10)	24,067	*	—	—	24,067	*	24,067	*
Wendy L. Yarno	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)	6,935,796	28.8%	6,435,796	5,610,796	6,435,796	22.1%	5,610,796	19.2%

Other Selling Stockholder
RaQualia Pharma Inc.(11)	1,103,088	4.6%	1,000,000	—	103,088	*	103,088	*

*	Less than 1%.
(1)

Consists of (i) 4,170,543 shares of common stock held by Avalon Ventures IX, L.P. and (ii) 9,025 shares of common stock held by Avalon Ventures IX Management, LLC Jay Lichter is the manager of Avalon Ventures IX Management, LLC and shares voting and dispositive power over the shares held by it. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Brady Bohrmann, Doug Downs and Jay Lichter are managing directors of Avalon Ventures IX, L.P. and share voting and dispositive power over the shares held by it. Each disclaims beneficial ownership of the securities reported herein except to the extent of his respective pecuniary interest therein. The address for Avalon Ventures IX Management, LLC and Avalon Ventures IX, L.P. is c/o Avalon Ventures, 1134 Kline Street, La Jolla, CA 92037.

(2)

Consists of (i) 1,214,757 shares of common stock held by MidPoint Food & Ag Fund, LP and (ii) 120,432 shares of common stock held by MidPoint Food & Ag Co-Investment Fund, LP. Cultivian Ventures, LLC is the general partner of MidPoint Food & Ag Fund, LP and MidPoint Food & Ag Co-Investment Fund, LP. Ronald L. Meeusen and Andrew M. Ziolkowski are the managing members of Cultivian Ventures, LLC and have shared power to vote, hold and dispose of the shares held by it. Each disclaims beneficial ownership of the securities reported herein except to the extent of his respective pecuniary interest therein. The address for each of MidPoint Food & Ag Fund, LP and MidPoint Food & Ag Co-Investment Fund, LP is 11550 N. Meridian Street, Suite 310, Carmel, IN 46032.

(3)

Based on a Schedule 13D filed with the SEC on August 7, 2013, consists of (i) 4,188,027 shares of common stock held by MPM BioVentures V, L.P. and (ii) 163,021 shares of common stock held by MPM Asset Management Investors BV5 LLC. MPM BioVentures V GP, LLC, or MPM V GP, is the general partner of MPM BioVentures V, L.P. MPM BioVentures V LLC, or MPM V LLC, is the managing member of MPM V GP and MPM Asset Management Investors BV5 LLC. Luke Evnin, Todd Foley, Ansbert Gadicke, Vaughn Kailian and James Paul Scopa are the members of MPM V LLC and have shared power to vote, hold and dispose of the shares held by MPM BioVentures V, L.P. and MPM Asset Management Investors BV5 LLC. Each disclaims beneficial ownership of the securities reported herein except to the extent of his respective pecuniary interest therein. The address for funds managed by MPM V LLC is 200 Clarendon St., 54th Floor, Boston, MA 02116.

(4)

Consists of (i) 3,760 shares of common stock held directly and (ii) 11,282 shares of restricted stock issued upon early exercise of options, all of which will be unvested within 60 days of December 31, 2013.

(5)

Consists of (i) 39,481 shares of common stock held directly and (ii) 65,813 shares of restricted stock issued upon early exercise of options, 6,579 of which will be vested within 60 days of December 31, 2013.

(6)	Consists solely of 466,305 shares of common stock held directly.
(7)

Represents (i) 254,290 shares of common stock held directly, (ii) 86,997 shares of common stock held by Vie Venture LLC, a Delaware limited liability company of which Dr. St. Peter is the sole manager, (iii) 162,770 shares of restricted stock, 32,553 of which will be vested within 60 days of December 31, 2013, and (iv) 112,130 shares of common stock issued upon early exercise of options, 10,851 of which will be vested within 60 days of December 31, 2013. Does not include 225,000 shares of restricted stock granted to Dr. St. Peter on January 13, 2014.

(8)

Consists of (i) 4,339 shares of common stock held directly, (ii) 43,404 shares of restricted stock, 11,755 of which will be vested within 60 days of December 31, 2013, and (iii) 86,809 shares of common stock issued upon early exercise of options, 23,510 of which will be vested within 60 days of December 31, 2013.

(9)

Consists of (i) 44,550 shares of restricted stock, all of which will be unvested within 60 days of December 31, 2013, and (ii) 15,042 shares of common stock issuable upon exercise of an option that is exercisable within 60 days of December 31, 2013.

(10)	Consists of (i) 22,044 shares of common stock held directly and 2,023 shares of restricted stock, all of which will be vested within 60 days of December 31, 2013.
(11)

RaQualia Pharma Inc. is a JASDAQ-listed company organized under the laws of Japan and exercises voting and investment control over the shares held by it. The address for RaQualia Pharma Inc. is 5-2 Taketoyo, Aichi 470-2341, Japan.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to our certificate of incorporation and bylaws. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

As of January 15, 2014, there were 24,322,738 shares of our common stock outstanding and held of record by approximately 87 stockholders, which includes 876,458 shares of restricted common stock that are subject to vesting restrictions and are not considered outstanding for accounting purposes.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions or licensings, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of December 31, 2013, options to purchase an aggregate of 949,401 shares of our common stock at a weighted average exercise price of $11.41 per share were outstanding.

Registration Rights

As of December 31, 2013, holders of 5,601,754 shares of our common stock were entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to a second amended and restated investors’ rights agreement by and among us and certain of our stockholders. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If the holders of at least a majority of the registrable securities request in writing that we effect a registration with respect to their shares in an offering with an anticipated aggregate offering price of at least $5,000,000, we may be required to register their shares. We are obligated to effect at most two registrations for the holders of registrable securities in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become entitled under the Securities Act to register our shares on Form S-3 a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3 and the reasonably anticipated price to the public of the offering is $1,000,000 or more, we will be required to use our best efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, within the preceding 12 months, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a single special counsel for the selling securityholders, blue sky fees and expenses and the expenses of any special audits incident to the registration.

Termination of Registration Rights

The registration rights terminate upon the earlier of July 2, 2018, or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our restated certificate of incorporation and amended and restated bylaws include provisions that:

■	authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

■	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

■	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of the Board, the Chief Executive Officer or the President;

■

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

■	provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding stock entitled to vote;

■	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

■	establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered terms;

■	specify that no stockholder is permitted to cumulate votes at any election of the board of directors; and

■	require a super majority of votes to amend certain of the above-mentioned provisions.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

■

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

■

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers of the corporation, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

NASDAQ Global Market

Our common stock is listed on The NASDAQ Global Market under the symbol “PETX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2013, we will have outstanding an aggregate of approximately 29,097,738 shares of common stock. Of these shares:

■

The shares of common stock sold in this offering and 6,112,500 shares of common stock sold in our initial public offering to non-affiliates, together with any other shares that have been sold pursuant to Rule 144 under the Securities Act, will be freely tradeable without restriction or further registration under the Securities Act unless purchased by one of our affiliates;

■	Approximately 11.4 million shares of our common stock are subject to the lock-up agreements with the underwriters described below and cannot be sold until the expiration of those agreements; and

■

Any remaining shares are “restricted securities” as that term is defined in Rule 144 under the Securities Act, held by non-affiliates and will be eligible for sale only if they are registered under the Securities Act or qualify for an exemption from registration under Rule 144 under the Securities Act as described below.

Of the 11.4 million shares subject to the lock-up agreements, approximately 6.4 million shares are held by our affiliates and approximately 5.0 million shares are held by our non-affiliates (including 4,351,048 shares held by entities affiliated with MPM BioVentures V), and following expiration or waiver of the lock-up agreements will continue to be subject to the Rule 144 resale restrictions described below.

Lock-Up Agreements

We and each of our directors and executive officers, together with their affiliated entities, each of the selling stockholders and entities affiliated with MPM BioVentures V, L.P., have agreed that we and they will not, subject to limited exceptions that are described in more detail in the section in this prospectus entitled “Underwriting—No Sales of Similar Securities,” during the period ending 90 days (or, in the case of certain entities affiliated with MPM BioVentures V, L.P., 30 days) after the date of this prospectus:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or

■

otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock, currently or hereafter owned either of record or beneficially; or

■	publicly announce an intention to do any of the foregoing.

Jefferies LLC, Barclays Capital Inc. and William Blair & Company, L.L.C., the representatives of the underwriters in this offering, may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately 290,977 shares immediately after this offering; or

■	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and The NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Equity Plans

We have filed a registration statement on Form S-8 under the Securities Act registering all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. Accordingly, the resale of such shares by non-affiliates are permitted in the public market without restriction under the Securities Act and the sale by affiliates in the public market are permitted subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of December 31, 2013, the holders of 5,601,754 shares of common stock or their transferees were entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of any lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

■	U.S. expatriates and certain former citizens or long-term residents of the United States;

■	persons subject to the alternative minimum tax;

■	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

■	banks, insurance companies, and other financial institutions;

■	real estate investment trusts or regulated investment companies;

■	brokers, dealers or traders in securities;

■	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

■	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

■	tax-exempt organizations or governmental organizations;

■	persons deemed to sell our common stock under the constructive sale provisions of the Code;

■	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

■	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for United States federal income tax purposes. A U.S. person is any of the following:

■	an individual who is a citizen or resident of the United States;

■	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

■	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

■

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

■

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

■	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

■	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated as of the date of this prospectus, among us, the selling stockholders and Jefferies LLC, Barclays Capital Inc. and William Blair & Company, L.L.C., as the representatives of the underwriters named below and the joint book-running managers of this offering, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITERS	NUMBER OF SHARES
Jefferies LLC	2,502,500
Barclays Capital Inc.	2,210,000
William Blair & Company, L.L.C.	1,040,000
JMP Securities LLC	552,500
Craig-Hallum Capital Group LLC	195,000

Total	6,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholders subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.684 per share of common stock. After the offering, the public offering price and concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$19.00	$19.00	$95,000,000	$97,850,000
Underwriting discounts and commissions paid by us	$1.14	$1.14	$5,700,000	$5,871,000
Proceeds to us, before expenses	$17.86	$17.86	$89,300,000	$91,979,000
Underwriting discounts and commissions paid by selling stockholders	$1.14	$1.14	$1,710,000	$2,650,500
Proceeds to selling stockholders	$17.86	$17.86	$26,790,000	$41,524,500

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.3 million. We have also agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $25,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, as set forth in the underwriting agreement. The underwriters have agreed to reimburse us for $237,500 of our expenses and the selling stockholders for $71,250 of their expenses in connection with the offering. If the underwriters exercise the option to purchase additional shares in full, the underwriters have agreed to reimburse us for up to an additional $7,125 and the selling stockholders for up to an additional $39,188.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “PETX.”

Option to Purchase Additional Shares

A selling stockholder and the Company have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 825,000 and 150,000 shares from the stockholder and the Company, respectively, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors, MPM BioVentures V, L.P. and MPM Asset Management Investors BV5 LLC (collectively, “MPM”) together with their affiliated entities, and each of the selling stockholders have agreed that, without the prior written consent of each of Jefferies LLC, Barclays Capital Inc. and William Blair & Company, L.L.C., we and they will not directly or indirectly:

■

offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

■

enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

■	publicly disclose the intention to do any of the foregoing,

for a period of 90 days (or 30 days, in the case of MPM) after the date of this prospectus. However, in the case of our officers, directors and stockholders, these lock-up restrictions will not apply to:

■	bona fide gifts made by the holder;

■	the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards;

■

transfers of common stock or any security convertible into or exercisable for common stock to an immediate family member, an immediate family member of a domestic partner or a trust for the benefit of the undersigned, a domestic partner or an immediate family member;

■

transfers of shares of common stock or any security convertible into or exercisable for common stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the holder, a domestic partner and/or one or more family members of the holder or the holder’s domestic partner in a transaction not involving a disposition for value;

■	transfers of shares of common stock or any security convertible into or exercisable for common stock upon death by will or intestate succession;

■	distributions of shares of common stock or securities convertible into or exercisable for common stock to members, partners or stockholders of the holder;

■

the exercise of any option, warrant or other right to acquire shares of common stock, the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units, or the conversion of any convertible security into our securities;

■	securities transferred to one or more affiliates of the holder and distributions of securities to partners, members or stockholders of the holder;

■	transactions relating to securities acquired in open market transactions after the date of this prospectus; or

■

the entry into a trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act, provided that such plan does not provide for any sales or other dispositions of shares of common stock during the 90-day restricted period.

However, for certain of these transfers prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of common stock in connection with such permitted transfers. Additionally, except for transfers related to securities acquired on the open market or in this offering or to the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards, as described above, any transferee under the excepted transfers above must agree in writing, prior to the transfer, to be bound by the lock-up agreements.

Additionally, in our case, the lock-up restrictions will not apply to:

■	unless the holder is an officer or director of the company, or an affiliate thereof, shares sold in this offering;

■

equity-based awards granted pursuant to our equity incentive plans referred to in this prospectus, including any amendments to those plans, and shares of common stock issued upon the exercise of any equity-based awards;

■	shares of common stock issued upon the conversion of outstanding securities described in this prospectus;

■	the filing of a registration statement on Form S-8 relating to register shares issuable pursuant to our equity incentive plans;

■

shares of common stock or any securities convertible into, or exercisable, or exchangeable for, shares of common stock, sold or delivered in connection with any merger, acquisition or strategic investment (including any joint venture, strategic alliance or partnership), collaboration, co-promotion or distribution agreement, or the acquisition or in-licensing of any business, products or technologies, as long as (x) the aggregate number of shares of common stock issued or issuable does not exceed 5% of the number of shares of common stock outstanding immediately after this offering, and (y) each recipient of any such shares or other securities agrees to restrictions on the resale of such securities that are consistent with the lock-up agreements described above.

Jefferies LLC, Barclays Capital Inc. and William Blair & Company, L.L.C., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Jefferies LLC, Barclays Capital Inc. and William Blair & Company, L.L.C. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, or publish or express independent research views in respect of such securities or instruments, and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

NOTICE TO INVESTORS

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

■

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

■	where no consideration is given for the transfer; or

■	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Boston, Massachusetts and Polsinelli PC, Kansas City, Missouri. Covington & Burling LLP, New York, New York, is counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements of Aratana Therapeutics, Inc. as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 and, cumulatively, for the period from December 1, 2010 (date of inception) to December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Squar, Milner, Peterson, Miranda and Williamson, LLP, an independent registered public accounting firm, has audited the financial statements of Vet Therapeutics, Inc. as of September 30, 2013 and December 31, 2012, and for the nine month period ended September 30, 2013 and the year ended December 31, 2012 as set forth in their report dated December 19, 2013, which is included in this prospectus. Such financial statements are included in reliance on Squar, Milner, Peterson, Miranda and Williamson, LLP’s aforementioned report, given on their authority as experts in accounting and auditing.

The financial statements of Okapi Sciences NV as of and for the years ended December 31, 2012 and 2011, included in this prospectus, have been audited by Deloitte Bedrijfsrevisoren, an independent registered public accounting firm in Belgium, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

PAGE
ARATANA THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2011 and 2012	F-3
Statements of Operations and Comprehensive Loss for the years ended December 31, 2011 and 2012 and for the cumulative period from inception (December 1, 2010) to December 31, 2012	F-4
Statement of Changes in Convertible Preferred Stock and Stockholders’ Deficit for the period from inception (December 1, 2010) to December 31, 2012	F-5
Statements of Cash Flows for the years ended December 31, 2011 and 2012 and for the cumulative period from inception (December 1, 2010) to December 31, 2012	F-6
Notes to Financial Statements	F-7

Interim Financial Statements (Unaudited):

Balance Sheets as of September 30, 2013 and December 31, 2012 (unaudited)	F-34

Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2013 and 2012 (unaudited) and for the cumulative period from inception (December 1, 2010) to September 30, 2013 (unaudited)

F-35
Statements of Changes in Convertible Preferred Stock and Stockholders’ Equity (Deficit) (unaudited)	F-36
Statements of Cash Flows for the nine months ended September 30, 2013 and 2012 (unaudited) and for the cumulative period from inception (December 1, 2010) to September 30, 2013 (unaudited)	F-37
Notes to Financial Statements (unaudited)	F-38

VET THERAPEUTICS, INC.

Independent Auditors’ Report	F-56
Balance Sheets as of September 30, 2013 and December 31, 2012	F-57
Statements of Operations for the nine months ended September 30, 2013 and the year ended December 31, 2012	F-58
Statement of Changes in Stockholders’ Deficit for the nine months ended September 30, 2013 and the year ended December 31, 2012	F-59
Statements of Cash Flows for the nine months ended September 30, 2013 and the year ended December 31, 2012	F-60
Notes to Financial Statements	F-61

OKAPI SCIENCES NV

Independent Auditors’ Report	F-72
Balance Sheets as of December 31, 2012 and 2011	F-73
Statements of Operations for the years ended December 31, 2012 and 2011 and for the cumulative period from inception (December 20, 2007) to December 31, 2012	F-74
Statement of Changes in Stockholders’ Equity	F-75
Statements of Cash Flows for the years ended December 31, 2012 and 2011 and for the cumulative period from inception (December 20, 2007) to December 31, 2012	F-76
Notes to Financial Statements	F-77

Interim Financial Statements (Unaudited):

Balance Sheets as of September 30, 2013 and December 31, 2012 (unaudited)	F-86
Statements of Operations for the nine months ended September 30, 2013 and 2012 (unaudited) and for the cumulative period from inception (December 20, 2007) to September 30, 2013 (unaudited)	F-87
Statement of Changes in Stockholders’ Equity (Deficit) (unaudited)	F-88
Statements of Cash Flows for the nine months ended September 30, 2013 and 2012 (unaudited) and for the cumulative period from inception (December 20, 2007) to September 30, 2013 (unaudited)	F-89
Notes to Financial Statements (unaudited)	F-90

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aratana Therapeutics, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of changes in convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Aratana Therapeutics, Inc. (a development stage enterprise) at December 31, 2011 and December 31, 2012, and the results of its operations and comprehensive loss and its cash flows for each of the two years in the period ended December 31, 2012 and, cumulatively, for the period from December 1, 2010 (date of inception) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company faces significant challenges and uncertainties and will require additional financing to fund future operations. Management’s plans in regard to these matters are also described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 20, 2013, except for the effect of the reverse

stock split as described in Note 17, as to which

the date is May 23, 2013, and except for the

third and fourth paragraphs in Note 1, as to

which the date is January 21, 2014

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	DECEMBER 31,
	2011	2012

Assets
Current assets:
Cash and cash equivalents	$6,002	$13,973
Short-term marketable securities	6,382	6,382
Receivable from stockholder	—	650
Prepaid expenses and other current assets	25	25

Total current assets	12,409	21,030
Property and equipment, net	23	19
Restricted cash	141	141
Other long-term assets	—	32

Total assets	$12,573	$21,222

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$225	$761
Accrued expenses	396	1,361
Deferred income	—	800
Other current liabilities	68	562

Total current liabilities	689	3,484
Other long-term liabilities	—	96

Total liabilities	689	3,580

Commitments and contingencies (Notes 6, 8 and 12)
Series A convertible preferred stock; $0.001 par value; 10,000,000 shares authorized, 9,999,999 shares issued and outstanding at December 31, 2011 and 2012, respectively (liquidation preference of $10,809 and $11,674 at December 31, 2011 and 2012, respectively)	9,951	9,951
Series A-1 convertible preferred stock; $0.001 par value; 2,750,000 shares authorized, 2,750,000 shares issued and outstanding at December 31, 2011 and 2012 (liquidation preference of $5,500 at December 31, 2011 and 2012)	4,662	4,662
Series B convertible preferred stock; $0.001 par value; 5,166,667 shares authorized at December 31, 2011 and 2012, 2,570,833 shares issued and outstanding at December 31, 2011 and 5,141,667 shares issued and outstanding at December 31, 2012 (liquidation preference of $7,814 and $16,691 at December 31, 2011 and 2012, respectively)	7,542	15,241
Series C convertible preferred stock; $0.001 par value; 3,000,000 shares authorized at December 31, 2012, 2,349,541 shares issued and outstanding at December 31, 2012 (liquidation preference of $9,404 at December 31, 2012)	—	9,343

Stockholders’ deficit:
Common stock; $0.001 par value; 20,916,667 and 25,016,667 shares authorized at December 31, 2011 and 2012, respectively; 300,841 and 830,823 shares issued and outstanding at December 31, 2011 and 2012, respectively	—	1
Additional paid-in capital	303	654
Deficit accumulated during the development stage	(10,574)	(22,210)

Total stockholders’ deficit	(10,271)	(21,555)

Total liabilities, convertible preferred stock and stockholders’ deficit	$12,573	$21,222

The accompanying notes are an integral part of these financial statements.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,		CUMULATIVE PERIOD FROM INCEPTION (DECEMBER 1, 2010) TO DECEMBER 31, 2012
	2011	2012
Revenue	$—	$—	$—
Operating expenses
Research and development	2,196	7,291	9,487
General and administrative	1,274	2,987	4,570
In-process research and development	—	1,500	8,025

Total operating expenses	3,470	11,778	22,082

Loss from operations	(3,470)	(11,778)	(22,082)

Other income (expense)
Interest income	6	21	27
Other income	—	121	121

Total other income (expense)	6	142	148

Net loss and comprehensive loss	(3,464)	(11,636)	$(21,934)

Modification of Series A convertible preferred stock	(276)	—
Unaccreted dividends on convertible preferred stock	(902)	(2,035)

Net loss attributable to common stockholders	$(4,642)	$(13,671)

Net loss per share attributable to common stockholders, basic and diluted	$(15.43)	$(34.53)

Weighted average shares outstanding, basic and diluted	300,841	395,918

The accompanying notes are an integral part of these financial statements.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share data)

	SERIES A CONVERTIBLE PREFERRED STOCK		SERIES A-1 CONVERTIBLE PREFERRED STOCK		SERIES B CONVERTIBLE PREFERRED STOCK		SERIES C CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	PAR VALUE
Balance at Inception (December 1, 2010)	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock to founders	—	—	—	—	—	—	—	—	300,841	—	1	—	1
Issuance of Series A convertible preferred stock, net of issuance cost of $49	9,999,999	9,951	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 convertible preferred stock, net of issuance cost of $13	—	—	2,750,000	4,662	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,834)	(6,834)

Balance at December 31, 2010	9,999,999	9,951	2,750,000	4,662	—	—	—	—	300,841	—	1	(6,834)	(6,833)
Issuance of Series B convertible preferred stock, net of issuance cost of $171	—	—	—	—	2,570,833	7,542	—	—	—	—	—	—	—
Compensation expense related to stock options	—	—	—	—	—	—	—	—	—	—	26	—	26
Modification of Series A convertible preferred stock	—	—	—	—	—	—	—	—	—	—	276	(276)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,464)	(3,464)

Balance at December 31, 2011	9,999,999	9,951	2,750,000	4,662	2,570,833	7,542	—	—	300,841	—	303	(10,574)	(10,271)
Issuance of Series B convertible preferred stock, net of issuance cost of $13	—	—	—	—	2,570,834	7,699	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock, net of issuance cost of $55	—	—	—	—	—	—	2,349,541	9,343	—	—	—	—	—
Compensation expense related to stock options and restricted stock awards	—	—	—	—	—	—	—	—	—	—	106	—	106
Vesting of restricted stock awards	—	—	—	—	—	—	—	—	15,042	—	139	—	139
Vesting of stock awards early exercised	—	—	—	—	—	—	—	—	514,940	1	106	—	107
Net loss	—	—	—	—	—	—	—	—	—	—	—	(11,636)	(11,636)

Balance at December 31, 2012	9,999,999	$9,951	2,750,000	$4,662	5,141,667	$15,241	2,349,541	$9,343	830,823	$1	$654	$(22,210)	$(21,555)

The accompanying notes are an integral part of these financial statements.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	YEAR ENDED DECEMBER 31,		CUMULATIVE PERIOD FROM INCEPTION (DECEMBER 1, 2010) TO DECEMBER 31, 2012
	2011	2012
Cash flows from operating activities
Net loss	$(3,464)	$(11,636)	$(21,934)
Adjustments to reconcile net loss to net cash used in operating activities:
Acquired in-process research and development	—	1,500	8,025
Stock-based compensation expense	26	106	132
Depreciation expense	4	13	17
Changes in operating assets and liabilities:
Prepaid expenses	(4)	—	(25)
Other assets	(21)	(32)	(32)
Accounts payable	(146)	536	761
Accrued expenses	396	965	1,361
Deferred income	—	800	800
Other liabilities	68	(68)	—

Net cash used in operating activities	(3,141)	(7,816)	(10,895)

Cash flows from investing activities
Purchases of property and equipment	(27)	(10)	(37)
Purchases of marketable securities	(6,382)	(6,627)	(13,009)
Sales of marketable securities	—	6,627	6,627
Purchase of in-process research and development	—	(1,000)	(7,525)
Change in restricted cash	(140)	—	(140)

Net cash used in investing activities	(6,549)	(1,010)	(14,084)

Cash flows from financing activities
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	—	—	9,951
Proceeds from issuance of Series A-1 convertible preferred stock, net of issuance costs	—	—	4,662
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	7,542	7,699	15,241
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	—	8,693	8,693
Proceeds from issuance of restricted stock	—	139	139
Proceeds from stock option exercises	—	266	266

Net cash provided by financing activities	7,542	16,797	38,952

Net increase (decrease) in cash and cash equivalents	(2,148)	7,971	13,973
Cash and cash equivalents, beginning of year	8,150	6,002	—

Cash and cash equivalents, end of year	$6,002	$13,973	$13,973

Supplemental disclosure of noncash investing and financing activities:
Accrued third-party milestone payment	$—	$500	$500

The accompanying notes are an integral part of these financial statements.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Nature of the Business and Basis of Presentation

Aratana Therapeutics, Inc. (the “Company”) (a development stage enterprise) was incorporated on December 1, 2010 under the laws of the State of Delaware. The Company is a biopharmaceutical company focused on the licensing, development and commercialization of innovative prescription medicines for pets (“pet therapeutics”). The Company has licensed and is developing three compounds: a selective prostaglandin E receptor 4 (“EP4”) antagonist (AT-001) for the treatment of pain and inflammation associated with osteoarthritis in dogs and cats; a ghrelin agonist (AT-002) for inappetence in cats and dogs; and a bupivacaine liposome injectable suspension (AT-003) for the treatment of post-operative pain in cats and dogs. Since its inception, the Company has devoted substantially all of its efforts to research and development, recruiting management and technical staff, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage.

The Company is subject to risks common to companies in the biotechnology and pharmaceutical industries. There can be no assurance that the Company’s licensing efforts will identify viable product candidates, that the Company’s research and development will be successfully completed, that adequate protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. The Company operates in an environment of substantial competition from other animal health companies. In addition, the Company is dependent upon the services of its employees and consultants, as well as third-party contract research organizations and manufacturers.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company is in the development stage and has incurred recurring losses and negative cash flows from operations and has cumulative net losses of $21,934 from inception (December 1, 2010) to December 31, 2012. Management believes that current cash, cash equivalents and marketable securities on hand at December 31, 2013 should be sufficient to fund operations at least through September 30, 2014. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations, to fund increased research and development costs in order to seek approval for commercialization of its product candidates and to fund the payment of its debt obligations, including $17,889 of promissory notes related to the acquisitions of Vet Therapeutics and Okapi Sciences NV which are due on December 31, 2014. The Company’s failure to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategies as this capital is necessary for the Company to perform the research and development activities required to develop the Company’s product candidates in order to generate future revenue streams.

Management of the Company is currently pursuing a public offering to raise the additional capital needed to continue planned operations. There can be no assurance the Company will be successful in completing this offering on acceptable terms or at all. In the event the Company does not complete a public offering, the Company will seek additional funding through new license arrangements or private financings. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into new license arrangements. Arrangements with others may require the Company to relinquish rights to certain of its technologies or product candidates. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company needs additional funds and it is unable to obtain funding on a timely basis, the Company will need to significantly curtail its research and development activities in an effort to provide sufficient funds to continue its operations, which would adversely affect its research and development activities and business prospects.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Certain amounts have been reclassified to conform to the current year presentation.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuation of common stock and stock-based awards and the accrual of research and development expenses. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with stated maturities of three months or less from the date of purchase as cash equivalents. As of December 31, 2011, cash equivalents consisted of certificates of deposit (“CDs”). The company held no cash equivalents as of December 31, 2012.

Restricted Cash

The Company uses a collateralized letter of credit for its operations. Per the terms of a loan agreement, the Company has posted collateral to UMB N.A. to collateralize future obligations. The Company classifies the collateral as restricted cash. As of December 31, 2011 and 2012, the restricted cash was invested by the bank in a CD.

Marketable Securities

The Company classifies all highly liquid investments with stated maturities of greater than three months from the date of purchase as marketable securities. The Company determines the appropriate classification of investments in marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. The Company classifies and accounts for marketable securities as available-for-sale. The Company may or may not hold securities with stated maturities greater than 12 months until maturity. After consideration of the risk versus reward objectives, as well as the Company’s liquidity requirements, the Company may sell these securities prior to their stated maturities. These securities are viewed as being available to support current operations. As a result, the Company classifies securities with maturities beyond 12 months as current assets under the caption marketable securities in the balance sheet. The Company reports available-for-sale investments at fair value as of each balance sheet date and records any unrealized gains and losses as a component of stockholders’ deficit. At December 31, 2011 and 2012, the fair value of marketable securities approximated par value and as such, no gains or losses were recorded as a component of other comprehensive income. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (expense) within the statement of operations. If any adjustment to fair value reflects a decline in the value of the investment, the Company considers available evidence to evaluate the extent to which the decline is “other than temporary” and recognizes the impairment by releasing other comprehensive income to the statement of operations. There were no such adjustments necessary during the years ended December 31, 2011 and 2012 or the cumulative period from inception (December 1, 2010) to December 31, 2012.

Concentration of Credit Risk and of Significant Suppliers and Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and marketable securities. At December 31, 2011 and 2012, substantially all of the Company’s cash equivalents and investments were invested in CDs insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company also generally maintains balances in various operating accounts in excess of federally insured limits at two accredited financial institutions. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk and of Significant Suppliers and Customers (continued)

The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients, or API, and formulated drugs related to these programs. These programs would be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients. As of December 31, 2011 and 2012, the Company did not have any customers.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

■	Level 1—Quoted prices in active markets for identical assets or liabilities.

■	Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

■	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and marketable securities are carried at fair value determined according to the fair value hierarchy described above (Note 3). The carrying values of accounts payable and accrued expenses approximate their fair value due to the short-term nature of these liabilities.

Debt Issuance Costs, net

Debt issuance costs, net represent legal and other direct costs related to the Company’s Credit Facility (Note 6). These costs are recorded as debt issuance costs on the balance sheets at the time they are incurred and are amortized to interest expense through the scheduled final principal payment date. The Company did not record any debt issuance costs as of December 31, 2011 or 2012 and did not recognize any interest expense related to debt issuance costs during the years ended December 31, 2011 and 2012.

Deferred Initial Public Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statement of operations. The Company did not record any deferred offering costs as of December 31, 2011 or 2012.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Laboratory and office equipment	3–5 years
Computer equipment	3–5 years
Furniture	3–7 years

Expenditures for repairs and maintenance of assets are charged to expense as incurred. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their useful lives. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in income (loss) from operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Revenue Recognition

The Company is a development stage enterprise and has not generated any revenue since inception.

Research and Development Costs

Research and development costs are expensed as incurred. Included in research and development costs are wages, stock-based compensation and employee benefits, and other operational costs related to the Company’s research and development activities, including facility-related expenses, external costs of outside contractors engaged to conduct both preclinical and clinical studies and allocation of corporate costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are recorded as general and administrative expenses as incurred, as recoverability of such expenditures is uncertain.

Accounting for Stock-Based Compensation

The Company’s stock-based compensation program grants awards that may consist of stock options and restricted stock awards. The fair values of stock option grants are determined as of the date of grant using the Black-Scholes option pricing method. This method incorporates the fair value of the Company’s common stock at the date of each grant and various assumptions such as the risk-free interest rate, expected volatility based on the historic volatility of publicly-traded peer companies, expected dividend yield, and term of the options. The fair values of restricted stock awards are determined based on the fair value of the Company’s common stock, as determined by management and the board of directors, on the date of grant. The fair values of the stock-based awards, including the effect of

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (continued)

Accounting for Stock-Based Compensation (continued)

estimated forfeitures, are then expensed over the requisite service period, which is generally the awards’ vesting period. The Company classifies stock-based compensation expense in the statement of operations in the same manner in which the award recipient’s payroll costs are classified.

For stock-based awards granted to consultants and nonemployees, compensation expense is recognized over the period during which services are rendered by such consultants and nonemployees until completed. At the end of each financial reporting period prior to completion of the service, the value of these awards is re-measured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option pricing model.

For stock-based awards granted to employees, the Company allows employees to exercise awards prior to vesting. However, the employee may not sell or transfer these awards prior to vesting. For most of these awards, the Company has the right, but not the obligation, to repurchase any unvested (but issued) shares of common stock upon termination of employment or service at the lesser of (1) the original purchase price per share or (2) the fair value of the common share on the date of termination. If a stock option is early exercised in this circumstance, the consideration received for an exercise of an option is considered a deposit of the exercise price, and the related dollar amount is recorded as a liability. The unvested shares and liability are reclassified to equity as the award vests. The Company has 90 days from the effective termination of employment or service to repurchase unvested shares that are issued upon the exercise of a stock option prior to its vesting. If, after 90 days, the Company has elected not to repurchase the unvested shares, the shares would become vested in full. The Company would then apply modification accounting and any resulting compensation expense would be immediately recognized related to the award. Upon vesting, these shares would be considered issued and outstanding shares of common stock.

In addition, the Company has granted restricted stock awards subject to repurchase to three employees under which the Company has the right, but not the obligation, upon termination of the holder’s employment or service, to repurchase unvested shares at the greater of (1) the original purchase price per share or (2) the fair value of the common share on the date of termination (Note 11).

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (continued)

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company is a pet therapeutics company developing compounds to address unmet and under-served medical needs in companion animals, including pain and inappetence. All assets are held in the United States.

Comprehensive Loss

For the years ended December 31, 2011 and 2012 and the cumulative period from inception (December 1, 2010) through December 31, 2012, there was no difference between net loss and comprehensive loss.

Net Loss Per Share

The Company follows the two-class method when computing net loss per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Similarly, restricted stock awards granted by the Company entitle the holder of such awards to dividends declared or paid by the board of directors, regardless of whether such awards are unvested, as if such shares were outstanding common shares at the time of the dividend. However, the unvested restricted stock awards are not entitled to share in the residual net assets (deficit) of the Company. Accordingly, in periods in which the Company reports a net loss or a net loss attributable to common stockholders resulting from preferred stock dividends, accretion or modifications, net losses are not allocated to participating securities. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2011 and 2012.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock, including potential dilutive shares of common stock assuming the dilutive effect of potentially dilutive securities. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the years ended December 31, 2011 and 2012.

Recently Issued and Adopted Accounting Pronouncements

Comprehensive Income—Presentation of Comprehensive Income: In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance which requires all non-owner changes in stockholders’ equity to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity has been eliminated by this new guidance. In December 2011, the FASB issued guidance to indefinitely defer the effective date of the new requirement to present reclassifications of items out of adjustments

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (continued)

Recently Issued and Adopted Accounting Pronouncements (continued)

of other comprehensive income in the income statement. However, all other remaining guidance contained in the new accounting standard for the presentation of comprehensive income was effective for the Company for interim and annual periods beginning on January 1, 2012. The Company applied this guidance retrospectively for all periods presented. As the guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on the Company’s financial position, results of operations or cash flows.

Comprehensive Income—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income: In February 2013, the FASB issued guidance requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount is required to be reclassified under U.S. GAAP. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This guidance revised the previous guidance issued in June 2011 that was deferred and was applicable for the Company for interim and annual periods beginning on January 1, 2013. The adoption of this guidance did not have a material impact on its financial condition, results of operations or cash flows.

Fair Value Measurement—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs: In May 2011, the FASB issued guidance which represents the converged guidance of the FASB and the IASB on fair value measurement and disclosures. In particular, the new guidance: (1) requires the disclosure of the level within the fair value hierarchy level for financial instruments that are not measured at fair value but for which the fair value is required to be disclosed; (2) expands level 3 fair value disclosures about valuation process and sensitivity of the fair value measurement to changes in unobservable inputs; (3) permits an exception to measure fair value of a net position for financial assets and financial liabilities managed on a net position basis; and (4) clarifies that the highest and best use measurement is only applicable to nonfinancial assets. This guidance was applied prospectively for interim and annual periods beginning on January 1, 2012. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

3. Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets that were subject to fair value measurement on a recurring basis as of December 31, 2011 and 2012 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2011 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Cash equivalents	$—	$4,800	$—	$4,800
Marketable securities	—	6,382	—	6,382

	$—	$11,182	$—	$11,182

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

3. Fair Value of Financial Assets and Liabilities (continued)

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2012 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Cash equivalents	$—	$—	$—	$—
Marketable securities	—	6,382	—	6,382

	$—	$6,382	$—	$6,382

The Company measures the fair value of marketable securities using Level 2 inputs and primarily relies on quoted prices in active markets for similar marketable securities. During the years ended December 31, 2011 and 2012, there were no transfers between Level 1, Level 2 and Level 3.

The amount outstanding under the Company’s loan and security agreement (the “Credit Facility”) is measured at its carrying value in the accompanying balance sheet, though the Company discloses the fair value of this financial instrument. The Company determines the fair value of the amount outstanding under the Credit Facility using an income approach, utilizing a discounted cash flow analysis based on current market interest rates for debt issues with similar remaining years to maturity adjusted for credit risk.

4. Marketable Securities

As of December 31, 2011 and 2012, the fair value of available-for-sale marketable securities by type of security was as follows:

	DECEMBER 31, 2011
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Certificates of deposit	$6,382	$—	$—	$6,382

	$6,382	$—	$—	$6,382

	DECEMBER 31, 2012
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Certificates of deposit	$6,382	$—	$—	$6,382

	$6,382	$—	$—	$6,382

At December 31, 2011, marketable securities consisted of investments that mature within one year. At December 31, 2012, marketable securities consisted of investments that mature within one year, with the exception of one CD, which has a stated maturity within two years and an aggregate fair value of $245; this investment is classified in current assets as it is viewed as being available to support current operations.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

5. Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2011 and 2012:

	DECEMBER 31,
	2011	2012

Laboratory and office equipment	$2	$2
Computer equipment	23	32
Furniture	2	2

Total property and equipment	27	36
Less: Accumulated depreciation	(4)	(17)

Property and equipment, net	$23	$19

Depreciation expense was $4 and $13 for the years ended December 31, 2011 and 2012, respectively. During the years ended December 31, 2011 and 2012, no assets were disposed of or sold.

6. Debt

The Company had no debt outstanding as of December 31, 2011 or December 31, 2012.

On March 4, 2013, the Company entered into a loan and security agreement (the “Credit Facility”) with Square 1 Bank as lender. The Credit Facility provides for an initial term loan of $5,000 in principal (the “Initial Term Loan”) and additional term loans not to exceed $5,000 in principal, with total borrowings not to exceed $10,000. The additional term loans are available through March 4, 2014 (upon request and subject to the receipt of at least $20,000 in proceeds from an initial public offering of the Company’s stock, the sale or issuance of equity securities in a private transaction or a corporate partnership, and other customary conditions). The term loans are to be used to supplement the Company’s growth capital needs and for general corporate purposes, and all loans funded under the Credit Facility mature on March 4, 2016. The Credit Facility is secured by substantially all of the Company’s personal property other than intellectual property. The Company is not permitted to encumber, or grant a security interest in, its intellectual property. At March 4, 2013, total borrowings under the Credit Facility were $5,000.

The Company is obligated to make interest-only payments on any loans funded under the Credit Facility until March 31, 2014, and thereafter to pay 24 consecutive equal monthly installments of principal and interest through March 31, 2016. Prior to March 4, 2014, the loans under the Credit Facility bear interest at a variable annual rate equal to the greater of (i) the prime rate then in effect plus 2.25% or (ii) 5.50%. On or after March 4, 2014, the loans under the Credit Facility bear interest at a fixed annual rate equal to the greater of (i) prime rate in effect on March 4, 2014 plus 2.25% or (ii) 5.50%.

The Company is obligated to pay a success fee of up to $250 upon a sale of substantially all of the Company’s assets or capital stock or upon a reorganization where 100% of voting stockholders hold less than 50% of voting securities after such transaction.

The Credit Facility includes restrictions on, among other things, the Company’s ability to incur additional indebtedness, pay dividends in cash or make other distributions in cash, make certain investments, create liens, sell assets, make loans and make capital expenditures. The Credit Facility requires that, from March 4, 2013 through December 31, 2013, the cash maintained at Square 1 Bank plus the cash available under the Credit Facility equal an amount that is at least four times the amount of monthly cash burn, and the Company is required to maintain a

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

6. Debt (continued)

liquidity ratio of at least one-to-one beginning January 1, 2014. The Credit Facility further requires that 50% of the Company’s cash balance must be held at Square 1 Bank, provided the Company has at least $10,000 in cash. If the Company has less than $10,000 in cash, all cash must be held at Square 1 Bank.

The Credit Facility also includes events of default, the occurrence and continuation of any of which provides Square 1 Bank the right to exercise remedies against the Company and the collateral securing the loans under the Credit Facility, including cash. These events of default include, among other things, failure to pay any amounts due under the Credit Facility, insolvency, the occurrence of a material adverse event, the occurrence of any default under certain other indebtedness and a final judgment against the Company in an amount greater than $350.

7. Accrued Expenses, Other Current Liabilities and Other Long-Term Liabilities

Accrued expenses (current), other current liabilities and other long-term liabilities consisted of the following as of December 31, 2011 and 2012:

	DECEMBER 31,
	2011	2012
Accrued expenses:
Accrued payroll and related expenses	$—	$551
Accrued professional fees	20	88
Accrued research and development costs	376	695
Accrued 401(k) company match	—	20
Accrued other	—	7

	$396	$1,361

Other current liabilities:
Early exercise of stock-based awards	$—	$62
Accrued third-party license fee	—	500
Other current liabilities	68	—

	$68	$562

Other long-term liabilities:
Early exercise of stock-based awards	$—	$96

	$—	$96

8. Agreements

RaQualia Pharma Inc. (“RaQualia”)

On December 27, 2010, the Company entered into two Exclusive License Agreements with RaQualia (the “RaQualia Agreements”), that granted the Company global rights, subject to certain exceptions for injectables in Japan, Korea, China and Taiwan for development and commercialization of licensed animal health products for compounds RQ-00000005 (AT-002) and RQ-00000007 (AT-001). The transaction was accounted for as a purchase of assets, as the acquired assets did not constitute a business under the guidance of ASC 805, Business Combinations. The Company paid cash to RaQualia as consideration for the technology licenses for AT-001 and AT-002 in the amounts of $3,000 and $4,350, respectively. In connection with the RaQualia Agreements, the Company issued 2,750,000 shares of Series A-1 convertible preferred stock to RaQualia at an issuance price of $2.00 per share and received

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8. Agreements (continued)

RaQualia Pharma Inc. (“RaQualia”) (continued)

gross proceeds of $5,500. The fair value of these shares was $4,675, or $1.70 per share, on the date of the transaction (Note 9). At the date of acquisition, this technology had not reached technological feasibility and had no alternative future use. Accordingly, in-process research and development of $6,525, the $7,350 paid, offset by the $825 excess of the cash proceeds over the fair value of the shares, was expensed upon acquisition. The Company may also be required to pay RaQualia milestone payments associated with AT-001 and AT-002 of up to $10,000 and $8,500, respectively, upon the Company’s achievement of certain development and regulatory milestones, as well as mid-single digit royalties on the Company’s product sales, if any. As of December 31, 2012, the Company has not accrued or paid any milestone or royalty payments since execution of the RaQualia Agreements.

On July 12, 2012, the Company entered into an API Development Agreement with RaQualia (the “RaQualia API Agreement”) to develop the active pharmaceutical ingredient in relation to compound RQ-00000007 (AT-001). Under the terms of the RaQualia API Agreement, RaQualia was required to pay $800 to the Company upon execution of the agreement. The Company is also eligible to receive another $800 payment for the successful development and delivery of the API to RaQualia. The Company anticipates delivering the API to RaQualia during 2013. The Company has determined that its obligations under the RaQualia API Agreement to provide the API and a license to the API manufacturing process represent a single unit of account, as the manufacturing license has no value if the API cannot be produced to specification. The Company cannot reasonably estimate the effort or costs required related to its obligations under the agreement and the up-front payment may be refundable if the Company fails to perform under the contract. Accordingly, as of December 31, 2012, the Company has recorded the $800 payment received at execution as deferred income and will not recognize the amount until the Company completes the process of delivering the API to RaQualia.

Pacira Pharmaceuticals, Inc. (“Pacira”)

On December 5, 2012, the Company entered into an Exclusive License, Development, and Commercialization Agreement with Pacira (the “Pacira Agreement”) that granted the Company global rights for development and commercialization of licensed animal health products for a bupivacaine liposome injectable suspension for the treatment of post-operative pain. Under the terms of the Pacira Agreement, the Company paid an initial license fee of $1,000. On the date of acquisition, the licensed technology had not reached technological feasibility in animal health indications and had no alternative future use in the field of animal health. Accordingly, in-process research and development of $1,000 was expensed upon acquisition. The Company may also be required to pay Pacira milestone payments of up to $42,500 upon the Company’s achievement of certain regulatory and commercial milestones, as well as tiered royalties on the Company’s product sales, if any. As of December 31, 2012, the Company had accrued $500 of those potential future milestone payments. That amount is payable upon the earlier of the dosing of the first client-owned animal in a clinical field trial or December 31, 2013. As this milestone payment is due on December 31, 2013, even if a dosing has not then commenced, it is considered to be a time-based milestone payment. Accordingly, this milestone payment was considered to be a portion of the minimum consideration paid for the acquisition of the AT-003 license and, as such, was accrued upon the execution of the Pacira Agreement. The Company determined that the AT-003 technology had not yet reached technological feasibility and had no alternative future use. Accordingly, the accrued $500 milestone payment was expensed as in-process research and development expense during the year ended December 31, 2012. No royalty payments have been paid or accrued since execution of the Pacira Agreement.

The Company does not expect to achieve additional milestones related to the Pacira Agreement within the next twelve months.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

8. Agreements (continued)

Kansas Bioscience Authority (“KBA”) Programs

On March 6, 2012, the Company was awarded a research and development grant from KBA, a non-principal owner independent entity of the State of Kansas, which could provide up to $1,333 in research and development funding to the Company over a period of approximately two years. The grant will support pre-formulation, formulation, manufacture and pivotal studies of the Company’s first two companion animal development programs, AT-001 and AT-002. The grant has an initial term of approximately 24 months ending on March 31, 2014. The Company recognizes funding received under this grant in other income when payment is received from KBA. During the year ended December 31, 2012, income of $100 was recognized under this grant.

Further, in private offerings the Company conducted in December 2010, November 2011, February 2012 and January 2013, the Company issued to the KBA an aggregate of 500,000 shares of its Series A convertible preferred stock, 166,666 shares of its Series B convertible preferred stock and 81,037 shares of its Series C convertible preferred stock in exchange for aggregate proceeds of approximately $1,300.

Pursuant to Kansas law, the Company may be required to repay any financial assistance received from the KBA, which may include an obligation to repurchase the shares of its capital stock purchased by the KBA, subject to the discretion of the KBA, if the Company relocates the operations in which the KBA invested outside of the State of Kansas within ten years after receiving such financial assistance. Further, pursuant to the agreement accompanying the voucher award, the KBA may terminate the agreement and require the Company to repay the grant if it initiates procedures to dissolve and wind up or if it ceases operations within the State of Kansas within 10 years following the final grant payment. The Company has determined these contingencies to be within its control and will only account for the repayment of the equity and grant if it becomes probable that the Company is going to relocate the operations in which the KBA invested outside of the State of Kansas within the ten-year period or for the repayment of only the grant if it becomes probable that the Company is going to initiate procedures to dissolve and wind up or cease operations within the State of Kansas within the ten-year period.

Kansas Department of Commerce Program

In addition, 13 individual investors or permitted entity investors who purchased shares of its Series B convertible preferred stock and up to 18 individual investors or permitted entity investors who purchased shares of the Company’s Series C convertible preferred stock were allocated approximately $1,500, in the aggregate, in Kansas income tax credits from the Kansas Department of Commerce in connection with their purchase of such shares in private offerings.

Pursuant to Kansas law, if within ten years after the receipt of financial assistance from the Kansas Department of Commerce, the Company does not satisfy at least one of these criteria (a) being a corporation domiciled in Kansas, (b) doing more than 50% of its business in Kansas and (c) doing more than 80% of its production in Kansas, then the Company may be required to repay such tax credits in an amount determined by the Kansas Department of Commerce. The Company believes that Kansas authorities have not provided guidance as to how the 50% or 80% criterion would be measured. As long as the Company meets at least one of these criteria, it will continue to be a qualified Kansas business under applicable law; however, if the Company does not meet at least one of these criteria, it may be required to repay the tax credits received by its investors in an amount determined by the Kansas Department of Commerce. The Company determined that this is a contingency within its own control and, based on its intent to remain a qualified Kansas business, no amount has been accrued for this contingency. The Company will only account for this contingency if it becomes probable that the Company is not going to meet any of the above criteria within the ten-year period.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9. Convertible Preferred Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 20,941,667 shares of $0.001 par value preferred stock. The Company has issued Series A, Series A-1, Series B, and Series C convertible preferred stock (collectively, the “Preferred Stock”).

Preferred Stock consisted of the following as of December 31, 2011:

	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	LIQUIDATION PREFERENCE	CARRYING VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A convertible preferred stock	10,000,000	9,999,999	$10,809	$9,951	6,016,849
Series A-1 convertible preferred stock	2,750,000	2,750,000	5,500	4,662	1,654,632
Series B convertible preferred stock	5,166,667	2,570,833	7,814	7,542	1,546,815

	17,916,667	15,320,832	$24,123	$22,155	9,218,296

Preferred Stock consisted of the following as of December 31, 2012:

	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	LIQUIDATION PREFERENCE	CARRYING VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series A convertible preferred stock	10,000,000	9,999,999	$11,674	$9,957	6,016,849
Series A-1 convertible preferred stock	2,750,000	2,750,000	5,500	4,662	1,654,632
Series B convertible preferred stock	5,166,667	5,141,667	16,691	15,241	3,093,655
Series C convertible preferred stock	3,000,000	2,349,541	9,404	9,343	1,413,671

	20,916,667	20,241,207	$43,269	$39,203	12,178,807

Issuances

On December 27, 2010, the Company issued 9,999,999 shares of Series A convertible preferred stock (the “Series A Preferred Stock”) at an issuance price equal to $1.00 per share and received gross proceeds of $10,000. In connection with the Series A Preferred Stock financing, the Company paid issuance costs totalling $49.

On December 27, 2010, the Company issued a total of 2,750,000 shares of Series A-1 convertible preferred stock (the “Series A-1 Preferred Stock”) to RaQualia at an issuance price equal to $2.00 per share and received gross proceeds of $5,500. Simultaneously, the Company used these proceeds as partial consideration to purchase intellectual property rights from RaQualia for $7,350 (Note 8). The fair value of these shares on the date of issuance was $1.70 per share for a total fair value of $4,675. Both the purchase of intellectual property rights and the sale of Series A-1 Preferred Stock, while subject to separate legal agreements, were executed in contemplation of each other. Accordingly, the Series A-1 Preferred Stock was recorded on the balance sheet at its fair value of $4,675, less issuance costs of $13, and the $825 of excess cash proceeds received from RaQualia over the fair value of the Series A-1 Preferred Stock was recorded as a reduction of the purchase price of the intellectual property purchased from RaQualia (which had the effect of reducing the in-process research and development expense recorded in the

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9. Convertible Preferred Stock (continued)

Issuances (continued)

income statement), as the Series A-1 Preferred Stock was issued upon the simultaneous purchase of the intellectual property. The Company recorded a net charge of $6,525 to in-process research and development expense in the statement of operations to reflect the $7,350 consideration paid offset by the $825 excess of the cash proceeds received over the fair value of the shares.

The Series A-1 Preferred Stock does not have voting rights; however, it entitles the holder to a liquidation preference equal to the $2.00 original issue price per share, plus any declared and unpaid dividends. The holders of the Series A-1 Preferred Stock are entitled to receive their liquidation preference only after the holders of the Series A Preferred Stock have received their liquidation preference in full. The Series A Preferred Stock was issued at an original price per share of $1.00. As 60% of the Series A shares were issued to new investors, the $1.00 per share price was deemed to be the fair value of the Series A Preferred Stock at issuance. The Series A Preferred Stock has voting rights and entitles the holder to a liquidation preference equal to the original purchase price of $1.00 per share, plus accumulated and unpaid cumulative cash dividends, which accrue at a rate of 8% per annum, compounded annually. While the Series A-1 Preferred Stock is non-voting and junior in preference to the Series A Preferred Stock, it has a liquidation preference that is greater than that of the Series A Preferred Stock. Based on these differences, the Company determined the fair value of the Series A-1 Preferred Stock at issuance to be $1.70 per share, which was less than the $2.00 original issuance price.

On November 1, 2011 and December 2, 2011, the Company issued 2,500,000 and 70,833 shares of Series B convertible preferred stock, respectively (the “Series B Preferred Stock”), at an issuance price equal to $3.00 per share and received gross proceeds of $7,713. In connection with the 2011 Series B Preferred Stock financings, the Company paid issuance costs totaling $171. On February 15, 2012, the Company issued an additional 2,570,834 shares of the Series B Preferred Stock at an issuance price of $3.00 and received gross proceeds of $7,712. In connection with the 2012 Series B Preferred Stock financing, the Company paid issuance costs totaling $13.

On December 28, 2012, the Company issued 2,349,541 shares of Series C convertible preferred stock (the “Series C Preferred Stock”) at an issuance price of $4.00 per share and received gross proceeds of $9,398, which included a shareholder receivable of $650. The $650 of proceeds not received from the Series C shareholders is recorded as a receivable in the Company’s balance sheet at December 31, 2012. The Company subsequently received a cash payment related to these proceeds in January 2013. In connection with the Series C Preferred Stock financing, the Company paid issuance costs totaling $55.

Issuance costs incurred in the Series A, Series A-1, Series B and Series C Preferred Stock financings were recorded as a reduction to gross proceeds.

The holders of the Preferred Stock have the following rights and preferences:

Dividends

Series C Preferred Stock Dividends

The holders of Series C Preferred Stock shall be entitled to receive, on a pari passu basis with the holders of Series B Preferred Stock, and prior and in preference to the holders of Series A Preferred Stock, Series A-1 Preferred Stock and common stock, cumulative cash dividends at the rate of eight percent (8%), compounded annually, of the Series C original purchase price of $4.00 per share, per annum on each then-outstanding share of Series C Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). At December 31, 2011 and 2012, accumulated and unpaid dividends amounted to $0 and $6, respectively, for the Series C Preferred Stock.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9. Convertible Preferred Stock (continued)

Dividends (continued)

Series B Preferred Stock Dividends

The holders of Series B Preferred Stock shall be entitled to receive, on a pari passu basis with the holders of Series C Preferred Stock, and prior and in preference to the holders of Series A Preferred Stock, Series A-1 Preferred Stock and common stock, cumulative cash dividends at the rate of eight percent (8%), compounded annually, of the Series B original purchase price of $3.00 per share, per annum on each then-outstanding share of Series B Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). At December 31, 2011 and 2012, accumulated and unpaid dividends amounted to $101 and $1,266, respectively, for the Series B Preferred Stock.

Series A Preferred Stock Dividends

The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to the holders of Series A-1 Preferred Stock and common stock, cumulative cash dividends at the rate of eight percent (8%), compounded annually, of the Series A original purchase price of $1.00 per share, per annum on each then-outstanding share of Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). In connection with Series B Preferred Stock financing, the Series A Preferred Stock dividends were modified to be compounding annually. The increase in fair value of the Series A Preferred Stock due to this modification was recorded as a charge to additional paid-in capital in the amount of $276. At December 31, 2011 and 2012, accumulated and unpaid dividends amounted to $809 and $1,674, respectively, for the Series A Preferred Stock.

Series A-1 Preferred Stock Dividends

The holders of Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to the holders of common stock, noncumulative cash dividends, when, as and if declared by the board of directors of the Company out of any funds that are legally available at the rate of eight percent (8%) of the Series A-1 original purchase price of $2.00 per share, per annum on each then-outstanding share of Series A-1 Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). As of December 31, 2011 and 2012, no dividends had been declared to date by the board of directors.

Priority of Preferred Stock Dividends

So long as any shares of Preferred Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any shares of common stock, nor shall any shares of common stock be purchased, redeemed, or otherwise acquired for value by the Company (except for repurchases of shares of common stock issued to or held by employees, consultants, officers and directors of the Company at a price not greater than the lower of fair market value as determined in good faith by the board of directors or the amount paid by such persons for such shares upon the termination of their employment or services pursuant to agreements approved by the board of directors) until all dividends on the Preferred Stock have been paid or declared and set apart. In the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all then-outstanding shares of Preferred Stock in an amount per share equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

Voting Rights

Shares of Series A, Series B and Series C Preferred Stock vote equally with the shares of the common stock of the Company, and not as a separate class, at any annual or special meeting of stockholders of the Company and may act by written consent in the same manner as the common stock. In the event of any such vote or action by written consent, each holder of shares of Series A, Series B and Series C Preferred Stock shall be entitled to that number of votes equal to the whole number of shares of common stock into which such holder’s aggregate number of shares of

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9. Convertible Preferred Stock (continued)

Voting Rights (continued)

Preferred Stock are convertible as of the close of business on the record date fixed for such vote or the effective date of such written consent. Except as otherwise provided in the Company’s Certificate of Incorporation or as required by law (in which case, holders of shares of Series A-1 Preferred Stock may act by written consent in the same manner as the common stock), shares of Series A-1 Preferred Stock are non-voting.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment is made to the holders of Series A Preferred Stock, Series A-1 Preferred Stock or common stock, the holders of Series B and Series C Preferred Stock are entitled to be paid, on a pari passu basis, out of the assets of the Company an amount per share equal to the original purchase price of Series B and C Preferred Stock, plus all accumulated and unpaid dividends on the Series B and Series C Preferred Stock. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full of the liquidation preference to all holders of Series B and Series C Preferred Stock, then such assets shall be distributed to the holders of Series B and Series C Preferred Stock, on a pari passu basis, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preferences of the Series B and Series C Preferred Stock, but before any distribution or payment is made to the holders of Series A-1 Preferred Stock or common stock, the holders of Series A Preferred Stock are entitled to be paid out an amount per share equal to the original purchase price of the Series A Preferred Stock, plus all accumulated and unpaid dividends on the Series A Preferred Stock. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full of the liquidation preference to all holders of Series A Preferred Stock, then such assets shall be distributed to the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preferences of the Series A, Series B, and Series C Preferred Stock, but before any distribution or payment is made to the holders of common stock, the holders of Series A-1 Preferred Stock are entitled to be paid out an amount per share equal to the original purchase price of the Series A-1 Preferred Stock, plus all accumulated and unpaid dividends on the Series A-1 Preferred Stock. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full of the liquidation preference to all holders of Series A-1 Preferred Stock, then such assets shall be distributed to the holders of Series A-1 Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preferences of the Series A, Series A-1, Series B and Series C Preferred Stock, the assets of the Company legally available for distribution, if any, will be distributed on a pro-rata basis to the holders of common stock and Series A, Series B, and Series C Preferred Stock (all on an as-if-converted to common stock basis).

Conversion Rights

Optional Conversion

The shares of Series A, Series A-1, Series B and Series C Preferred Stock are convertible into shares of common stock at the option of the shareholders at any time after the date of issuance. Each share of Preferred Stock will be converted into shares of common stock at the applicable Series A, Series A-1, Series B and Series C conversion rate then in effect, which is calculated by dividing the original issue price by the respective conversion price. The conversion prices for Series A, Series A-1, Series B and Series C Preferred Stock are equal to $1.662 per share, $3.324 per share, $4.986 per share and $6.648 per share, respectively, and are subject to adjustments as set forth

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

9. Convertible Preferred Stock (continued)

Conversion Rights (continued)

in the Company’s Certificate of Incorporation, as amended. As such, as of December 31, 2011 and 2012, the shares of the Series A, Series A-1, Series B and Series C Preferred Stock were all convertible into shares of common stock on a 1-for-0.601685 basis.

Automatic Conversion

Each share of Preferred Stock will automatically be converted into shares of common stock: (i) at any time upon the affirmative election of the holders of at least 75% of the then-outstanding shares of Series A Preferred Stock, or (ii) immediately upon closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock on the NASDAQ Global Market or New York Stock Exchange in which (1) the per share price is at least $9.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) and (2) the aggregate offering proceeds from the offering are at least $40,000. The conversion prices and rates for each series of Preferred Stock are the same in the event of an automatic conversion as they would be in the event of an optional conversion.

Upon both an automatic conversion and an optional conversion, the board of directors can elect to either pay any accumulated and unpaid dividends in cash or convert those dividends into additional shares of common stock to be determined by dividing each stockholder’s accumulated and unpaid dividends by the fair value of the Company’s common stock on the date of conversion, as determined by the board of directors.

Redemption Rights

There are no redemption rights afforded the holders of Series A, Series A-1, Series B and Series C Preferred Stock. The holders of Preferred Stock have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company. Therefore, the Series A, Series A-1, Series B and Series C Preferred Stock is classified outside of stockholders’ deficit.

Reissuance

Any shares of Series A, Series A-1, Series B or Series C Preferred Stock that are converted into common stock will be canceled and will not be reissued by the Company.

10. Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 25,041,667 shares of $0.001 par value common stock.

In February 2013, the board of directors of the Company approved an amendment of the Company’s Certificate of Incorporation. The amendment to the Certificate of Incorporation increased the number of authorized shares of Series C Preferred Stock to 3,050,000, decreased the number of authorized shares of Series B Preferred Stock to 5,141,667 and increases the number of authorized shares of common stock to 25,041,667.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Series A, Series A-1, Series B and Series C Preferred Stock. As of December 31, 2011 and 2012, the board of directors has not declared any dividends in any period.

As of December 31, 2011 and 2012, the Company had reserved 10,258,603 shares and 13,554,062 shares, respectively, of common stock for the conversion of the Series A, Series A-1, Series B and Series C Preferred Stock (Note 9) and for the exercise of outstanding common stock options and restricted common stock (Note 11).

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

10. Common Stock (continued)

During the period from inception (December 1, 2010) to December 31, 2012, the Company sold 300,841 shares of common stock to its founders for cash proceeds of $500. In addition, the Company issued common stock pursuant to the 2010 Equity Incentive Plan during the year ended December 31, 2012 (Note 11). During the years ended December 31, 2011 and 2012, the Company did not reacquire from its terminated employees any unvested shares of common stock that had been issued upon the exercise of a stock option prior to its vesting.

11. Stock-Based Awards

2010 Equity Incentive Plan

In 2010, the Company’s board of directors adopted the 2010 Equity Incentive Plan (the “2010 Plan”). The 2010 Plan provides for the Company to sell or issue common stock or restricted common stock and to grant incentive stock options or nonqualified stock options for the purchase of common stock with a maximum term of ten years to employees, members of the board of directors and consultants of the Company. The Company reserved 2,166,064 shares of its common stock for issuance under the 2010 Plan. As of December 31, 2012, 260,816 shares of common stock remained available for issuance under the 2010 Plan.

The 2010 Plan permits the exercise of stock options granted under the plan before the options are fully vested. If a stock option is early exercised in this circumstance, the issued common stock is subject to restrictions on the sale or transfer by the holder that lapse according to the vesting terms of the early-exercised stock option. Unvested shares may not be sold or transferred by the holder. In the event of termination of the holder’s employment, any unvested shares received upon early exercise are subject to repurchase by the Company, typically at the lesser of (1) the original purchase price per share or (2) the fair value of the common share on the date of termination. During the year ended December 31, 2012, the Company granted two restricted stock awards that were subject to repurchase at the greater of (1) the original purchase price per share or (2) the fair value of the common share on the date of termination.

Under the 2010 Plan, the Company has 90 days from the effective termination of the holder’s employment or service to repurchase unvested shares that are issued upon the exercise of a stock award prior to its vesting. If, after 90 days, the Company elects not to repurchase these unvested shares, the shares become vested in full. The Company would then apply modification accounting and any resulting compensation expense would be immediately recognized related to the award. Upon vesting, these shares would be considered issued and outstanding shares of common stock.

Retrospective Reassessment of the Fair Value of Common Stock

As required by the 2010 Plan, the exercise price for awards granted is not to be less than the fair market value of common stock as estimated by the Company’s board of directors as of the date of grant. The Company values its ordinary shares by taking into consideration its most recently available valuation of common stock performed by management and the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. Between October 4, 2012 and December 31, 2012, the board of directors granted stock options for the purchase of 87,241 shares of common stocks with a weighted average exercise price of $0.40 per share based on its determination of the value of common stock as of the date of grant. On February 28, 2013, the board of directors approved the pursuit of an initial public offering of the Company’s common stock. As a result, in connection with the preparation of the Company’s financial statements for the year ended December 31, 2012, the Company reexamined, for financial reporting purposes only, the fair value of common stock during 2012. In connection with that reexamination, the Company determined that a retrospective valuation of the fair value of common stock as of October 4, 2012 was appropriate due to the acceleration of the timeframe to a potential liquidity event, the proposed initial public offering, which had not been contemplated in the original determination of the fair value of the Company’s stock options granted on or after

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

11. Stock-Based Awards (continued)

Retrospective Reassessment of the Fair Value of Common Stock (continued)

October 4, 2012. Based on this analysis, the fair value of common stock was determined to be $1.06 at October 4, 2012 and $2.59 at December 22, 2012 and remained unchanged through December 31, 2012. As a result, the grant-date fair value of each of the awards granted on October 4, 2012 and October 23, 2012 was revalued to reflect an underlying common stock fair value of $1.06 and the grant-date fair value of each of the awards granted on December 22, 2012 was revalued to reflect an underlying common stock fair value of $2.59. The difference between the original estimated fair value and the reassessed fair value of the Company’s common stock is being, and will continue to be, recorded as additional compensation expense in the statement of operations over the requisite service periods.

Stock Options

During the years ended December 31, 2011 and 2012, the Company granted stock options for the purchase of 1,040,307 and 588,775 shares of common stock, respectively, to certain employees, non-employee consultants and directors. The vesting conditions for most of these awards are time-based, and the awards typically vest 25% after one year and monthly thereafter for the next 36 months. Awards typically expire after 10 years. The 2010 Plan allows for the early exercise of unvested stock options subject to certain restrictions, including the ability of the Company to repurchase such options upon an option holder’s termination of employment with the Company if such options have not yet vested.

The Company values its common stock by taking into consideration its most recently available valuation of common stock performed by management and the board of directors, as well as additional factors which may have changed from the date of the most recent contemporaneous valuation through the date of grant.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method as the Company has insufficient historical experience for option grants overall, rendering existing historical experience irrelevant to expectations for current grants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The relevant data used to determine the value of the stock option grants is as follows, presented on a weighted average basis:

	YEAR ENDED DECEMBER 31,
	2011	2012
Risk-free interest rate	1.94%	0.90%
Expected term (in years)	5.8	6.0
Expected volatility	67%	67%
Expected dividend yield	0%	0%

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

11. Stock-Based Awards (continued)

Stock Options (continued)

The following table summarizes stock option activity for the years ended December 31, 2011 and 2012:

	SHARES ISSUABLE UNDER OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
			(IN YEARS)
Outstanding as of December 31, 2010	—	$—
Granted	1,040,307	0.25

Outstanding as of December 31, 2011	1,040,307	$0.25
Granted	588,775	0.40
Exercised	(935,348)	0.28
Forfeited	(123,884)	0.42
Expired	(5,214)	0.43

Outstanding as of December 31, 2012	564,636	$0.32	9.0	$1,286

Options vested and expected to vest as of December 31, 2012	542,040	$0.32	9.0	$1,234

Options exercisable as of December 31, 2012	564,636	$0.32	9.0	$1,286

No options were exercised as of December 31, 2011. As of December 31, 2012, options for the purchase of 935,348 shares of common stock were exercised, of which 420,410 were unvested and subject to repurchase. Under the authoritative guidance, early exercise is not considered an exercise for accounting purposes and, therefore, any payment for unvested shares is recognized as a liability at the original exercise price. As of December 31, 2011 and 2012, the liability related to the early exercise of awards was $0 and $158, respectively, and was recorded in other current liabilities and other long-term liabilities. No shares were repurchased by the Company during either of the years ended December 31, 2011 and 2012.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised was $2,160 for the year ended December 31, 2012. No options were exercised during the year ended December 31, 2011.

The Company received cash proceeds of $266 from the early exercise of stock options for the year ended December 31, 2012. The weighted average grant-date fair value of options granted during the years ended December 31, 2011 and 2012 was $0.15 and $0.33, respectively.

Restricted Common Stock

The Company’s 2010 Plan provides for the award of restricted stock. The Company has granted restricted common stock with time-based vesting conditions. Unvested shares of restricted common stock may not be sold or transferred by the holder. These restrictions lapse according to the time-based vesting.

During the year ended December 31, 2012, the Company issued 58,013 shares of restricted stock for no proceeds. The vesting of these awards is time-based, with terms between two and four years. During the year ended

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

11. Stock-Based Awards (continued)

Restricted Common Stock (continued)

December 31, 2012, the Company also sold 347,238 shares of restricted stock to an employee. The vesting of these shares is time-based, with terms between two and four years. The Company did not record compensation expense related to this award, as the shares were sold at fair value.

These restricted stock awards were subject to repurchase, such that the Company has the right, but not the obligation, to repurchase unvested shares upon the employee’s termination at the greater of (1) the original purchase price per share or (2) the fair value of the common share on the date of termination. The Company has concluded, at each reporting date, that is it not probable that the two employees will be terminated and that its repurchase right will become exercisable. As such, these restricted stock awards are classified as equity awards, and compensation expense related to them is equal to the excess, if any, of the fair value of the Company’s common stock on date of grant over the original purchase price per share, multiplied by the number of shares of restricted common stock issued.

The Company did not issue any restricted stock prior to December 31, 2011. The table below summarizes activity related to restricted stock for the year ended December 31, 2012:

	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Unvested restricted common stock as of December 31, 2011	—	$—
Restricted common stock issued	405,251	0.40
Restricted common stock vested	(15,042)	0.40
Restricted common stock forfeited	—	—

Unvested restricted common stock as of December 31, 2012	390,209	$0.40

As of December 31, 2012, 390,209 shares of common stock related to restricted stock awards were unvested and subject to repurchase.

The Company received cash proceeds of $139 from the issuance of restricted stock during the year ended December 31, 2012.

The aggregate intrinsic value of restricted stock awards is calculated as the difference between the grant date fair value of the restricted stock awards and the fair value of the Company’s common stock. For the year ended December 31, 2012, the aggregate intrinsic value of vested restricted stock awards was $39 and was $127 for restricted stock awards expected to vest. The weighted average remaining contractual term for restricted stock awards as of December 31, 2012 was 9.7 years. The fair value of restricted stock awards that vested during the year ended December 31, 2012 was $6.

Stock-Based Compensation

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

11. Stock-Based Awards (continued)

Stock-Based Compensation (continued)

The Company recorded stock-based compensation expense related to stock options and restricted stock for the years ended December 31, 2011 and 2012 as follows:

	YEAR ENDED DECEMBER 31,
	2011	2012

Research and development	$10	$11
General and administrative	16	95

	$26	$106

The Company had an aggregate of $212 and $16 of unrecognized stock-based compensation expense for options outstanding and restricted stock awards, respectively, as of December 31, 2012, which is expected to be recognized over a weighted average period of 1.6 years.

12. Commitments and Contingencies

Leases and Services Agreements

The Company incurred rent expense of $84 and $158 for the years ended December 31, 2011 and 2012, respectively.

Future minimum lease payments for operating leases as of December 31, 2012 are as follows:

YEAR ENDING DECEMBER 31,
2013	$37
2014 and thereafter	—

Total	$37

Pursuant to the terms of the lease agreements, the Company paid $21 and $38 in security deposits for the years ended December 31, 2011 and 2012, respectively, of which $21 and $31, respectively, remained on deposit at year end.

Heartland House

On September 1, 2011, the Company entered into an office space lease for its corporate headquarters in Kansas City, Kansas with MPM Heartland House, LLC, a related party (Note 15). The term of the lease was from September 1, 2011 through December 31, 2012 and the Company currently leases this space on a month-to-month basis. Monthly rent payments were made in the amount of $2.

New York Office Space

On August 5, 2011, the Company entered a lease for office space located at 117 and 119 East 55th Street, New York, NY with Cacophony, LLC. The term of the lease was from September 1, 2011 through December 31, 2011. The monthly payments during this period were $9. The lease was renewed on January 1, 2012 for a period of twelve months in the amount of $9 per month. On May 31, 2012, the lease was terminated, and the Company

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

12. Commitments and Contingencies (continued)

Leases and Services Agreements (continued)

entered into a new lease on June 1, 2012. The lease term is from June 1, 2012 to May 31, 2013. Monthly payments are made in the amount of $7. During both fiscal 2011 and fiscal 2012, part of the leased premises was sublet for total sublease income of $12 and $21, respectively, which is recognized in other income in the Company’s statement of operations.

On January 31, 2013, the June 1, 2012 lease was terminated.

Services Agreements

On January 1, 2011, the Company entered into a services agreement pursuant to which the Company subleases office space (30 days prior written notice is required to terminate) located in Kansas City, Kansas with MPM Asset Management, LLC, a related party (Note 15). The Company also receives certain office-related services under the agreement. Monthly payments are made in the amount of $3.

On February 9, 2013, the Company entered into an administrative services agreement pursuant to which the Company subleases office space located at 200 Clarendon Street, Boston, MA from MPM Asset Management, LLC, a related party (Note 15) and it provides certain office-related services to the Company. The term of the agreement is from February 9, 2013 through December 31, 2013. Monthly payments are to be made during this period in the amount of $6.

Litigation and Contingencies Related to Use of Intellectual Property

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company currently is not a party to any threatened or pending litigation. However, third parties might allege that the Company or its licensors are infringing their patent rights or that the Company is otherwise violating their intellectual property rights. Such third parties may resort to litigation against the Company or its licensors, against which the Company has agreed to indemnify. With respect to some of these patents, the Company expects that it will be required to obtain licenses and could be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. A costly license, or inability to obtain a necessary license, could have a material adverse effect on the Company’s financial condition, results of operations or cash flows. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2011 or 2012.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

13. Income Taxes

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in valuation allowance. In all periods presented, all income before income taxes was sourced from the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	YEAR ENDED DECEMBER 31,
	2011	2012
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	2.6	2.6
Federal research and development tax credit	1.2	0.0
Change in deferred tax asset valuation allowance	(37.8)	(36.6)

Effective income tax rate	0.0%	0.0%

Net deferred tax assets as of December 31, 2011 and 2012 consisted of the following:

	DECEMBER 31,
	2011	2012
Net operating loss carry forwards	$78	$388
Capitalized start-up costs	740	1,328
Tax credit carryforwards	52	71
Intangibles, net	2,218	2,605
Other temporary differences	—	479
Capitalized research and development, net	724	3,192
Depreciation	—	2

Total gross deferred tax assets	3,812	8,065
Valuation allowance	(3,812)	(8,065)

Net deferred tax assets	$—	$—

As of December 31, 2012, the Company had net operating loss carryforwards for federal and state income tax purposes of $1,064 and $972, respectively, which begin to expire in fiscal year 2031 and 2021, respectively. The Company also has available research and development tax credit carryforwards for federal and state income tax purposes of $42 and $45, respectively, which begin to expire in fiscal year 2031 and until utilized, respectively.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards and research and development credits. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. Accordingly, a full valuation allowance of $3,812 and $8,065, has been established at December 31, 2011 and 2012, respectively.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

13. Income Taxes (continued)

Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2011 and 2012 were as follows:

	YEAR ENDED DECEMBER 31,
	2011	2012
Valuation allowance as of beginning of year	$2,504	$3,812
Decreases recorded as benefit to income tax provision
Increases recorded to income tax provision	1,308	4,253

Valuation allowance as of end of year	$3,812	$8,065

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2011 and 2012.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from 2010 to the present. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

14. 401(k) Plan

In September 2011, the Company established a 401(k) plan for all of its employees. This plan covers substantially all of its employees who meet the minimum age requirement. Under the terms of the plan, the Company contributes on a payroll basis up to 4% of an employee’s salary or cash bonus.

During the years ended December 31, 2011 and 2012, the Company recognized $0 and $20, respectively, of expense related to its contributions to this plan.

15. Related Party Transactions

The Company entered into consulting agreements for business management activities with certain members of the Company’s board of directors. Consulting fees paid for the years ended December 31, 2011 and 2012 were $0 and $51, respectively.

The Company entered into a lease agreement with MPM Heartland House, LLC, a company in which the current Chief Executive Officer and President of the Company, also a director of the Company, is the principal owner (Note 12). Rent paid for the years ended December 31, 2011 and 2012 was $8 and $26, respectively.

The Company has entered into a services agreement to sublease office space and receive office related services from MPM Asset Management, LLC, an affiliate of two of the Company’s principal stockholders (Note 12). In addition, one of the Company’s directors is a managing director and an executive officer of MPM Asset Management, LLC. Rent paid for the years ended December 31, 2011 and 2012 was $42 and $42, respectively.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

15. Related Party Transactions (continued)

The Company entered into two Exclusive IP License Agreements and an API Development Agreement with RaQualia Pharma, Inc., who holds the Company’s Series A-1 Preferred Stock (Note 8).

In 2011, the Company paid $262 to MPM Asset Management, LLC, one of the Series A Preferred Stockholders, for costs incurred in 2010 in connection with the incorporation of the Company and the Series A Preferred Stock financing. In addition, the Company paid to MPM Asset Management, LLC, $42 for financial and administrative services and $21 for financial services in 2011 and 2012, respectively, which were recorded in general and administrative expense in the Company’s statement of operations.

16. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the years ended December 31, 2011 and 2012:

	YEAR ENDED DECEMBER 31,
	2011	2012

Numerator:
Net loss	$(3,464)	$(11,636)
Modification of Series A convertible preferred stock	(276)	—
Unaccreted dividends on convertible preferred stock	(902)	(2,035)

Net loss attributable to common stockholders	$(4,642)	$(13,671)

Denominator:
Weighted average common shares outstanding—basic and diluted	300,841	395,918

Net loss per share attributable to common stockholders—basic and diluted	$(15.43)	$(34.53)

Stock options for the purchase of 1,040,307 and 952,957 shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2011 and 2012, respectively, because those options had an anti-dilutive impact due to the net loss attributable to common stockholders incurred for the period.

17. Subsequent Events

For its financial statements as of December 31, 2012 and for the year then ended, the Company evaluated subsequent events through March 20, 2013, the date on which those financial statements were available to be issued.

On January 30, 2013, the Company closed a second tranche of Series C Preferred Stock financing and issued 650,459 shares at a purchase price of $4.00 per share for gross proceeds of $2,602. In connection with the Series C Preferred Stock financing, the Company paid issuance costs totaling $8. The rights and preferences of the Series C Preferred Stock issued in January 2013 are identical to the rights and preferences of the Series C Preferred Stock issued on December 28, 2012 (Note 9).

On February 11, 2013, the Company closed a third tranche of Series C Preferred Stock financing and issued 43,112 shares at a purchase price of $4.00 per share for gross proceeds of $172. In connection with the Series C Preferred

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share and per share data)

17. Subsequent Events (continued)

Stock financing, the Company paid issuance costs totaling $1. The rights and preferences of the Series C Preferred Stock issued in February 2013 are identical to the rights and preferences of Series C Preferred Stock issued on December 28, 2012 (Note 9).

On May 22, 2013, the Company effected a 1-for-1.662 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the conversion ratio for each series of Convertible Preferred Stock (Note 9). Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split and adjustment of the preferred share conversion ratios.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

BALANCE SHEETS (Unaudited)

(Amounts in thousands, except share and per share data)

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Assets
Current assets:
Cash and cash equivalents	$46,169	$13,973
Short-term marketable securities	6,137	6,382
Receivable from stockholder	—	650
Prepaid expenses and other current assets	305	25

Total current assets	52,611	21,030
Property and equipment, net	21	19
Restricted cash	—	141
Other long-term assets	36	32

Total assets	$52,668	$21,222

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$816	$761
Accrued expenses	1,658	1,361
Current portion loan payable	1,250	—
Deferred income	800	800
Other current liabilities	530	562

Total current liabilities	5,054	3,484
Loan payable	3,691	—
Other long-term liabilities	87	96

Total liabilities	8,832	3,580

Commitments and contingencies (Notes 6 and 8)

Series A convertible preferred stock; $0.001 par value; no shares authorized, issued or outstanding at September 30, 2013; and 10,000,000 shares authorized, 9,999,999 shares issued and outstanding at December 31, 2012	—	9,951
Series A-1 convertible preferred stock; $0.001 par value; no shares authorized, issued or outstanding at September 30, 2013; and 2,750,000 shares authorized, issued and outstanding at December 31, 2012	—	4,662
Series B convertible preferred stock; $0.001 par value; no shares authorized, issued or outstanding at September 30, 2013; and 5,166,667 shares authorized, 5,141,667 shares issued and outstanding at December 31, 2012	—	15,241
Series C convertible preferred stock; $0.001 par value; no shares authorized, issued or outstanding at September 30, 2013; and 3,000,000 shares authorized, 2,349,541 shares issued and outstanding at December 31, 2012	—	9,343
Stockholders’ equity (deficit):
Common stock; $0.001 par value; 100,000,000 and 25,016,667 shares authorized at September 30, 2013 and December 31, 2012, respectively; 21,205,578 and 830,823 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	21	1
Additional paid-in capital	77,429	654
Deficit accumulated during the development stage	(33,614)	(22,210)

Total stockholders’ equity (deficit)	43,836	(21,555)

Total liabilities stockholders’ equity	$52,668	$21,222

The accompanying notes are an integral part of these unaudited interim financial statements.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(Amounts in thousands, except share and per share data)

	NINE MONTHS ENDED SEPTEMBER 30,		CUMULATIVE PERIOD FROM INCEPTION (DECEMBER 1, 2010) TO SEPTEMBER 30, 2013
	2013	2012
Revenue	$—	$—	$—
Operating expenses
Research and development	7,817	5,338	17,304
General and administrative	3,911	2,186	8,481
In-process research and development	—	—	8,025

Total operating expenses	11,728	7,524	33,810

Loss from operations	(11,728)	(7,524)	(33,810)
Other income (expense)
Interest income	51	12	78
Interest expense	(182)	—	(182)
Other income	455	81	576

Total other income (expense)	324	93	472

Net loss and comprehensive loss	(11,404)	(7,431)	$(33,338)

Unaccreted dividends on convertible preferred stock	—	(1,493)

Net loss attributable to common stockholders	$(11,404)	$(8,924)

Net loss per share attributable to common stockholders basic and diluted	$(1.50)	$(28.79)

Weighted average shares outstanding, basic and diluted (1)	7,601,388	309,994

(1)	All per share amounts and Aratana shares outstanding for all periods reflect the 1-for-1.662 reverse stock split, which was effective May 22, 2013.

The accompanying notes are an integral part of these unaudited interim financial statements.

ARATANA THERAPEUTICS, INC

(A Development Stage Enterprise)

STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (Unaudited)

(Amounts in thousands, except share data)

	SERIES A CONVERTIBLE PREFERRED STOCK		SERIES A-1 CONVERTIBLE PREFERRED STOCK		SERIES B CONVERTIBLE PREFERRED STOCK		SERIES C CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDI- TIONAL PAID-IN CAPITAL	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL STOCK- HOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	PAR VALUE
Balance at December 31, 2012	9,999,999	$9,951	2,750,000	$4,662	5,141,667	$15,241	2,349,541	$9,343	830,823	$1	$654	$(22,210)	$(21,555)
Issuance of Series C convertible preferred stock, net of issuance cost of $19	—	—	—	—	—	—	693,571	2,756	—	—	—	—	—
Compensation expense related to stock options and restricted awards	—	—	—	—	—	—	—	—	—	—	427	—	427
Impact of initial public offering on stockholders’ deficit:
Conversion of shares of preferred stock to common stock	(9,999,999)	(9,951)	(2,750,000)	(4,662)	(5,141,667)	(15,241)	(3,043,112)	(12,099)	12,596,070	13	41,940	—	41,953
Dividends for preferred shares issued upon initial public offering	—	—	—	—	—	—	—	—	755,823	1	—	—	1
Initial public offering of common stock, net of $5,394 of offering costs	—	—	—	—	—	—	—	—	6,612,500	6	34,274	—	34,280
Vesting of restricted stock	—	—	—	—	—	—	—	—	191,659	—	—	—	—
Vesting of stock awards early exercised	—	—	—	—	—	—	—	—	218,703	—	134	—	134
Net loss	—	—	—	—	—	—	—	—	—	—	—	(11,404)	(11,404)

Balance at September 30, 2013	—	$—	—	$—	—	$—	—	$—	21,205,578	$21	$77,429	$(33,614)	$43,836

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS (Unaudited)

(Amounts in thousands)

	NINE MONTHS ENDED SEPTEMBER 30,		CUMULATIVE PERIOD FROM INCEPTION (DECEMBER 1, 2010) TO SEPTEMBER 30, 2013
	2013	2012
Cash flows from operating activities
Net loss	$(11,404)	$(7,431)	$(33,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Acquired in-process research and development	—	—	8,025
Stock-based compensation expense	427	86	559
Depreciation expense	9	7	26
Non-cash interest expense	21	—	21
Changes in operating assets and liabilities:
Prepaid expenses	(280)	(55)	(305)
Other assets	(11)	(38)	(43)
Accounts payable	36	142	797
Accrued expenses	316	1,583	1,677
Deferred income	—	800	800
Other liabilities	2	—	2

Net cash used in operating activities	(10,884)	(4,906)	(21,779)

Cash flows from investing activities
Purchases of property and equipment	(14)	(7)	(51)
Proceeds from the sale of property and equipment	3	—	3
Purchases of marketable securities	(2,955)	(2,952)	(15,964)
Proceeds from maturities of marketable securities	3,200	2,952	9,827
Purchase of in-process research and development	—	—	(7,525)
Change in restricted cash	141	—	1

Net cash provided by (used in) investing activities	375	(7)	(13,709)

Cash flows from financing activities
Proceeds from issuance of debt, net of discount	4,927	—	4,927
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	—	—	9,951
Proceeds from issuance of Series A-1 convertible preferred stock, net of issuance costs	—	7,699	4,662
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	—	—	15,241
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	3,406	—	12,099
Proceeds from issuance of restricted stock	—	139	139
Proceeds from stock option exercises	97	38	363
Repurchase of early exercised stock	(5)	—	(5)
Proceeds from initial public offering of common stock, net of commissions	36,897	—	36,897
Payments of initial public offering costs	(2,617)	—	(2,617)

Net cash provided by financing activities	42,705	7,876	81,657

Net increase (decrease) in cash and cash equivalents	32,196	2,963	46,169
Cash and cash equivalents, beginning of period	13,973	6,002	—

Cash and cash equivalents, end of period	$46,169	$8,965	$46,169

Supplemental disclosure of cash-flow information:
Cash paid for interest	$161	$—	$161
Supplemental disclosure of noncash investing and financing activities:
Accrued third-party milestone payment	$500	$—	$500
Conversion of preferred stock into common stock	$41,953	$—	$41,953

The accompanying notes are an integral part of these unaudited interim financial statements.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

(Unaudited, amounts in thousands, except share and per share data)

1. Nature of Business, Basis of Presentation and Summary of Accounting Policies

Aratana Therapeutics, Inc. (the “Company,” or “Aratana”) (a development stage enterprise) was incorporated on December 1, 2010 under the laws of the State of Delaware. The Company is a biopharmaceutical company focused on the licensing or acquisition, development and commercialization of innovative biopharmaceutical products for cats, dogs and other companion animals. The Company has licensed and is developing three compounds: a selective prostaglandin E receptor 4, or EP4, antagonist (AT-001) for the treatment of pain and inflammation associated with osteoarthritis in dogs and cats; a ghrelin agonist (AT-002) for inappetence in cats and dogs; and a bupivacaine liposome injectable suspension (AT-003) for the treatment of post-operative pain in cats and dogs. With the acquisition of Vet Therapeutics Inc, (“Vet Therapeutics”) on October 15, 2013, the Company added two more development programs: a monoclonal antibody (MAB) as an aid for the treatment of canine B-cell lymphoma and a MAB as an aid for the treatment of canine T-cell lymphoma. Since its inception, the Company has devoted substantially all of its efforts to research and development, recruiting management and technical staff, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage.

On May 22, 2013, the Company effected a 1-for-1.662 reverse stock split of its issued and outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split.

In July 2013, the Company completed its initial public offering in which the Company issued and sold 6,612,500 shares of common stock at a public offering price of $6.00 per share. The Company received net proceeds of approximately $34,274 after deducting underwriting discounts and commissions of approximately $2,777 and other offering expenses of approximately $2,617. Upon the closing of the initial public offering, all shares of the Company’s then-outstanding convertible preferred stock and accumulated dividends automatically converted into an aggregate of 13,351,902 shares of common stock.

On October 15, 2013, the Company acquired Vet Therapeutics (Note 12) pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated October 13, 2013, by and among Vet Therapeutics, Aratana, Jayhawk Acquisition Corporation, a wholly owned subsidiary of Aratana (“Merger Sub”), and Jeffrey Miles, as the stockholders’ representative. In connection with the consummation of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Vet Therapeutics, and Vet Therapeutics survived as a wholly owned subsidiary of Aratana (the “Vet Merger”).

On January 6, 2014, the Company acquired all of the outstanding shares of capital stock of Okapi Sciences NV (“Okapi”) pursuant to the terms of a Stock Purchase Agreement (the “Purchase Agreement”), dated January 6, 2014, by and among the Company, Wildcat Acquisition BVBA, a wholly owned subsidiary of the Company, the holders of all of the outstanding capital stock of Okapi (collectively, the “Sellers”) and Thuja Capital Healthcare Fund BV, as the Sellers’ representative (the “Okapi Acquisition”).

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2012 and the notes thereto as filed with the Securities and Exchange Commission in the Company’s final prospectus on June 27, 2013 relating to its Registration Statement on Form S-1. In the opinion of management, all adjustments, consisting of a normal and recurring nature, considered necessary for a fair presentation, have been included.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

1. Nature of Business, Basis of Presentation and Summary of Accounting Policies (continued)

commitments in the normal course of business. The Company is in the development stage and has incurred recurring losses and negative cash flows from operations. As of September 30, 2013, the Company had cash and cash equivalents and marketable securities of $52,306. Management believes that current cash, cash equivalents and marketable securities on hand at September 30, 2013 should be sufficient to fund operations at least through September 30, 2014. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations, to fund increased research and development costs in order to seek approval for commercialization of its product candidates and to fund the payment of its debt obligations, including $17,889 of promissory notes related to the acquisitions of Vet Therapeutics and Okapi Sciences NV which are due on December 31, 2014. The Company’s failure to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategies as this capital is necessary for the Company to perform the research and development activities required to develop the Company’s product candidates in order to generate future revenue streams.

Management of the Company is currently pursuing a public offering to raise the additional capital needed to continue planned operations. There can be no assurance the Company will be successful in completing this offering on acceptable terms or at all.

In the event the Company does not complete a public offering, the Company will seek additional funding through new license arrangements or private financings. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into new license arrangements. Arrangements with others may require the Company to relinquish rights to certain of its technologies or product candidates. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company needs additional funds and it is unable to obtain funding on a timely basis, the Company will need to significantly curtail its research and development activities in an effort to provide sufficient funds to continue its operations, which would adversely affect its research and development activities and business prospects.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuation of common stock and stock-based awards and the accrual of research and development expenses. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements

Comprehensive Income—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income: In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount is required to be reclassified under U.S. GAAP. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This guidance revised the previous guidance issued in June 2011 that was deferred and was applicable for the Company for interim and annual periods beginning on January 1, 2013. The adoption of this guidance did not have a material impact on its financial condition, results of operations or cash flows.

Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists: In July 2013, the FASB issued changes to the presentation of an

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

1. Nature of Business, Basis of Presentation and Summary of Accounting Policies (continued)

Recently Issued and Adopted Accounting Pronouncements (continued)

unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. These changes require an entity to present an unrecognized tax benefit as a liability in the financial statements if a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, an unrecognized tax benefit is required to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. These changes become effective for the Company on January 1, 2014. The Company is currently assessing the impacts, if any, of this new guidance on its financial condition, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

2. Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets that were subject to fair value measurement on a recurring basis as of September 30, 2013 and December 31, 2012 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

	FAIR VALUE MEASUREMENTS AS OF SEPTEMBER 30, 2013 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Cash equivalents	$—	$248	$—	$248
Marketable securities	—	6,137	—	6,137

	$—	$6,385	$—	$6,385

	FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2012 USING:
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Marketable securities	$—	$6,382	$—	$6,382

	$—	$6,382	$—	$6,382

The Company measures the fair value of cash equivalents and marketable securities using Level 2 inputs and primarily relies on quoted prices in active markets for similar securities. During the nine months ended September 30, 2013 and year ended December 31, 2012, there were no transfers between Level 1, Level 2 and Level 3.

The amount outstanding under the Company’s loan and security agreement (the “Credit Facility”) is measured at its carrying value in the accompanying balance sheet, though the Company discloses the fair value of this financial

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

2. Fair Value of Financial Assets and Liabilities (continued)

instrument. The Company determines the fair value of the amount outstanding under the Credit Facility using an income approach, utilizing a discounted cash flow analysis based on current market interest rates for debt issues with similar remaining years to maturity adjusted for credit risk. The amount outstanding under the Credit Facility was valued using Level 2 inputs as of September 30, 2013. The result of the calculation yielded a fair value that approximates carrying value.

3. Marketable Securities

As of September 30, 2013 and December 31, 2012, the fair value of available-for-sale marketable securities by type of security was as follows:

	SEPTEMBER 30, 2013
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Certificates of deposit	$6,137	$—	$—	$6,137

	$6,137	$—	$—	$6,137

	DECEMBER 31, 2012
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Certificates of deposit	$6,382	$—	$—	$6,382

	$6,382	$—	$—	$6,382

At September 30, 2013, marketable securities consisted of investments that mature within one year. At December 31, 2012, marketable securities consisted of investments that mature within one year, with the exception of one CD, which has a stated maturity within two years and an aggregate fair value of $245; this investment is classified in current assets as it is viewed as being available to support current operations.

4. Property and Equipment, Net

Property and equipment consisted of the following as of September 30, 2013 and December 31, 2012:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Laboratory and office equipment	$3	$2
Computer equipment	38	32
Furniture	2	2

Total property and equipment	43	36
Less: Accumulated depreciation	(22)	(17)

Property and equipment, net	$21	$19

Depreciation expense was $9 and $7 for the nine months ended September 30, 2013 and September 30, 2012, respectively.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

5. Restricted Cash

During the three months ended September 30, 2013, the Company closed the collateralized letter of credit with UMB N.A. which was posted as collateral for future obligations. The restricted cash was invested by the bank in a CD which was redeemed and proceeds remitted to the Company.

6. Debt

On March 4, 2013, the Company entered into the Credit Facility with Square 1 Bank as lender. The Credit Facility provides for an initial term loan of $5,000 in principal (the “Initial Term Loan”) and additional term loans not to exceed $5,000 in principal, with total borrowings not to exceed $10,000. The additional term loans are available through March 4, 2014. The term loans are to be used to supplement the Company’s growth capital needs and for general corporate purposes, and all loans funded under the Credit Facility mature on March 4, 2016. The Credit Facility is secured by substantially all of the Company’s personal property other than intellectual property. The Company is not permitted to encumber, or grant a security interest in, its intellectual property. At September 30, 2013, total borrowings under the Credit Facility were $5,000.

The Company is obligated to make interest-only payments on any loans funded under the Credit Facility until March 31, 2014, and thereafter to pay 24 consecutive equal monthly installments of principal and interest through March 31, 2016. Prior to March 4, 2014, the loans under the Credit Facility bear interest at a variable annual rate equal to the greater of (i) the prime rate then in effect plus 2.25% or (ii) 5.50%. On or after March 4, 2014, the loans under the Credit Facility bear interest at a fixed annual rate equal to the greater of (i) prime rate in effect on March 4, 2014 plus 2.25% or (ii) 5.50%.

On the issuance date of March 4, 2013, the Initial Term Loan was recorded in the balance sheet net of discount of $73, related to fees assessed by the lender at the time of borrowing. The carrying value of this debt is being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the three-year term of the Initial Term Loan to the maturity date. At September 30, 2013, the debt discount balance totaled $59. Accretion amounts recognized as interest expense for the three months and nine months ended September 30, 2013 totaled $9 and $21 respectively.

The Company is obligated to pay a fee of up to $250 to Square 1 Bank upon a sale of substantially all of the Company’s assets or capital stock or upon a reorganization where 100% of voting stockholders hold less than 50% of voting securities after such transaction.

The Credit Facility includes restrictions on, among other things, the Company’s ability to incur additional indebtedness, pay dividends in cash or make other distributions in cash, make certain investments, create liens, sell assets, make loans and make capital expenditures. The Credit Facility requires that, from March 4, 2013 through December 31, 2013, the cash maintained at Square 1 Bank plus the cash available under the Credit Facility equal an amount that is at least four times the amount of monthly cash burn, and the Company is required to maintain a liquidity ratio of at least one-to-one beginning January 1, 2014. The Credit Facility further requires that 50% of the Company’s cash balance must be held at Square 1 Bank, provided the Company has at least $10,000 in cash. If the Company has less than $10,000 in cash, all cash must be held at Square 1 Bank.

The Credit Facility also includes events of default, the occurrence and continuation of any of which provides Square 1 Bank the right to exercise remedies against the Company and the collateral securing the loans under the Credit Facility, including cash. These events of default include, among other things, failure to pay any amounts due under the Credit Facility, insolvency, the occurrence of a material adverse event, the occurrence of any default under certain other indebtedness and a final judgment against the Company in an amount greater than $350. At September 30, 2013, the Company is in compliance with all covenants related to the Credit Facility.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

6. Debt (continued)

Estimated future principal payments under the Initial Term Loan are as follows:

Years Ending December 31,
2013	$—
2014	1,875
2015	2,500
2016	625
2017	—
Thereafter	—

Total	$5,000

During the nine months ended September 30, 2013, the Company recognized $182 of interest expense related to the Credit Facility, respectively.

The Company had no debt outstanding as of December 31, 2012.

Additional Term Loan

On October 11, 2013, the Company entered into an amendment of the Credit Facility (the “Credit Facility Amendment”), which, among other things, increased the amount that remains available for the Company to draw by an additional $5,000, to a total of $10,000. Simultaneously with the closing of the Credit Facility Amendment on October 11, 2013, the Company borrowed the total $10,000 available under the Credit Facility. Pursuant to the terms of the Credit Facility Amendment, upon consummation of the merger with Vet Therapeutics, Vet Therapeutics then became a co-borrower under the credit facility and granted a security interest in substantially all of its assets to Square 1. At October 15, 2013, total borrowings under the Credit Facility were $15,000.

The Credit Facility Amendment also revised the terms of the Company’s financial covenant with respect to its liquidity ratio. The Company is required to maintain a liquidity ratio of at least 1.00-to-1.00 beginning January 1, 2014, provided that if the Company receives approval from the U.S. Food and Drug Administration or a biologic license from the U.S. Department of Agriculture for at least two of the Company’s products by January 1, 2014, the liquidity ratio that it is required to maintain will be reduced to 0.50-to-1.00. At October 15, 2013, the Company was in compliance with all financial covenants.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

7. Accrued Expenses, Other Current Liabilities and Other Long-Term Liabilities

Accrued expenses (current), other current liabilities and other long-term liabilities consisted of the following as of September 30, 2013 and December 31, 2012:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Accrued expenses:
Accrued payroll and related expenses	$663	$571
Accrued professional fees	211	88
Accrued interest	23	—
Accrued research and development costs	681	695
Accrued other	80	7

	$1,658	$1,361

Other current liabilities:
Early exercise of stock-based awards	$30	$62
Accrued third-party license fee	500	500

	$530	$562

Other long-term liabilities:
Early exercise of stock-based awards	$87	$96

	$87	$96

8. Agreements

Kansas Bioscience Authority (“KBA”) Programs

During the nine months ended September 30, 2013, the Company recognized income from a research and development grant from the Kansas Bioscience Authority of $455. No grant income was recognized during the respective periods during 2012.

Exclusive Option Programs

The Company’s business model is to identify innovative proprietary compounds from human biopharmaceutical companies and to develop these product candidates into regulatory-approved therapeutics specifically for use in pets. To this end, the Company has developed a process in which, in exchange for a fee, it enters into a time-limited option agreement (the “Exclusive Option Program”) with a biopharmaceutical company (the “Potential Licensor”). During the option period the Company obtains from the Potential Licensor the data and information necessary to perform studies to evaluate the compound. Once the Company has evaluated the compound, it can choose to either terminate the Exclusive Option Program with no further obligation, or exercise the option to enter into an exclusive, worldwide license agreement (the “License Agreement”) to develop and commercialize products for non-human animal health applications. The fee associated with the Exclusive Option Program is generally non-refundable and non-creditable.

The principal terms of the License Agreement, if entered into by the Company, will generally consist of an exclusive, world-wide license to all non-human animal health applications in exchange for an upfront license fee, milestone payments upon the achievement of certain regulatory milestones, as well as royalties on sales.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

8. Agreements (continued)

Exclusive Option Programs (continued)

During the nine months ended September 30, 2013, the Company entered into three Exclusive Option Programs and recognized expenses of $850 with respect to these Exclusive Option Programs. The Exclusive Option Programs will expire in 2014, based upon the terms of the agreements.

No Exclusive Option Programs were entered into during the year ended December 31, 2012.

9. Common Stock

On May 22, 2013, the Company effected a 1-for-1.662 reverse stock split of its issued and outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split.

At June 30, 2013, the Company’s Certificate of Incorporation, as amended, authorized the Company to issue 25,041,667 shares of common stock, par value $0.001 per share.

In July 2013, the Company completed the initial public offering of its common stock in which the Company issued and sold 6,612,500 shares of common stock at a public offering price of $6.00 per share. The Company received net proceeds of approximately $34,274 after deducting underwriting discounts and commissions of approximately $2,777 and other offering expenses of approximately $2,617.

On June 26, 2013, the holders of at least 75% of the then-outstanding shares of Series A Preferred Stock elected and consented to the automatic conversion of each outstanding share of Preferred Stock into shares of common stock immediately prior to the consummation of the public offering contemplated by the Company’s Registration Statement on Form S-1 (No. 333-187372).

Immediately prior to the consummation of the initial public offering, all shares of the Company’s then-outstanding convertible preferred stock and accumulated dividends automatically converted into an aggregate of 13,351,902 shares of common stock.

On July 2, 2013, the Company increased the number of authorized shares of its common stock from 25,041,667 to 100,000,000 and provided for 10,000,000 authorized shares of preferred stock, par value $0.001 per share.

10. Stock-Based Awards

2010 Equity Incentive Plan

In 2010, the Company’s board of directors adopted the 2010 Equity Incentive Plan (the “2010 Plan”). The 2010 Plan provides for the Company to sell or issue common stock or restricted common stock and to grant incentive stock options or nonqualified stock options for the purchase of common stock with a maximum term of ten years to employees, members of the board of directors and consultants of the Company. No further awards will be granted from the 2010 Plan.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

10. Stock-Based Awards (continued)

2010 Equity Incentive Plan (continued)

The following table summarizes the activities for our stock options for the nine months ended September 30, 2013:

	SHARES ISSUABLE UNDER OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Outstanding as of December 31, 2012	564,636	$0.32	9.0	$1,286
Granted	231,445	1.39
Exercised	(232,715)	0.42
Forfeited/canceled	(15,040)	0.40
Expired	(9,229)	0.43

Outstanding as of September 30, 2013	539,097	$0.72	4.91	$8,422

	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Unvested restricted common stock as of December 31, 2012	390,209	$0.40
Restricted common stock issued	76,496	2.59
Restricted common stock vested	(190,720)	0.72
Restricted common stock forfeited/ canceled	—	—

Unvested restricted common stock as of September 30, 2013	275,985	$0.78

During August 2013, the Company modified two stock option awards granted to the Company’s former President, for the purchase of 269,817 shares of common stock in the aggregate. The modifications included the forfeiture of options to purchase 9,228 shares of common stock, and extended the expiration date of options from August 9, 2013 to January 31, 2014. No additional stock based compensation expense was recognized as a result of this modification.

As of September 30, 2013, options for the purchase of 1,135,974 shares of the Company’s common stock (net of repurchased shares) have been exercised, of which 402,340 are unvested and are subject to repurchase.

2013 Equity Incentive Plan

In 2013, the Company’s board of directors adopted the 2013 Equity Incentive Plan (the “2013 Plan”). The 2013 Plan provides for the Company to sell or issue common stock or restricted common stock and to grant incentive stock options or nonqualified stock options for the purchase of common stock with a maximum term of ten years to employees, members of the board of directors and consultants of the Company.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

10. Stock-Based Awards (continued)

2013 Equity Incentive Plan (continued)

The following table summarizes the activities for our stock options for the nine months ended September 30, 2013:

	SHARES ISSUABLE UNDER OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Outstanding as of December 31, 2012	—	$—	—	$—
Granted	319,782	6.11
Exercised	—	—
Forfeited/canceled	—	—
Expired	—	—

Outstanding as of September 30, 2013	319,782	$6.11	9.75	$3,272

	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Unvested restricted common stock as of December 31, 2012	—	$—
Restricted common stock issued	13,216	7.62
Restricted common stock vested	(939)	7.56
Restricted common stock forfeited/canceled	—	—

Unvested restricted common stock as of September 30, 2013	12,277	$7.63

Stock-Based Compensation

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The Company recorded stock-based compensation expense related to stock options and restricted stock for the nine months ended September 30, 2013 as follows:

	NINE MONTHS ENDED SEPTEMBER 30,
	2013	2012
Research and development	$130	$2
General and administrative	297	84

Total	$427	$86

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

10. Stock-Based Awards (continued)

Stock-Based Compensation (continued)

The Company had an aggregate of $1,575 and $185 of unrecognized stock-based compensation expense for options outstanding and restricted stock awards, respectively, as of September 30, 2013, which is expected to be recognized over a weighted average period of 1.7 years.

11. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the nine months ended September 30, 2013.

	NINE MONTHS ENDED SEPTEMBER 30,
	2013	2012
Numerator:
Net Loss	$(11,404)	$(7,431)
Unaccreted dividends on convertible preferred stock	—	(1,493)

Net loss attributable to common stockholders	$(11,404)	$(8,924)

Denominator:
Weighted average shares outstanding - basic and diluted	7,601,388	309,994

Net loss per share attributable to common stockholders—basic and diluted (1)	$(1.50)	$(28.79)

(1)	All per share amounts and shares outstanding for all periods reflect the 1-for-1.662 reverse stock split, which was effective May 22, 2013.

Stock options for the purchase of 1,020,652 shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2012, because those options had an anti-dilutive impact due to the net loss attributable to common stockholders incurred for the period.

Stock options for the purchase of 941,437 shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2013, because those options had an anti-dilutive impact due to the net loss attributable to common stockholders incurred for the period.

12. Related Party Transactions

In September 2013, the Company terminated the services agreement with MPM Asset Management and John Vander Vort, one of our directors, pursuant to which Mr. Vander Vort served as a consultant to the Company with respect to the management of our legal processes and outside law firms.

13. Subsequent Events

Acquisition of Vet Therapeutics, Inc.

On October 15, 2013, the Company acquired Vet Therapeutics, Inc. (“Vet Therapeutics”) pursuant to the terms of the Merger Agreement, dated October 13, 2013, by and among Vet Therapeutics, Aratana, Merger Sub, and Jeffrey Miles, as the stockholders’ representative.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Acquisition of Vet Therapeutics, Inc. (continued)

In connection with the consummation of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Vet Therapeutics, and Vet Therapeutics survived as a wholly owned subsidiary of Aratana Therapeutics.

Under the terms of the Merger Agreement, the Company paid to the former equity holders and former holders of stock options to acquire shares of Vet Therapeutics common stock aggregate merger consideration, subject to post-closing working capital adjustments, of (i) $30,000 in cash, (ii) 625,000 shares (the “Merger Shares”) of Aratana’s common stock (valued at $14,700), and (iii) a promissory note in the principal amount of $3,000 with a maturity date of December 31, 2014. The promissory note bears interest at a rate of 7% per annum, payable quarterly in arrears, and is subject to prepayment in the event of specified equity financings by the Company. The Company also agreed to pay up to $5,000 in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product.

The Vet Merger was accounted for under the purchase method of accounting in accordance with applicable accounting guidance on business combinations. The total estimated purchase price, calculated as described below, was allocated to the net tangible assets and intangible assets of Vet Therapeutics acquired in connection with the Vet Merger based on their estimated fair values as of the completion of the Vet Merger, and the excess was allocated to goodwill. The process for measuring the fair value of Vet Therapeutics identifiable intangible assets, liabilities and certain tangible assets requires the use of significant assumptions, including estimates of future cash flows and appropriate discount rates.

The fair value of Vet Therapeutics assets acquired and liabilities assumed was measured in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurement and Disclosure” (“ASC 820”), which establishes the framework for measuring fair values. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants.

Consideration Transferred

The transaction-date fair value of the consideration transferred to sellers of Vet Therapeutics, less cash acquired, was $51,498, which consisted of the following:

Cash consideration	$30,000
Fair value of Merger Shares	14,700
Fair value of promissory note	3,000
Fair value of contingent consideration	3,810

Fair value of total consideration	51,510
Less cash acquired	(12)

Total consideration transferred, net of cash acquired	$51,498

Under the terms of the Merger Agreement, the Company agreed to issue 625,000 shares of its common stock without registration rights to the stockholders of Vet Therapeutics. On October 15, 2013, the closing date of the Vet Merger, the fair market value of Aratana’s publicly traded common stock was $27.67 per share. In order to determine the fair value of consideration transferred to Vet Therapeutics shareholders related to the Merger Shares,

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Acquisition of Vet Therapeutics, Inc. (continued)

the Company applied a discount for the lack of marketability of 15% to the Company’s closing stock price on the closing date of the Vet Merger to account for the lack of access to an active public market for these shares. This resulted in aggregate purchase consideration related to the Merger Shares of $14,700.

Under the terms of the Vet Merger Agreement, the Company agreed to pay up to $5,000 in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for Vet Therapeutics’ B-cell lymphoma product. Contingent consideration is recorded as a liability and measured at fair value using a discounted cash flow model utilizing significant unobservable inputs, including the probability of achieving each of the potential milestones and an estimated discount rate commensurate with the risks of the expected cash flows attributable to the milestones. This resulted in aggregate contingent purchase consideration of $3,810. Significant increases or decreases in any of the probabilities of success would result in a significantly higher or lower fair value, respectively, and commensurate changes to this liability. The fair value of contingent consideration and the associated liability will be adjusted to fair value at each reporting date until actual settlement occurs, with the changes in fair value reflected in earnings.

Preliminary Purchase Price Allocation

The following table summarizes the preliminary estimated fair values of tangible and intangible assets acquired and liabilities assumed as of the date of Vet Merger:

Accounts receivable	$108
Inventory	172
Other current assets	6
Property, plant and equipment	76
Other long-term assets	3
Identifiable intangible assets	46,520
Accounts payable and accrued expenses	(273)
Deferred revenue	(55)
Deferred tax liabilities, net	(16,089)

Total identifiable net assets	30,468

Goodwill	21,030

Total net assets acquired	$51,498

The following table sets forth the components of the identifiable intangible assets acquired by drug program and their estimated useful lives as of the date of Vet Merger:

	FAIR VALUE	USEFUL LIFE
Antibody for B-cell lymphoma (now referred to as AT-004)	$36,440	20 years
Antibody for T-cell lymphoma (now referred to as AT-005)	10,080	20 years

Total intangible assets subject to amortization	$46,520

The purchase price allocation has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value of the assets acquired and liabilities assumed and of the

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Acquisition of Vet Therapeutics, Inc. (continued)

deferred tax assets and liabilities. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from October 15, 2013, the Vet Merger date. With the exception of inventory and deferred revenue, the fair values of tangible assets acquired and liabilities assumed of Vet Therapeutics approximate their carrying value as of the Vet Merger date.

The identifiable intangible assets recognized by the Company as a result of the Vet Merger relate to Vet Therapeutics’ technology, and consist primarily of its intellectual property related to Vet Therapeutics’ B-cell and T-cell antibodies, and the estimated net present value of future cash flows from commercial agreements related to the B-cell technology.

The Vet Therapeutics B-cell technology, which is now referred to as AT-004, was valued using the discounted cash flow method, a form of the income approach, which incorporates the estimated royalty income and milestone payments to be generated from this technology. The estimated cash flows are then discounted to present value. Accordingly, the primary components of this method consist of the determination of cash flows, the probability of achieving and the anticipated timing of the milestone payments, and an appropriate rate of return.

The Vet Therapeutics T-cell technology, which was considered in-process research and development (“IPR&D”) at the acquisition date and which is now referred to as AT-005, was valued using a multi-period excess earnings method, a form of the income approach, which incorporates the estimated future cash flows to be generated from this technology. Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible, and intangible assets. The excess earnings are thereby calculated for each year of a multi-year projection period and discounted to present value. Accordingly, the primary components of this method consist of the determination of excess earnings and an appropriate rate of return.

For the B-cell technology, the Company will recognize straight-line amortization expense over the estimated useful life of the asset. The Company will not amortize the asset related to the T-cell technology until commercialization has been achieved.

Preliminary estimated amortization expense related to the B-cell technology, based upon the Company’s newly acquired intangible asset as of September 30, 2013, is as follows:

YEAR ENDING DECEMBER 31,
Remaining 2013	$456
2014	1,822
2015	1,822
2016	1,822
2017	1,822
Thereafter	28,696

Total	$36,440

The preliminary valuation analysis conducted by Aratana determined that the fair value of identifiable assets acquired less the fair value of identifiable liabilities assumed by the Company were less than the purchase price. As the purchase price exceeds the fair value of assets and liabilities acquired or assumed, goodwill will be recognized.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Acquisition of Vet Therapeutics, Inc (continued)

Goodwill is calculated as the difference between the Vet Merger date fair value of the consideration transferred and the fair values of the assets acquired and liabilities assumed. The goodwill is not expected to be deductible for income tax purposes. Goodwill is recorded as an indefinite-lived asset and is not amortized but tested for impairment on an annual basis or when indications of impairment exist.

Release of the Deferred Tax Asset Valuation Allowance

As a result of the Vet Therapeutics acquisition, the Company reconsidered its assessment of the valuation allowance recorded against its deferred tax assets. The book and tax basis differences arising from the acquired assets and liabilities of Vet Therapeutics will result in positive sources of income to the Company in the future. Accordingly, during the three months ended December 31, 2013, the Company will release its valuation allowance recorded against deferred tax assets and will record an income tax benefit of approximately $10,100 in its statement of operations.

Private Placement

On October 13, 2013, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with various accredited investors, pursuant to which the Company agreed to sell an aggregate of 1,234,375 shares (the “Private Placement Shares”) of its common stock for an aggregate purchase price of $19,750, or $16.00 per share (the “Private Placement”).

Additional Term Loan

In March 2013, the Company entered into a loan and security agreement (the “Credit Facility”), with Square 1 Bank (“Square 1”), as lender (Note 6). On October 11, 2013, the Company entered into an amendment of the Credit Facility (the “Credit Facility Amendment”), which, among other things, increased the amount that remained available for the Company to draw by an additional $5,000, to a total of $10,000. Simultaneously with the closing of the Credit Facility Amendment on October 11, 2013, the Company borrowed the total $10,000 available under the Credit Facility. Pursuant to the terms of the Credit Facility Amendment, upon consummation of the Merger, Vet Therapeutics became a co-borrower under the credit facility and granted a security interest in substantially all of its assets to Square 1. At October 15, 2013, total borrowings under the Credit Facility were $15,000.

The Credit Facility Amendment also revised the terms of Aratana’s financial covenant with respect to its liquidity ratio. The Company is required to maintain a liquidity ratio of at least 1.00-to-1.00 beginning January 1, 2014, provided that if the Company receives approval from the U.S. Food and Drug Administration or a biologic license from the U.S. Department of Agriculture for at least two of Aratana’s products by January 1, 2014, the liquidity ratio that it is required to maintain will be reduced to 0.50-to-1.00. At October 15, 2013, the Company was in compliance with all financial covenants.

Lock-up Restriction Reduced

Stifel, Nicolaus & Company, Incorporated and Lazard Capital Markets LLC, the lead book-running managing underwriters in the Company’s recent initial public offering, are releasing a lock-up restriction with respect to the shares of the Company’s common stock held by the Company’s officers and directors and each of the other stockholders of the Company who signed a lock-up agreement. The release will take effect on December 9, 2013 and the shares may be sold on or after such time. However, each of the Company’s officers and directors and several other stockholders (representing holders of a total of approximately 14 million shares) have agreed with the Company to a new lock-up restriction for a period of 90 days after the closing of the acquisition of Vet Therapeutics. As a result, the lock-up restriction from the Company’s initial public offering of approximately 4 million shares will be released on December 9, 2013.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Executive Management Team

On November 8, 2013, the Company appointed Craig A. Tooman to the position of Chief Financial Officer. On November 26, 2013, the Company and Louise A. Mawhinney, the former Chief Financial Officer, entered into a transition agreement, confirming the cessation of her service as the Company’s Chief Financial Officer on November 8, 2013 and providing for her continued employment with the Company until February 28, 2014 (the “Transition Period”). During the Transition Period, Ms. Mawhinney will continue to receive her current base salary and continued vesting of her equity awards.

Acquisition of Okapi Sciences NV

On January 6, 2014, the Company acquired all of the outstanding shares of capital stock of Okapi pursuant to the terms of the Purchase Agreement, dated January 6, 2014, by and among Aratana, Buyer, the holders of all of the outstanding capital stock of Okapi and Thuja Capital Healthcare Fund BV, as the Sellers’ representative.

Under the terms of the Purchase Agreement, in consideration for all of the outstanding capital stock of Okapi, Buyer (i) paid €10,277 in cash (equivalent to $13,910) at the closing, subject to a post-closing working capital adjustment, (ii) issued a promissory note, which was guaranteed by Aratana, in the principal amount of €11,000 (equivalent to $14,889 as of January 6, 2014), which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment in the event of a specified future equity financing by Aratana, and (iii) agreed to pay up to an additional $16,308 on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, provided that if not paid in cash by April 7, 2014, payment shall be made in the form of shares of Aratana common stock based on the average closing price of Aratana’s common stock during the 10-trading day period ending April 4, 2014, subject to a maximum of 1,060,740 shares and a minimum of 707,160 shares. Pursuant to the terms of the Purchase Agreement, Aratana agreed to file a registration statement with the Securities and Exchange Commission to register for resale any shares of common stock issued described in (iii) above.

The Okapi Acquisition has been accounted for under the purchase method of accounting in accordance with applicable accounting guidance on business combinations. The total estimated purchase price, calculated as described below, was allocated to the net tangible assets and intangible assets of Okapi acquired in connection with the Okapi Acquisition based on their estimated fair values as of the completion of the Okapi Acquisition, and the excess was allocated to goodwill. The process for measuring the fair value of Okapi’s identifiable intangible assets, liabilities and certain tangible assets requires the use of significant assumptions, including estimates of future cash flows and appropriate discount rates.

The fair value of Okapi’s assets acquired and liabilities assumed was measured in accordance with ASC 820, which establishes the framework for measuring fair values. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants.

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Acquisition of Okapi Sciences NV (continued)

Consideration Transferred

The transaction-date fair value of the consideration transferred to the sellers of Okapi, less cash acquired, was $43,238, which consisted of the following:

Cash consideration	$13,910
Fair value of promissory note	14,889
Fair value of contingent consideration	15,166

Fair value of total consideration	43,965
Less cash acquired	(727)

Total consideration transferred, net of cash acquired	$43,238

Under the terms of the Purchase Agreement, Aratana agreed to pay up to $16,308 on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, provided that if not paid in cash by April 7, 2014, payment shall be made in the form of shares of Aratana common stock based on the average closing price of Aratana’s common stock during the 10-trading day period ending April 4, 2014, subject to a maximum of 1,060,740 shares and a minimum of 707,160 shares. This contingent consideration is recorded as a liability and measured at fair value using probability-weighted model utilizing significant observable and unobservable inputs, including the volatility in the market price of the Company’s common stock, the expected probability of settling the contingent consideration in either cash or shares and an estimated discount rate commensurate with the risks of these outcomes. The analysis resulted in a preliminary estimated fair value of contingent consideration of $15,166. This estimate is preliminary, subject to finalization of the Company’s determination of the fair value of the contingent consideration liability as of the closing date. Significant increases or decreases in any of the probabilities of the settlement method and stock price volatility would result in a significantly higher or lower fair value, respectively, and commensurate changes to this liability. The fair value of contingent consideration and the associated liability will be adjusted to fair value at each reporting date until actual settlement occurs, with the changes in fair value reflected in earnings.

Preliminary Purchase Price Allocation

The following table summarizes the preliminary estimated fair values of tangible and intangible assets acquired and liabilities assumed as of the date of the Okapi Acquisition:

Accounts receivable	$72
Prepaid expenses and other current assets	666
Property and equipment	233
Other long-term assets	18
Identifiable intangible assets	29,400
Accounts payable and accrued expenses	(492)
Deferred revenue	(753)
Deferred tax liabilities, net	(3,813)

Total identifiable net assets	25,331

Goodwill	17,907

Total net assets acquired	$43,238

ARATANA THERAPEUTICS, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Unaudited, amounts in thousands, except share and per share data)

13. Subsequent Events (continued)

Acquisition of Okapi Sciences NV (continued)

The following table sets forth the components of the identifiable intangible assets acquired by drug program and their estimated useful lives as of the date of the Okapi Acquisition:

	FAIR VALUE	USEFUL LIFE
Oftalvir (now referred to as AT-006)	$3,400	13 years
Felivir (now referred to as AT-007)	13,500	15 years
Canilox (now referred to as AT-008)	5,300	13 years
Parvo (now referred to as AT-011)	7,200	14 years

Total intangible assets subject to amortization	$29,400

The purchase price allocation has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value of the assets acquired and liabilities assumed and of the deferred tax assets and liabilities. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from January 6, 2014, the Okapi Acquisition date. With the exception of intangible assets and deferred income, the fair values of assets acquired and liabilities assumed of Okapi approximate their carrying value as of the Okapi Acquisition date.

The identifiable intangible assets recognized by the Company as a result of the Okapi Acquisition relate to Okapi’s technology, and consist primarily of its intellectual property related to Okapi’s Oftalvir (AT-006), Felivir (AT-007), Canilox (AT-008) and Parvo (AT-011) programs, and the estimated net present value of future cash flows from commercial agreements related to the Oftalvir program.

All Okapi programs, which were considered IPR&D at the acquisition date, were valued using a multi-period excess earnings method, a form of the income approach, which incorporates the estimated future cash flows to be generated from this technology. Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible, and intangible assets. The excess earnings are thereby calculated for each year of a multi-year projection period and discounted to present value. Accordingly, the primary components of this method consist of the determination of excess earnings and an appropriate rate of return.

The Company will not amortize the assets related to the Okapi programs until commercialization has been achieved.

The preliminary valuation analysis conducted by Aratana determined that the aggregate fair value of identifiable assets acquired less the aggregate fair value of identifiable liabilities assumed by the Company was less than the purchase price. As the purchase price exceeds the fair value of assets and liabilities acquired or assumed, goodwill was recognized. Goodwill is calculated as the difference between the Okapi Acquisition-date fair value of the consideration transferred and the fair values of the assets acquired and liabilities assumed. The goodwill is not expected to be deductible for income tax purposes. Goodwill is recorded as an indefinite-lived asset and is not amortized but tested for impairment on an annual basis or when indications of impairment exist.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders

Vet Therapeutics, Inc.

We have audited the accompanying financial statements of Vet Therapeutics, Inc. (a Delaware Corporation), which comprise the balance sheets as of September 30, 2013 and December 31, 2012, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the nine month period ended September 30, 2013 and the year ended December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vet Therapeutics, Inc. as of September 30, 2013 and December 31, 2012, and the results of their operations and their cash flows for the nine month period ended September 30, 2013 and year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California

December 19, 2013

VET THERAPEUTICS, INC.

BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
ASSETS
Current Assets:
Cash	$2,170	$184
Receivables	92	4,000
Inventory	141	—
Prepaid expenses	6	4

Total current assets	2,409	4,188
Property and equipment, net	76	65
Other long-term assets	3	3

Total assets	$2,488	$4,256

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$22	$39
Bank overdraft	—	333
Accrued expenses	804	379
Convertible notes payable—related party	2,300	2,300
Deferred licensing revenue, current portion	1,920	1,920

Total current liabilities	5,046	4,971

Deferred licensing revenue, net of current portion	480	1,920
Commitments and Contingencies (Notes 7, 8 and 10)	—	—

Stockholders’ Deficit:
Common stock; $0.0001 par value; 10,000,000 shares authorized at September 30, 2013 and December 31, 2012, 1,278,000 shares and 1,270,180 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	—	—
Additional paid-in capital	565	565
Retained deficit	(3,603)	(3,200)

Total stockholders’ deficit	(3,038)	(2,635)

Total liabilities and stockholders’ deficit	$2,488	$4,256

The accompanying notes are an integral part of these financial statements.

VET THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	NINE MONTHS ENDED SEPTEMBER 30, 2013	YEAR ENDED DECEMBER 31, 2012
REVENUES
Licensing revenue	$1,440	$160
Product sales	157	—

Total revenues	1,597	160

COSTS OF REVENUES
Cost of product sales	137	—
Royalty expense	70	—

Total cost of revenues	207	—

GROSS PROFIT	1,390	160

OPERATING EXPENSES
Research and development	1,350	993
General and administrative	360	167

Total operating expenses	1,710	1,160

LOSS FROM OPERATIONS	(320)	(1,000)

OTHER INCOME (EXPENSE)
Interest income	4	1
Interest expense	(87)	(115)

Total other expense	(83)	(114)

NET LOSS	$(403)	$(1,114)

NET LOSS PER SHARE, BASIC AND DILUTED	$(0.32)	$(0.94)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	1,276,654	1,190,341

The accompanying notes are an integral part of these financial statements.

VET THERAPEUTICS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share data)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT
Balance at December 31, 2011	1,070,891	$—	$564	$(2,086)	$(1,522)
Issuance of restricted stock awards	199,289	—	1	—	1
Net loss	—	—	—	(1,114)	(1,114)

Balance at December 31, 2012	1,270,180	—	565	(3,200)	(2,635)
Issuance of restricted stock awards	7,820	—	—	—	—
Net loss	—	—	—	(403)	(403)

Balance at September 30, 2013	1,278,000	$—	$565	$(3,603)	$(3,038)

The accompanying notes are an integral part of these financial statements.

VET THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	NINE MONTHS ENDED SEPTEMBER 30, 2013	YEAR ENDED DECEMBER 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(403)	$(1,114)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	11	—
Changes in operating assets and liabilities:
Receivables	3,908	(4,000)
Inventory	(141)	—
Prepaid expenses	(2)	(1)
Accounts payable	(17)	33
Bank overdraft	(333)	333
Accrued expenses	425	197
Deferred licensing revenue	(1,440)	3,840

Net cash provided by (used in) in operating activities	2,008	(712)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(22)	(65)

Net cash used in investing activities	(22)	(65)

Net Increase (Decrease) in Cash	1,986	(777)
CASH—beginning of period	184	961

CASH—end of period	$2,170	$184

The accompanying notes are an integral part of these financial statements.

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1. NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

Vet Therapeutics, Inc. (the “Company” or “VTI”) was incorporated on August 26, 2008 under the laws of the State of Delaware. The Company is developing and selling antibody-based therapies to treat pet cancer and chronic conditions. VTI is committed to bringing the same modality of products that constitute the standard of care in humans to animal health by applying world-class science to new products for companion animals.

Vet Therapeutics has six programs in development, focused on the following indications:

■	B-cell Lymphoma

■	T-cell Lymphoma

■	Diagnostic to support lymphoma phenotyping

■	Mast Cell Tumor

■	Atopic Dermatitis

■	Feline Lymphoma

The Company’s financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

On October 15, 2013 the Company was acquired by Aratana Therapeutics, Inc. (see Note 13).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuation of common stock and stock-based awards and revenue recognition. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from those estimates.

Cash

The Company classifies all highly liquid investments with stated maturities of three months or less from the date of purchase as cash equivalents. The company held no cash equivalents as of September 30, 2013 and December 31, 2012.

Fair Value Measurements

The carrying values of accounts payable and accrued expenses approximate their fair value due to the short-term nature of these liabilities. There were no financial assets that were subject to fair value measurement on a recurring basis as of September 30, 2013 and December 31, 2012.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Laboratory and office equipment	3 – 5 years
Computer equipment	3 – 5 years
Furniture	3 – 7 years

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (continued)

Expenditures for repairs and maintenance of assets are charged to expense as incurred. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their useful lives. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in income (loss) from operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured (see Note 7).

Research and Development Costs

Research and development costs are expensed as incurred. Included in research and development costs are wages, stock-based compensation and employee benefits, and other operational costs related to the Company’s research and development activities, including facility-related expenses, external costs of outside contractors engaged to conduct both preclinical and clinical studies and allocation of corporate costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are recorded as general and administrative expenses as incurred, as recoverability of such expenditures is uncertain.

Accounting for Stock-Based Compensation

The Company’s stock-based compensation program grants awards that may consist of stock options and restricted stock awards. The fair values of stock option grants are determined as of the date of grant using the Black-Scholes option pricing method. This method incorporates the fair value of the Company’s common stock at the date of each grant and various assumptions such as the risk-free interest rate, expected volatility based on the historic volatility of publicly-traded peer companies, expected dividend yield, and term of the options. The fair values of restricted stock awards are determined based on the fair value of the Company’s common stock, as determined by management and the board of directors, on the date of grant. The fair values of the stock-based awards, including the effect of estimated forfeitures, are then expensed over the requisite service period, which is generally the awards’ vesting periods. The Company classifies stock-based compensation expense in the statement of operations in the same manner in which the award recipient’s payroll costs are classified.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. Diluted net loss is computed by adjusting net loss based on the potential impact of dilutive securities, including outstanding stock options. Diluted net loss per share is computed by dividing the diluted net loss by the weighted average number of shares of common stock, including potential dilutive shares of common stock assuming the dilutive effect of potentially dilutive securities. For periods in which the Company has reported net losses, diluted net loss is the same as basic net loss per share, since their impact would be anti-dilutive to the calculation of net loss per share. Diluted net loss per share is the same as basic net loss per share for the nine months ended September 30, 2013 and year ended December 31, 2012.

Recently Issued and Adopted Accounting Pronouncements

Fair Value Measurement—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs: In May 2011, the FASB issued guidance which represents the converged guidance of the FASB and the International Accounting Standards Board (“IASB”) on fair value measurement and disclosures. In particular, the new guidance: (1) requires the disclosure of the level within the fair value hierarchy level for financial instruments that are not measured at fair value but for which the fair value is required to be disclosed; (2) expands level 3 fair value disclosures about valuation process and sensitivity of the fair value measurement to changes in unobservable inputs; (3) permits an exception to measure fair value of a net position for financial assets and financial liabilities managed on a net position basis; and (4) clarifies that the highest and best use measurement is only applicable to nonfinancial assets. This guidance was applied prospectively for interim and annual periods beginning on January 1, 2012. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations or cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

3. INVENTORY

B cell—lymphoma product consisted of the following as of September 30, 2013:

Raw materials	$9
Work-in-process	47
Finished goods	85

Total inventory	$141

As of December 31, 2012, VTI did not have inventory.

4. PREPAID EXPENSES

Prepaid expenses consisted of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Insurance	$3	$1
Rent	3	3

Total prepaid expenses	$6	$4

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Laboratory equipment	$87	$65

Total property and equipment	87	65
Less: Accumulated depreciation	(11)	—

Total property and equipment, net	$76	$65

Depreciation expense was $11 for the nine months ended September 30, 2013, and $0 for the year ended December 31, 2012. During the period ended September 30, 2013 and year ended December 31, 2012, no assets were disposed of or sold.

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

6. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Payroll and related expenses	$94	$62
Interest	384	297
Research and development costs	19	—
License fee	70	—
Minimum royalty	70	—
Transaction fees	167	—
Other	—	20

	$804	$379

7. AGREEMENTS

Crucell Holland B.V (“Crucell”)

On May 10, 2010, the Company entered into a three year Research License Agreement with Crucell (the “Crucell Research Agreement”) under which the Company received a research license under the PER.C6® patents and a license to utilize PER.C6® know how to evaluate the use of PER.C6® to manufacture certain recombinant antibodies. Under the terms of the Crucell Research Agreement, the Company paid an upfront license payment in the amount of $10 to Crucell and is obligated to pay an annual maintenance fee in the amount $20. The license maintenance fee is subject to a yearly inflation index adjustment. At the date of the Crucell Research Agreement, this technology had not reached technological feasibility and had no alternative future use. Accordingly, research and development was expensed for all payments made under the Crucell Research Agreement.

On April 2, 2013, the Company exercised its option in the Crucell Research Agreement to enter into a Commercial License Agreement with Crucell (the “Crucell Commercial Agreement”), under which the Company received a commercial license to prepare recombinant antibodies. Under the terms of the Crucell Commercial Agreement, the Company is obligated to pay an upfront license payment in the amount of $70 to Crucell and is obligated to pay an annual maintenance fee in the amount of $20 per year until the product has been launched commercially and achieves net sales. The Company may also be required to pay up to $400 in sales milestone payments, based on future sales of certain product. No accrual has been made for the milestone payments as sales milestone levels have not been achieved. The Company may be required to pay single digit royalties on net product sales by the Company allocable to Crucell’s producer cells and/or producer cell know-how, if any. The Company will in the year in which net product sales are achieved will be required to pay Crucell a minimum royalty of $70. Both the annual maintenance fee and minimum royalty are subject to a yearly inflation index adjustment. As of September 30, 2013, the Company accrued $70 of royalties. During the nine months ended September 30, 2013, minimum royalty payments were included in costs of revenues within the statement of operations.

Novartis Animal Health (“NAH”)

On December 6, 2012, the Company entered into an Exclusive Commercial License Agreement with NAH (the “NAH Agreement”), under which the Company granted a commercial license to NAH for VTI-007 (the Company’s B-cell Lymphoma product). The Company received an upfront nonrefundable payment in the amount of $2,000 and another $2,000 for obtaining a Conditional License for VTI-007. The Company is entitled to another $5,000 upon the achievement of various regulatory and development milestones. As of September 30, 2013 these milestones have not been achieved. In addition, the Company will receive tiered royalties based on future net sales of NAH. The $4,000 received is being recognized on a pro-rata basis over the estimated performance period of 25 months.

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

7. AGREEMENTS (continued)

Novartis Animal Health (“NAH”) (continued)

Deferred licensing revenue consisted of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Deferred licensing revenue	$2,400	$3,840
Less: current portion	(1,920)	(1,920)

Deferred licensing revenue net of current portion	$480	$1,920

8. CONVERTIBLE NOTES PAYABLE—RELATED PARTY

During 2009 and 2010, the Company executed agreements to borrow up to $800 (“2009 Financing”), and $1,500 (“2010 Financing”), respectively, from certain of its stockholders through multiple issuances of convertible promissory notes (“2009 Notes”, and “2010 Notes”). Interest on the 2009 Notes and 2010 Notes accrues at 5% per annum.

In April 2009 (“First 2009 Closing”) and December 2009 (“Second 2009 Closing”), the Company borrowed $400 and $200, respectively. In July 2010 (“First 2010 Closing”) and October 2010 (“Second 2010 Closing”), the Company borrowed $200 and $1,500, respectively.

Convertible notes payable consisted of the following as of December 31, 2012 and September 30, 2013:

	ISSUANCE DATE	PRINCIPAL
2009 Notes:
First 2009 Closing	April 7, 2009	$400
Second 2009 Closing	December 11, 2009	200

Sub-total 2009 Notes		600

2010 Notes:
First 2010 Closing	July 24, 2010	200
Second 2010 Closing	October 7, 2010	1,500

Sub-total 2010 Notes		1,700

Total convertible notes payable to stockholders		2,300
Less: Current portion		(2,300)

Convertible notes payable to stockholders, net of current portion		$—

Repayment

The 2009 Notes and the First 2010 Closing originally provided for a stated maturity date of December 30, 2010. In connection with the Company’s Second 2010 Closing, the stated maturity dates of the 2009 Notes and First 2010 Closing Notes were amended to June 30, 2012. The Second 2010 Closing originally provided for a stated maturity date of June 30, 2012.

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

8. CONVERTIBLE NOTES PAYABLE—RELATED PARTY (continued)

Repayment (continued)

As of December 31, 2012 and September 30, 2013 both the 2009 Notes and 2010 Notes were in default and were secured by the Company’s intellectual property. No interest or principal had been paid on any of the 2009 or 2010 Notes as of September 30, 2013.

In October 2013, in conjunction with the Merger (see Note 13), the convertible notes were converted into newly authorized shares of the Company’s Series A Preferred Stock (the “Conversion Shares”) at the conversion price of $0.6441 per share, for a total of 3,570,874 Conversion Shares. Upon conversion, $2,300 in debt principal was converted into preferred stock, $389 of accrued interest was forgiven and all obligations related to the repayment of principal and accrued interest were deemed satisfied.

9. STOCK-BASED AWARDS

Stock Options

The following table summarizes stock option activity for the nine months ended September 30, 2013 and year ended December 31, 2012:

	SHARES ISSUABLE UNDER OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)
Outstanding as of December 31, 2011	1,253,986	$0.07	9.75
Granted	—	—
Exercised	—	—
Forfeited/canceled	—	—
Expired	—	—

Outstanding as of December 31, 2012	1,253,986	$0.07	8.75
Granted	—	—
Exercised	—	—
Forfeited/canceled	—	—
Expired	—	—

Outstanding as of September 30, 2013	1,253,986	$0.07	8.00

Options vested and exercisable, as of December 31, 2012	1,253,986	$0.07	8.75

Options vested and exercisable, as of September 30, 2013	1,253,986	$0.07	8.00

Stock-Based Compensation

The Company recorded no stock-based compensation expense related to stock options and restricted stock for the period ended September 30, 2013 and the year ended December 31, 2012, as the options were fully vested prior to January 1, 2012.

The Company had no unrecognized stock-based compensation expense for options outstanding as of September 30, 2013 and December 31, 2012.

Subsequent to September 30, 2013, all outstanding stock options were paid out and cancelled in conjunction with the Merger Agreement (see Note 13).

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

10. COMMITMENTS AND CONTINGENCIES

Subleases Agreements

The Company incurred rent expense of $27 for the nine months ended September 30, 2013. The Company incurred rent expense of $31 for the year ended December 31, 2012.

Future minimum sublease payments for operating leases as of September 30, 2013 are as follows:

Year ending December 31,
2013	$3
2014 and Thereafter	—

Total	$3

Pursuant to the terms of the sublease agreement, the Company paid $0 and $3 in security deposits for the year ended December 31, 2012 and the period ended September 30, 2013, of which $3 remained on deposit at September 30, 2013.

San Diego Office and Laboratory Space

On April 26, 2011, the Company entered a sublease for office and laboratory space located in San Diego, CA with Advanced Targeting Systems, Inc. The term of the sublease was from May 1, 2011 through April 30, 2012. The monthly payments during this period were $2. The sublease was renewed on May 1, 2012 for a period of twelve months in the amount of $3 per month. The sublease was renewed on May 1, 2013 for a period of six months in the amount of $3 per month.

11. INCOME TAXES

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in valuation allowance. In all periods presented, all income before income taxes was sourced from the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	(0.1)	(0.1)
Permanent Items	(14.1)	0.0
Change in deferred tax asset valuation allowance	(19.8)	(33.9)

Effective income tax rate	0.0%	0.0%

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

11. INCOME TAXES (continued)

Net deferred tax assets as of September 30, 2013 and December 31, 2012 consisted of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Net operating loss carry forwards	$510	$133
Stock compensation	210	210
Deferred revenue	478	765
Other temporary differences	63	47
Depreciation and amortization	19	32

Total gross deferred tax assets	1,280	1,187
Valuation allowance	(1,280)	(1,187)

Net deferred tax assets	$—	$—

As of September 30, 2013, the Company had net operating loss carryforwards for federal and state income tax purposes of $1,286 and $1,251, respectively, which begin to expire in fiscal year 2031. The Company also has available research and development tax credit carryforwards for federal and state income tax purposes of $107 and $56, respectively, which begin to expire in fiscal year 2031 and until utilized, respectively. These deferred tax assets have not been reflected in the deferred tax asset schedule or the corresponding valuation allowance as the Company has not performed a complete research and development tax credit study or an analysis of changes in ownership pursuant to Section 382 of the Internal Revenue Code.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards, stock compensation expense and deferred revenue. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. Accordingly, a full valuation allowance of $1,187 and $1,280 has been established at December 31, 2012 and September 30, 2013, respectively.

Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

The Company accounts for the provisions under the Income Taxes topic of the Accounting Standards Codification which addresses accounting for the uncertainty in income taxes. The evaluation of a tax position in accordance with this topic is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position.

The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority.

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

11. INCOME TAXES (continued)

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, de-recognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. The Company has no unrecognized tax benefits as of September 30, 2013.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on the balance sheet and has not recognized interest and/or penalties in the statement of operations for the nine months ended September 30, 2013.

The Company is subject to taxation in the United States and California. The Company’s tax years from 2010 and 2009 are subject to examination by the United States and California taxing authorities, respectively.

12. NET LOSS PER SHARE

Basic and diluted net loss per share was calculated as follows:

	SEPTEMBER 30, 2013	DECEMBER 30, 2012
Basic and diluted net loss per share:
Numerator:
Net loss	$(403)	$(1,114)

Net loss	$(403)	$(1,114)

Denominator:
Weighted average shares outstanding—basic and diluted	1,276,654	1,190,341

Net loss per share—basic and diluted	(0.32)	(0.94)

Stock options for the purchase of 1,253,986 shares of common stock were excluded from the computation of diluted net loss per share for the nine months ended September 30, 2013 and for the year ended December 31, 2012, because those options had an anti-dilutive impact due to the net loss incurred for the respective periods.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 19, 2013, the date on which the financial statements were available to be issued.

On October 15, 2013, the Company was acquired by Aratana Therapeutics, Inc. (“Aratana”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated October 13, 2013, by and among the Company, Aratana, and Jayhawk Acquisition Corporation, a wholly owned subsidiary of Aratana (“Merger Sub”). In connection with the consummation of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into the Company, and the Company survived as a wholly owned subsidiary of Aratana (the “Merger”).

Merger Agreement

Under the terms of the Merger Agreement, Aratana paid to the former equity holders and former holders of stock options to acquire shares of the Company’s common stock, aggregate merger consideration, subject to post-closing working capital adjustments, of (i) $30,000 in cash, (ii) 625,000 shares (the “Merger Shares”) of Aratana’s common stock, and (iii) a promissory note in the principal amount of $3,000 with a maturity date of December 31, 2014. The promissory note bears interest at a rate of 7% per annum, payable quarterly in arrears, and is subject to

VET THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

13. SUBSEQUENT EVENTS (continued)

Merger Agreement (continued)

prepayment in the event of specified equity financings by Aratana. Aratana also agreed to pay up to $5,000 in contingent cash consideration in connection with the achievement of certain regulatory and manufacturing milestones for the Company’s B-cell lymphoma product.

Sublease Agreements

The sublease was renewed on November 1, 2013 for a period of five months in the amount of $3 per month.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Okapi Sciences NV

We have audited the accompanying financial statements of Okapi Sciences NV (a development stage company) (the “Company”), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, statements of changes in equity and statements of cash flows for the years then ended, and for the period from December 20, 2007 (date of inception) to December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Okapi Sciences NV as of December 31, 2012 and 2011, the results of its operations and its cash flows for the years then ended and for the period from December 20, 2007 (date of inception) to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company devotes substantially all of its efforts to research and development and has incurred losses since inception. Such condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Diegem, Belgium

January 13, 2014

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by

/s/ Gert Vanhees	/s/ Koen Neijens
Gert Vanhees	Koen Neijens

OKAPI SCIENCES NV

(A Development Stage Enterprise)

BALANCE SHEETS

(Amounts in thousands, except share data)

	DECEMBER 31, 2012	DECEMBER 31, 2011
Assets
Current assets
Cash and cash equivalents	€933	€2,408
Trade and other receivables	48	86
Prepaid expenses and other current assets	74	58

Total current assets	1,055	2,552
Property and equipment, net (Note 2)	218	255
Intangible assets, net (Note 3)	551	690
Other assets	13	13

Total assets	€1,837	€3,510

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	€268	€327
Accrued payroll	82	62
Current portion loan payable	8	7
Deferred income (Note 8)	107	206

Total current liabilities	465	602
Loans payable (Note 6)	979	10

Total liabilities	1,444	612

Commitments and contingencies (Notes 6, 7 and 12)

Stockholders’ equity
Common Stock—16,166 shares authorized; 16,166 shares issued; 16,166 shares outstanding	62	62
Preferred Stock—83,712 shares authorized; 83,712 shares issued; 83,712 shares outstanding	382	382
Profit Certificates—11,518 certificates issued	—	—
Additional paid-in capital	9,546	9,510
Deficit accumulated during the development stage	(9,597)	(7,056)

Total stockholders’ equity (Note 4)	393	2,898

Total liabilities and stockholders’ equity	€1,837	€3,510

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

	YEAR ENDED DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2011	CUMULATIVE PERIOD FROM INCEPTION (DEC 20, 2007) TO DECEMBER 31, 2012
Revenue	€10	€—	€10
Cost of sales	8	—	8
Operating expenses
Research and development	1,842	2,393	6,264
General and administrative	512	549	2,384
Amortization of intangible assets (Note 3)	139	247	922
Depreciation of property and equipment (Note 2)	82	63	188

Total operating expenses	2,575	3,252	9,758

Loss from operations	(2,573)	(3,252)	(9,756)
Other income (expense)
Interest income	8	20	98
Interest expense	(6)	(4)	(13)
Other income (Note 8)	36	30	89
Other expense	(6)	(5)	(15)

Total other income (expense)	32	41	159

Loss before income taxes	(2,541)	(3,211)	(9,597)
Income tax (expense) / benefit (Note 9)	—	—	—

Net loss	€(2,541)	€(3,211)	€(9,597)

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	COMMON SHARES	AMOUNT	PREFERRED SHARES	AMOUNT	PROFIT CERTIFICATES	ADDITIONAL PAID-IN CAPITAL	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL STOCKHOLDERS’ EQUITY
Inception—December 20, 2007
Issuance of common stock to founders (Dec. 20, 2007)	9,000	€6	—	€—	—	€—	€—	€6
Issuance of Series A preferred stock (Oct. 17, 2008)	—	—	34,469	157	—	3,343	—	3,500
Issuance of common stock (Oct. 17, 2008)	7,166	56	—	—	11,518	1,273	—	1,329
Compensation expense related to warrants	—	—	—	—	—	16	—	16
Cumulative net loss for the period from December 20, 2007 to December 31, 2008	—	—	—	—	—	—	(354)	(354)

Balance at December 31, 2008	16,166	62	34,469	157	11,518	4,632	(354)	4,497
Compensation expense related to warrants	—	—	—	—	—	33	—	33
Net loss	—	—	—	—	—	—	(1,406)	(1,406)

Balance at December 31, 2009	16,166	62	34,469	157	11,518	4,665	(1,760)	3,124
Issuance of Series A preferred stock (Nov. 9, 2010)	—	—	29,546	135	—	2,865	—	3,000
Compensation expense related to warrants	—	—	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	(2,085)	(2,085)

Balance at December 31, 2010	16,166	62	64,015	292	11,518	7,564	(3,845)	4,073
Issuance of Series A preferred stock (Oct. 21, 2011)	—	—	19,697	90	—	1,910	—	2,000
Compensation expense related to warrants	—	—	—	—	—	36	—	36
Net loss	—	—	—	—	—	—	(3,211)	(3,211)

Balance at December 31, 2011	16,166	62	83,712	382	11,518	9,510	(7,056)	2,898
Compensation expense related to warrants	—	—	—	—	—	36	—	36
Net loss	—	—	—	—	—	—	(2,541)	(2,541)

Balance at December 31, 2012	16,166	€62	83,712	€382	11,518	€9,546	€(9,597)	€393

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	YEAR ENDED DECEMBER 31, 2012	YEAR ENDED DECEMBER 31, 2011	CUMULATIVE PERIOD FROM INCEPTION (DEC 20, 2007) TO DECEMBER 31, 2012
Cash flows from operating activities
Net loss	€(2,541)	€(3,211)	€(9,597)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	221	311	1,110
Non-cash compensation expense related to warrants	36	36	156
Non-cash interest expense	2	—	2
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(16)	212	(74)
Trade and other receivables	38	(24)	(48)
Other assets	—	—	(13)
Accounts payable and accrued expenses	(60)	(187)	266
Accrued payroll	20	26	82
Deferred income	(99)	206	107

Net cash used in operating activities	(2,399)	(2,631)	(8,009)

Cash flows from investing activities
Purchases of property and equipment	(45)	(162)	(406)
Purchases of intangible assets	—	—	(145)

Net cash used in investing activities	(45)	(162)	(551)

Cash flows from financing activities
Proceeds from issuance common stock	—	—	6
Proceeds from issuance Series A preferred stock	—	2,000	8,500
Proceeds from issuance of convertible bridge loan	976	—	976
Proceeds from issuance of loans payable	—	23	23
Repayment of long-term debt	(7)	(5)	(12)

Net cash provided by financing activities	969	2,018	9,493

Net increase (decrease) in cash and cash equivalents	(1,475)	(775)	933
Cash and cash equivalents, beginning of period	2,408	3,183	—

Cash and cash equivalents, end of period	€933	€2,408	€933

Supplemental disclosure of cash flow information:
Cash paid for interest	€4	€4	€11

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—OKAPI SCIENCES NV (the “Company” or “Okapi”) (a development stage enterprise) was incorporated on December 20, 2007 under the laws of Belgium. The address of the registered office is Ambachtenlaan 1, 3001 Heverlee, Belgium. The Company is a biopharmaceutical company focused on the licensing, development and commercialization of innovative prescription medicines for animals. The Company has licensed and / or is developing four antiviral compounds to treat viral infections in pets: feline herpes (OSDC-12), feline aids (OSDC-2), canine parvo (OSDC-6) and feline calici (OSDC-7); one compound for the treatment of canine lymphoma (OSDC-5); and two compounds to treat viral infections in livestock: classical swine fever (OSDC-3) and foot-and-mouth disease (OSDC-4). The Company has also co-developed a diagnostic kit to detect koi herpes virus (OSDK-1) in carp which is marketed through an independent distributor. Since its inception, the Company has devoted substantially all of its efforts to research and development, recruiting management and technical staff, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage.

Basis of Presentation—The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

Going Concern—The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As the Company devotes substantially all of its efforts to research and development, it has incurred losses since inception. The ability of the Company to continue its operations is dependent on Management’s plans, which include potential mergers or business combinations with other entities, potential collaboration agreements, further implementation of its business plan and continuing to raise funds through debt or equity raises. In the course of 2008, 2010 and 2011 the Company raised €8,500 equity through a so-called round A financing. As disclosed in Note 6, the Company, on December 14, 2012, entered into a convertible bridge loan agreement with certain existing shareholders raising €2,000 in 2012 and 2013. During the course of 2013 management prepared a round B financing and at the same time also considered entering into a business combination that would grant it access to further financing. Note 13 contains subsequent events after the balance sheet date that have improved the Company’s financial position after the balance sheet date, including the signing of a Share Purchase Agreement with a third party on January 6, 2014, that would grant the Company further access to the necessary funding in order to allow it to continue as a going concern.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. As at December 31, 2012 and December 31, 2011, the Company had no cash equivalents.

Property and Equipment—is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. Property and equipment is reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize an impairment in 2012 or 2011.

The range of useful lives for fixed assets is as follows:

YEARS
Laboratory equipment and machinery	3 to 5
Office equipment, furniture and fixtures	3 to 5
Vehicles	3
Leasehold improvements	3 to 10

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets—relate to purchased software, patents and licenses and are amortized over their economical useful lives (3 to 19 years). Intangible assets with definite lives are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize an impairment in 2012 or 2011.

Revenue Recognition—The Company is still in a development stage and no significant revenue is realized from operations. The Company recognized these revenues when all of the following criteria were met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured.

Research and Development—Expenditures for own research and development are expensed when incurred.

Grants—The Company receives grants from governmental or semi-governmental institutions and organizations. The Company recognizes such grants when it is probable that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Government grants are typically related to reimbursements for research and development costs incurred and are therefore recognized as a reduction of the related research and development expense in the statements of operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements—The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	LABORATORY EQUIPMENT AND MACHINERY	OFFICE EQUIPMENT, FURNITURE AND FIXTURES	VEHICLES	LEASEHOLD IMPROVEMENTS	P&E TOTAL
Net carrying amount January 1, 2011	€82	22	4	49	€157
Additions	70	18	21	53	162
Disposals	—	(1)	—	—	(1)
Depreciation / Amortization	(36)	(12)	(6)	(9)	(63)

Net carrying amount December 31, 2011	116	27	19	93	255
Additions	12	7	21	5	45
Disposals	—	—	—	—	—
Depreciation / Amortization	(45)	(12)	(13)	(12)	(82)

Net carrying amount December 31, 2012	€83	22	27	86	€218

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

2. PROPERTY AND EQUIPMENT (continued)

Gross book value and accumulated depreciation / amortization at the balance sheet date are as follows:

AS AT:	DECEMBER 31, 2012	DECEMBER 31, 2011
Laboratory equipment and machinery	€185	€174
Office equipment, furniture and fixtures	59	52
Vehicles	47	26
Leasehold improvements	111	106

Total	€402	€358
Less Accumulated depreciation / amortization	(184)	(103)
Less Impairment	—	—

Net	€218	€255

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

	PATENTS AND LICENSES	SOFTWARE	INTANGIBLES TOTAL
Net carrying amount January 1, 2011	€931	6	€937
Additions	—	—	—
Disposals	—	—	—
Amortization	(246)	(1)	(247)

Net carrying amount December 31, 2011	685	5	690
Additions	—	—	—
Disposals	—	—	—
Amortization	(138)	(1)	(139)

Net carrying amount December 31, 2012	€547	4	€551

Gross book value and accumulated amortization at the balance sheet date are as follows:

AS AT:	DECEMBER 31, 2012	DECEMBER 31, 2011
Patents and licenses	€1,456	€1,456
Software	6	6

Total	€1.462	€1.462
Less Accumulated amortization	(911)	(772)
Less Impairment	—	—

Net	€551	€690

4. STOCKHOLDERS’ EQUITY

On October 21, 2011, the Company increased its share capital through the issuance of 19,697 new Series A preferred shares, due to the exercise of warrants.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

4. STOCKHOLDERS’ EQUITY (continued)

These warrants were granted to our investors in 2008, immediately after the incorporation of the Company, and exercised on October 21, 2011 at a price of €101.54, increasing the Company’s equity by €2,000.

As at December 31, 2012 and December 31, 2011, paid-in capital of the Company was €444, represented by 16,166 common shares and 83,712 Series A preferred shares. Rights attributed to common shares and Series A preferred shares are as follows:

■	Each common share and each Series A preferred share has voting rights. Certain transactions require a qualified majority from the preferred A shareholders.

■	In case of liquidation of the Company, preferred A shareholders will receive liquidation proceeds up to their respective original subscription price plus a compound interest of 8% per year. Subsequently, the remainder of the liquidation proceeds shall be distributed equally.

Next to the common shares and Series A preferred shares, the Company also issued 11,518 profit certificates. These certificates were granted on October 17, 2008 to certain shareholders of the Company in partial remuneration of a contribution in kind. These profit certificates share in the profit of the Company, if any, and have the same voting rights as common shares. Profit certificates are converted to common shares in case of liquidation of the company or change in control. Profit certificates have no face amount under Belgian law.

5. STOCK-BASED COMPENSATION

ASC 718 requires that the Company account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of the Company’s warrants issued for services is based upon the price of the Company’s common stock at the grant date. The Company estimates the fair value of its warrants, as of the grant date, using the Black-Scholes option-pricing model. The fair value of each warrant is recognized on a straight-line basis over the vesting or service period.

The following table summarizes the assumptions used and the resulting fair value of warrants granted:

	2008 WARRANTS	2011 WARRANTS
Warrants granted	5,282	500
Weighted-average assumptions:
Expected life	5.0 years	5.0 years
Risk-free interest rate	3%	1%
Expected volatility	50.0%	50.0%
Dividend yield	—	—
Grant date fair value per share	€33.16	€31.15

The expected life was estimated at issuance based upon historical experience and management’s expectation of exercise behavior. The expected volatility of the Company’s stock price is based on industry practice. The risk-free interest rate is based upon the yield on government bonds having a term similar to the expected warrant life. Dividend yield is estimated at zero because the Company does not anticipate paying dividends in the foreseeable future.

Stock-based compensation awards vest over time and require continued service to the Company. The amount of compensation expense recognized is based upon the number of warrants that are ultimately expected to vest.

As a result of the Company’s history of operating losses and of the uncertainty regarding future operating results, no income tax benefit has been recognized.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

5. STOCK-BASED COMPENSATION (continued)

As at December 31, 2012 and as at December 31, 2011, the Company had 5,782 warrants outstanding that have not expired or been forfeited. These warrants were granted respectively in 2008 (5,282) and in 2011 (500) and all have an exercise price of €71.08. Each warrant gives the right to purchase one common share of the Company. The exercise of all outstanding warrants would therefore result in a capital increase of €411.

The remaining unrecognized compensation cost at the end of December 31, 2012 and December 31, 2011 was respectively €24 and €60.

6. DEBT AND FINANCING AGREEMENTS

On April 12, 2011, the Company entered into a 3 year loan agreement (annual interest rate 3.96%-fixed) with BNP Paribas Fortis Bank for the purchase of a company vehicle. The loan was for a total amount of €23. There was no accrued interest on the balance sheet as at December 31, 2012 and 2011.

Estimated future principal payments on this loan agreement are as follows:

Year Ending December 31,
2013	€8
2014	3

Total	€11

On December 14, 2012, the Company entered into a convertible bridge loan agreement (annual interest rate 8.00%-fixed) with certain existing shareholders. The bridge loan is convertible into 21,001 Series A preferred shares.

The bridge loan agreement is for a total amount of €2,000, consisting of two tranches of €1,000 each. The convertible debt was issued without discount or premium and the conversion option does not contain a beneficial conversion feature. The bridge loan contains mandatory conversion features as well as voluntary conversion features in case of change of control or in case the Series B financing does not take place by the end of 2013. The first tranche was paid by the lenders in December 2012 (€976) and February 2013 (€24). The payment of the second tranche occurred in May 2013 (€477), June 2013 (€511) and July 2013 (€12). On December 31, 2012, there was accrued interest on the balance sheet for an amount of €2.

Estimated future principal payments on this loan agreement are as follows:

Year Ending December 31,
2012	€—
2013	—
2014	2,000

Total	€2,000

The fair value of the debt approximates the carrying value of the debt.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

7. LEASES

In 2009, the Company entered into an operating lease agreement of a building consisting of office and laboratory space and storage facilities in Heverlee, Belgium. The initial agreement was concluded for a period of 9 years, starting on November 1, 2009 and expiring on October 30, 2018. In 2010 and 2011, additional leases were signed for an annex to the building. The initial lease agreement contains a clause allowing each party to end the lease on October 30, 2012 or October 30, 2015. The total lease costs of the office building amounted to €74 and €72 for the years ended December 31, 2012 and 2011, respectively.

The other lease agreements primarily refer to car rental / lease agreements for periods varying from 1 to 5 years.

The following is a schedule of future minimum rental payments (exclusive of VAT) required under operating leases:

FUTURE MINIMUM RENTAL PAYMENTS ESTIMATED AT THE END OF THE YEAR ENDING	DECEMBER 31, 2012	DECEMBER 31, 2011
2012	€—	€121
2013	117	117
2014	117	117
2015	110	110
2016	105	105
2017	105	—
Thereafter	87	192

Total	€641	€762

Future rental payments and future rental expenses are aligned.

8. SUPPORT AGREEMENTS / DEFERRED INCOME

The Company recognized €364 and €382 of aggregate grant income from IWT and EUVIRNA in the years ended December 31, 2012 and 2011, respectively. These amounts are recognized as a reduction of research and development expenses in the accompanying statement of operations as they are intended to compensate research and development costs.

Deferred income contains €107 and €206 as at December 31, 2012 and 2011, respectively, as not all the conditions were fulfilled to recognize these received grant amounts into income.

Agentschap voor Innovatie door Wetenschap en Technologie (hereafter IWT)

The Flemish government stimulates innovation in Flanders. Therefore, it grants IWT annually the budgets necessary to finance company research and development (R&D).

During the years ended December 31, 2012 and 2011, the Company recognized €266 and €330, respectively, from a research and development grant from IWT. Grant income received for projects running over several years was accrued / deferred where appropriate and recognized in the years matching the incurred costs relating to these projects.

European Training Network on (+)RNA Virus Replication and Antiviral Drug Development (hereafter EUVIRNA)

Understanding the molecular mechanisms of virus replication is crucial for antiviral drug development. In EUVIRNA, virologists (specialized in different viruses and technologies) and antiviral researchers (specialized in different aspects of the drug discovery process) join forces, aiming to translate knowledge and applying tools to identify or develop novel antiviral strategies / drugs.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

8. SUPPORT AGREEMENTS / DEFERRED INCOME (continued)

European Training Network on (+)RNA Virus Replication and Antiviral Drug Development (hereafter EUVIRNA) (continued)

To achieve these goals, EUVIRNA employs Early Stage Researchers (ESR, mostly PhD students) and Experienced Researchers (ER, mostly postdoctoral researchers), who are stationed at one of the academic or industrial partners.

During the years ended December 31, 2012 and 2011, the Company recognized €98 and €52, respectively, from a grant from EUVIRNA. Grant income received for this project running over several years was deferred where appropriate and recognized in the years matching the incurred salary costs relating to this project.

Other

The Company also benefits from a withholding tax reduction offered by the Belgian government reducing the withholding taxes due on gross salaries of employees that perform research and development activities. The benefit to the Company amounted to €99 and €61 for the years ended December 31, 2012 and December 31, 2011, respectively. Such withholding tax deductions are deducted from the payroll charges which are included in research and development within operating expenses in the accompanying statement of operations.

9. TAXES

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

DEFERRED TAX ASSET	DECEMBER 31, 2012	DECEMBER 31, 2011
NOL and other tax carry forwards	€3,834	€3,160
Research and development costs	192	—

Subtotal	4,026	3,160
Valuation allowance	(4,026)	(3,160)

Deferred tax asset	€0	€0

The Company had approximately €10,511 and €8,534 of tax losses carried forward at December 31, 2012 and 2011, respectively. These tax loss carry-forwards can be utilized in Belgium without any time limitation.

Furthermore the Company has approximately € 586 of tax credits in Belgium (at December 31, 2012 and 2011), which if unused will expire in 2019. There are also tax credits in Belgium for an amount of €180 and €178 at December 31, 2012 and 2011, respectively, which can be utilized without any time limitation.

At December 31, 2012 and December 31, 2011, the Company, which is a Development Stage company, had recorded a full valuation allowance against its gross deferred tax assets as it is unclear when sufficient taxable income will be available to utilize these assets.

The Company is subject to income taxes in Belgium. The statutory tax rate in Belgium is 33.99%. Tax regulations are subject to the interpretation of the related tax laws and regulations and require judgment to apply. The Company is currently not under examination by the tax authorities and all fiscal years from 2008 onwards remain subject to examination.

The Company has no uncertain tax positions.

10. RELATED PARTIES

No transactions have taken place with related parties, other than the convertible bridge loan agreement disclosed in Note 6, service agreements, compensation arrangements, expense allowances and other similar items in the ordinary course of business.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

10. RELATED PARTIES (continued)

Total management compensation for the years ended December 31, 2012 and 2011 amounts to €322 and €330, respectively.

Total amounts due to related parties as at December 31, 2012 and 2011 amount to €26 and €33, respectively.

11. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan for eligible employees. The plan, which covers substantially all employees, requires the Company to pay 5.00% of each participating employee’s compensation of annual gross wages into the plan.

The Company contributed €26 and €20 to the plan during the years ended December 31, 2012 and 2011, respectively.

12. COMMITMENTS AND CONTINGENCIES

Aside from the agreements and commitments disclosed in Notes 6 and 7, there were no other material commitments or contingencies as at December 31, 2012 and 2011, respectively.

13. SUBSEQUENT EVENTS

On August 21, 2013, the Company entered into a license agreement with a large international pharmaceutical company for the further development and commercialization of one of its feline antiviral products. This agreement will offer the Company the necessary means to proceed with the required research and development of the product over the coming years. Since signing the agreement, the Company has received €1,061 in the form of a signing fee and research and development support.

As disclosed in Note 6, the Company entered on December 14, 2012 into a convertible bridge loan agreement with certain existing shareholders with the intention to bridge the period between the date of the agreement and the closing of the Series B financing round. In May 2013 (€477), June 2013 (€511) and July 2013 (€12), the Company received the proceeds from the second tranche of the convertible bridge loan agreement. On January 6, 2014, the shareholders approved the conversion into capital (Series A preferred shares) of the €2,000 bridge loan and €132 accrued interest. Furthermore, on January 6, 2014, the 5,782 outstanding warrants were exercised. The January 6, 2014 transactions led to a total stockholders’ equity increase of €2,543.

On January 6, 2014, all of the outstanding shares of capital of the Company were acquired by Aratana Therapeutics, Inc. (“Aratana”), pursuant to the terms of a Stock Purchase Agreement (the “Purchase Agreement”), dated January 6, 2014, by and among the Company, Aratana, and Wildcat Acquisition BVBA, a wholly owned subsidiary of Aratana (“Buyer”), the holders of all of the outstanding capital stock of Okapi (collectively, the “Sellers”) and Thuja Capital Healthcare Fund BV, as the Sellers’ representative.

Under the terms of the Stock Purchase Agreement, in consideration for all of the outstanding capital stock of Okapi, the Buyer (i) paid approximately €10.3 million in cash at the closing, subject to a post-closing working capital adjustment, (ii) issued a promissory note (which was guaranteed by Aratana) in the principal amount of €11.0 million, which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment in the event of a specified future equity financing by Aratana and (iii) agreed to pay an additional €12 million on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, provided that if not paid in cash by April 7, 2014, payment shall be made in the form of shares of Aratana common stock (the “Shares”) based on the average closing price of Aratana’s common stock during the 10-trading day period ending April 4, 2014, subject to a maximum of

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

13. SUBSEQUENT EVENTS (continued)

1,060,740 shares and a minimum of 707,160 shares. Aratana agreed to file a registration statement with the Securities and Exchange Commission to register for resale any shares of common stock issued pursuant to the terms of the Purchase Agreement described in clause (iii) above.

Subsequent events have been evaluated up to January 10, 2014, the date the financial statements were available to be issued.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

BALANCE SHEETS (Unaudited)

(Amounts in thousands, except share data)

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Assets
Current assets
Cash and cash equivalents	€537	€933
Trade and other receivables	53	48
Prepaid expenses and other current assets	492	74

Total current assets	1,082	1,055
Property and equipment, net (Note 2)	172	218
Intangible assets, net (Note 3)	462	551
Other assets	13	13

Total assets	€1,729	€1,837

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued expenses	€281	€268
Accrued payroll	82	82
Current portion loan payable	2,005	8
Current portion deferred revenue	156	107

Total current liabilities	2,524	465
Loans payable (Note 6)	—	979
Deferred revenue (Note 8)	400	—

Total liabilities	2,924	1,444

Commitments and contingencies (Notes 6, 7 and 12)

Stockholders’ equity (deficit)
Common Stock—16,166 shares authorized; 16,166 shares issued; 16,166 shares outstanding	62	62
Preferred Stock—83,712 shares authorized; 83,712 shares issued; 83,712 shares outstanding	382	382
Profit Certificates—11,518 certificates issued	—	—
Additional paid-in capital	9,565	9,546
Deficit accumulated during the development stage	(11,204)	(9,597)

Total stockholders’ equity (deficit) (Note 4)	(1,195)	393

Total liabilities and stockholders’ equity (deficit)	€1,729	€1,837

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS (Unaudited)

(Amounts in thousands, except share data)

	NINE MONTHS ENDED SEPTEMBER 30, 2013	NINE MONTHS ENDED SEPTEMBER 30, 2012	CUMULATIVE PERIOD FROM INCEPTION (DEC 20, 2007) TO SEPTEMBER 30, 2013
Revenue	€—	€10	€10
Cost of sales	—	8	8
Operating expenses
Research and development	911	1,302	7,175
General and administrative	469	385	2,853
Amortization intangible assets (Note 3)	89	105	1,011
Depreciation property and equipment	59	60	247
(Note 2)

Total operating expenses	1,528	1,852	11,286

Loss from operations	(1,528)	(1,850)	(11,284)

Other income (expense)
Interest income	1	7	99
Interest expense	(88)	(3)	(101)
Other income (Note 8)	13	25	102
Other expense	(5)	(5)	(20)

Total other income (expense)	(79)	24	80

Loss before income taxes	(1,607)	(1,826)	(11,204)
Income tax (expense) / benefit (Note 9)	—	—	—

Net loss	€(1,607)	€(1,826)	€(11,204)

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (Unaudited)

(Amounts in thousands, except share data)

	COMMON SHARES	AMOUNT	PREFERRED SHARES	AMOUNT	PROFIT CERTIFICATES	ADDITIONAL PAID-IN CAPITAL	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)
Inception—December 20, 2007
Issuance of common stock to founders (Dec. 20, 2007)	9,000	€6	—	€—	—	€—	€—	€6
Issuance of Series A preferred stock (Oct. 17, 2008)	—	—	34,469	157	—	3,343	—	3,500
Issuance of common stock (Oct. 17, 2008)	7,166	56	—	—	11,518	1,273	—	1,329
Compensation expense related to warrants	—	—	—	—	—	16	—	16
Cumulative net loss for the period from December 20, 2007 to December 31, 2008	—	—	—	—	—	—	(354)	(354)

Balance at December 31, 2008	16,166	62	34,469	157	11,518	4,632	(354)	4,497
Compensation expense related to warrants	—	—	—	—	—	33	—	33
Net loss	—	—	—	—	—	—	(1,406)	(1,406)

Balance at December 31, 2009	16,166	62	34,469	157	11,518	4,665	(1,760)	3,124
Issuance of Series A preferred stock (Nov. 9, 2010)	—	—	29,546	135	—	2,865	—	3,000
Compensation expense related to warrants	—	—	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	(2,085)	(2,085)

Balance at December 31, 2010	16,166	62	64,015	292	11,518	7,564	(3,845)	4,073
Issuance of Series A preferred stock (Oct. 21, 2011)	—	—	19,697	90	—	1,910	—	2,000
Compensation expense related to warrants	—	—	—	—	—	36	—	36
Net loss	—	—	—	—	—	—	(3,211)	(3,211)

Balance at December 31, 2011	16,166	62	83,712	382	11,518	9,510	(7,056)	2,898
Compensation expense related to warrants	—	—	—	—	—	36	—	36
Net loss	—	—	—	—	—	—	(2,541)	(2,541)

Balance at December 31, 2012	16,166	62	83,712	382	11,518	9,546	(9,597)	393
Compensation expense related to warrants	—	—	—	—	—	19	—	19
Net loss	—	—	—	—	—	—	(1,607)	(1,607)

Balance at September 30, 2013	16,166	€62	83,712	€382	11,518	€9,565	€(11,204)	€(1,195)

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS (Unaudited)

(Amounts in thousands)

	NINE MONTHS ENDED SEPTEMBER 30, 2013	NINE MONTHS ENDED SEPTEMBER 30, 2012	CUMULATIVE PERIOD FROM INCEPTION (DEC 20, 2007) TO SEPTEMBER 30, 2013
Cash flows from operating activities
Net loss	€(1,607)	€(1,826)	€(11,204)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	148	165	1,258
Non-cash compensation expense related to warrants	19	27	175
Non-cash interest expense	86	—	88
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(418)	58	(492)
Trade and other receivables	(5)	(88)	(53)
Other assets	—	—	(13)
Accounts payable and accrued expenses	(73)	(170)	193
Accrued payroll	—	6	82
Deferred income	449	(85)	556

Net cash used in operating activities	(1,401)	(1,913)	(9,410)

Cash flows from investing activities
Purchases of property and equipment	(13)	(34)	(419)
Purchases of intangible assets	—	—	(145)

Net cash used in investing activities	(13)	(34)	(564)

Cash flows from financing activities
Proceeds from issuance common stock	—	—	6
Proceeds from issuance Series A Preferred stock	—	—	8,500
Proceeds from issuance of convertible bridge loan	1,024	—	2,000
Proceeds from issuance of long-term debt	—	—	23
Repayment of long-term debt	(6)	(6)	(18)

Net cash provided by financing activities	1,018	(6)	10,511

Net increase (decrease) in cash and cash equivalents	(396)	(1,953)	537
Cash and cash equivalents, beginning of period	933	2,408	—

Cash and cash equivalents, end of period	€537	€455	€537

Supplemental disclosure of cash flow information:
Cash paid for interest	€2	€3	€13

The accompanying notes are an integral part of the financial statements.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited)

(Amounts in thousands, except share data)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—OKAPI SCIENCES NV (the “Company” or “Okapi”) (a development stage enterprise) was incorporated on December 20, 2007 under the laws of Belgium. The address of the registered office is Ambachtenlaan 1, 3001 Heverlee, Belgium. The Company is a biopharmaceutical company focused on the licensing, development and commercialization of innovative prescription medicines for animals. The Company has licensed and / or is developing four antiviral compounds to treat viral infections in pets: feline herpes (OSDC-12), feline aids (OSDC-2), canine parvo (OSDC-6) and feline calici (OSDC-7); one compound for the treatment of canine lymphoma (OSDC-5); and two compounds to treat viral infections in livestock: classical swine fever (OSDC-3) and foot-and-mouth disease (OSDC-4). The Company has also co-developed a diagnostic kit to detect koi herpes virus (OSDK-1) in carp which is marketed through an independent distributor. Since its inception, the Company has devoted substantially all of its efforts to research and development, recruiting management and technical staff, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage.

Basis of Presentation—The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

Going Concern—The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As the Company devotes substantially all of its efforts to research and development, it has incurred losses since inception. The ability of the Company to continue its operations is dependent on Management’s plans, which include potential mergers or business combinations with other entities, potential collaboration agreements, further implementation of its business plan and continuing to raise funds through debt or equity raises. In the course of 2008, 2010 and 2011 the Company raised €8,500 equity through a so-called round A financing. As disclosed in Note 6, the Company, on December 14, 2012, entered into a convertible bridge loan agreement with certain existing shareholders raising €2,000 in 2012 and 2013. During the course of 2013 management prepared a round B financing and at the same time also considered entering into a business combination that would grant it access to further financing. Note 13 contains subsequent events after the balance sheet date that have improved the Company’s financial position after the balance sheet date, including the signing of a Share Purchase Agreement with a third party on January 6, 2014, that would grant the Company further access to the necessary funding in order to allow it to continue as a going concern.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. As at September 30, 2013 and December 31, 2012, the Company had no cash equivalents.

Property and Equipment—is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. Property and equipment is reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize an impairment in 2013 or 2012.

The range of useful lives for fixed assets is as follows:

YEARS
Laboratory equipment and machinery	3 to 5
Office equipment, furniture and fixtures	3 to 5
Vehicles	3
Leasehold improvements	3 to 10

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets—relate to purchased software, patents and licenses and are amortized over their economical useful lives (3 to 19 years). Intangible assets with definite lives are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company did not recognize an impairment in 2013 or 2012.

Revenue Recognition—The Company is still in a development stage and no significant revenue is realized from operations. The Company recognized these revenues when all of the following criteria were met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured.

Research and Development—Expenditures for own research and development are expensed when incurred.

Grants—The Company receives grants from governmental or semi-governmental institutions and organizations. The Company recognizes such grants when it is probable that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the statements of operations on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Government grants are typically related to reimbursements for research and development costs incurred and are therefore recognized as a reduction of the related research and development expense in the statements of operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements—The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	LABORATORY EQUIPMENT AND MACHINERY	OFFICE EQUIPMENT, FURNITURE AND FIXTURES	VEHICLES	LEASEHOLD IMPROVEMENTS	P&E TOTAL
Net carrying amount January 1, 2012	€116	27	19	93	€255
Additions	12	7	21	5	45
Disposals	—	—	—	—	—
Depreciation / Amortization	(45)	(12)	(13)	(12)	(82)

Net carrying amount December 31, 2012	83	22	27	86	218
Additions	9	4	—	—	13
Disposals	—	—	—	—	—
Depreciation / Amortization	(28)	(10)	(12)	(9)	(59)

Net carrying amount September 30, 2013	€64	16	15	77	€172

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

2. PROPERTY AND EQUIPMENT (continued)

Gross book value and accumulated depreciation / amortization at the balance sheet date are as follows:

AS AT:	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Laboratory equipment and machinery	€194	€185
Office equipment, furniture and fixtures	63	59
Vehicles	47	47
Leasehold improvements	111	111

Total	€415	€402
Less Accumulated depreciation / amortization	(243)	(184)
Less Impairment	—	—

Net	€172	€218

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

	PATENTS AND LICENSES	SOFTWARE	INTANGIBLES TOTAL
Net carrying amount January 1, 2012	€685	5	€690
Additions	—	—	—
Disposals	—	—	—
Amortization	(138)	(1)	(139)

Net carrying amount December 31, 2012	547	4	551
Additions	—	—	—
Disposals	—	—	—
Amortization	(88)	(1)	(89)

Net carrying amount September 30, 2013	€459	3	€462

Gross book value and accumulated amortization at the balance sheet date are as follows:

AS AT:	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Patents and licenses	€1,456	€1,456
Software	6	6

Total	€1.462	€1.462
Less Accumulated amortization	(1,000)	(911)
Less Impairment	—	—

Net	€462	€551

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

4. STOCKHOLDERS’ EQUITY (DEFICIT)

As at September 30, 2013 and December 31, 2012, paid-in capital of the Company was € 444, represented by 16,166 common shares and 83,712 Series A preferred shares. Rights attributed to common shares and Series A preferred shares are as follows:

■	Each common share and each Series A preferred share has voting rights. Certain transactions require a qualified majority from the preferred A shareholders.

■	In case of liquidation of the Company, preferred A shareholders will receive liquidation proceeds up to their respective original subscription price plus a compound interest of 8% per year. Subsequently, the remainder of the liquidation proceeds shall be distributed equally.

Next to the common shares and Series A preferred shares, the Company also issued 11,518 profit certificates. These certificates were granted on October 17, 2008 to certain shareholders of the Company in partial remuneration of a contribution in kind. These profit certificates share in the profit of the Company, if any, and have the same voting rights as common shares. Profit certificates are converted to common shares in case of liquidation of the company or change in control. Profit certificates have no face amount under Belgian law.

5. STOCK-BASED COMPENSATION

ASC 718 requires that the Company account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of the Company’s warrants issued for services is based upon the price of the Company’s common stock at the grant date. The Company estimates the fair value of its warrants, as of the grant date, using the Black-Scholes option-pricing model. The fair value of each warrant is recognized on a straight-line basis over the vesting or service period.

The following table summarizes the assumptions used and the resulting fair value of warrants granted:

	2008 WARRANTS	2011 WARRANTS
Warrants granted	5,282	500
Weighted-average assumptions:
Expected life	5.0 years	5.0 years
Risk-free interest rate	3%	1%
Expected volatility	50.0%	50.0%
Dividend yield	—	—
Grant date fair value per share	€33.16	€31.15

The expected life was estimated at issuance based upon historical experience and management’s expectation of exercise behavior. The expected volatility of the Company’s stock price is based on industry practice. The risk-free interest rate is based upon the yield on government bonds having a term similar to the expected warrant life. Dividend yield is estimated at zero because the Company does not anticipate paying dividends in the foreseeable future.

Stock-based compensation awards vest over time and require continued service to the Company. The amount of compensation expense recognized is based upon the number of warrants that are ultimately expected to vest.

As a result of the Company’s history of operating losses and of the uncertainty regarding future operating results, no income tax benefit has been recognized.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

5. STOCK-BASED COMPENSATION (continued)

As at September 30, 2013 and as at December 31, 2012, the Company had 5,782 warrants outstanding that have not expired or been forfeited. These warrants were granted respectively in 2008 (5,282) and in 2011 (500) and all have an exercise price of €71.08. Each warrant gives the right to purchase one common share of the Company. The exercise of all outstanding warrants would therefore result in a capital increase of €411.

The remaining unrecognized compensation cost at the end of September 30, 2013 and December 31, 2012 was respectively €5 and €24.

6. DEBT AND FINANCING AGREEMENTS

On April 12, 2011, the Company entered into a 3 year loan agreement (annual interest rate 3.96%-fixed) with BNP Paribas Fortis Bank for the purchase of a company vehicle. The loan was for a total amount of €23. There was no accrued interest on the balance sheet as at September 30, 2013 and December 31, 2012.

Estimated future principal payments on this loan agreement are as follows:

Twelve months period ending September 30, 2014	€5

Total	€5

On December 14, 2012, the Company entered into a convertible bridge loan agreement (annual interest rate 8.00%-fixed) with certain existing shareholders. The bridge loan is convertible into 21,001 Series A preferred shares.

The bridge loan agreement is for a total amount of €2,000, consisting of two tranches of €1,000 each. The convertible debt was issued without discount or premium and the conversion option does not contain a beneficial conversion feature. The bridge loan contains mandatory conversion features as well as voluntary conversion features in case of change of control or in case the Series B financing does not take place by the end of 2013. The first tranche was paid by the lenders in December 2012 (€976) and February 2013 (€24). The payment of the second tranche occurred in May 2013 (€477), June 2013 (€511) and July 2013 (€12). On September 30, 2013, there was accrued interest on the balance sheet for an amount of €88.

Estimated future principal payments on this loan agreement are as follows:

Twelve months period ending September 30, 2014	€2,000

Total	€2,000

The fair value of the debt approximates the carrying value of the debt.

7. LEASES

In 2009, the Company entered into an operating lease agreement of a building consisting of office and laboratory space and storage facilities in Heverlee, Belgium. The initial agreement was concluded for a period of 9 years, starting on November 1, 2009 and expiring on October 30, 2018. In 2010 and 2011, additional leases were signed for an annex to the building. The initial lease agreement contains a clause allowing each party to end the lease on October 30, 2012 or October 30, 2015. The total lease costs of the office building amounted to €77 and €54 for the nine months ended September 30, 2013 and 2012, respectively.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

7. LEASES (continued)

The other lease agreements primarily refer to car rental / lease agreements for periods varying from 1 to 5 years.

The following is a schedule of future minimum rental payments (exclusive of VAT) required under operating leases:

Future minimum rental payments estimated at the end of the twelve months period ending September 30,
2014	€126
2015	121
2016	112
2017	110
2018	105
Thereafter	9

Total	€583

Future rental payments and future rental expenses are aligned.

8. AGREEMENTS / DEFERRED REVENUE

The Company recognized €251 and €269 of aggregate grant income from IWT and EUVIRNA in the nine months ended September 30, 2013 and 2012, respectively. These amounts are recognized as a reduction of research and development expenses in the accompanying statement of operations as they are intended to compensate research and development costs.

Deferred revenue and current portion of deferred revenue contain €556 (of which €56 relating to grant income and €500 to the upfront payment from NAH) and €107 (fully relating to grant income) as at September 30, 2013 and December 31, 2012, respectively, as not all the conditions were fulfilled to recognize these received grant amounts and upfront payment into income.

Agentschap voor Innovatie door Wetenschap en Technologie (hereafter IWT)

The Flemish government stimulates innovation in Flanders. Therefore, it grants IWT annually the budgets necessary to finance company research and development (R&D).

During the nine months ended September 30, 2013 and 2012, the Company recognized €168 and €201, respectively, from a research and development grant from IWT. Grant income received for projects running over several years was accrued / deferred where appropriate and recognized in the years matching the incurred costs relating to these projects.

European Training Network on (+)RNA Virus Replication and Antiviral Drug Development (hereafter EUVIRNA)

Understanding the molecular mechanisms of virus replication is crucial for antiviral drug development. In EUVIRNA, virologists (specialized in different viruses and technologies) and antiviral researchers (specialized in different aspects of the drug discovery process) join forces, aiming to translate knowledge and applying tools to identify or develop novel antiviral strategies / drugs.

To achieve these goals, EUVIRNA employs Early Stage Researchers (ESR, mostly PhD students) and Experienced Researchers (ER, mostly postdoctoral researchers), who are stationed at one of the academic or industrial partners.

During the nine months ended September 30, 2013 and 2012, the Company recognized €83 and €68, respectively, from a grant from EUVIRNA. Grant income received for this project running over several years was deferred where appropriate and recognized in the years matching the incurred salary costs relating to this project.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

8. AGREEMENTS / DEFERRED REVENUE (continued)

Novartis Animal Health (hereafter NAH)

On August 21, 2013, the Company entered into a license agreement with NAH for the further development and commercialization of one of its feline antiviral products. This agreement will offer the Company the necessary means to proceed with the required research and development of the product over the coming years.

During the nine months ended September 30, 2013, the Company received from NAH an upfront payment of €500 upon signing of the definitive agreement. This amount is included in current portion of deferred revenue and deferred revenue at September 30, 2013.

The Company recognized €489 of income from NAH in the nine months ended September 30, 2013, related to the reimbursement of research and development expenses. This amount is recognized as a reduction of research and development expenses in the accompanying statement of operations as they are intended to reimburse research and development costs.

Prepaid expenses and other current assets contains €489 as at September 30, 2013, as the related research and development expenses had not yet been invoiced to NAH.

Other

The Company also benefits from a withholding tax reduction offered by the Belgian government reducing the withholding taxes due on gross salaries of employees that perform research and development activities. The benefit to the Company amounted to €69 and €69 for the nine months ended September 30, 2013 and 2012, respectively. Such withholding tax deductions are deducted from the payroll charges which are included in research and development within operating expenses in the accompanying statement of operations.

9. TAXES

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
DEFERRED TAX ASSET
NOL and other tax carry forwards	€4,433	€3,834
Research and development costs	133	192

Subtotal	4,566	4,026
Valuation allowance	(4,566)	(4,026)

Deferred tax asset	€0	€0

The Company had approximately €12,276 and €10,511 of tax losses carried forward at September 30, 2013 and December 31, 2012, respectively. These tax loss carry-forwards can be utilized in Belgium without any time limitation.

Furthermore the Company has approximately €586 of tax credits in Belgium (at September 30, 2013 and December 31, 2012), which if unused will expire in 2019. There are also tax credits in Belgium for an amount of €180 (at September 30, 2013 and December 31, 2012), which can be utilized without any time limitation.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

9. TAXES (continued)

At September 30, 2013 and December 31, 2012, the Company, which is a Development Stage company, had recorded a full valuation allowance against its gross deferred tax assets as it is unclear when sufficient taxable income will be available to utilize these assets.

The Company is subject to income taxes in Belgium. The statutory tax rate in Belgium is 33.99%. Tax regulations are subject to the interpretation of the related tax laws and regulations and require judgment to apply. The Company is currently not under examination by the tax authorities and all fiscal years from 2008 onwards remain subject to examination.

The Company has no uncertain tax positions.

10. RELATED PARTIES

No transactions have taken place with related parties, other than the convertible bridge loan agreement disclosed in Note 6, service agreements, compensation arrangements, expense allowances and other similar items in the ordinary course of business.

Total management compensation for the nine months ended September 30, 2013 and December 31, 2012 amounts to €248 and €245, respectively.

Total amounts due to related parties as at September 30, 2013 and December 31, 2012 amount to €146 and €26, respectively.

11. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan for eligible employees. The plan, which covers substantially all employees, requires the Company to pay 5.00% of each participating employee’s compensation of annual gross wages into the plan.

The Company contributed €21 and €20 to the plan during the nine months ended September 30, 2013 and 2012, respectively.

12. COMMITMENTS AND CONTINGENCIES

Aside from the agreements and commitments disclosed in Notes 6 and 7, there were no other material commitments or contingencies as at September 30, 2013 and December 31, 2012, respectively.

13. SUBSEQUENT EVENTS

As disclosed in Note 6, the Company entered on December 14, 2012 into a convertible bridge loan agreement with certain existing shareholders with the intention to bridge the period between the date of the agreement and the closing of the Series B financing round. On January 6, 2014, the shareholders approved the conversion into capital (Series A preferred shares) of the €2,000 bridge loan and €132 accrued interest. Furthermore, on January 6, 2014, the 5,782 outstanding warrants were exercised. The January 6, 2014 transactions led to a total stockholders’ equity increase of €2,543.

On January 6, 2014, all of the outstanding shares of capital of the Company were acquired by Aratana Therapeutics, Inc. (“Aratana”), pursuant to the terms of a Stock Purchase Agreement (the “Purchase Agreement”), dated January 6, 2014, by and among the Company, Aratana, and Wildcat Acquisition BVBA, a wholly owned subsidiary of Aratana (“Buyer”), the holders of all of the outstanding capital stock of Okapi (collectively, the “Sellers”) and Thuja Capital Healthcare Fund BV, as the Sellers’ representative.

OKAPI SCIENCES NV

(A Development Stage Enterprise)

NOTES TO THE FINANCIAL STATEMENTS (Unaudited) (Continued)

(Amounts in thousands, except share data)

13. SUBSEQUENT EVENTS (continued)

Under the terms of the Stock Purchase Agreement, in consideration for all of the outstanding capital stock of Okapi, the Buyer (i) paid approximately €10,300 in cash at the closing, subject to a post-closing working capital adjustment, (ii) issued a promissory note (which was guaranteed by Aratana) in the principal amount of €11,000, which bears interest at a rate of 7% per annum, payable quarterly in arrears, with a maturity date of December 31, 2014, subject to mandatory prepayment in the event of a specified future equity financing by Aratana and (iii) agreed to pay an additional €12,000 on or prior to April 7, 2014, subject to mandatory prepayment in cash in the event of a specified future equity financing, provided that if not paid in cash by April 7, 2014, payment shall be made in the form of shares of Aratana common stock (the “Shares”) based on the average closing price of Aratana’s common stock during the 10-trading day period ending April 4, 2014, subject to a maximum of 1,060,740 shares and a minimum of 707,160 shares. Aratana agreed to file a registration statement with the Securities and Exchange Commission to register for resale any shares of common stock issued pursuant to the terms of the Purchase Agreement described in clause (iii) above.

Subsequent events have been evaluated up to January 10, 2014, the date the financial statements were available to be issued.

Pets are Family.
ARATANA
THERAPEUTICS
www.aratana.com
1901 Olathe Blvd | Kansas City, Kansas 66103
913-951-2132

6,500,000 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Jefferies

Barclays

William Blair

Co-Managers

JMP Securities

Craig-Hallum Capital Group

January 29, 2014